Form 20-F
period 2002-12-31
COUNSEL CORP
filed 2003-06-30
CIK 939897

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

COMMISSION FILE NUMBER: 0-25626

COUNSEL CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

PROVINCE OF ONTARIO, CANADA
(JURISDICTION OF INCORPORATION OR ORGANIZATION)

EXCHANGE TOWER, SUITE 1300
130 KING STREET WEST, TORONTO, ONTARIO M5X 1E3
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

None

Securities registered or to be registered or to be registered pursuant to Section 12 (g) of the Act:

Common Shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to section 15 (d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of April 30, 2003 was 21,137,272 Common Shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 Item 18 X

PART I

Unless the context otherwise requires, references herein to the “Company”, the “Corporation” or to “Counsel” are to Counsel Corporation and its consolidated subsidiaries.

All amounts are indicated in thousands of US dollars, except for per share information unless otherwise indicated.

NOTE REGARDING FORWARD LOOKING STATEMENTS

     This document contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plans”, “continue”, or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include, without limitation, the timing of acquisitions and expansion opportunities, technological change and changes to the business environment that may impact the Company’s capital expenditures and competitive factors that may impact revenue and operating costs and alter the timing and amount of the Company’s capital expenditures. Any of these factors could cause actual results to vary materially from current results or the Company’s currently anticipated future results and financial position. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date this annual report was first filed with the Securities and Exchange Commission. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in “Item 3. Key Information – Risk Factors”.

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3: KEY INFORMATION

A.     SELECTED FINANCIAL DATA

     The following table presents selected financial data for the Company for the years ended, or as at, December 31 indicated below. The Company’s reporting currency is the US dollar. This data is derived from the consolidated financial statements of the Company included in this annual report under Item 18, which are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and are reconciled to accounting principles generally accepted in the United States (“U.S. GAAP”) in note 22 of the Company’s consolidated financial statements. The selected financial data should be read in conjunction with the Company’s consolidated financial statements and notes thereto and the Company’s Operating and Financial Review and Prospects set forth under Item 5.

     The following selected historical financial Canadian GAAP data is presented for the four most recent financial years rather than the five most recent financial years because the financial data for continuing and discontinued operations for the earliest year cannot be provided on a restated basis without unreasonable effort or expense.

	2002	2001	2000	1999

	$	$	$	$
Operating revenues	96,590	54,030	—	—
Loss from continuing operations	(6,478)	(38,324)	(7,791)	(88,253)
(Loss) earnings from discontinued operations	(18,949)	(23,889)	(37,642)	136,451
Net (loss) earnings	(25,427)	(62,213)	(45,433)	48,198
(Loss) earnings per common share-basic
From continuing operations	(0.43)	(1.80)	(0.43)	(3.47)
From discontinued operations	(0.85)	(1.04)	(1.52)	5.21
Net earnings (loss)	(1.28)	(2.84)	(1.95)	1.74
(Loss) earnings per common share-diluted
From continuing operations	(0.43)	(1.80)	(0.43)	(3.47)
From discontinued operations	(0.85)	(1.04)	(1.52)	5.21
Net earnings (loss)	(1.28)	(2.84)	(1.95)	1.74
Total assets	139,540	142,322	228,863	278,890
Net assets	8,388	35,494	104,503	156,725
Capital stock	99,434	102,852	109,452	116,251
Number of shares (in thousands)	21,745	22,493	23,937	25,533
Dividends declared per share	—	—	0.07	1.01

B. CAPITALIZATION AND INDEBTEDNESS:

     Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS:

     Not applicable.

D. RISK FACTORS

     The following important factors, among others, could cause our actual results to differ materially from those anticipated in forward-looking statements made in this annual report or presented elsewhere by management from time to time. To full appreciate the risks factors the reader is encouraged to read this document in full.

Credit risk

     The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and loans receivable. Cash and cash equivalents are on deposit at major financial institutions. The Company’s retail communications subscribers are primarily residential subscribers and are not concentrated in any specific geographic region of the United States. The Company’s wholesale communications customers are primarily based in Utah, U.S.A. with no single customer accounting for greater than 10% of 2002 revenue. An allowance for doubtful accounts is established based upon the overall credit worthiness of specific customers.

Interest rate risk

     Interest rate risk arises due to the exposure to the effects of future changes in the prevailing level of interest rates. The Company is exposed to interest rate risk arising from fluctuations in interest rates primarily on its revolving credit facility, and on its mortgages depending on prevailing rates at renewal.

Market value risk

     The Company’s business model for the real estate segment involves the leveraging of acquired assets with third party debt, normally in the form of mortgages. The debt level attributed to a particular property is normally determined as a percentage of market value for the asset at the time the asset is leveraged up. Should market values decline for a particular property, the ability of the Company to replace the debt at renewal at previous levels and on favourable terms could be in doubt.

Foreign exchange risk

     Foreign exchange risk arises to the extent of net assets invested in Canadian dollars and operations derived from those Canadian dollar investments. The Company does not attempt to hedge its net asset investment in Canadian Dollars. The consolidated financial statements are expressed in U.S. dollars as it is the currency of the primary economic environment in which the Company conducts its operations.

Acquisitions and integration

     Counsel pursues a strategy of acquiring businesses in order to achieve growth, scale and ultimately, profitability. If Counsel is unable to find suitable acquisitions or the funding to complete them, the Company may not realize on its strategic goals. Likewise, the speed and effectiveness with which the Company is able to integrate acquired companies into existing businesses and realize anticipated synergies could have a significant short-term impact on profitability.

     In recent years, Counsel has focused on acquiring telecommunications companies from bankruptcy proceedings. The displacement of the overall communications industry, coupled with the acquisition of businesses that has sought protection under bankruptcy laws adds additional elements of risk over that of the acquisition of an existing profitable business.

Disposition of investments

     An integral part of Counsel’s strategy is the ability to sell acquired businesses once a targeted level of growth has been achieved. There can be no guarantee that Counsel will be able to find a buyer once a decision to sell has been made. Changes in capital markets, economic environments and other factors could delay a sale or substantially reduce the planned selling price, thereby reducing profitability and planned sources of future funding.

     In addition, Counsel has certain self-sustaining operations, the disposal of which could result in deferred exchange gains or losses being included in income. The deferred gain or loss could materially alter the accounting gain or loss that might otherwise have been recorded.

Volatile telecommunications market

     During the last several years, the telecommunications industry has been very volatile as a result of over capacity, which has lead to price erosion and bankruptcies. If the Company cannot control subscriber and customer attrition through maintaining competitive services and pricing, revenue could decrease significantly. Likewise, by maintaining competitive pricing policies, the revenue per minute earned by the Company may decrease significantly. Both scenarios could result in the Company not meeting profitability targets.

Telecommunications billing

     Acceris Communications Partners’ business includes the operations from long distance and other voice services to small businesses and the consumer/residential market (“A&R” business). This business relies on an enterprise billing solution to bill customers. If that technology fails to operate as expected, there is a risk that revenue could be lost or customers could be billed incorrectly.

Telecommunications trends

     Acceris Communications Solutions provides customized, integrated wireline communications solutions for voice and data. Acceris Communications Partners also provides a number of wireline products and services. Recent studies have shown that wireless communications are increasing in acceptance and are eroding wireline revenue. If this trend continues, communications revenue could be materially impacted.

Technology changes

     Acceris Communications Technologies licenses a fully developed technology platform to third party users that facilitates the convergence of traditional telecommunications equipment and internet protocol technologies. New technologies may emerge that would make the Company’s product offering obsolete. This could impact the results of Counsel due to impairments to intangible assets if it does not achieve budgeted sales.

Government regulation

     The telecommunications industry is subject to government regulation at federal, state and local levels. Any change in current government regulation regarding telecommunications pricing, system access, consumer protection, or other relevant legislation could have a material impact on the results of operations. See the Business overview portion of this annual report for a more detail discussion on government regulations in the telecommunications industry.

     Recent legislation in the U.S. (the Sarbanes-Oxley Act of 2002) is increasing the scope and cost of work provided to Counsel by its auditors and legal advisors. Many guidelines have not yet been finalized and there is a risk that Counsel will incur significant costs in the future to comply with legislative requirements, thereby reducing profitability.

Key employees

     The Company has certain employees that it considers to be key. Many of these employees are involved in executing the strategy for the planned results discussed above. If these key employees cease to be employed with Counsel, planned results could be delayed or might not materialize. The Company mitigates this risk through the use of employment contracts, the formalization of the Company’s strategy and business plans and by ensuring the existence of timely knowledge exchange and collaboration.

Litigation and insurance

     The Company, from time to time, is involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company is not aware of any pending or threatened proceedings that would have a material adverse effect on the consolidated financial condition or future results of the Company.

     Counsel maintains insurance coverage that includes liability coverage to protect the Company from claims made against it. Recent events have made liability insurance more expensive while at the same time have reduced the scope of coverage. The Company’s ability to maintain adequate insurance coverage at a reasonable cost may be impacted by market conditions beyond the control of the Company.

ITEM 4: INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

     421367 Ontario Limited, the predecessor to Counsel Corporation, was incorporated under the laws of the province of Ontario by Articles of Incorporation dated August 2, 1979. It changed its name to Counsel Financial Services Limited by Articles of Amendment, effective October 26, 1979 and changed its name to Counsel Trustco Corporation by Articles of Amendment effective July 15, 1982. The corporation amalgamated with its wholly owned subsidiary, 475848 Ontario Limited (formerly Counsel Management Limited), by Articles of Amalgamation effective December 31, 1984. By Articles of Amendment, effective May 22, 1986, the Corporation changed its name to Counsel Corporation. By Articles of Amendment, effective May 5, 1987, the Corporation subdivided each of its issued and unissued common shares on a 3 for 2 basis. The corporation amalgamated with its wholly owned subsidiary, Counsel Healthcare Assets Inc., by Articles of Amalgamation effective December 31, 1998 and retained the name Counsel Corporation. By Articles of Amendment effective June 9, 1999, the Corporation simplified its capital structure by replacing its authorized classes and series of preferred with one class of preferred shares, none of which are currently outstanding, and changing the authorized number of its common shares to an unlimited number.

     The registered and principal office of the Corporation is located at Exchange Tower, Suite 1300, P.O. Box 435, 130 King Street West, Toronto, Ontario, M5X 1E3, and its telephone number is (416) 866-3000.

     The following chart indicates the principal subsidiaries of the Corporation, their jurisdiction of incorporation and the percentage of voting securities thereof which are owned directly or indirectly by the Corporation as at December 31, 2002:

*     On January 2, 2003, the Corporation acquired the minority interest of Counsel Communications LLC (“Counsel Communications”), which owns all of the Corporation’s shares of I-Link Incorporated (“Acceris/I-link”). Acceris/I-Link (OTCBB: ILNK) is a San Diego based public company, which holds all of Counsel’s communications holdings. As a result, the Corporation’s ownership in Counsel Communications and its effective ownership in Acceris/I-link increased to 100% and 68.1%, respectively. Additionally, at Acceris/I-link’s next shareholders’ meeting, amongst other things, the Company intends on asking the Acceris/I-link shareholders to approve a proposal to change its name to Acceris Communications Inc. (“Acceris/I-Link”). Counsel has negotiated a debt restructuring agreement, that will see approximately $30 million of its senior debt investment in Acceris/I-link be converted into common shares of Acceris/I-link, this will have the affect of increasing Counsel’s ownership in Acceris/I-link to approximately 86%. This transaction is expected to occur once certain amendments are made to the Acceris/I-link articles of incorporation, which is expected to be approved at its next shareholders’ meeting.

     The Corporation is a diversified company engaged primarily in the ownership and development of companies that provide services and products in the United States and Canada. In 2002, the Corporation focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada. In 2002, the Corporation adopted a formal plan of disposal for its long-term care business. In 2000 and 2001, the Corporation was also engaged in the medical products and technology services sectors.

     In June 1998, the Corporation acquired a 61% interest in Sage BioPharma, Inc. (“Sage”), which is engaged in providing hormonal therapy products in the United States. In November 1998, the Corporation completed the acquisition of an 82.5% interest in FARO Pharmaceuticals, Inc. (“FARO”), which was focused on the market for ‘below threshold’ drugs – specific drugs with less than approximately $50,000 in annual sales that larger drug companies do not have the inclination to promote. Sage was merged into a wholly-owned subsidiary of FARO on December 31, 1999. The merged company was continued as FARO with Counsel owning 78.3% of the combined company. In the second quarter of 2000 Counsel adopted a formal plan to disposal for FARO’s pharmaceutical products business and this was accomplished on April 30, 2001 with the sale of the assets related to this business. In November 2001, the Corporation acquired the FARO shares held by FARO’s minority shareholders, which resulted in its interest in Sage increasing to 90.4%. During the third quarter of 2002, the Corporation adopted a formal plan of disposal for its medical products business segment and, effective October 4, 2002, disposed of its interest in Sage.

     In October 1999, Counsel entered the technology sector through the acquisition of a 25.2% interest in Impower, Inc. (“Impower”), which was increased to 33.6% during 2000. Impower, a private company, provides transaction-based Internet direct marketing and electronic database management products and services. In 2000 Counsel continued to expand in the technology sector with the acquisition of: a 28.5% interest in Proscape Technologies, Inc. (“Proscape”), which was increased to 36% during that year; a 26% interest in IBT Technologies, Inc. (“IBT”) which was increased to 27.7% during that year; a 32.5% interest in Core Communications Corporation (“Core”), which was diluted to 12.9% during that year, and has subsequently been diluted to approximately 5%. Proscape, a private company, develops, markets and supports marketing and sales information software systems for middle market and Fortune 1000 companies. IBT, a private company, was an application service provider that developed, deployed and supported media-rich e-learning products and services delivered over the Internet for business training and post-secondary educational applications. Core, a private company, provides managed network services for high-speed data communications in hotel and convention meeting spaces. In February 2001, the Corporation increased its ownership of Proscape from 36.0% to 56.5% for $2,900. In the fourth quarter of 2001 the Corporation decided to cease further funding of Proscape and, consequently, Proscape has made alternative arrangements for funding which has reduced the Company’s interest to below 20% (currently approximately 9%). In August 2001, Impower made a voluntary filing under Chapter 11 of the U.S. bankruptcy legislation to seek protection from its creditors. Impower was reorganized and emerged from Chapter 11 in 2002, resulting in the Corporation receiving a 17.5% fully diluted interest in Impower as well as $550 of preferred stock. The Corporation increased its interest in IBT from 27.7% to 49.5% as a result of investments of $1,800 and $700 in May and September 2001, respectively. In December 2001, IBT made a voluntary filing under Chapter 7 of the U.S. bankruptcy legislation and the Corporation has written off its entire equity investment in IBT. In 2002, the Corporation decided to cease further investment in the technology sector and no longer has any significant influence with respect to Core, Proscape and Impower. Consequently, its interests in these companies are classified as portfolio investments on its consolidated balance sheet.

     In the long-term care sector, the Corporation leases and operates seven nursing homes in Canada and owns three nursing homes in the United States and five retirement centres in Canada. Prior to September 2001, the Corporation owned six nursing homes in the United States. In September 2001, the Corporation’s three nursing homes in Florida were sold for gross proceeds of $7,000, resulting in a pre-tax gain of $3,400. During the fourth quarter of 2002, the Corporation adopted a formal plan of disposal for its long-term care facilities. There facilities are now classified as discontinued operations, the Corporation expects to record a gain on the sale of these facilities.

     In February 2000, Counsel formed Counsel Communications to focus on acquiring, consolidating and operating Internet telephony and other telecommunications-related businesses. In February 2001, Counsel Communications acquired Nexbell Communications Inc. (“Nexbell”), a packet telephony infrastructure provider that deployed a network of points of presence to deliver Internet protocol (“IP”) voice and fax services. On March 1, 2001, Counsel Communications acquired a 65% interest in I-Link Incorporated (“I-Link/Acceris”), a publicly traded provider of enhanced IP voice and data communications services. On April 17, 2001, this interest was increased to approximately 70% when Acceris/I-Link acquired Nexbell in a stock for stock transaction. In December 2001, Nexbell was sold to an unrelated party.

     In June 2001 Acceris/I-Link entered the dial-around long distance business through WorldxChange Corp. (“WorldxChange”), a wholly owned subsidiary. WorldxChange purchased certain assets and assumed certain liabilities of WorldxChange Communications, Inc. from a bankruptcy proceeding. WorldxChange is a facilities-based telecommunications carrier that provides international and domestic long-distance service to retail customers. Telecommunication services provided by WorldxChange initially consisted primarily of a dial-around product that allows a customer to make a call from any phone by dialing a 10-10-XXX prefix. Historically, WorldxChange marketed its services through consumer mass marketing techniques, including direct mail and direct response television and radio. In 2002, WorldxChange amended its channel strategy, de-emphasized the direct mail channel and devoted its efforts to pursue more profitable methods of attracting and retaining customers. Currently WorldxChange utilizes commercial agents as well as a network of independent commission agents recruited through its multi-level marketing programs, as its primary sales channels.

     Effective November 1, 2001, Counsel Communications acquired Springwell Capital Partners, LLC (“Springwell”), a merchant banking firm specializing in the communications industry, which reduced the Company’s interest in Counsel Communications to 88.3%. At the same time, Counsel Communications was renamed Counsel Springwell Communications, LLC. In the fourth quarter of 2002 the Corporation ended its affiliation with Springwell and, effective January 2, 2003, acquired the minority interest in Counsel Springwell, which was renamed Counsel Communications LLC.

     On December 6, 2002, Acceris/I-Link entered into an agreement to sell substantially all of the assets and customer base of I-Link Communications Inc. (“ILC”), a wholly owned subsidiary, to Buyers United Inc. (“BUI”). The sale includes the physical assets required to operate Acceris/I-Link’s nationwide network using patented voice over IP (“VoIP”) technology (constituting the core business of ILC) and a non-exclusive license in perpetuity to use Acceris/I-Link’s proprietary software platform. The sale closed in the second quarter of 2003.

     On December 10, 2002, WorldxChange completed the purchase of the Enterprise and Agent business of RSL Com U.S.A. Inc. (“RSL”) from a bankruptcy proceeding. The acquisition included the assets used by RSL to provide long distance voice and data services, including frame relay, to small and medium size businesses (“Direct” business), and the assets used to provide long distance and other voice services to small businesses and the consumer/residential market (“A&R” business), together with the existing customer base of the Enterprise and Agent business. WorldxChange expects that this acquisition will advance its commercial agent business, increase network utilization and provide an entry into the management of information technology services for enterprise clients.

     Today, Acceris/I-Link remains focused on delivering voice and data services and solutions to its partners and customers. With over eight years’ experience developing VoIP technologies, Acceris/I-Link continues to offer a proven and time-tested solution for companies to use its technology to reduce telecommunication costs and/or to enter the enhanced communications market. At present, Acceris/I-Link continues to actively market its voice and data services and solutions through wholesale and retail channels, and licenses its enhanced services platform to partners and service providers who wish to offer voice services without incurring high development costs.

     The Corporation entered the real estate sector in 2002 when it completed the acquisition of five-retail income-producing properties, consisting of approximately 730,000 square feet of leaseable area and 13 acres of land for development. These properties are located primarily in Ontario, Canada.

     Over the past three years, the following major events influenced the development of the Corporation’s business:

     Medical and Pharmaceutical Products

•	Effective May 23, 2000, the Corporation adopted a formal plan to dispose of the pharmaceutical products business of FARO through the disposition of its rights, including trademarks, copyrights and regulatory filings, in three branded prescription pharmaceutical products acquired from Glaxo Wellcome Inc. in 1998 and provided for an estimated loss of $32,400 in 2000 after income tax recovery of $19,000.

•	On April 30, 2001, FARO completed the sale of the Glaxo products for proceeds of $67,000 consisting of $54,000 paid on closing, $8,000 paid 60 days subsequent to the closing and a further $5,000 payable within 30 days of the first anniversary of the closing, subject to specified levels of inventories on hand at the date of closing and sales returns and rebates relating to operations prior to the closing.

•	In November 2001, the Corporation acquired the minority interest in FARO for $6,800. The cost of this acquisition was provided in the estimated loss set up in 2000 in connection with the discontinuation of the Corporation’s pharmaceutical products business.

•	In the third quarter of 2002, the Corporation adopted a formal plan of disposal for its medical products business and, accordingly, disposed of its interest in Sage, effective October 4, 2002. It incurred a loss on disposition of $463.

Technology Services

•	On October 22, 1999, the Corporation acquired a 25.2% interest in Impower, an Internet direct marketing company, for $10,000. On June 22, 2000, the Corporation increased its interest in Impower to 33.6% for cash consideration of $5,109.

•	On January 20, 2000, the Corporation acquired a 28.5% interest in Proscape, a provider of business-to-business fact-based, enterprise sales and marketing information software systems, for $4,000. On October 24, 2000 the Corporation increased its interest in Proscape to 36% for $1,140 and on February 16, 2001 this was further increased to 56.5% for cash consideration of $2,859.

•	On March 28, 2000, the Corporation acquired a 26% interest in IBT, which delivers media-rich course content over the Internet for business training and post-secondary educational applications, for $4,000 and a further 1% interest was acquired on August 15, 2000 for $222.

•	On March 28, 2000, the Corporation acquired a 32.5% interest in Core, which provides high speed Internet access solutions and other communication services to trade shows, convention, seminars and conferences, for $1,500, plus acquisition costs of $333. On December 29, 2000 Core successfully completed an equity financing in which the Corporation did not participate, resulting in the dilution of the Corporation’s interest in Core to 12.9%.

•	On August 3, 2001, Impower made a voluntary filing under Chapter 11 of the U.S. bankruptcy legislation to seek protection from its creditors, which resulted in the Corporation determining that its investment in Impower was impaired and writing off its entire equity investment.

•	On May 31 and September 6, 2001, the Corporation acquired additional interests in IBT for cash consideration of $1,817 and $684, respectively, thereby increasing its interest in IBT to 49.5%. In December 2001 IBT made a voluntary filing under Chapter 7 of the U.S. bankruptcy legislation, which resulted in the Corporation determining that its investment in IBT was impaired and writing off its entire equity investment.

•	In the fourth quarter of 2001, the Corporation decided to cease further funding of Proscape and, consequently, Proscape has made alternative arrangements for funding which has reduced the Corporation’s interest in Proscape to approximately 9% on a diluted basis.

•	In 2002, Impower was reorganized and emerged from Chapter 11. Pursuant to the reorganization, the Corporation received a 17.5% fully diluted equity interest in Impower as well as $550 of preferred shares.

       Communications

•	In February 2000, Counsel formed Counsel Communications to focus on acquiring, consolidating and operating Internet telephony and other telecommunications-related businesses.

•	In August 2000, the Corporation entered into an agreement to acquire a majority interest in Nexbell, a designated Cisco Powered Network member in the VoIP category and in February 2001, this purchase was completed with the acquisition of 97.5% of Nexbell for cash consideration of $1,540.

•	On March 1, 2001, the Corporation acquired a 65.2% interest in Acceris/I-Link, an enhanced Internet Protocol voice and data communications services provider, for cash consideration of $5,113 and agreed to invest $10,000 in the form of three-year debt convertible into common shares at a conversion rate of $0.56 per share.

•	On April 17, 2001, Acceris/I-Link acquired Nexbell in exchange for the issuance of 17.5 million shares of Acceris/I-Link to the Corporation, thereby increasing the Corporation’s interest in Acceris/I-Link to 70.5% on a primary basis.

•	On June 4, 2001, Acceris/I-Link acquired certain net assets of WorldxChange, a 10-10-XXX dial-around business, for cash consideration of $13,000.

•	On September 6, 2001, all outstanding shares of Acceris/I-Link’s Class C, preferred stock automatically converted into shares of common stock in accordance with their terms. Acceris/I-Link issued additional common stock in satisfaction of this conversion and its obligations to pay dividends to the conversion date, resulting in the dilution of the Corporation’s interest to 68.1%.

•	Effective November 1, 2001, Counsel Communications acquired Springwell a merchant banking firm specializing in the communications industry, in exchange for an 11.7% interest in Counsel Communications, at which time Counsel Communications was renamed Counsel Springwell Communications LLC. This had the effect of reducing the Corporation’s interest in Acceris/I-Link to 60.2%.

•	During the quarter ended September 30, 2001, Acceris/I-Link performed a recoverability analysis, based on undiscounted cash flows, with respect to the goodwill recorded on its acquisition of Nexbell. This analysis resulted in an impairment charge of $8,040 as a consequence of projected losses associated with Nexbell’s prime product and the decision to adopt a plan to discontinue this product. Subsequently, in December 2001, Nexbell was sold to an unrelated party for a gain of $589.

•	In the fourth quarter of 2002, the Corporation ended its affiliation with Springwell Capital Partners and, effective January 2, 2003, acquired the minority interest in Counsel Springwell, which was renamed Counsel Communications LLC.

•	On December 6, 2002, Acceris/I-Link entered into an agreement to sell substantially all of the assets and customer base of ILC, a wholly owned subsidiary, to BUI. The sale includes the physical assets required to operate Acceris/I-Link’s nationwide network using patented VoIP technology (constituting the core business of ILC) and a non-exclusive license in perpetuity to use Acceris/I-Link’s proprietary software platform. The sale price consists of $3,000 of convertible preferred shares of BUI, a public company, which, subject to adjustment in certain circumstances, are convertible into 1.5 million common shares, or approximately a 12% ownership interest in BUI (diluted, after conversion). The sale closed in the second quarter of 2003. The sale of the ILC network and assets is expected to significantly reduce Acceris/I-Link’s operational, personnel and overhead costs. In addition, by retaining ownership of its proprietary technology and patents, Acceris/I-Link will be in a position to realize on their intrinsic value.

•	On December 10, 2002, WorldxChange completed the purchase of the Enterprise and Agent business of RSL in order to advance its commercial agent business, increase network utilization and provide an entry into the management of information technology services for enterprise clients. WorldxChange paid a purchase price of $7,500 in cash plus a non-interest bearing note for $1,000, which matures on March 31, 2004 and is subject to certain closing balance sheet adjustments, and has agreed to pay up to an additional $2,000 in consideration due on March 31, 2004, which is contingent upon the achievement of certain revenue levels by the Direct business for the year 2003. The actual amount due will be prorated based upon 2003 direct business revenues between $25,000 ($0 amount payable) to $35,000 ($2,000 payable). The cash element of the purchase price of $7,500 was financed by a loan from Acceris/I-Link to WorldxChange that is due June 30, 2004. Acceris/I-Link’s loan to WorldxChange was financed by a convertible loan to Acceris/I-Link from a wholly owned subsidiary of the Corporation. The loan from the Corporation’s subsidiary is convertible into common stock of Acceris/I-Link at the exchange rate of $0.084 per share, which rate represents the average closing price of Acceris/I-Link’s common stock for the twenty trading days preceding December 10, 2002.

Real Estate

•	On July 3 and July 10, 2002, The Corporation completed the acquisition of five income producing properties comprising approximately 730,000 square feet of leaseable area and approximately 13 acres of vacant land zoned for retail development in Canada. The purchase price amounted to the Canadian dollar equivalent of $35,500, including closing costs of $1,000. These acquisitions were funded by the assumption of $20,000 of first mortgage debt on the properties and $15,500 of cash.

Further details of material acquisitions and dispositions may be found in notes 3 and 17 to the audited Consolidated Financial Statements for the year ended December 31, 2002.

B.     BUSINESS OVERVIEW

     Counsel is a diversified company focused on acquiring and building businesses using its financial and operational expertise. Today Counsel operates active business primarily in the communications and real estate sectors.

     In 2002, 96.5% (2001 — 100%) of the Corporation’s revenues from continuing operations were generated by its communications segments. The communications sector has undergone a period of unprecedented dislocation and change over the past few years, creating opportunities perfectly suited to the Corporation’s value-added financial and operating skills. In addition, industry challenges have produced a number of well-valued acquisition candidates with which the Corporation can build its existing communications platform. As a result, management believes that the Corporation’s communications business presents a compelling proposition to create and increase value and has taken a number of steps to capitalize on these opportunities.

     During 2002, the Corporation worked on restructuring its communications business to provide more operating and financial control while reducing costs through more streamlined and integrated processes. Besides the ILC divestiture and the RSL acquisition, new and experienced leadership teams were installed that possessed proven track records of building successful telecommunications companies. A highly focused marketing program was launched, with an emphasis on meeting the communications needs of carefully targeted business and consumer markets in specific regions. Systems platforms were upgraded and under-performing assets and operations were sold or curtailed.

     Counsel’s goal is to become a pre-eminent builder of communications businesses in North America. At the beginning of 2003, it introduced a new name and brand for its business – Acceris Communications. At Acceris/I-Link’s next shareholders’ meeting it intends to ask shareholders to approve a proposal to change its name to Acceris Communications Inc. Acceris/I-Link’s mission is to provide businesses and consumers with competitively priced voice, data and enhanced communications services via direct and indirect channels, delivering industry-leading customer care and customized solutions supported by a state-of-the-art, full-function back office. In the fourth quarter of 2002, Acceris/I-Link was reorganized into three complementary strategic business units:

     Acceris Communications Partners is a combination of the WorldxChange assets acquired in June 2001 and the A&R business of RSL, which was acquired in December 2002. Acceris Communications Partners is a facilities-based provider of circuit-switched long distance telecommunication services to end users. Acceris Communications Partners, through WorldxChange, initially approached the market through a combination of direct mailings (primarily of a dial-around product that allows a customer to make a call from any phone by dialing a 10-10-XXX prefix) and multi-level marketing (“MLM”). In 2002, Acceris Communications Partners amended its channel strategy, de-emphasizing the direct mail channel and devoting its efforts to the agent channel. It is focused on two distinct agent channels: MLM and commercial agent. In addition, Acceris Communications Partners expanded its product offerings in 2002 to focus on 1+ switched (1+ is when a customer can pick up the phone and directly dial a long distance number by pushing 1- area code-phone number), dedicated circuits, and data. Further, the company began to offer a 1+ calling plan to its existing customer base in the dial around business (10-10-XXX prefix). This segment accounted for approximately 95% of the communications revenue from continuing operations in 2002 and is expected to be the largest contributor to revenue in 2003, but at a lesser percentage as Acceris Communications Solutions contributes a larger proportion. There were no customers in 2002 that accounted for over 10% of this segment’s revenues, which revenues were generated in the United States.

     Acceris Communications Solutions is the Enterprise business of RSL, which was acquired in December 2002. Acceris Communications Solutions provides customized, integrated communications solutions for voice and data. Its innovative approach to networking, connectivity and telecommunications products and services leverages technology to improve the way its customers do business. Its solutions help its customers increase revenues and reduce the total cost of technology ownership. What differentiates Acceris Communications Solutions from other network providers is that it will work with its customers to develop a customized solution that is designed and implemented specifically for the way they do business. As this business was acquired in December 2002, this segment accounted for approximately 2% of the communications revenue from continuing operations in 2002. The revenue contribution from this source will increase significantly in 2003 as it operates for a full year in 2003. In 2002, Acceris Communications Solutions’ two largest customers accounted for 12% and 10% respectively of the revenues of this segment, which revenues were generated in the United States. Acceris Communications Solutions markets to its customer base on a direct basis.

     Acceris Communications Technologies is the former technology licensing and development business of Acceris/I-Link. Acceris Communications Technologies offers a fully developed network convergence solution for voice and data. Over the last five years, Acceris Communications Technologies has sold several technology licenses in international markets based on its IP communications technology, which is supported by three patents. Acceris Communications Technologies refined its technology over the last five years by proving and resolving quality of service integration while developing numerous enhanced features that create incremental revenue for communications providers. This maturing of the technology was enabled by the building and operation of an IP network across the United States. This segment accounted for approximately 3% of the communications revenue from continuing operations in 2002. The revenue contribution from this source is expected to increase in 2003, as the Company intends on expanding its existing customer base and expanding revenue opportunities with its historical customer base. Its contribution as a percentage of total revenue will remain relatively consistent with 2002. There were three customers in 2002 each of which accounted for over 10% of the total revenues and which, combined, accounted for 100% of this segment’s revenues, which revenues were with US subsidiaries of international companies. However, as of the end of 2002 these companies were no longer customers. Acceris Communications Technologies markets to its customers on a direct basis. The revenue and earnings of this business segment is project centric, which can create significant shifts in revenue and earnings between financial reporting periods.

     Real estate, which commenced operations in 2001, is comprised of the Company’s investments in six income producing properties in Canada, five of which were acquired in 2002. The leasable area of the portfolio is approximately 776,000 square feet with occupancy of 94% at December 31, 2002.

Patents and licensing

     Acceris/I-Link has three issued patents and utilizes the technology underlying those patents in providing its products and services. It has also licensed certain portions of that technology to third parties. It has several patent applications that are currently pending before the United States Patent and Trademark Office. In August 2002, its “voice internet transmission system” patent (“VoIP Patent”) was issued. The VoIP Patent joins Acceris/I-Link’s two other IP patents, filed in 1996, which are related to the delivery of high quality conference calls with compressed signals. Together, these patented technologies have been successfully deployed and commercially proven in a nationwide IP network and in Acceris/I-Link’s unified messaging service, application programming interface, and software licensing businesses. Acceris/I-Link plans to further leverage these patents as it packages an IP solution for the growing enterprise and applications markets. While using the technology underlying the VoIP Patent in its business, Acceris/I-Link is also investigating whether and to what extent the VoIP Patent is licensable to third parties.

Competition

     The Acceris Communications Partners and Acceris Communications Solutions businesses face competition from numerous telecommunications organizations offering service in the United States. Providers include such large organizations as AT&T, Sprint and Verizon, as well as numerous small, less widely known, service providers.

     The Acceris Communications Partners business, consistent with its competitors, sees significant attrition in its customer base over short periods of time. In order to attract new customers and minimize attrition, it must develop and market product offerings that appeal to people demanding long distance services originating in the United States. Factors that influence the highly mobile customer base include, among other things, premium quality of service, enhanced features offerings and premium customer service, at value pricing. Long-term success in the Acceris Communications Partners market is sustained by attracting new customers and developing customer loyalty.

     The Acceris Communications Solutions business differs significantly from the Acceris Communications Partners business. In this business, customers tend to remain with one service provider for many years. This longer term retention results in recurring revenue streams, which result from the ability to offer specific solutions to each individual customer. Acceris Communications Solutions differentiates itself from its competitors by offering customized, integrated solutions that enhance its customers’ productivity and, ultimately, improve profitability.

     Acceris Communications Technologies offers an internally developed patented technology solution that operates in both a convergence and IP world. Acceris Communications Technologies provides a 100% software solution for VoIP deployment. The solution, unlike some competition, does not rely on hardware to provide switching, conference or enhanced services. Additionally, the solution provides an open Application Programming Interface (“API”), to enable development of a wide variety of voice applications and services. Prior to late 2002, Acceris/I-Link had offered these products internationally and marketed its enhanced service products to customers on a retail basis. Commencing in late 2002, Acceris/I-Link decided to focus on providing software based IP solutions to United States domestic carriers, which assists those companies by reducing their internal costs and/or allows them to offer enhanced service products (such as One-number) to retail customers. This change in strategy led to the sale of the ILC assets and customer base to BUI. Acceris/I-Link does not see any direct competition to its current technology although there are many competitors with certain portions of its technology, but not as an entire package. Its competition would include the traditional switched telephony infrastructure providers, such as Nortel and Lucent, which Acceris/I-Link’s technology displaces. While Acceris/I-Link’s competition offers products with similar features, its competitive product is software based versus hardware based and as such can be deployed at a significantly lower cost. Also, the software nature of Acceris/I-Link’s product makes it easier and more economically feasible to develop additional features and services to meet ever-changing customer needs.

Government Regulation

     General: Many of the services that Acceris/I-Link provides are subject to the provisions of the U.S. Telecommunications Act of 1996 (the “1996 Act”), the regulations promulgated thereunder, as well as the applicable laws and regulations of the various states administered by the relevant state authorities. While the recent trend in the U.S., for both federal and state regulation of telecommunication service providers has been toward less regulation rather than more, the Federal Communications Commission (“FCC”) and relevant state authorities continue to regulate telecommunication carriers and the terms and conditions under which telecommunication services are provided.

     Federal: The FCC modifies its regulations of telecommunication carriers from time to time. In March 2001, the FCC issued an order requiring non-dominant carriers to remove their international exchange service tariffs from the FCC by January 28, 2002. Acceris/I-Link believes it is in compliance with the FCC’s detariffing orders and that achieving such compliance did not have a significant impact.

     In 1997, the FCC issued an order implementing those provisions of the 1996 Act, which promote universal telephone service (the “USF Order”). The USF Order requires interstate telecommunication carriers to contribute toward a fund for schools and libraries, a fund for rural health care and a fund to develop regions characterized by low income levels and high telecommunication costs (collectively “USF”). Acceris/I-Link’s USF contributions are assessed based on certain end user telecommunication revenues, which are calculated in accordance with the FCC’s legislative rules. The amounts contributed to USF may be billed to end-users and Acceris/I-Link has elected to pass those charges to its end user customers. If Acceris/I-Link continues to bill these amounts to its end-user customers, its customers may choose to purchase similar services from competitors. If Acceris/I-Link elects not to bill these amounts to its end-user customers in the future, its profit margins may be less.

     During the past year, the FCC increased the USF contribution percentages. Originally in May 2001 and subsequently in February 2002, the FCC proposed changes to the USF regulations that, if adopted, would alter the basis on which Acceris/I-Link determines its USF contributions and the ability and means by which such contributions may be recovered from its customers. For example, although the FCC has not proposed to prevent carriers from passing USF charges through to customers, the FCC has recently ruled that it will limit the extent to which carrier costs for administering USF charges may be passed through to customers. In addition, the FCC is considering alternative mechanisms under which it will assess USF charges to carriers. Although certain proposals may benefit Acceris/I-Link, the outcome of these proceedings cannot be predicted. It remains possible that the FCC could adopt a USF contribution mechanism that would have a negative effect upon Acceris/I-Link’s operations.

     State: In addition to regulation by the FCC, the majority of the states require Acceris/I-Link to register or apply for certification prior to initiating intrastate interexchange telecommunications services. To date, Acceris/I-Link’s subsidiaries, ILC and WorldxChange, are authorized through certification to provide intrastate interexchange telecommunications services and, in certain states, local exchange services. These subsidiaries are subject to the obligations that the applicable state laws place on all similarly certificated carriers including the regulation of services, the payment of regulatory fees and the preparation and submission of reports. If state regulators or legislators change current regulations or adopt new regulations it may negatively impact Acceris/I-Link’s ability to provide telecommunication services.

     The following table illustrates the revenue and approximate percentage of total revenue recognized by the Company in each of its principal business categories included in continuing operations for each of the last three completed fiscal years:

Principal Business Category - Continuing Operations	Consolidated Revenues*

	2002		2001		2000

	$	%	$	%	$	%
Acceris Communications Partners (telecommunications services and products)	88,863	92.0	49,289	91.2	—	—
Acceris Communications Solutions (voice and data solutions for enterprise customers)	1,547	1.6	—	—	—	—
Acceris Communications Technologies (voice and data network convergence software solutions)	2,837	2.9	4,730	8.8	—	—
Real Estate	3,343	3.5	11	—	—	—

     All of the Corporation’s consolidated revenues from its communications segments were generated in the United States. All of the revenues from real estate were generated in Canada.

     The following table illustrates the revenue and approximate percentage of total revenue recognized by the Company in each of its principal business categories included in discontinued operations for each of the last three completed fiscal years:

Principal Business Category - Discontinued Operations	Consolidated Revenues*

	2002		2001		2000

	$	%	$	%	$	%
Long-term care operations	32,629	75.0	31,604	60.7	32,045	69.4
Communications operations	7,806	18.0	16,803	32.3	—	—
Medical products and services	3,051	7.0	3,641	7.0	14,147	30.6

     The Corporation’s long-term care revenue is primarily generated in Canada, while the communications and medical products and services revenue was generated in the United States.

C. ORGANIZATIONAL STRUCTURE:

     See “A. HISTORY AND DEVELOPMENT OF THE COMPANY” above.

D. PROPERTY, PLANTS AND EQUIPMENT

     The Company has commitments under long term operating leases that approximate $13,800 over the next five years (see note 12 to the audited consolidated annual financial statements). Most of this amount relates to seven nursing homes in Ontario, Canada, containing 1,127 licensed beds, which it leases from an unrelated partnership. The balance relates primarily to its communications equipment leased at WorldxChange and leased office premises, primarily head office locations in Toronto, Ontario, and subsidiary offices in Draper, Utah; San Diego, California and Pittsburgh, Pennsylvania.

     Acceris/I-Link leases approximately 26,300 square feet of space for office and other facilities in Draper, Utah pursuant to commercial leases with original terms of five to seven years. These leases expire between 2003 and 2005 subject to a right to extend for an additional five years. The current aggregate base rent is approximately $28 per month. Acceris/I-Link also leases several other co-location facilities throughout the United States to house its Communication Engines. Such spaces vary in size and length of term. Of the 26,300 square feet leased, Acceris/I-Link subleases approximately 12,000 square feet on a month-to-month basis at approximately $14 per month, which is equivalent to the cost. In February 2003, Acceris/I-Link was released from this lease (12,000 square feet) and cancelled its related sublease agreement. In December 2002, Acceris/I-Link entered into an agreement wherein it was released from the lease of approximately 14,300 square feet (approximately $14 per month) subject to the closing of its sale of certain assets to BUI, which is anticipated to close in the second quarter of 2003.

     WorldxChange rents approximately 24,000 square feet of office space in San Diego, California under a five-year commercial lease dated August 1, 1997, which was extended to March 2003, at a cost of approximately $25 per month. WorldxChange also leases several other co-location facilities throughout the United States to house its network equipment. Such spaces vary in size and length of term.

     WorldxChange also rents approximately 46,000 square feet of office space in Pittsburgh, Pennsylvania under a lease dated December 11, 2002 and expiring on June 30, 2005, at a cost of approximately $54 per month. A $200 irrevocable letter of credit is in place until December 2004 as security for the lease.

     Included in assets of discontinued operations is the long-term care business. The long-term care business consists of four retirement homes with 297 assisted living units in southern Ontario, a retirement home with 128 assisted living facilities in Kelowna, British Columbia and three nursing homes with 484 beds in Texas. All of these properties are leased under long-term leases to Advocat Inc., a company which provides long term care services to nursing home patients and residents of assisted living facilities in the United States and Canada. The retirement homes are subject to mortgages totaling $11.7 million, bearing interest at rates from 7.9% to 8.6% and maturing on various dates through 2006. The Texas properties are unencumbered. The Company has no material plans to construct, expand or improve these facilities.

     The real estate business consists of six real estate properties with approximately 776,000 square feet of leasable area, which are encumbered by approximately $22,000 of debt. The Company may construct, expand or improve these facilities to maximize returns on its investment in real estate. The Company owns land held for development and expects to acquire additional land that its intends to develop in the near term, costs associated with these developments are unknown at this time.

     The Company is not aware of any environmental issues that may affect its utilization of these assets.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto. See “Item 18. Financial Statements”. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and the guidance of the Canadian Institute of Public and Private Real Estate companies (“CIPREC”). Note 22 of the financial statements includes a reconciliation of the Canadian GAAP net loss to the net loss determined under U.S. GAAP.

Definitions

     The Company’s analysis of financial results focuses on operating income (loss) and net earnings (loss). Operating income (loss) and net earnings (loss) are set out in the Company’s audited consolidated statement of operations. Operating income (loss) is defined as earnings from continuing operations before other gains, other losses and impairments, interest, taxes, equity in losses and minority interests. It is important to note that operating income (loss) is not a measure of performance under Canadian or U.S. GAAP. Operating income (loss) should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP or as a measure of operating performance or profitability. Operating income does not have a standardized meaning prescribed by generally accepted accounting principles and is not necessarily comparable to similar measures presented by other companies. Operating income/loss is reconciled to net earnings/loss in the body of the Company’s financial statement.

     Certain comparative figures have been reclassified to conform to the current year’s presentation.

Overview

     Counsel is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

     The Company marked its entry into the communications sector in March 2001 when it acquired a majority equity position in Acceris/I-Link. Acceris/I-Link is a supplier of voice, data and enhanced communications products and services. Acceris/I-Link operates as a facilities based telecommunications carrier providing long distance voice services to retail customers in the United States and long distance voice and data services to small to medium sized businesses in the United States. Acceris/I-Link also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology.

     The Company entered the real estate sector in 2002, when it completed the acquisition of five income producing properties, consisting of approximately 730,000 square feet.

     Counsel has continued to focus its business strategy by exiting or completing formal plans of disposal to exit all other operating segments in 2002. In 2002, the Company decided to cease funding its portfolio investments, exited the medical products and services segment, allowed dilution to occur in its technology business and has adopted a formal plan to exit its seniors living business by way of sale of its long-term care facilities, which it expects to occur in 2003.

     In 2002, Acceris/I-Link, the Company’s communications platform, completed a formal plan of disposal for its domestic VoIP network business. The sale of this business unit is currently under contract to BUI. The Company completed the sale of this business in the second quarter of 2003.

     As part of the refocusing of Counsel in 2002, the Company closed its New York office and ended its affiliation with Springwell. Many difficult decisions were taken in 2002 that are expected to assist the Company to return to profitability in 2003.

A summary of significant events during the year:

•	Resolved the Bergen Brunswig Corporation (“Bergen”) claim against the Company on the 1999 sale of Stadtlander Drug Company with the claim being dismissed. Resolving this matter eliminated a significant burden on the Company’s management, allowing it to focus on the execution of its strategy.

•	Disposed of the remaining shares of Bergen for a gain of $26,573.

•	Exited the medical products and services segment.

•	Ceased further investment in the technology sector.

•	Initiated a formal plan of disposal for its long-term care facilities.

•	Reorganized its communications platform.

•	Entered the real estate development and commercial income producing property segment with its acquisition of five income-producing properties and a development property.

•	Strengthened its management team with the addition of a new Chief Financial Officer, an Executive Vice President and a new Director of Taxation.

Critical Accounting Policies

     The financial statements of Counsel are prepared in conformity with a framework of generally accepted accounting policies selected by management and approved by the Audit Committee of the Board of Directors. These policies are set out in Note 2 to the consolidated financial statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on our reported results or financial position. The policies identified as critical to Counsel are discussed below.

Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

     The most significant estimates relate to the application of purchase accounting, the assessment of recoverability of customer and loans receivables, portfolio investments, and the cash-flows expected to be derived from long lived assets including property under development, income producing properties, property, plant and equipment and intangible assets. Management makes significant estimates related to the measurement of obligations and the timing of the related cash flows, particularly related to accrued liabilities and future income tax liabilities. Such timing and measurement uncertainty could have a material effect on the reported results of operations and the financial position of the Company.

     Actual results could differ materially from those estimates in the near term.

Revenue recognition

Telecommunication services

     Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably assured. Revenue is derived from telecommunications usage, based on minutes of use. Revenue derived from usage is recognized as services are provided, based on agreed upon usage rates. Revenue is recorded net of estimated customer credits.

     Management’s estimate of customer credits is based primarily on the historical experience of the Company or, for new services, the history of other telecommunications carriers for similar services. This estimate is subject to significant change in the future based on the nature of the customers and the Company’s processes for limiting usage to customers with a higher collection risk.

Technology licensing

     Revenue from the sale of software licenses is recognized when a non-cancellable agreement is in force, the license fee is fixed or determinable, acceptance has occurred and collectibility is reasonably assured. Maintenance and support revenue is recognized ratably over the term of the related agreements. When a license of technology requires continued support or involvement of the Company, contract revenue is spread over the period of the required support or involvement. In the event that collectibility is in question, revenue (deferred or recognized) is recorded only to the extent of cash receipts.

Valuation of portfolio investments

     Portfolio investments represent investments in publicly traded and privately held companies. These investments are accounted for using the cost method. Under the cost method, the investment is initially recorded at cost; earnings from such investments are only recognized to the extent received or receivable. Provisions for loss in value are recorded if a decline in value is considered to be other than temporary. Neither unrealized gains nor recoveries in valuation, if any, are reflected in the consolidated financial statements.

Valuation of intangible assets

     Effective 2002, companies are no longer permitted to amortize goodwill on a periodic or routine basis. Instead, the carrying value of goodwill must be assessed at least annually based on a comparison of a reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. Under Canadian GAAP, goodwill is to be tested for impairment within six months of adoption as of the beginning of the fiscal year.

     Intangible assets are recorded at fair value upon acquisition and finite-life intangible assets are amortized on a straight-line basis over the estimated useful life of one to five years (See Note 9 in the December 31, 2002 financial statements).

     On an ongoing basis, management reviews the carrying value of intangible assets and the amortization of finite-life intangible assets, taking into consideration any events and circumstances that might have impaired their carrying value. The Company assesses impairment by determining whether the unamortized intangible asset balance can be recovered through projected undiscounted future cash flows. If the net recoverable amount, calculated as the sum of the expected future cash flows, undiscounted and without interest charges, is less than the net book value, the excess of the net book value over the net recoverable value is charged to operations in the period in which such impairment is determined by management.

Valuation of income producing properties

     Income producing properties are carried at the lower of depreciated cost and net recoverable amount. A write-down to net recoverable amount is recognized when a property’s undiscounted cash flows are less than its carrying value. Projections of future cash flows take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. The use of net recoverable amount to assess the carrying value at which a property is reported assumes the property will be held for the long term. Otherwise, the net realizable value method is used. Estimated net realizable value represents the estimated selling price reduced by any costs expected until final disposition, assuming reasonable market conditions.

A. OPERATING RESULTS

Consolidated Results of Operations

     The following table sets out the Company’s consolidated results of operations for each of the three years and eight quarters ended December 31, 2002 under the basis of presentation utilized in its Canadian GAAP financial statements.

	Unaudited								Audited

	2001	2001	2001	2001	2002	2002	2002	2002	2000	2001	2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Total	Total	Total

	$	$	$	$	$	$	$	$	$	$	$
Revenues
United States
Acceris Partners	—	5,932	20,971	22,386	22,811	20,984	19,834	25,234	—	49,289	88,863
Acceris Solutions	—	—	—	—	—	—	—	1,547	—	—	1,547
Acceris Technologies	470	1,420	1,420	1,420	1,581	888	321	47	—	4,730	2,837

	470	7,352	22,391	23,806	24,392	21,872	20,155	26,828	—	54,019	93,247
Canada
Real estate	—	—	—	11	75	78	1,486	1,704	—	11	3,343

	470	7,352	22,391	23,817	24,467	21,950	21,641	28,532	—	54,030	96,590
Operating costs and expenses:
Telecommunication costs (net of depreciation)	—	5,315	15,728	14,503	13,273	12,237	10,973	14,453	—	35,546	50,936
Income producing properties	—	—	—	—	—	—	502	946	—	—	1,448
Selling, general and administrative	3,183	7,340	11,496	22,331	12,392	9,865	10,675	14,127	6,300	44,350	47,059
Research and development	896	524	435	307	382	465	317	235	—	2,162	1,399
Provision for doubtful accounts	—	131	305	403	1,357	1,251	1,118	2,605	—	839	6,331
Depreciation and amortization	636	1,978	3,674	2,561	1,684	1,592	1,760	2,079	205	8,849	7,115

Operating loss before undernoted items	(4,245)	(7,936)	(9,247)	(16,288)	(4,621)	(3,460)	(3,704)	(5,913)	(6,505)	(37,716)	(17,698)
Gains and other income:
Short-term investments	8,726	2,173	26,861	5,000	26,621	879	162	405	28,256	42,760	28,067
Portfolio investment	—	—	—	64	—	—	—	—	3,693	64	—
Sale of subsidiary	—	—	—	589	—	—	—	—	—	589	—
Retirement of debt	—	—	—	1,093	—	—	—	—	—	1,093	—
Other	—	—	—	—	—	—	—	782	—	—	782
Impairments and other losses:
Portfolio investments	—	(7,036)	(8,379)	(3,925)	—	—	(640)	—	(2,581)	(19,340)	(640)
Write-down of short-term investments	—	(1,833)	(122)	(2)	(136)	(2,656)	(1,139)	(80)	(22,031)	(1,957)	(4,011)
Other	—	—	—	—	—	(64)	501	(1,159)	(850)	—	(722)
Equity interests in significantly influenced companies	(2,286)	(2,535)	(761)	—	—	—	—	—	(9,547)	(5,582)	—
Interest income	1,271	518	327	529	123	146	83	49	2,520	2,645	401
Interest expense	(268)	(869)	(676)	(704)	(654)	(713)	(834)	(801)	(752)	(2,517)	(3,002)

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	3,198	(17,518)	8,003	(13,644)	21,333	(5,868)	(5,571)	(6,717)	(7,797)	(19,961)	3,177

Income taxes	2,477	2,952	9,211	5,261	11,005	465	438	(2,253)	6	19,901	9,655
Non-controlling interest	(325)	(930)	(244)	(39)	—	—	—	—	—	(1,538)	—

Earnings (loss) from continuing operations	1,046	(19,540)	(964)	(18,866)	10,328	(6,333)	(6,009)	(4,464)	(7,791)	(38,324)	(6,478)
Discontinued operations:
Medical operations	(797)	(1,077)	(1,838)	(1,607)	(843)	3	(799)	(1,213)	(3,838)	(5,319)	(2,852)
Communications	(1,284)	(4,674)	(13,275)	(4,197)	(3,099)	(4,580)	(1,463)	(3,366)	—	(23,430)	(12,508)
Long-term care operations	(217)	13	3,304	(1,043)	4	76	3	(1,007)	252	2,057	(924)
Pharmaceutical products operations	—	—	—	4,519	—	(410)	(88)	(209)	(32,419)	4,519	(707)
Pharmacy services operations	—	—	—	(1,716)	—	—	—	(1,958)	(1,035)	(1,716)	(1,958)
Home health care operations	—	—	—	—	—	—	—	—	(602)	—	—

Net earnings (loss)	(1,252)	(25,278)	(12,773)	(22,910)	6,390	(11,244)	(8,356)	(12,217)	(45,433)	(62,213)	(25,427)

Weighted average number of
common shares outstanding (in thousands)	23,460	22,906	22,903	22,858	22,411	22,312	22,131	21,928	24,860	23,030	22,195
Basic (loss) earnings per share from:
Continuing operations	0.01	(0.89)	(0.08)	(0.86)	0.43	(0.32)	(0.31)	(0.24)	(0.43)	(1.80)	(0.43)
Discontinued operations	(0.10)	(0.24)	(0.51)	(0.18)	(0.18)	(0.20)	(0.11)	(0.35)	(1.52)	(1.04)	(0.85)

Net basic (loss) earnings per share	(0.09)	(1.13)	(0.59)	(1.04)	0.25	(0.52)	(0.42)	(0.59)	(1.95)	(2.84)	(1.28)

Diluted (loss) earnings per share from:
Continuing operations	0.01	(0.89)	(0.08)	(0.86)	0.21	(0.32)	(0.31)	(0.24)	(0.43)	(1.80)	(0.43)
Discontinued operations	(0.05)	(0.24)	(0.51)	(0.18)	(0.08)	(0.20)	(0.11)	(0.35)	(1.52)	(1.04)	(0.85)

Net diluted (loss) earnings per share	(0.04)	(1.13)	(0.59)	(1.04)	0.13	(0.52)	(0.42)	(0.59)	(1.95)	(2.84)	(1.28)

Operating losses

     The Company suffered significant operating losses from continuing operations in each of the last three years.

     In 2000, operating losses of $6,500 were attributable to the cost of providing management services to the Company’s operating and portfolio investments, including the businesses reported as discontinued operations in the current year’s presentation. The Company does not follow the practice of allocating corporate management services costs to its operating units.

     In 2001, operating losses increased primarily as a result of the Company’s entry into the communications sector. The Company acquired a majority equity position in a VoIP technology licensing convergence business, Acceris/I-Link, a public company, and acquired certain assets out of the bankruptcy of WorldxChange Communications, a long distance telephone services provider.

     In 2002, operating losses declined as WorldxChange began to generate positive operating income and technology licensing was restructured to reduce its cost structure. The impact of these changes was enhanced by the Company’s entry, in the third quarter of 2002, into the profitable real estate segment. Offsetting these improvements was the operating loss incurred as a result of the December 2002 acquisition of certain assets out of the RSL USA Inc. bankruptcy, an operation from which the Company expects to generate operating income in 2003.

     In 2003, while there can be no assurance, all three communications segments, defined below, are expected to produce positive operating income and the Company’s real estate business is expected to continue to generate positive operating income.

     In 2002, the segments from continuing operations under communications are: Acceris Communications Partners, Acceris Communications Solutions, and Acceris Communications Technologies. The Company also presents real estate and corporate as reportable segments. Each segment is discussed below.

     More specific information regarding the Company’s operating results is set forth below in “Segment Analysis.”

Gains and other income

     In 2002, the Company completed the liquidation of its shares of AmeriSourceBergen Corp. (“Bergen”) and realized a gain of $26,573 (2001 - $42,578; 2000 — $27,153). These shares were received as partial consideration for the sale of the Company’s pharmacy services operations in January 1999, for which the Company recorded impairment charges of $142,084 in 1999 and $21,888 in 2000 in respect of these shares.

     There have been no significant sales of portfolio investments in the past two years. In 2000, the Company sold one investment recording a gain of $3,647. It is the Company’s strategy to monetize its portfolio investments, once sufficient liquidity returns to the markets of its investments. Liquidity is not expected in 2003.

     In 2001, the Company sold a subsidiary, Nexbell Communications Inc. (“Nexbell”), to an unrelated party. At the time of the sale, Nexbell’s liabilities exceeded its assets and accordingly, the amount of such excess, totaling $589, was recorded as a gain on sale of the subsidiary.

     In 2001, a gain on the extinguishment of debt was recorded. Nexbell was in default on two leases and at the time of settlement the Company was liable for $1,273. The liability was settled for $180, resulting in a gain on the retirement of debt in the amount of $1,093.

     In 2002, other gains of $782 were recorded due to the settlement of certain liabilities.

Impairments and other losses

     The Company makes investments in equities of publicly traded companies, categorized as short-term investments. Investments are carried at the lower of cost and market value. The Company recorded impairments on short-term investments of $4,011 in 2002, $1,957 in 2001 and $22,031 in 2000. The most significant impairment in 2000 pertains to Bergen, which totaled $21,888. The Company received Bergen shares as partial consideration for the sale of its pharmacy services operations. The Company’s ability to liquidate its Bergen shares was subject to the sale agreement, which phased in permitted sales over an 18-month period following the sale.

     The Company invested in early stage technology companies prior to 2002. The reduction in financing available to early stage organizations has affected the growth potential of the various investments. As a result of recurring losses on these investments, the Company recorded impairment charges. The Company no longer provides funding to any of its portfolio investments. The Company has recorded impairments of certain portfolio investments of $640 in 2002, $19,340 in 2001 and $2,581 in 2000. The Company plans to monetize these portfolio investments, on acceptable terms, as liquidity comes back to these companies’ markets. Liquidity is not expected in 2003.

     The Company recorded other losses of $722 in 2002 pertaining primarily to the termination of its affiliation with Springwell. In 2000, the Company recorded losses of $850 relating to acquisition investigation costs for transactions for which the Company did not close.

Interest income and expense

     Interest income was consistent in 2000 and 2001, declining in 2002. In 2001, the Company made advances to fund acquisitions of its communications platform and to fund the operations of its subsidiaries. In 2002, the Company continued funding the operations of its communications platform, including the funding of the RSL acquisition and acquired a real estate business. These acquisitions and investments reduced the cash position of the Company, resulting in a reduction of interest income.

     Interest expense was $752 in 2000, $2,517 in 2001 and $3,002 in 2002. The increase in 2001 is primarily due to the mid-year acquisition of a long distance services business by Acceris/I-Link’s wholly owned subsidiary, WorldxChange, particularly the inclusion of the interest charges on capital leases at WorldxChange. The increase in 2002 reflects a full year inclusion of interest on the capital leases at WorldxChange, the addition of an asset backed credit facility, and interest on mortgages and debt assumed on entry into the real estate segment. The convertible debentures of Counsel are a hybrid financial instrument, which contains both debt and equity elements. Under Canadian GAAP, the majority of the interest costs associated with the debentures is recorded as a charge to equity and thus excluded from interest expense reported by the Company (See note 11(d) to the consolidated financial statements of the Company).

Income taxes

     The Company has significant operating and capital losses available to reduce future income tax expense. A significant amount of the future income tax assets resulting from these losses have been offset by a valuation allowance due to the uncertainties associated with their utilization, given the large losses by the Company in recent years. Much of the income tax expense recorded in 2000, 2001, and 2002 has been on account of future income taxes of the Company, with particular emphasis on valuation allowances pertaining to future benefits. There is significant uncertainty as to when such liabilities will convert to cash liabilities or will be determined as no longer required by the Company.

Equity in losses of significantly influenced companies

     In 2000 and 2001, the Company had several investments over which it had significant influence. In 2002, the Company ceased to have significant influence over all of these investments and adopted the cost method of accounting due to this change in circumstance. The equity interests in 2000 and 2001 resulted in charges to the Company due to the fact that significantly influenced companies were not profitable.

Discontinued operations

     The Company disposes of operating segments from time to time.

     In the second quarter of 2002, the Company settled the final payment due under the definitive agreement with the purchaser regarding the disposition of its pharmaceutical products business in 2001. During the course of the settlement, the purchaser disputed certain payments regarding inventories as set out in the agreement. The Company has assessed the impact of this dispute and has written down its receivable from the purchaser to reflect the related collection risk.

     In the second quarter of 2002, the Company completed the sale of its investment in shares of Bergen which were received as partial consideration for the sale of its pharmacy services business in 1999. Losses from discontinued operations for the pharmacy services business in 2000, 2001 and 2002, relate primarily to litigation costs to settle the dispute with Bergen.

     In the third quarter of 2002, the Company adopted a formal plan of disposal and entered into an agreement for the disposition of its medical products segment, which closed on October 4, 2002.

     During the fourth quarter of 2002, the Company adopted formal plans of disposal for its long-term care facilities as well as the VoIP network operations of its communications business. The Company expects to sell the long-term care facilities in 2003, while on December 10, 2002 the Company entered into an agreement to sell its VoIP network operations to BUI. This transaction is expected to close in the second quarter of 2003.

Net loss

     The Company suffered a significant net loss in each of the last three years. Net losses were $45,453, $62,213 and $25,427 in 2000, 2001 and 2002 respectively. In 2000, losses primarily related to write-downs on the Bergen shares acquired on the sale of the pharmacy services operations and the operating results of the pharmaceutical products business. In 2001, losses primarily related to write-down of early stage technology and Internet companies (portfolio investments) and to the operating losses of the Company’s communications platform. In 2002, continued operating losses of the communications platform contributed to much of the net loss. Gains on the sale of short-term investments, primarily Bergen shares, were $27,153 in 2000, $42,578 in 2001 and $26,573 in 2002 and significantly reduced the net loss from operations over the last three years. All shares of Bergen were disposed of by the end of 2002. Short-term investments have unrealized gains as at December 31, 2002 of $1,591.

     The Company expects to generate net income in 2003. The Company sold, curtailed, and reorganized its unprofitable operations in 2002, has plans in place to make its December 2002 acquisition of the enterprise business of RSL self funding within 12 months, expects all of its operating segments to be contributing positively to operating income in 2003 and to realize a gain on the disposition of its long-term care facilities.

Segment Analysis

     The continuing operating segments of the Company for communications are: Acceris Communications Partners, Acceris Communications Solutions and Acceris Communications Technologies. Real estate and corporate segments are reported and analyzed separately. The Company believes that providing business segment operations on a rolling eight quarter basis supplemented by commentary provides meaningful information for users of the consolidated financial statements.

Acceris Communications Partners

	Unaudited								Audited

	2001	2001	2001	2001	2002	2002	2002	2002	2000	2001	2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Total	Total	Total

	$	$	$	$	$	$	$	$	$	$	$
Revenue
United States	—	5,932	20,971	22,386	22,811	20,984	19,834	25,234	—	49,289	88,863

	—	5,932	20,971	22,386	22,811	20,984	19,834	25,234	—	49,289	88,863
Operating costs and expenses
Telecommunication costs	—	5,315	15,728	14,503	13,273	12,237	10,973	13,262	—	35,546	49,745
Selling, general and administrative	—	961	5,880	13,717	7,698	6,179	5,717	9,212	—	20,558	28,806
Provision for doubtful accounts	—	131	305	403	1,357	1,251	1,118	2,572	—	839	6,298
Depreciation and amortization	—	328	1,149	809	980	977	966	1,133	—	2,286	4,056

Operating income/(loss)	—	(803)	(2,091)	(7,046)	(497)	340	1,060	(945)	—	(9,940)	(42)

     Acceris Communications Partners’ business includes the operations acquired by WorldxChange in June 2001 and the assets used to provide long distance and other voice services to small businesses and the consumer/residential market (“A&R” business) of RSL, which were acquired in December 2002. Acceris Communications Partners is facilities based telecommunications provider in the retail long distance market. In 2000, the Company did not operate in this segment.

     Acceris Communications Partners accounted for $88,863 of telecommunications services revenue in 2002 and $49,289 in 2001.

     Comparing Acceris Communication Partners’ 2002 revenue to annualized 2001 revenue shows an increase in revenue. Understanding the change in revenue requires a more detailed review as presented below. Telecommunications services revenue is the result of three primary elements, specifically, volume of minutes, rate per minute and the number of customers.

     In 2002, the Acceris Communications Partners business experienced an increase of approximately 12% in the volume of minutes over its network compared to 2001 on an annualized basis. This increased network utilization was offset by a 23% decrease in the average rate per minute due to significant price decreases in the long distance market throughout most of 2002. Similar decreases are not expected to continue in 2003. The average number of active customers in 2002 increased over 2001 by 3%. Part of the source of that increase began in the fourth quarter of 2001, when Acceris Communications Partners embarked on an aggressive direct advertising campaign, which resulted in increases in the number of customers on the network in late 2001 and into the first half of 2002. While the investment in direct advertising increased revenue, its contribution was not profitable. Accordingly, in early 2002, the direct advertising campaign ceased and more profitable methods of attracting and retaining customers were pursued. The alternative methods being used to attract profitable customers was the decision to focus on and grow the commercial agent and multi-level marketing (“MLM”) channels, while also expanding the product offerings to include 1+ long distance services, content provisioning, wholesale carriage, and conference call services. The acquisition of the A&R business of RSL is expected to act as an accelerator to the commercial agent strategy.

     While there can be no assurance, Acceris Communications Partners expects to show increasing revenue in 2003. The Company believes the increase will be achieved by (1) increasing the customer base, which in turn increases network utilization and (2) the effect of a full year inclusion of the A&R business of RSL. The expected increase in customer base will come from the customer attraction and retention programs in place, the completing and maturing of the channel transition coupled with potential acquisitions, and by broadening the Company’s product offerings.

     Acceris Communications Partners’ telecommunication costs were $49,745 in 2002 and $35,546 in 2001. The increase in 2002 compared to 2001 relates primarily to inclusion of a full year of WorldxChange operations as opposed to seven months in 2001. On an annualized basis, telecommunications network expense decreased from 2001 to 2002. The decrease on an annualized basis correlates with a 16% increase in telecommunications services revenue margin (telecommunication services revenue net of telecommunication network expense) in 2002 over 2001, primarily relating to improved network efficiency derived from reductions in operating costs and efficiencies relating to more scaled utilization of the network. As outlined in the revenue discussions, price erosion was pervasive throughout 2002;

however, this erosion was mitigated by price protection clauses in contracts with underlying carriers that also reduce the Company’s carrier costs. In 2003, it is expected that network expense will directly correlate with telecommunication services revenue and that the telecommunications services margin will remain consistent with 2002.

     Acceris Communications Partners’ selling, general and administrative expense was $28,806 in 2002 up from $20,558 in 2001. The increase in 2002 compared to 2001 primarily relates to a full year of operations of Acceris Communications Partners in 2002 as compared to seven months of operations in 2001. Selling, general and administrative expense will increase in 2003 due to the inclusion of the A&R business of RSL, which was acquired in December 2002. Selling, general and administrative expense for 2002 includes advertising costs of $1,590 as compared to $7,266 in 2001. The decrease in advertising costs in 2002 compared to 2001 relates to the curtailment, in the first quarter of 2002, of a direct advertising program that commenced in 2001. The program was curtailed, because the returns from the program did not justify the investment. Subsequent to the curtailment of the direct advertising program in early 2002, management focused its attention on the reorganization of its channel strategy by placing greater emphasis on the commercial agent and MLM channels. The transition in strategy reduced advertising costs but introduced a higher level of sales commissions.

     Acceris Communications Partners’ provision for doubtful accounts was $6,298 in 2002 compared with $839 in 2001. The increase in 2002 over 2001 primarily relates to a full year of revenue from Acceris Communications Partners in 2002 compared with seven months of operations in 2001. Other than the increase to a full year of operations, the provision increase in 2002 relates to a change in channels resulting in more direct billing of customers, which incurs a larger percentage of uncollectible accounts.

Acceris Communications Solutions

	Unaudited								Audited

	2001	2001	2001	2001	2002	2002	2002	2002	2000	2001	2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Total	Total	Total

	$	$	$	$	$	$	$	$	$	$	$
Revenue
United States	—	—	—	—	—	—	—	1,547	—	—	1,547

	—	—	—	—	—	—	—	1,547	—	—	1,547
Operating costs and expenses
Telecommunication costs	—	—	—	—	—	—	—	1,191	—	—	1,191
Selling, general and administrative	—	—	—	—	—	—	—	777	—	—	777
Provision for doubtful accounts	—	—	—	—	—	—	—	33	—	—	33
Depreciation and amortization	—	—	—	—	—	—	—	158	—	—	158

Operating loss	—	—	—	—	—	—	—	(612)	—	—	(612)

     Acceris Communications Solutions is comprised of the operations of the former Enterprise business of RSL acquired in December 2002. In 2001 and 2000, the Company did not operate in this segment.

     Revenue of $1,547 has been included in 2002 for the period from December 11, 2002 through December 31, 2002. While in bankruptcy, the Enterprise business of RSL found it very difficult to attract new customers. Despite competitive pricing, prospective customers were unwilling to make significant and long-term contractual commitments given RSL’s financial uncertainty. This financial uncertainty also affected the existing customer base as their contracts expired, resulting in higher than normal customer attrition rates compared to the pre-bankruptcy operations of RSL. Price competition is expected to continue in 2003, however the Company believes that the contribution margin from revenue in this segment will remain comparable with 2002.

     While in bankruptcy, the Enterprise business of RSL concentrated on maintaining its customer base. Since the acquisition of the business, the Company has focused on stabilizing the existing customer base and has instituted a customer acquisition plan, which is expected to take several months for significant customer acquisitions to materialize, due to the long sales cycle in its market. Steady growth in revenue from current sales efforts is expected to materialize in the second half of 2003 and beyond.

     It is expected that Acceris Communications Solutions will be self-funding beyond its acquisition capitalization. Like Acceris Communications Partners, in order to obtain working capital, Acceris Communications Solutions plans to enter into an asset backed debt facility, utilizing its accounts receivable and underlying assets as collateral.

     Acceris Communications Solutions accounted for $1,191 of the total network expense in 2002. It is anticipated that its telecommunications network expense will increase in 2003 at a slower rate than its revenue growth thus increasing telecommunications services margins.

     Acceris Communications Solutions accounted for $777 of selling, general and administrative expense in 2002. It is anticipated that this expense will remain constant on an annualized basis in 2003.

     Acceris Communications Solutions recorded a provision for doubtful accounts of $33 in 2002. Acceris Communications Solutions anticipates that its 2003 provision for doubtful accounts as a percentage of revenue will remain consistent with 2002.

Acceris Communications Technologies

	Unaudited								Audited

	2001	2001	2001	2001	2002	2002	2002	2002	2000	2001	2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Total	Total	Total

	$	$	$	$	$	$	$	$	$	$	$
Revenue
United States	470	1,420	1,420	1,420	1,581	888	321	47	—	4,730	2,837

	470	1,420	1,420	1,420	1,581	888	321	47	—	4,730	2,837
Operating costs and expenses
Selling, general and administrative	—	1,874	2,402	4,646	1,002	968	942	1,350	—	8,922	4,262
Research and development	896	524	435	307	382	465	317	235	—	2,162	1,399
Depreciation and amortization	281	1,243	2,111	1,437	558	559	536	470	—	5,072	2,123

Operating loss	(707)	(2,221)	(3,528)	(4,970)	(361)	(1,104)	(1,474)	(2,008)	—	(11,426)	(4,947)

     Acceris Communications Technologies is the former technology services segment of Acceris/I-Link, which licenses a fully developed technology platform to third party users that facilitates the convergence of traditional telecommunications equipment and internet protocol technologies. The Company entered this segment via the acquisition of Acceris/I-Link in March 2001.

     Revenue from Acceris Communications Technologies was $2,837 in 2002 and $4,730 in 2001. Revenue in 2002 and 2001 was largely from a $10,000 licensing agreement entered with a single customer that was recognized over a twenty-four month period, which ended in May 2002. When examining the technology licensing market it is important to appreciate that revenue is project based and, as such, revenue will vary from year to year based on timing of technology licensing, development projects and payments. The primary decrease in revenue in 2002 from 2001 was due to the expiry of the revenue recognition period relating to the $10,000 licensing agreement.

     Historically, Acceris Communications Technologies has focused its sales on international markets while focusing domestically on its own network development. In December 2002, the Company entered into an agreement to sell the domestic network operations conducted in a subsidiary of Acceris/I-Link, I-Link Communications Inc. (“ILC”) to BUI as part of a formal plan of disposal pursuant to a refocusing of strategy by management. The sale closed in the second quarter of 2003. While the operations of ILC have been sold, the Company has retained ownership of the technology that was licensed to BUI. While the licensing to BUI was the first domestic licensing of the domestic technology, in January 2003, the Company entered into a second domestic licensing agreement and expects to sell several additional licenses throughout 2003.

     Acceris Communications Technologies’ selling, general and administrative expense includes overhead for the technology licensing business and corporate head office related expenses, related to the communications business. These costs were $8,922 in 2001, and $4,262 in 2002. 2002 costs exceeded 2001 due to the full year inclusion of the March 2001 acquisition of this business. Costs are expected to decrease in 2003 as a result of the fourth quarter 2002 significant downsizing at the segments’ corporate head office in Draper, Utah.

     Acceris Communications Technologies incurred research and development costs of $1,399 in 2002 compared with $2,162 in 2001. The decrease is a result of the consolidation of research operations and the curtailment of research and development activities in order to concentrate on sales and marketing of existing products. With the sale of the ILC business, the Company has stopped research and development activities and expects there will be minimal research and development activities in 2003 as concentration on sales of existing products continues.

     Acceris Communications Technologies had no bad debts in any year presented due to the nature of the revenue.

Real estate

	Unaudited								Audited

	2001	2001	2001	2001	2002	2002	2002	2002	2000	2001	2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Total	Total	Total

	$	$	$	$	$	$	$	$	$	$	$
Revenue
Canada	—	—	—	11	75	78	1,486	1,704	—	11	3,343

	—	—	—	11	75	78	1,486	1,704	—	11	3,343
Operating costs and expenses
Income producing properties	—	—	—	—	—	—	502	946	—	—	1,448
Depreciation and amortization	—	—	—	3	16	16	107	60	—	3	199

Operating income	—	—	—	8	59	62	877	698	—	8	1,696

     Counsel purchased five income-producing properties in the third quarter of the current year, which were immediately accretive to earnings.

     Revenue generated by the real estate segment in 2002 was $3,343. This revenue was generated by six income-producing properties, five of which were acquired in the third quarter of 2002 for $35,512. The leasable area of these properties is 776,000 square feet with occupancy of 94% at December 31, 2002. The real estate segment has generated positive operating and net income since acquisition and is self-funding. During fiscal 2003, the Company plans to acquire additional properties.

Corporate operating costs and expenses

	Unaudited								Audited

	2001	2001	2001	2001	2002	2002	2002	2002	2000	2001	2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Total	Total	Total

	$	$	$	$	$	$	$	$	$	$	$
Revenue
Canada	—	—	—	—	—	—	—	—	—	—	—
United States	—	—	—	—	—	—	—	—	—	—	—

Operating costs and expenses
Selling, general and administrative	3,183	4,505	3,214	3,968	3,692	2,718	4,016	2,788	6,300	14,870	13,214
Depreciation and amortization	355	407	414	312	130	40	151	258	205	1,488	579

Operating loss	(3,538)	(4,912)	(3,628)	(4,280)	(3,822)	(2,758)	(4,167)	(3,046)	(6,505)	(16,358)	(13,793)

     Head office costs, which are included in selling, general and administrative expense, amounted to $6,300 in 2000. Costs increased in 2001 due to the Company taking a control position in Proscape Technologies Inc. (“Proscape”), a company that develops, markets and supports marketing and sales information systems, and the affiliation with Springwell to oversee the Company’s investments in communications. In 2002, costs were reduced to $13,214 as the Company closed its New York office, curtailed its relationship with Springwell and ceased consolidating the operating costs of Proscape due to the dilution of the Company’s ownership to a minority position. It is anticipated that head office costs will continue to decrease in 2003, primarily due to experiencing a full year of savings from both the New York office closure and the wind down of the Springwell relationship.

B. LIQUIDITY AND CAPITAL RESOURCES

Sources of funding

     The Company remains financially sound with $12,100 in cash equivalents and short-term investments. Management expects the Company to be generating positive operating income and net earnings in 2003 based on the assumptions outlined in the various segmented results discussed previously.

     Management will continue to monetize its position in its short-term and portfolio investments on acceptable terms in order to provide capital to complete acquisitions in support of the Company’s communications and real estate platforms and for general corporate purposes. In 2003, management expects to monetize its investment in long-term care facilities on favourable terms.

     The proceeds from the sale of long-term care facilities, cash and cash equivalents and short-term investments, as well as anticipated operating profits, are expected to provide Counsel with adequate near term financing. In the event that proposed transactions do not materialize or actual results vary materially from expected results, Counsel would need to obtain additional funding from capital or debt markets or through the sale of other assets. At present, Counsel has a debt facility in place, at WorldxChange. The WorldxChange facility is an asset-based facility, which has covenants in place that prevent WorldxChange from up streaming funds to Counsel, except in limited situations.

     There is no certainty that management has the ability to raise sufficient debt or equity in the current markets, or that management can monetize its investments on a timely basis to fund a cash settlement of the Company’s convertible debentures when they become due on October 31, 2003.

Uses of funding

     During 2001, the Company changed its focus and commenced investing in United States based communications and Canadian based real estate. Currently, all other lines of business are under formal plans of disposal. Over the past two years the most significant use of funds was the acquisition of businesses in the communications and real estate sectors.

     Significant outflows included funding acquisitions to expand the telecommunications business and subsequently funding operating losses through 2001 and 2002. The purchase of the telecommunications business began with the purchase of Acceris/I-Link in 2001. The Company acquired Acceris/I-Link for cash consideration of $5,113. Subsequently, the Company purchased net assets related to the dial-around long distance business of WorldxChange for cash consideration of $13,000, which is the reportable segment Acceris Communications Partners. It is expected that this business will generate cash and positive net income in 2003. In 2002 the Company purchased the Enterprise and A&R business of RSL for cash consideration of $7,500.

     In the third quarter of 2002, the Company purchased five income-producing properties, which marked its strategic entry into the Canadian real estate business. The Company invested approximately $15,000 in cash. These properties were immediately accretive to cash flow and net income.

     The Company acquired short-term investments totalling 2001 — $3,183 and 2002 — $9,748.

Financing

     With the repayment of a $40,000 note in 2001, the Company limited its general corporate debt to its convertible debentures, which are discussed in more detail below. All new indebtedness in 2001 and 2002 was a result of acquisition financing. Other than the convertible debentures, all indebtedness is at the operating company level and the cost of this debt is expected to be funded by operating cash flows during 2003.

Stock purchase loans

     The Company has provided stock purchase loans to certain employees and former employees of the Company. The collateral for these loans is the common shares of the Company and personal guarantees. If the price of the Company’s common stock were to decrease substantially, there is a risk that employees and former employees may not have the resources to pay loans as they come due.

Property, plant and equipment

     Investment in property, plant and equipment for the year ended December 31, 2002 was $1,739 (2001 — $1,163; 2000 — $73). The Company expects to invest approximately $3,400 in property, plant and equipment during fiscal 2003. Funding for these investments is expected to come from cash on hand and operating cash flows. The significant spending for property plant and equipment in 2003 is expected to occur in the communications platform to address network development and integration initiatives.

Dividends

     There are no restrictions on the repayment of advances or payment of dividends by any of the Company’s subsidiaries other than WorldxChange, which has certain restrictions as a result of a three-year loan and security agreement, consisting of an accounts receivable based revolving credit facility that it entered into in December 2001. WorldxChange borrows against this facility for certain of its Local Exchange Carrier (“LEC”) receivables; borrowings are subject to customer aging tests, capital expenditure limits, and earnings tests. On July 20, 1999, the Company paid a special dividend of C$1.50 per share primarily related to the realization of value on the successful sale of Stadtlander. As a result of the dividend, the conversion price of the Company’s convertible debentures was reduced to $11.726 per share from $13.875. On April 30, 2000 the Company paid a dividend in kind of all of its shares of American HomePatient Inc. to complete the disposition of this discontinued operation, which resulted in a further reduction of the debenture conversion price to $11.472.

     Counsel does not currently pay a dividend and is not planning on paying a dividend in the foreseeable future.

Normal course issuer bids

     On December 12, 2002, the Company renewed its normal course issuer bids through the facilities of The Toronto Stock Exchange to purchase up to 1,089,000 common shares or 5% of the outstanding common shares of the Company, and $2,128 face value of convertible debentures during the 12-month period beginning December 16, 2002 and ending on October 31, 2003 for the convertible debentures and on December 15, 2003 for its common shares.

     During 2002, pursuant to normal course issuer bids, the Company acquired 748,000 (2001 — 1,444,000; 2000 — 1,688,000) common shares for cancellation. The excess of the average issue price over the repurchase price was credited to contributed surplus. During 2002, $1,886 was credited to contributed surplus (2001 — $3,878; 2000 — $2,220).

     During 2002, pursuant to normal course issuer bids, the Company purchased for cancellation $200 (2001 — $5,740) of debentures for cash consideration of $138 (2001 — $3,180) reducing the liability component of the debentures payable by $9 (2001 — $720). The fair value of the debentures as at December 31, 2002 was $27,882 (2001 — $23,519). As a result of the cancellation of repurchased convertible debentures, the outstanding face amount as at December 31, 2002 was $42,561 (2001 — $42,761).

     C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     The Company has had no significant research and development expenditures over the past three years, other than the research and development done by Acceris/I-Link. Acceris/I-Link’s research and development expenditures decreased in 2002 over 2001 (by $800, from $2,200 to $1,400) primarily as a result of its decision to consolidate its research operations and its decision to curtail research and development activities to concentrate its financial resources on sales and marketing of existing products.

     D.     TREND INFORMATION

     The Company does not know of any significant trends, uncertainties, demands, commitments, or events that would have a material effect on the Company’s financial condition, other than those disclosed in this report.

E. OFF-BALANCE SHEET ARRANGEMENTS

     The Company has guaranteed the repayment of certain mortgages amounting to $33,506. Seven of these mortgages, amounting to $25,678, are payable by a limited partnership in which the Company has a 50% equity interest. The Company’s investment in this limited partnership has a carrying value of $nil. In 1984 the Company sold seven long-term care facilities to the limited partnership. The Company continued to act as guarantor for the repayment of these mortgages which were assumed by the limited partnership. The limited partnership is in compliance with the terms of the mortgages, and accordingly, the Company has not recognized any liability that may arise under the guarantees provided. The Company’s guarantee for these mortgages expires in 2004. The Company believes that the value of the facilities, which have been provided as collateral for the guarantees, is in excess of the amount of the mortgages and, on a sale or liquidation, would be sufficient to reimburse the Company for any payments that become due under these guarantees.

     In addition, the Company has provided a guarantee for the repayment of a mortgage of $7,828 payable by another limited partnership. In 1985 the Company sold a long-term care facility to the limited partnership. The mortgage on the facility was assumed by the partnership and continued to be guaranteed by the Company. The Company receives a fee for this guarantee. The Company has no equity interest in the partnership; however, it does receive an annual incentive fee from the partnership based on the partnership’s financial performance and is entitled to participate in the proceeds of a sale or refinancing of the facility. The Company’s guarantee for this mortgage expires in 2015. The limited partnership is in compliance with the terms of the mortgage, and accordingly, the Company has not recognized any liability that may arise under this guarantee. The Company believes that the value of the facility, which has been provided as collateral for the guarantee, is in excess of the amount of the mortgage and, on a sale or liquidation, would be sufficient to reimburse the Company for any payments that become due under this guarantee.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes all of the outstanding obligations of the Company’s continuing and discontinued operations by year that they become due. The Company expects to fund these obligations from operating income, cash on hand, the renewal of mortgages, loans, debentures, and the monetization of existing assets.

Contractual obligations	2003	2004	2005	2006	2007	Thereafter	Total

	$	$	$	$	$	$	$
Usage Commitments *	14,184	923	—	—	—	—	15,107
Operating lease obligations	5,332	4,947	1,834	1,078	467	186	13,844
Operating facility expiry	9,086	—	—	—	—	—	9,086
Mortgage and loan obligations — continuing operations	3,630	1,723	736	998	655	18,416	26,158
Mortgage and loan obligations — discontinued operations	181	363	6,640	4,537	—	—	11,721
Convertible debentures obligation**	42,561	—	—	—	—	—	42,561
Capital lease obligations	3,036	3,015	1,514	—	—	—	7,565

Total	78,010	10,971	10,724	6,613	1,122	18,602	126,042

*	Communication subsidiaries have various agreements with U.S. national carriers to lease local access spans and to purchase carrier services. The agreements contain minimum usage commitments with termination penalties up to 100% of the remaining commitment.

**	The Company has convertible debentures, which are publicly traded (TSX: CXS.DB.U). At the end of 2002, the outstanding debentures had a market value of $27,882 and a face value of $42,561. The convertible debentures mature on October 31, 2003. The Company is considering a number of options relating to the convertible debentures besides repayment for cash at maturity. In addition to its right to repay the debentures with common stock, these options include arranging an extension of the term of the debentures, issuing other debt to replace the debentures, and settling the obligation with a combination of cash, debt and/or common shares. While the Company believes it can deal with it’s maturing debentures without issuing a significant number of common shares at what management believes is currently a low price for the common shares, resulting from current market conditions and the Company’s financial performance, there is no certainty that this will occur. Under Canadian GAAP, the Company accounts for such a financial instrument as a hybrid because of its debt and equity attributes. At December 31, 2002, $44,652 of the instrument is included in shareholders’ equity, while $2,515 of the instrument is included in liabilities of the Company.

     In addition, the Company has provided a keep well letter to its communications platform company, Acceris/I-Link. Under this letter, the Company is obligated to fund the ongoing operations of Acceris/I-Link through March 2004. The Company expects that funding, if any, under this agreement will be minimal since the unprofitable portion of Acceris/I-Link’s operations were substantially eliminated in 2002 and the acquisition of RSL is expected to be self-funding in 2003.

G. SAFE HARBOUR

See “Note Regarding Forward Looking Statements” on page 2.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

NAME	POSITION

Allan C. Silber	Chairman, President and Chief Executive Officer
Anthony F. Griffiths	Director
Tim Heeney	Director
Norman Hill	Director
William H. Lomicka	Director
Philip Reichmann	Director
Gary Clifford	Chief Financial Officer
Kelly Murumets	Executive Vice President
Stephen A. Weintraub	Senior Vice President and Secretary
Gary Taylor	Director of Taxation

     The terms of office of all directors expire at the next annual meeting or until their successors are elected or appointed.

     Allan C. Silber, 54, was one of the founders of the Company in 1979. He has been Chairman and Chief Executive Officer since that time. Mr. Silber attended McMaster University and received a Bachelor of Science degree from the University of Toronto.

     Anthony F. Griffiths, 72 has been a director of the Company since June 26, 2002. He has been an independent consultant and corporate director since 1993. He is a director and Chairman of Slater Steel Inc., Russel Metals Inc. and Brazilian Resources, Inc. He is also a director of a number of other public companies including ShawCor Ltd., Vitran Corporation, Calian Technologies Ltd., Fairfax Financial Holdings Limited, Leitch Technology Corp., Lindsey Morden Group Inc., IMI International Medical Innovations Inc., Alliance Atlantis Communications Inc., The Hub Group Limited, Trojan Technologies Inc. and Odyssey Re Holdings Corp.

     Tim Heeney, 36 became a director of the Company on June 17, 2003. He is a Partner with the law firm Goodmans LLP, a position he has held since 1999. Prior to becoming a Partner, Mr. Heeney was an Associate with Goodmans LLP since 1994.

     Norman Hill, 76, has been a director of the Company since March 1984. He has been President of Norman Hill Realty Inc., a real estate broker, for more than ten years.

     William H. Lomicka, 66, has been a director of the Company since June 26, 2002. Mr. Lomicka is Chairman of Coulter Ridge Capital, Inc. a private investment firm, a position he has held since 1999. Between 1989 and 1999 he was President of Mayfair Capital, Inc., a private investment firm. Mr. Lomicka is a director of Pomeroy Computer Resources and is also on the board of advisors of Tucson Ventures.

     Philip Reichmann, 45, has been a director of the Company since November 1984. He has been Chief Executive Officer of O&Y Properties Corporation since February 1997 and President of O&Y Properties Inc., a real estate management company, for over five years.

     Gary Clifford, 34, joined the Company in November 2002. Prior to his involvement with Counsel, Mr. Clifford was employed by Leitch Technology Corporation as Director of Finance/Controller (1998 to 2000), Vice President Corporate Development (2000 to 2001) and Vice President Operations (2001 to 2002).

     Kelly Murumets, 39, joined the Company in February 2002. Over the past fifteen years, prior to her involvement with Counsel, Ms. Murumets was a management consultant and advisor to clients throughout North America. As a Vice President and Client Manager of Managerial Design Corporation, she worked with companies to establish business strategies, build teams and implement those strategies throughout their organizations.

     Stephen Weintraub, 55, joined the Company in June 1983 as Vice President Finance. He has been Secretary since February 1987 and Senior Vice President since September 1989.

     Gary Taylor, 33, joined the Company in October 2002. Prior to his involvement with Counsel Mr. Taylor was employed with PricewaterhouseCoopers LLP as a Senior Manager in the tax consulting department.

     B.     COMPENSATION

     The following table sets forth information concerning the annual and long term compensation earned for services rendered to the Corporation and its subsidiaries during 2002 in respect of each of the individuals who were at any time during the fiscal year ending December 31, 2002, the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation (the “named executive officers”):

				Long Term
(In Canadian dollars)	Annual Compensation			Compensation Awards

			Other Annual	Securities Under
	Salary	Bonus	Compensation	Options Granted	All Other
Name and Principal Position	($)	($)	($)	(#)	Compensation

ALLAN SILBER
Chairman and Chief Executive Officer	580,000	928,000	41,260(1)	—	--

NORMAN CHIRITE(2)
Managing Director	431,860	447,564	44,428(1)	—	--

SAMUEL SHIMER
Managing Director, Counsel Corporation (US)	431,860	196,300	50,933(1)	—	--

GARY WASSERSON (3)
Managing Director, Counsel Corporation (US)	863,720	—	24,739(1)	—	--

HELEN SELTZER (4)
President, I-Link Incorporated	419,862	215,930	2,626	—	269,913(5)

(1)	This amount reflects imputed interest on interest free loans provided under the Corporation’s securities purchase programs described under Item 7B – Related Party Transactions.

(2)	Norman Chirite joined the Corporation on May 24, 2001 and ceased to be a Managing Director effective December 31, 2002.

(3)	Gary Wasserson joined the Corporation on February 1, 2000.

(4)	Helen Seltzer served as the Chief Executive Officer of I-Link Incorporated, a subsidiary of the Corporation, from January 3, 2002 through December 19, 2002 at an annual salary of US$275,000 and a discretionary bonus entitlement of up to 100% of her annual base salary. In 2002, she was guaranteed a minimum bonus of US$137,500.

(5)	This amount represents Helen Seltzer’s severance payment.

Options

     No options to purchase shares of the Corporation or its subsidiaries were granted to the named executive officers during the financial year ended December 31, 2002.

Employment Agreements

     The Corporation entered into an employment agreement with Allan Silber dated as of February 1, 1994. This agreement was amended by an amendment agreement dated as of January 3, 1997. Under this employment agreement, as amended, Mr. Silber is entitled to receive in 1997, and each of the two following financial years, a predetermined base salary of C$575,000. After 1999, the base salary shall be reviewed annually and may be increased at the discretion of the Compensation Committee. For 2002, it was set at $580,000. Mr. Silber is also entitled to receive a bonus, calculated with reference to the satisfaction of certain objectives, in an amount determined by the Compensation Committee provided it not exceed his base salary. His base salary for purposes of calculating his bonus includes the base annual amount received in 1997 pursuant to his consulting agreement with American HomePatient, Inc., which provided for a base monthly fee of US$20,000. In addition, pursuant to his employment agreement in 1997, Mr. Silber was granted options to acquire 1,350,000 common shares of the Corporation. These options expired January 3, 2003. Pursuant to the employment agreement, as amended, in the event of his termination by the Corporation, Mr. Silber shall be paid an amount equal to the aggregate of the base salary and any bonuses paid to Mr. Silber in respect of the two full calendar years immediately preceding the date of termination. Mr. Silber has the option of terminating his agreement and receiving the termination payment if any person, other than Allan Silber or a person who does not deal at arm’s length with Allan Silber, acquires control of the Corporation. The Corporation may terminate the employment of Mr. Silber for cause without the requirement to pay the prescribed termination amount.

     On January 3, 2002, Acceris/I-Link, the Corporation and Helen Seltzer entered into an agreement whereby Ms. Seltzer became Acceris/I-link’s Chief Executive Officer. The term of the agreement was four years at an annual base salary of $275. Ms. Seltzer was eligible for a discretionary bonus in an amount to be determined by the Board of Directors of WorldxChange up to 100% of her annual salary. In 2002, she was guaranteed a minimum bonus of $137. Ms. Seltzer also entered into an agreement on January 3, 2002 with Counsel Communications and the Corporation. Under that agreement, Ms. Seltzer was issued approximately 0.2% of the common units of Counsel Communications, which common units vest over a four-year period commencing on January 3, 2003. In addition to serving as Chief Executive Officer of Acceris/I-Link, Ms. Seltzer agreed to serve as a member of the Management Executive Committee of Counsel Communications LLC. Ms. Seltzer also had the right to participate in the Corporation’s 2001 Executive Stock Purchase Plan. Ms. Seltzer was terminated as Acceris/I-link’s Chief Executive Officer on December 19, 2002. As of the date hereof, all obligations under Ms. Seltzer’s employment agreement have been satisfied.

     Effective October 31, 2001, Counsel Corporation (US), a wholly owned subsidiary of the Corporation, entered into an employment agreement with Gary Wasserson whereby Mr. Wasserson became a Managing Director of Counsel Corporation (US). The agreement expires on December 31, 2003 and is automatically extended annually unless prior notice of termination is delivered. Mr. Wasserson is entitled to an annualized base salary of $550 until June 30, 2003 and $275 thereafter. For each calendar year commencing with the year ending December 31, 2003, Mr. Wasserson is eligible to receive bonus compensation in an amount up to $138 for the year ending December 31, 2003 and up to 100% of his then base salary of each calendar year thereafter. Mr. Wasserson also has the right to participate in the Corporation’s 2001 Executive Stock Purchase Plan.

C. BOARD PRACTICES

Compensation Committee

     Decisions on compensation of the Corporation’s senior executives are made by the compensation committee of the Corporation’s board of directors (the “Compensation Committee”). All members of the Compensation Committee are non-employee directors. It is the responsibility of the Compensation Committee to assure the Board that the executive compensation programs are reasonable and appropriate, meet their stated purpose and effectively serve the needs of the Corporation’s shareholders and the Corporation. For 2002, directors Philip Reichmann, Norman Hill and William Lomicka comprised the Board’s Compensation Committee.

     The Corporation believes that the executive compensation program should align the interests of shareholders and executives. The Corporation’s primary objective is to maximize shareholder value. The Compensation Committee seeks to forge a strong link between the Corporation’s strategic business goals and its compensation goals.

     The Corporation’s executive compensation program is consistent with the Corporation’s overall philosophy for all management levels. The Corporation believes that the more employees are aligned with the Corporation’s strategic objectives, as stated below, the greater the Corporation’s success on both a short term and long term basis.

     The Corporation’s executive compensation program has been designed to support the overall Corporation strategy and objective of creating shareholder value by:

•	emphasizing pay for performance by having a significant portion of executive compensation “at risk”;

•	directly aligning the interest of executives with the long term interest of shareholders by awarding stock options at current market prices which have value to the executives only through stock appreciation over the long run;

•	providing compensation opportunities that attract and retain talented and committed executives on a long term basis; and

•	appropriately balancing the Corporation’s short term and long term business, financial and strategic goals.

     The Corporation’s strategic goals are:

•	profitability: to maximize financial returns to its shareholders;

•	growth: to expand the operations of the Corporation in such a manner as not to imperil the achievement of other objectives; and

•	stability: to be seen as a desirable employer and a responsible corporate citizen.

     Currently, the Corporation’s executive compensation program is comprised of three components: base salary, annual cash incentive (bonus) and long term incentive opportunity through stock options and share purchase loans. The annual executive pay targets (base salary plus incentive) are intended to be market competitive with similar companies when the Corporation or the individual business units meet or exceed their respective annual operating goals. Additional compensation may be awarded based on achievement of specific extraordinary projects or assignments.

     Base Salary — Unless determined pursuant to their employment agreements, the base salaries of the Corporation’s executive officers are evaluated annually. In evaluating appropriate pay levels and salary increases for Corporation executives, the Compensation Committee considers achievement of the Corporation’s strategic goals, level of responsibility, individual performance, internal equity and external pay practices.

     Annual Incentives — Annual incentive (bonus) awards are designed to focus management attention on key operational goals for the current fiscal year. Corporation executives may earn a bonus based upon achievement of their specific operational goals and achievement by the Corporation or business unit of its financial targets.

     Long Term Incentives — The Corporation’s long term incentive compensation program consists of stock options and share purchase loans which are related to improvement in long term shareholder value. Stock option grants and share purchase loans provide an incentive that focuses the executive’s attention on managing the Corporation from the perspective of an owner with an equity stake in the business. These grants and loans also focus operating decisions on long term results that benefit the Corporation and long term shareholders. As a result of the Sarbanes-Oxley Act of 2002, the Corporation no longer provides share purchase loans to its employees.

     The option grants to executive officers offer the right to purchase common shares at their fair market value on the date of the grant. These options will have value only if the Corporation’s share price increases. The number of shares covered by each grant is intended to reflect the executive’s level of responsibility and past and anticipated contributions to the Corporation.

     Pursuant to the Corporation’s Employee Share Purchase Loan Plan, designated employees are eligible to receive an interest free loan from the Corporation of 80% of the cost of acquisition of the shares purchased by the employee on the open market. The shares are pledged to the Corporation as security for the loan. All employees of the Corporation and its affiliates other than Allan Silber are eligible to participate. The maximum number of shares that may be purchased by an individual employee is equal to 125% of the employee’s outstanding stock options of the Corporation subject to a maximum loan amount of $600 per employee. Each loan is repayable on the earliest (1) of five years from the date it is advanced, (2) the date the shares purchased are sold, and (3) the date the employment of the employee with the Corporation or its affiliates is terminated. If the employee sells the shares purchased with the loan before the third anniversary of their acquisition, the employee is required to pay the Corporation an amount equal to 10% per annum of the loan for the period during which it was outstanding, plus 50% of the gain realized by the employee on the sale of the shares.

     Pursuant to the Corporation’s 2001 Executive Stock Purchase Plan (the “2001 Plan”) designated executive employees are eligible to receive an interest free loan from the Corporation of 80% of the cost of acquisition of the shares purchased by the employee on the open market, provided that the maximum aggregate amount lent under the 2001 Plan shall not exceed $4,000. The shares are pledged to the Corporation as security for the loan. All executive employees of the Corporation and its affiliates other than Allan Silber are eligible to participate. Each loan is repayable on the earliest of (1) ten years from the date it is advanced, (2) the date the shares purchased are sold, and (3) 30 days following the date the employment of the employee with the Corporation or its affiliates is terminated, provided that 20% of each loan shall payable on each of the sixth, seventh, eighth, ninth and tenth anniversaries of the date of advance. If the employee sells the shares purchased with the loan before the third anniversary of their acquisition, the employee is required to pay the Corporation an amount equal to 10% per annum of the loan for the period during which it was outstanding, plus 50% of the gain realized by the employee on the sale of the shares. For each share purchased by an executive employee pursuant to the 2001 Plan, the Corporation will award the employee one-half of an optioin pursuant to the Corporation’s 1997 Stock Option Plan.

     As a result of the implementation of the Sarbanes-Oxley Act of 2002, no new loans may be made pursuant to the Employee Share Purchase Loan Plan or the 2001 Executive Stock Purchase Plan.

     In addition, executive officers of the Corporation may be granted options to acquire shares of the Corporation’s subsidiaries and significantly influenced companies. The rationale for such grants is similar to that for option grants of the Corporation’s shares and the quantum reflects the executive’s expected level of involvement in the particular subsidiary or significantly influenced company.

Audit Committee

     During 2002, the Audit Committee was comprised of three directors: Anthony F. Griffiths, Norman Hill and William Lomicka, all of whom were unrelated directors. Each member of the committee is financially literate. Annual financial statements of the Corporation are reviewed by the Audit Committee and form the basis of a report thereon to the entire Board. The Audit Committee is also responsible for monitoring the Corporation’s internal accounting controls and for reviewing the performance and the remuneration of the Corporation’s independent auditors. The Audit Committee has unrestricted access to the Corporation’s auditors without the presence of management.

Compensation of Directors

     The Corporation pays fees to directors (stated in absolute dollars) who are not officers of the Corporation or its subsidiaries. Effective January 1, 1992 such fees were established at $1,000 per board meeting, $500 per committee meeting and an annual retainer of $12,000. Effective July 1, 2002, these fees were increased to $1,500 per board meeting, $750 per committee meeting and an annual retainer of $15,000. In addition, in 2002, each outside director was granted 25,000 options pursuant to the Corporation’s 1992 Stock Option Plan.

D. EMPLOYEES

     As at December 31, 2002, the Corporation and its subsidiaries employed approximately 1,500 employees, of which approximately 360 were employed by Acceris/I-Link and its subsidiaries, approximately 1,100 were employed at the seven Canadian nursing homes leased by the Corporation, which form part of the Corporation’s discontinued long-term care operations, and 40 were employed by the Corporation in its real estate operations and at its head office.

E. SHARE OWNERSHIP

     The following table sets out the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by the directors and named executive officers as of April 30, 2003. The table does not reflect shares, which may be acquired pursuant to the exercise of options.

	Number of	Percentage of Outstanding
Name	Common Shares	Common Shares

Allan C. Silber	4,177,311 (1)	19.8
Anthony F. Griffiths	40,000	*
Norman Hill	231,550	1.1
William H. Lomicka	36,700	*
Philip Reichmann	28,100 (2)	*
Tim Heeney	NIL	NIL
Samuel Shimer	669,011	3.2
Gary Wasserson	330,000	1.6

*	Less than 1%.

(1)	Allan Silber owns 184,150 Common Shares and CXS Holdings Inc., a company controlled by Allan Silber, owns 3,993,161 shares. In addition, Allan Silber’s spouse and children own 2,262,868 shares.

(2)	Philip Reichmann is a member of the Albert Reichmann family, which directly and beneficially owns PF&R Holdings Inc., a private corporation, which owns 1,000,000 common shares in the capital of the Corporation.

STOCK OPTIONS

     Under the 1992 Director, Officer and Employee Stock Option Plan, the Company may grant options to its directors, officers and employees for up to 2,700,000 Common Shares. Under the 1997 Stock Option Plan, the Company may grant options to its directors, officers, employees and any other person or company engaged to provide ongoing management or consulting services for the Company, for up to 4,200,000 Common Shares. Under both plans, the exercise price of each option equals the market price of the Company’s Common Shares on the date of grant. The maximum term of the grant is six years from the date of initial vesting of any portion of the grant unless otherwise provided. Unless otherwise provided, options vest 20% on the date of grant and 20% on each of the first through fourth anniversaries of the grant date. All unvested options vest upon a change of control of the Company. At April 30, 2003, a total of 2,129,125 shares were subject to options and 2,198,875 shares were available for grant.

     The following table sets out details of the options granted to the directors and named executive officers as at April 30, 2003.

Prices are in Canadian dollars.

	Number of Shares Under
Name	Option	Exercise Price/Share	Expiry Date

Allan C. Silber	NIL	—	—

Anthony F. Griffiths	25,000	3.00	Sep. 30, 2008

Norman Hill	25,000	3.00	Sep. 30, 2008
	3,000	17.95	June 9, 2003
	3,000	16.90	June 9, 2004
	3,000	8.00	June 8, 2005
	3,000	5.60	June 13, 2006
	3,000	4.73	June 19, 2007

William H. Lomicka	25,000	3.00	Sep. 30, 2008

Philip Reichmann	25,000	3.00	Sep. 30, 2008
	3,000	17.95	June 9, 2003
	3,000	16.90	June 9, 2004
	3,000	8.00	June 8, 2005
	3,000	5.60	June 13, 2006
	3,000	4.73	June 19, 2007

Tim Heeney	NIL	—	—

Samuel Shimer	75,000	17.40	June 20, 2003
	75,000	16.40	Dec. 3, 2003
	150,000	10.40	Jan. 4, 2005
	150,000	2.95	Dec. 21, 2011

Gary Wasserson	100,000	5.70	Jan. 21, 2006
	150,000	2.95	Dec. 21, 2011

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     To the knowledge of the Company, no person beneficially owns or exercises control or direction over more than 5% of the Common Shares (being the only class of shares of the Company outstanding), except for Allan Silber, Chairman of the Board and Chief Executive Officer, who beneficially owns or directly or indirectly controlled 4,177,311 Common Shares of the Company (19.8% of the outstanding Common Shares) as at April 30, 2003.

     There has been no significant change in ownership by any major shareholder during the past three years.

     All shareholders have identical voting rights.

     At April 30, 2003, 42.6% of the Common Shares outstanding were held by 47 record holders in the United States.

     To the best of the Company’s knowledge, the Company is not owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) severally or jointly.

     There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

     To the best of the Company’s knowledge, there are no proposed material transactions or material transactions that have occurred in the previous three financial years in which directors, executive officers, holders of ten percent of the Company’s outstanding shares, or any associate or affiliate of such person have had a material interest, direct or indirect.

     None of the officers or directors of the Company is indebted to the Company or was indebted to the Company during the past three financial years, or any of its subsidiaries, except for indebtedness under securities purchase programs. The following table sets forth information relating to the current and former directors, executive officers and senior officers or associates of directors, executive officers and senior officers of the Corporation, who are, or during the most recently completed financial year were, indebted to the Corporation (other than routine indebtedness) or to any subsidiaries:

(In Canadian dollars)

				Financially
		Largest Amount	Amount Outstanding	Assisted Securities
Name and	Involvement of	Outstanding During	as of	Purchased During
Principal	Corporation or	2002	April 30, 2003	2002	Security for
Position	Subsidiary	($)	($)	(#)	Indebtedness

ALLAN SILBER
Chairman, President and Chief Executive Officer	Lender	$1,500,000	$1,500,000	NIL	300,000 common shares(1)

SAMUEL SHIMER
Managing Director, Counsel Corporation (US)	Lender	1,832,134	1,832,134	NIL	653,011 common shares

KELLY MURUMETS
Executive Vice President	Lender	605,119	605,119	250,000(2)	250,000 common shares

STEPHEN WEINTRAUB
Senior Vice President and Secretary	Lender	457,471	411,559	NIL	162,500 common shares

HOWARD WORTZMAN
Chief Financial Officer, Counsel Real Estate Inc.	Lender	453,718	407,806	NIL	157,500 common shares

JOSHUA SILBER
President, Counsel Real Estate Inc.	Lender	945,468	945,468	NIL	317,500 common shares

GARY WASSERSON
Managing Director, Counsel Corporation (US)	Lender	889,899	889,899	NIL	300,000 common shares

WILLIAM BARKER
Managing Director, Counsel Communications LLC	Lender	296,633	—	NIL	100,000 common shares

MUFIT CINALI Managing
Director, Counsel Communications LLC	Lender	296,633	—	NIL	100,000 common shares

				Financially
		Largest Amount	Amount Outstanding	Assisted Securities
Name and	Involvement of	Outstanding During	as of	Purchased During
Principal	Corporation or	2002	April 30, 2003	2002	Security for
Position	Subsidiary	($)	($)	(#)	Indebtedness

NORMAN CHIRITE Managing Director	Lender	1,598,110	1,598,110	NIL	538,750 common shares

JENNIFER DORE Director, Counsel Corporation (US) (3)	Lender	44,496	44,496	NIL	15,000 common shares

HELEN SELTZER President, I-Link Incorporated	Lender	148,316	—	NIL	50,000 common shares

(1)	These shares were purchased on January 19, 1996 pursuant to the Corporation’s Share Purchase Plan. The Corporation loaned the aggregate purchase price required to purchase 300,000 common shares at the market price on the date of purchase ($6.50 per share). The loan is non-interest bearing and due on the later of five years from the date of advance and the date on which the shares purchased under the plan have a market value equal or greater than twice the amount of the loan outstanding but, in any case, no later than the tenth anniversary date of the advance. A trustee holds all of the shares purchased with the proceeds of the loan as security for the indebtedness.

(2)	These shares were purchased in February 2002 pursuant to the Corporation’s 2001 Executive Stock Purchase Plan.

(3)	Ms. Dore was an officer of the Corporation’s U.S. subsidiary, Counsel Corporation (US), with the title of “Director”. She was not a member of the Board.

C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8: FINANCIAL INFORMATION

A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Reference is made to “ITEM 18: FINANCIAL STATEMENTS” for the consolidated financial statements included in this annual report.

     The Company has no fixed policy on dividend distributions. Regular dividends were last paid on June 30, 1993. Special dividends were paid in 1999 and 2000. The former was related to the successful sale of Stadtlander and the latter, in shares of American HomePatient Inc., was related to the Company’s decision to exit the home healthcare business. There exists no restriction on the Company’s ability to declare dividends. The declaration and payment of dividends is decided by the Company’s board of directors from time to time based upon and subject to the Company’s earnings, financial requirements and other conditions prevailing at the time.

B. SIGNIFICANT CHANGES

     There have not been any significant changes since the December 31, 2002 annual financial statements.

ITEM 9: THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

     The Common Shares of the Company are listed and posted for trading on The Toronto Stock Exchange under the symbol “CXS” and are quoted and traded on The NASDAQ SmallCap Market under the symbol “CXSN”. The Common Shares of the Company were listed and posted for trading on The Toronto Stock Exchange on June 20, 1986. The Common shares of the Company commenced trading on the NASDAQ National Market on April 24, 1995.

     The following table sets forth the high and low sale prices per share of the Common Shares of the Company as reported on The Toronto Stock Exchange (“TSX”) and The NASDAQ Stock Market (“NASDAQ”) for the periods indicated:

	TSX		NASDAQ

	HIGH	LOW	HIGH	LOW

	Cdn.$	Cdn.$	US$	US$
1998	22.35	5.35	15.88	3.50
1999	13.90	2.05	9.38	1.44
2000	10.40	2.50	9.38	1.63
2001
First quarter	3.35	2.25	2.13	1.46
Second quarter	4.95	2.40	3.26	1.50
Third quarter	4.75	2.70	3.10	1.60
Fourth quarter	3.10	2.34	1.97	1.51
2002
First quarter	3.98	2.70	2.58	1.76
Second quarter	3.84	2.80	2.50	1.80
Third quarter	3.01	2.35	2.00	1.44
Fourth quarter	2.90	2.15	1.90	1.36
2003
January	2.75	2.45	1.78	1.63
February	2.49	1.97	1.65	1.35
March	2.60	2.45	1.78	1.62
April	2.53	2.34	1.74	1.60
May	2.44	2.30	1.75	1.63

B. PLAN OF DISTRIBUTION:

     Not applicable.

C. MARKETS

     See A. above.

D. SELLING SHAREHOLDERS:

     Not applicable.

E. DILUTION:

     Not applicable.

F. EXPENSES OF THE ISSUE:

     Not applicable.

ITEM 10: ADDITIONAL INFORMATION

A. SHARE CAPITAL

     Not applicable.

B. ARTICLES OF INCORPORATION AND BY-LAWS

     Counsel is a corporation amalgamated under the Business Corporations Act (Ontario). There are no restrictions on the business that the Company may carry on.

     The Company’s articles provide that the Board of Directors shall consist of such number of directors, being a minimum of five and a maximum of twenty, as may be from time to time determined by resolution of the Board of Directors. Directors who have any interest, directly or indirectly, in any contract in which the Company is or is to be a party, other than a contract or transaction limited solely to his remuneration as a director, officer or employee, must declare his interest. A quorum of four directors is required to transact business. The board may exercise all powers and do all acts and things as may be exercised or done by the Company and are not by the By-Laws or statute expressly required to be done by the Company at meetings of shareholders. The board may borrow money upon credit, issue sell or pledge debt obligations and charge, mortgage or pledge the assets of the Company. Directors must be over 18, and not an undischarged bankrupt or mentally incompetent person. There is no retirement age or shareholding qualification for directors. A majority of the directors must be Canadian citizens. Directors’ terms are for one year and are not staggered.

     The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series. The holders of Common Shares are entitled to dividends, if as and when declared by the directors, to one vote per Common Share at meetings of the holders of Common Shares of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the Common Shares. The Preferred Shares may be issued in one or more series, and the directors are authorized to fix the number of Preferred Shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the Preferred Shares of each series. The Preferred Shares are entitled to a priority over the Common Shares in respect of the payment of dividends and distribution of assets upon liquidation of the Company. Under the Business Corporations Act (Ontario) a special resolution of the shareholders is required to amend the rights of any class of shares. There is no limitation on who may be a shareholder.

     The directors of the Company must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting and may at any time call a special meeting of shareholders. In addition, the holders of not less than 5% of the issued shares of the Company may requisition the Board of Directors to call a meeting of shareholders. For the purpose of determining shareholders entitled to receive notice of the meeting of shareholders, the directors may fix in advance a date as the record date for that determination of shareholders, but that record date shall not precede by more than 50 days or less than 21 days the date on which the meeting is to be held. If a shareholder becomes a shareholder after the setting of the record date, such person will be entitled to vote at the meeting if he can produce a properly endorsed share certificate, or can otherwise establish that he owns the shares, and demands, not later than 10 days before the meeting, that his name be included among those eligible to vote at the meeting.

C. MATERIAL CONTRACTS

     The Company does not have any material contracts that are required to be disclosed other than those set-out in this document.

D. EXCHANGE CONTROLS

     There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s Shares, other than specific embargoes enacted by regulations under the United Nations Act (Canada) and withholding tax requirements. See “Item 10 - Taxation”.

     There are no limitations under the laws of Canada or the Province of Ontario, or in the Amended Articles of Amalgamation of the Company, with respect to the right of non-resident or foreign owners to hold or vote the Common Shares of the Company other than those imposed by the Investment Canada Act (Canada) (the “Investment Act”).

     The following summarizes the principal features of the Investment Act for non-residents other than WTO investors (defined in section 14.1(b) of the Investment Act as being individual investors who are nationals of, or have the right of permanent residence in, a Member of the World Trade Organization and corporate investors who are either WTO investor-controlled in fact, or two-thirds of whose board of directors is comprised of any combination of Canadians and WTO investors) who propose to acquire Common Shares of the Company. The Investment Act prohibits implementation of a reviewable investment by an individual, government (or agency thereof), company, partnership, trust or joint venture which is not a “Canadian” (as defined in the Investment Act (a “non-Canadian”)) or a WTO investor, unless after review the minister responsible for the Investment Act (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada. A reviewable investment under the Investment Act is characterized as an investment for control of a Canadian business with assets valued at cdn$5,000,000 or more, or in the case where the total assets of the Canadian business are less than half of the total assets acquired, the Canadian business assets are cdn$50,000,000 or more. Notwithstanding the above limits, an investment can become a reviewable investment if an order for review is made by the Federal cabinet on the grounds that the investment is related to Canada’s cultural heritage or national identity.

     An investment in Common Shares of the Company by a WTO investor would only be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company equals or exceeds an amount determined annually by the Minister pursuant to a formula specified in the Investment Act (cdn$192,000,000 for 2000).

     A non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for the purposes of the Investment Act if he acquired a majority of the Common Shares of the Company. The acquisition of less than a majority, but one-third or more, of the Common Shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of Common Shares.

     Certain transactions in relation to Common Shares of the Company would be exempt from the Investment Act, including:

1.	The acquisition of Shares by a person in the ordinary course of the person’s business as a trader or dealer in securities;

2.	The acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

3.	The acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remain unchanged.

     The Investment Act further contains provisions which require notification to be given under the Investment Act in the circumstances where a “non-Canadian” (as defined in the Investment Act) acquires control of the Company notwithstanding that such investment is not a reviewable investment as described above.

     In addition to the foregoing, certain transactions involving the Company and its security holders may be subject to notification and review under the Competition Act (Canada). In general, in order for a transaction to be notifiable, the parties together with their affiliates (defined to include parent, subsidiary and sister companies) must have assets in Canada or gross revenues from sales in, from or into Canada that exceed cdn$400,000,000. Assuming this threshold is met, additional thresholds based on the type of transaction must be met before notification is required. If a transaction is ultimately notifiable, the parties must provide the Commissioner of Competition (the“Commissioner”) with detailed information about the transaction and the parties, and observe a waiting period prior to closing the transaction. However, in the event that the Commissioner determines that a proposed transaction may result in a substantial lessening of competition, the Commissioner may bring a proceeding before the Competition Tribunal to enjoin the transaction or to seek other remedies.

E. TAXATION

     The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

     The following is a general summary of certain Canadian federal income tax considerations generally applicable to a holder of the Company’s Shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the “Act”) and who holds the Company’s shares as capital property. Specifically, this summary deals with a U.S. resident shareholder of the Company’s Shares. The discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law.

     The summary is based on the current provisions of the Act and the regulations there under and the Company’s understanding of the current published administrative practices of the Canada Customs and Revenue Agency (“CCRA”), and press announcements released by CCRA. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Company’s Shares should consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such Shares. Finally this summary does not consider the tax implications to certain categories of taxpayers including, but not limited to, tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies and real estate investment trusts.

     The Act provides in subsection 212(2) that dividends and other distributions which are deemed to be dividends and which are paid or credited or are deemed to be paid or credited by a Canadian resident company to a non-resident of Canada shall be subject to non-resident withholding tax equal to 25 percent of the gross amount of the dividend or deemed dividend.

     Provisions in the Act relating to dividend and deemed dividend payments and gains realized by non-residents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the “1980 Convention”).

     Article X of the 1980 Convention as amended by the Third Protocol to the 1980 Convention provides that the rate of Canadian non-resident withholding tax on dividends paid to a U.S. company that beneficially owns at least 10% of the voting stock of the Company shall not exceed 5 percent of the dividends. Otherwise, and except in the case of dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment, the rate of non-resident withholding tax shall not exceed 15 percent of the dividend. Where the dividends are received by a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment the dividends are generally subject to Canadian tax as business profits, generally without limitation under the 1980 Convention.

     In respect of any dividend payments, the Company appoints a disbursing agent to make distributions to a holder of the Company’s Shares. To the extent that a holder of the Company’s Shares in not a resident of Canada for tax purposes, subsection 215(3) of the Act provides that where an amount on which withholding tax is payable was paid or credited to an agent on behalf of the person (the Holder of the Company’s Shares) entitled to payment without the appropriate withholding tax having been deducted, the agent shall deduct and remit the appropriate amount of the tax to the tax authorities on behalf of such person.

     Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any “taxable capital gain” arising on the disposition of “taxable Canadian properties” other than “treaty-protected properties.” “Taxable Canadian property” of a taxpayer includes shares of a company which are listed on a prescribed stock exchange if such non-resident, persons with whom the non-

resident did not deal at arm’s length, or the non-resident together with such persons, owned 25 percent or more of the issued shares of any class of the capital stock of the Company at any time in the 60 month period immediately preceding the date of disposition of the shares. For purposes of this computation, such holders (or non-arm’s length persons) are considered to own shares which they have an interest in or an option to acquire. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to one-half of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition of such shares, exceeds the adjusted cost base to the holder of the shares. A taxpayer’s “treaty-protected property” at any time means property any income or gain from the disposition of which by the taxpayer at that time would, because of a tax treaty with another country, be exempt from Canadian income tax.

     Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian company may not generally be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the United States shareholder has or had in Canada within the 12 month period preceding the date of disposition. Subject to certain exceptions, where a U.S. shareholder who is an individual ceases to be a resident of Canada, a deemed disposition for proceeds equal to the fair market value of the property at that time may arise at the time of the cessation of Canadian residence where the U.S. shareholder was during the 20 consecutive years preceding the disposition a resident in Canada for at least 120 months and the particular property was owned at the time the individual ceased to be a resident of Canada.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of the Company’s Shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “— Taxation — Certain Canadian Federal Income Tax Consequences” above.)

     The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company’s Shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of the Company’s Shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the Company’s Shares.

U.S. HOLDERS

     As used herein, a “U.S. Holder” means a holder of the Company’s Shares who is a citizen or individual resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof or a trust or estate whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold the Company’s Shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own the Company’s Shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire the Company’s Shares.

DISTRIBUTIONS ON THE COMPANY’S SHARES

     U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company’s Shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “— Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Company’s Shares and thereafter as gain from the sale or exchange of the Company’s Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

     In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

     Dividends paid on the Company’s Shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

     Dividends paid, and the proceeds of a sale of the Company’s Shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9 or the U.S. Holder is otherwise exempt. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

FOREIGN TAX CREDIT

     A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company’s Shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source taxable income bears to his / her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of the Company’s Shares should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF THE COMPANY’S SHARES

     A U.S. Holder will recognize a gain or loss upon the sale of the Company’s Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Company’s Shares. This gain or loss will be a capital gain or loss if the Company’s Shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

     In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company’s Shares:

FOREIGN PERSONAL HOLDING COMPANY

     If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources, the Company may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold the Company’s Shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

PASSIVE FOREIGN INVESTMENT COMPANY

     As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which produce passive income.

     Under the applicable rules of the Code, the Company will be treated as a PFIC for any taxable year during which either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For this purpose, passive income generally includes dividends, interest, royalties, rent (other than rents and royalties derived in the active conduct of a trade or business) and gains from the sale or exchange of assets that produce passive income. In determining whether or not it is a PFIC, the Company will be treated as owning its proportionate share of the assets, and as receiving directly its proportionate share of the income, of any corporation (US or foreign) in which it owns, directly or indirectly, at least 25% of the capital stock by value.

     U.S. Holders owning shares of a PFIC are required to allocate any “excess distribution” or gain realized on the sale or other disposition of the PFIC pro rata over such U.S. holder’s entire holding period for such shares. An “excess distribution” generally is defined as the excess of the distribution with respect to the shares of the PFIC in any taxable year over 125% of the average annual distributions a U.S. shareholder has received from the PFIC during the shorter of the three preceding years, or such shareholder’s holding period for the shares. For purposes of the foregoing rules, a U.S. shareholder that uses the shares of a PFIC as security for a loan will be treated as having disposed of such shares. Any gain or “excess distribution” allocated to a prior taxable year (other than a year prior to the first post-1986 year for which a particular company became a PFIC) will effectively be taxed at the highest federal income tax rate in effect for such prior year with respect to ordinary income subject to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned. The balance of any gain, or “excess distribution,” recognized by a US shareholder of the PFIC will be treated as ordinary income for the current year.

     However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions although an interest charge will be imposed.

     In addition, taxpayers owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the rules described above. Amounts included in or deducted from income under this regime (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

     The Company believes that it was not a PFIC for its fiscal years ended on or before December 31, 2002. Because of the subjective nature of the above tests, there can be no assurance that the IRS will not challenge the Company’s determination concerning PFIC status, or that it will be able to satisfy the record-keeping requirements, which are imposed on QEF’s. Furthermore, the Company can provide no assurance that it will not otherwise become a PFIC in respect of any future taxable year.

CONTROLLED FOREIGN CORPORATION

     If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of stock of the Company (“United States shareholders”), the Company could be treated as a “controlled foreign corporation” (“CFC”) under subpart F of the Code. This classification would result in many complex tax consequences one of which is the inclusion of certain income of a CFC in the gross income of its United States shareholders. The United States generally taxes the United States shareholders of a CFC currently on their pro rata shares of the subpart F income of the CFC. In effect, the Code treats those United States shareholders as having received a current distribution out of the CFC’s subpart F income. Such shareholders also are subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, a gain from the sale or exchange of stock by a holder of the Company’s Shares who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Note that the overlap between the PFIC and CFC rules is generally eliminated for United States shareholders of a CFC. Where a foreign corporation is both a PFIC and a CFC, the foreign corporation is generally treated as a non-PFIC with respect to United States shareholders of the CFC. Because of the complexity of subpart F, and because it is not clear that subpart F would apply to the holders of the Company’s Shares, a more detailed review of these rules is outside of the scope of this discussion.

F. DIVIDENDS AND PAYING AGENTS

     Not applicable.

G. STATEMENTS BY EXPERTS

     Not applicable.

H. DOCUMENTS ON DISPLAY

     The documents concerning the Company referred to in this annual report may be inspected at the Company’s office in Toronto, Ontario. The Company’s Investor Relations and Corporate Communications Department may be reached at (416) 866-3000. Documents filed with the Securities and Exchange Commission may also be read and copied at the SEC’s public reference room at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     At December 31, 2002, the Company had continuing operations cash and cash equivalents, being short-term market investments with original maturities of three months or less, of $9,000. In addition, the Company had loans receivable of $6,500. Included in the $6,500 is $5,900 of share purchase loans with a fair market value of $4,400 at the end of 2002. The Company holds such financial instruments for investment purposes only and not for trading or speculative purposes.

     The Company’s risks relative to these securities are credit risk and interest rate risk. Regarding credit risk, the Company mitigates such risk by investing cash and cash equivalents only in federal or provincial government securities or investment grade corporate obligations in the form of commercial paper or bankers’ acceptances. The Company assesses the credit status of the entities to which mortgages and other advances are made to minimize credit risk.

     Regarding interest rate risk, exposure results from changes in short term interest rates. These risks are mitigated for cash and cash equivalents by the short-term nature of the portfolio.

     The Company also holds short-term investments with a carrying value of $3,100 and a fair market value of approximately $4,700 as at December 31, 2002. For U.S. GAAP, these investments are recorded as marketable securities – available for sale.

     The Company has no derivative financial instruments.

     The following table sets out information about the Company’s debt obligations from continuing and discontinued operations.

December 31, 2002

	Expected Maturity Date

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

	$	$	$	$	$	$	$	$
Fixed rate instruments
Mortgages and loans payable	$1,631	$1,723	$736	$998	$655	$16,706	$22,449	$22,449
Weighted average interest rate	7.56%	8.92%	7.30%	7.68%	7.37%	7.45%	7.58%
Convertible debentures (i)	$42,561	—	—	—	—	—	$42,561	$27,882
Weighted average interest rate	6.00%
Discontinued operations mortages and loans payable	$181	$363	$6,640	$4,537	$0	$0	$11,721	$11,721
Weighted average interest rate	8.43%	8.43%	8.14%	8.51%			8.29%
Capital lease obligations	$3,036	$3,015	$1,514	—	—	—	$7,565	$7,565
Weighted average interest rate	7.00%	7.00%	7.00%				7.00%
Variable rate instruments
Mortgages and loans payable	$1,999	—	—	—	—	$1,710	$3,709	$3,709
Weighted average interest rate	13.25%					5.50%	9.68%
Revolving credit facility	$9,086	—	—	—	—	—	$9,086	$9,086
Weighted average interest rate	6.50%						6.50%

Total	$58,494	$5,101	$8,890	$5,535	$655	$18,416	$97,091	$82,412

     (i)  Represents the face value of convertible debentures outstanding at December 31, 2002.

Foreign currency exposure

     The Company’s reporting currency is the US dollar because it is the currency of the primary economic environment in which the Company conducts its operations. The Company does not actively engage in hedging or other activities to control the risk of its foreign currency exposure to fluctuations in the value of the Canadian dollar.

     Included within loans and mortgages from continuing and discontinued operations are amounts repayable in Canadian dollars. These amounts are reported below in U.S. dollars equivalents, as this is the reporting currency of the Company:

Continuing		Weighted average	Discontinued		Weighted average
operations	US$	interest rate	operations	US$	interest rate

2003	642	7.30%	2003	181	8.43%
2004	688	7.30%	2004	363	8.43%
2005	736	7.30%	2005	6,640	8.14%
2006	700	7.33%	2006	4,537	8.51%
2007	655	7.37%	2007	—	0.00%
Thereafter	18,416	7.27%	Thereafter	—	0.00%

Total	21,837	7.28%	Total	11,721	8.29%

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES:

     Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     As of the date of this report there has not been a material default in the payment of principal, interest, a sinking or purchase fund installment or any other material default made by the Company.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

     In accordance with Item 307 of Regulation S-K promulgated under the Securities Act of 1933, as amended, and within 90 days of the date of this Annual Report on Form 20-F, the Chief Executive Officer and Chief Financial Officer of the Company (the “Certifying Officers”) have conducted evaluations of the Company’s disclosure controls and procedures. As defined under Sections 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the term “disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the “Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issue in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive offer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

     As of June 13, 2003, the date of the evaluation of the Company’s internal controls and disclosure controls and procedures, the Certifying Officers have reviewed the Company’s disclosure controls and procedures and have concluded that those disclosure controls and procedures were effective. In compliance with Section 302 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350), each of the Certifying Officers executed an Officer’s Certification included in this Annual Report on Form 20-F.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

     The Company has determined that it does not have an “audit committee financial expert” on its Audit Committee. The Company has been unable to attract such a person.

ITEM 16B: CODE OF ETHICS

     The Company has adopted a code of conduct that applies to the Chief Executive Officer and all other officers and employees. A copy of the code of conduct has been included as Exhibit B to this annual report.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Following is the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual consolidated financial statements:

	2002	2001

	$	$
Audit fees	$1,065	$525
Audit related fees	137	146
Tax fees	107	219
Other fees	—	—

Total	$1,309	$890

PART III

ITEM 17: FINANCIAL STATEMENTS

     Not applicable.

ITEM 18: FINANCIAL STATEMENTS

     See pages F-1 through F-50 incorporated herein by reference.

ITEM 19: EXHIBITS

     The list of Exhibits filed as part of this annual report are set forth below, and are incorporated herein by this reference.

Exhibit A	Counsel Corporation Consolidated Financial Statements	F-1
Exhibit B	Counsel Corporation Code of Conduct	B-1
Exhibit C	Counsel Corporation List of Subsidiaries	C-1
Exhibit 99.1	906 Certification	99.1
Exhibit 99.2	906 Certification	99.2

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COUNSEL CORPORATION

By:	/s/ Stephen Weintraub Stephen Weintraub Senior Vice President & Secretary

Date: June 27, 2003

CERTIFICATIONS

Officer’s Certification Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

I, Alan Silber, Chief Executive Officer of Counsel Corporation, certify that:

1.	I have reviewed this annual report on Form 20-F of Counsel Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of the date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management of other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	June 30, 2003	/s/ Alan Silber Alan Silber Chief Executive Officer

Officer’s Certification Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

I, Gary Clifford, Chief Financial Officer of Counsel Corporation, certify that:

1.	I have reviewed this annual report on Form 20-F of Counsel Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of the date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

d)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

e)	any fraud, whether or not material, that involves management of other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	June 30, 2003	/s/ Gary Clifford Gary Clifford Chief Financial Officer

EXHIBIT A

COUNSEL CORPORATION
INDEX TO FINANCIAL STATEMENTS

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF COUNSEL CORPORATION

We have audited the consolidated balance sheets of Counsel Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
   In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
   The consolidated financial statements for the year ended December 31, 2000, prior to the reclassification of discontinued operations as described in Note 17 and the restatement of certain information reported under United States generally accepted accounting principles as described in Note 22, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 26, 2001.
CHARTERED ACCOUNTANTS

March 25, 2003

CONSOLIDATED BALANCE SHEETS

As at December 31 (In thousands of U.S. dollars)

	2002	2001
	$	$

Assets
CURRENT ASSETS
Cash and cash equivalents	9,004	23,066
Short-term investments (note 4)	3,071	8,932
Accounts receivable (net of allowance for doubtful accounts of $4,596; 2001 – $1,863)	22,184	19,376
Income taxes recoverable	3,329	2,202
Future income tax assets (note 16)	274	970
Prepaid expenses and deposits	6,991	4,815
Assets of discontinued operations (note 17)	2,239	8,306

	47,092	67,667
LONG-TERM ASSETS
Income producing properties (note 5(a))	34,919	2,081
Properties under development (note 5(b))	3,063	352
Loans receivable (note 6)	6,473	7,305
Portfolio investments (note 7)	4,420	4,219
Property, plant and equipment (note 8)	12,657	15,393
Intangible assets (note 9)	9,318	9,699
Assets of discontinued operations (note 17)	21,598	32,172
Goodwill (note 9)	–	3,434

	139,540	142,322

Liabilities
CURRENT LIABILITIES
Accounts payable	7,725	5,435
Accrued liabilities (note 10)	22,215	26,269
Current portion of deferred revenue	958	1,986
Revolving credit facility (note 11(b))	9,086	6,996
Current portion of mortgages and loans payable (note 11(a))	3,630	2,302
Current portion of capital leases (note 12)	2,714	3,034
Convertible debentures payable (note 13)	2,515	–
Liabilities of discontinued operations (note 17)	7,269	8,789

	56,112	54,811
LONG-TERM LIABILITIES
Mortgages and loans payable (note 11(a))	22,528	3,848
Capital leases (note 12)	4,146	6,986
Convertible debentures payable (note 13)	–	4,801
Future income tax liabilities (note 16)	36,550	23,282
Liabilities of discontinued operations (note 17)	11,816	13,100

	131,152	106,828
Commitments, contingencies, guarantees and concentrations (note 12)
Shareholders’ Equity	8,388	35,494

	139,540	142,322

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:

Allan C. Silber, Director    William H. Lomicka, Director

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31 (In thousands of U.S. dollars)

	Capital Stock			Equity
				component of
				convertible	Retained	Total
	Number of		Contributed	debentures	earnings	Shareholders’
	common	Amount	surplus	payable	(Deficit)	Equity
	shares
	(In 000’s)	$	$	$	$
						$

Balance – December 31, 1999	25,533	116,251	–	42,293	(1,819)	156,725
Common shares issued	92	143	–	–	–	143
Common shares purchased for cancellation	(1,688)	(6,942)	2,220	–	(8)	(4,730)
Accretion of equity component of debentures payable	–	–	–	3,017	(3,017)	–
Gain on retirement of debentures payable net of income taxes of $131	–	–	491	(1,268)	–	(777)
Gain on issuances of stock by significantly influenced corporations	–	–	–	–	366	366
Dividends	–	–	–	–	(1,791)	(1,791)
Net loss	–	–	–	–	(45,433)	(45,433)

Balance – December 31, 2000	23,937	109,452	2,711	44,042	(51,702)	104,503
Common shares purchased for cancellation	(1,444)	(6,600)	3,878	–	–	(2,722)
Accretion of equity component of debentures payable	–	–	–	3,159	(3,159)	–
Gain on retirement of debentures payable net of income taxes of $613	–	–	2,294	(5,368)	–	(3,074)
Net loss	–	–	–	–	(62,213)	(62,213)

Balance – December 31, 2001	22,493	102,852	8,883	41,833	(117,074)	36,494
Adjustment to goodwill related to the adoption of new accounting pronouncement (note 2)	–	–	–	–	(1,000)	(1,000)

Restated balance – December 31, 2001	22,493	102,852	8,883	41,833	(118,074)	35,494
Common shares purchased for cancellation	(748)	(3,418)	1,886	–	–	(1,532)
Accretion of equity component of debentures payable	–	–	–	3,029	(3,029)	–
Gain on retirement of debentures payable net of income taxes of $15	–	–	63	(210)	–	(147)
Net loss	–	–	–	–	(25,427)	(25,427)

Balance – December 31, 2002	21,745	99,434	10,832	44,652	(146,530)	8,388

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31 (In thousands of U.S. dollars, except per share amounts)

	2002	2001	2000
	$	$	$

Revenues
Telecommunication services	90,410	49,289	–
Communication technology licensing	2,837	4,730	–
Income producing properties	3,343	11	–

	96,590	54,030	–

Operating costs and expenses
Telecommunication costs (exclusive of depreciation shown below)	50,936	35,546	–
Income producing properties	1,448	–	–
Selling, general and administrative	47,059	44,350	6,300
Research and development	1,399	2,162	–
Provision for doubtful accounts	6,331	839	–
Depreciation and amortization	7,115	8,849	205

	114,288	91,746	6,505

Operating loss before undernoted items	(17,698)	(37,716)	(6,505)
Gains and other income
Sale of short-term investments	28,067	42,760	28,256
Portfolio investments	–	64	3,693
Sale of subsidiary	–	589	–
Debt retirement	–	1,093	–
Other	782	–	–
Impairments and other losses
Write-down of short-term investments	(4,011)	(1,957)	(22,031)
Write-down of portfolio investments	(640)	(19,340)	(2,581)
Other	(722)	–	(850)

Earnings (loss) before the undernoted	5,778	(14,507)	(18)
Equity in losses of significantly influenced companies	–	(5,582)	(9,547)
Interest income	401	2,645	2,520
Interest expense (note 11 (d))	(3,002)	(2,517)	(752)

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	3,177	(19,961)	(7,797)
(Provision for) recovery of income taxes (note 16)	(9,655)	(19,901)	6
Non-controlling interest	–	1,538	–

Loss from continuing operations	(6,478)	(38,324)	(7,791)
Loss from discontinued operations (note 17)	(18,949)	(23,889)	(37,642)

Net loss	(25,427)	(62,213)	(45,433)

Basic and diluted net loss per share (note 20)
Loss from continuing operations	(0.43)	(1.80)	(0.43)
Loss from discontinued operations	(0.85)	(1.04)	(1.51)

Basic and diluted net loss per share	(1.28)	(2.84)	(1.95)

Weighted average number of common shares outstanding (in thousands)	22,195	23,030	24,860

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 (In thousands of U.S. dollars)

	2002	2001	2000
	$	$	$

Cash provided by (used in)
OPERATING ACTIVITIES
Loss from continuing operations	(6,478)	(38,324)	(7,791)
Non-cash items included in loss
Future income taxes	10,701	19,154	1,567
Amortization of deferred revenue	(1,643)	(3,197)	–
Depreciation of property, plant and equipment	4,110	4,119	170
Amortization of goodwill and intangible assets	3,005	4,730	35
Gain on sale of short-term investments	(28,067)	(42,760)	(28,256)
Write-down of short-term investments	4,011	1,957	22,031
Gain on sale of portfolio investments	–	(64)	(3,693)
Write-down of portfolio investments	640	19,340	2,581
Sale of other assets	(782)	(589)	–
Other impairments and losses	722	–	850
Gain on retirement of debt	–	(1,093)	–
Equity interests in significantly influenced corporations	–	5,582	9,547
Accretion of liability component of debentures payable	289	528	732
Non-controlling interest	–	(1,538)	–
Changes in non-cash working capital related to operations
(Increase) decrease in accounts receivable	5,893	(3,102)	(1,363)
(Increase) decrease in income taxes recoverable	(1,127)	379	1,020
(Increase) decrease in loans receivable, prepaid expenses and deposits	(3,523)	(13,465)	(10,243)
Increase (decrease) in accounts payable and accrued liabilities	732	4,425	(3,770)

Cash used in continuing operations	(11,517)	(43,918)	(16,583)
Cash provided by (used in) discontinued operations	280	(18,904)	2,949

	(11,237)	(62,822)	(13,634)

INVESTING ACTIVITIES
Acquisition of communications businesses (net of cash acquired of $287 and $811 in 2002 and 2001 respectively)	(8,275)	(18,842)	–
Acquisition of income producing properties	(15,505)	(737)	–
Purchase of short-term investments	(9,748)	(3,183)	(1,137)
Purchase of portfolio investments	(503)	(50)	(3,700)
Purchase of property, plant and equipment	(1,739)	(1,163)	(73)
Investment in property under development	(87)	–	–
Investment in significantly influenced corporations	–	(2,516)	(15,982)
Proceeds on sale of short-term investments	40,767	58,885	54,334
Proceeds on sale of portfolio investments	–	–	5,621
Proceeds on sale of property, plant and equipment	692	–	–
Discontinued operations	(2,105)	70,780	–

	3,497	103,174	39,063

FINANCING ACTIVITIES
Net draws on revolving credit facility	2,090	6,997	–
Repayment of mortgages and loans payable	(989)	–	–
Repayment of note payable	–	(40,000)	–
Capital lease repayments	(3,160)	(1,043)	–
Common shares purchased for cancellation	(1,532)	(2,722)	(4,730)
Retirement of debentures payable	(141)	(3,180)	(877)
Proceeds from exercise of stock options	–	–	84
Repayment of liability component of debentures payable	(2,566)	(2,749)	(3,000)
Discontinued operations	(1,269)	(29,645)	24,452

	(7,567)	(72,342)	15,929

Increase (decrease) in cash and cash equivalents	(15,307)	(31,990)	41,358
Cash and cash equivalents – beginning of period	25,357	57,347	15,989

Cash and cash equivalents – end of period	10,050	25,357	57,347
Less: cash and cash equivalents – discontinued operations	1,046	2,291	6,513

Cash and cash equivalents – continuing operations	9,004	23,066	50,834

Supplementary information (note 21)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000 (In thousands of U.S. dollars, except per share amounts)

1 DESCRIPTION OF THE BUSINESS

Counsel Corporation (the “Company” or “Counsel”) is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

   The Company engages in the communications sector through its investment in I-Link Incorporated (“I-Link”). I-Link is a supplier of voice, data and enhanced communications products and services. Through direct and indirect subsidiaries, I-Link operates as a facilities based telecommunications carrier providing long distance voice services to retail customers in the United States, and long distance voice and data services to small to medium sized businesses in the United States. I-Link also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology. The Company entered this sector in March 2001.
   The Company entered the real estate sector during the third quarter of 2002 through the acquisition of five retail shopping centres in Canada (see note 3).
   To gain a full appreciation of all the assets currently under management, a review of discontinued operations is required. During 2002, the Company adopted formal plans of disposal for its medical products business segment, long-term care business segment and a communications network segment (see note 17).

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In the case of the Company, these principles conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as described in note 22.

   The Company’s accounting policies and its financial disclosures related to its real estate operating segment are in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPREC”).
   These consolidated financial statements include the accounts of the Company and all companies which it controls. The Company’s principal operating subsidiaries comprising continuing operations and its respective ownership interest in each subsidiary as at December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
	%	%	%

Counsel Corporation (US)	100.0	100.0	100.0
Counsel Communications LLC (i)	88.4	88.4	100.0
I-Link (i)	60.2	60.2	–
Proscape Technologies Inc. (“Proscape”)	(ii)	56.5	(ii)
F-7 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(i)	On January 2, 2003, the Company acquired the minority interest of Counsel Communications LLC, which owns all of the Company’s shares of I-Link. As a result, the Company’s ownership in Counsel Communications LLC and its effective ownership in I-Link increased to 100% and 68.4% respectively.

(ii)	On March 15, 2002, the Company’s ownership percentage in Proscape was significantly diluted as a result of Proscape completing a financing in which the Company did not participate. As a result, Proscape has been accounted for as a portfolio investment (note 7) since that date, and the Company ceased consolidating Proscape as of that date. The Company’s interest in Proscape was approximately 12% and 36% at December 31, 2002 and December 31, 2000, respectively.

Intercompany balances and transactions are eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

   The most significant estimates made by management relate to the application of purchase accounting, the assessment of recoverability of customer and loans receivables, portfolio investments, and the cash-flows expected to be derived from long lived assets including Property under development, Income producing properties, property, plant and equipment and intangible assets. Management make significant estimates related to the measurement of obligations and the timing of the related cash flows, particularly as it relates to accrued liabilities and future income tax liabilities. Such timing and measurement uncertainty could have a material affect on the reported results of operations and the financial position of the Company.
   Actual results could differ materially from those estimates in the near term.

Comparative figures

Certain comparative figures have been reclassified to conform to the 2002 presentation.

Non-controlling interest

The Company owns less than 100% of some of its subsidiaries. Non-controlling interest is the accounting mechanism that eliminates from the Company’s earnings, the profit or loss attributable to minority partners. As at December 31, 2002, no minority interest is recorded in the consolidated balance sheet of the Company because the equity interest of minority partners is in a deficit position and minority shareholders have no obligation to fund losses. Comparatively, as at December 31, 2002, $161 (2001 – $702) of non-controlling interest is carried in the liabilities of discontinued operations.

Revenue recognition

Telecommunication services

Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably assured. Revenue is derived

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS F-8

from telecommunications usage, based on minutes of use. Revenue derived from usage is recognized as services are provided, based on agreed upon usage rates. Revenue is recorded net of estimated customer credits.
   Management’s estimate of customer credits is based primarily on the historical experience of the Company or, for new services, the history of other telecommunications carriers for similar services. This estimate is subject to significant change in the future based on the nature of the customers and the Company’s processes for limiting usage to customers with a higher collection risk.

Technology licensing

Revenue from the sale of software licenses is recognized when a non-cancellable agreement is in force, the license fee is fixed or determinable, acceptance has occurred and collectibility is reasonably assured. Maintenance and support revenues are recognized rateably over the term of the related agreements. When a license of I-Link technology requires continued support or involvement of the Company, contract revenues are spread over the period of the required support or involvement. In the event that collectibility is in question, revenue (deferred or recognized) is recorded only to the extent of cash receipts.

Real estate

Revenue from real estate rentals is recognized as due and collection is reasonably assured. Leases with tenants have been accounted for by the Company as operating leases as substantially all of the risks and benefits of ownership have been retained by the Company. Income producing property revenue includes percentage participating rent and recoveries of operating expenses.

Long-term care

Revenue from long-term care includes revenue from the Company’s nursing and retirement facilities and revenue from operating leases for certain facilities. Revenue from the Company’s retirement and nursing facilities is recognized when services are provided or when rent becomes due. Revenue from operating leases is recognized on a straight-line basis over the term of the lease. All long-term care revenue is included in the results of discontinued operations.

Medical products

Revenue from the sale of medical products is recognized upon shipment and transfer of title. All medical product revenue is included in the results of discontinued operations.

Cash and cash equivalents

Cash and cash equivalents comprise cash and highly liquid investments with original maturities of three months or less. As at December 31, 2002, there are no cash equivalents. At December 31, 2001 there were cash equivalents of $12,546 consisting of short-term deposits and money market investments.

F-9 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Short-term investments

Short-term investments represent liquid investments in publicly traded companies. These investments are carried at the lower of cost and market value, and accordingly, unrealized gains are not reflected in these consolidated financial statements. Unrealized losses in value are charged to operations as a write-down of investments. Any subsequent recoveries are not reflected in the Company’s financial statements until the short-term investment is sold.

Portfolio investments

Portfolio investments represent long-term investments in publicly traded and privately held companies. These investments are accounted for using the cost method. Under the cost method, the investment is initially recorded at cost; earnings from such investments are only recognized to the extent received or receivable. Provisions for loss in value are recorded if a decline in value is considered to be other than temporary. Neither unrealized gains nor recoveries in valuation, if any, are reflected in these consolidated financial statements.

Property, plant and equipment

Long-term care facilities, now included in assets of discontinued operations, are recorded at the lower of cost and estimated net recoverable amount. Depreciation is provided using the sinking fund method, which provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum.

   Other property, plant and equipment are recorded at cost with depreciation being provided over their estimated useful lives as follows:

Furniture, fixtures and office equipment	straight-line or accelerated method over periods from 3 to 7 years and declining balance method at 20% per annum
Leasehold improvements	straight-line over the shorter of the term of the lease or estimated useful life of the asset
Telecommunications network equipment	straight-line over 3 to 5 years
Software and information systems	straight-line over 1 to 3 years

Assets held under capital leases are depreciated using the above rates.

   Property, plant and equipment are carried at the lower of depreciated cost and net recoverable amount. A write-down to net recoverable amount is recognized when projected undiscounted cash flows are less than the carrying value.

Income producing properties

Income producing properties are recorded at cost. Depreciation is provided on the sinking fund basis over the estimated useful lives of the properties to a maximum of 30 years. The sinking fund method provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum. Depreciation is determined in relation to each property’s carrying value, remaining estimated useful life and residual value.

   Income producing properties are carried at the lower of depreciated cost and net recoverable amount. A write-down to net recoverable amount is recognized when a property’s projected
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS F-10

undiscounted cash flows are less than its carrying value. Projections of future cash flows take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. The use of net recoverable amount to assess the amount at which a property is carried in the accounts assumes the property will be held for the long term. Otherwise, the net realizable value method is used. Estimated net realizable value represents the estimated selling price reduced by any costs expected until final disposition.

Properties under development

Properties under development are recorded at cost and reduced for impairment where applicable. Properties are classified as properties under development until the properties are substantially completed and available for immediate sale, at which time, they are classified as properties held for sale or as income producing properties. The cost of real estate under development includes the acquisition cost of land, pre-development expenses, interest, realty taxes and other expenses directly related to the property.

Tenant improvements and inducements

Tenant improvements are deferred and amortized on a straight-line basis over the term of the respective lease.

Maintenance and repair costs

Maintenance and repair costs are charged to operations as incurred. Planned major maintenance activities, significant building improvements, replacements and major renovations, all of which improve or extend the useful life of the properties, are capitalized and amortized over their estimated useful lives.

Goodwill and intangible assets

Effective January 1, 2002, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants Handbook Section 3062 “Goodwill and Other Intangible Assets” (“CICA HB 3062”). Under CICA HB 3062, goodwill is no longer amortized but is reviewed at least annually for impairment. Under CICA HB 3062, goodwill is required to be tested for impairment within six months of the beginning of the fiscal year of adoption. As of June 30, 2002, the Company completed the assessment of the quantitative impact of the transitional impairment test on its goodwill and other intangible assets. An impairment of $1,000 was charged to retained earnings as of January 1, 2002 relating to the impaired goodwill of Sage BioPharma Inc. (“Sage”).

F-11 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below discloses the pro forma effect had the years ended December 31, 2001 and 2000 been subject to CICA HB 3062:

	2002	2001	2000
	$	$	$

Loss from continuing operations	(6,478)	(38,324)	(7,791)
Goodwill amortization expense	–	(2,385)	(2,999)

Adjusted loss from continuing operations	(6,478)	(35,939)	(4,792)

Adjusted basic and diluted loss from continuing operations per share	(0.43)	(1.70)	(0.31)

Net loss as reported	(25,427)	(62,213)	(45,433)
Goodwill amortization expense	–	(3,791)	(7,381)

Adjusted net loss	(25,427)	(58,422)	(38,052)

Adjusted basic and diluted loss per share	(1.28)	(2.67)	(1.65)

Goodwill represents the excess of the purchase consideration over the fair value of net identifiable assets of businesses acquired. Prior to the adoption of CICA HB 3062, goodwill was being amortized on a straight-line basis over its estimated useful life which ranged from five to forty years.

   Intangible assets are recorded at fair value upon acquisition and are amortized on a straight-line basis over their estimated useful life of one to five years (Note 9).
   On an ongoing basis, management reviews the carrying value and amortization of intangible assets taking into consideration any events and circumstances that might have impaired their carrying value. The Company assesses impairment by determining whether the carrying value exceeds the fair value, determined as the consideration that would be agreed upon in an arm’s length transaction. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to operations in the period in which such impairment is determined by management.

Software development expenditures

Costs incurred in the research, design and development of software for sale are expensed until technological feasibility is established, after which, the remaining software development costs are capitalized. Amortization commences when the product is available for general release to customers. Amortization is computed using the straight-line method over the estimated remaining useful life of the product, which generally does not exceed two years. The Company periodically compares the unamortized portion of capitalized software development costs to the undiscounted net recoverable amount of the related product. The undiscounted net recoverable amount is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product. The amount by which the unamortized capitalized costs exceed the net recoverable amount is reflected as an impairment loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS F-12

Research and development expenditures

Research costs, other than capital expenditures that do not have alternative uses, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not deferred any such development costs to date.

Advertising costs

Advertising production costs are expensed the first time the advertisement is run. Media (television and print) placement costs are expensed in the month the advertising appears.

Foreign currency translation

These consolidated financial statements are expressed in U.S. dollars because it is the currency of the primary economic environment in which the Company conducts its operations.

   Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at year-end exchange rates. Revenues and expenses denominated in foreign currencies are translated at average exchange rates during the year. The resulting gains and losses are included in the results of operations, except exchange gains and losses arising from the translation of the Company’s self-sustaining Canadian operations.
   Assets and liabilities of self-sustaining Canadian entities are translated into U.S. dollars at the exchange rates prevailing at the year-end. Revenues and expenses for these operations are translated at average exchange rates during the year. Net exchange adjustments arising on translation of self-sustaining Canadian entities are charged or credited directly to shareholders’ equity and shown as cumulative unrealized translation adjustments. When there is a reduction in the Company’s net investment in a self-sustaining operation, a proportionate amount of the cumulative translation account is included in the determination of the consolidated results of operations.
   Effective January 1, 2002, the Company adopted CICA revised Handbook section 1650, “Foreign Currency Translation” which requires the immediate recognition in income of the unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life as opposed to unrealized gains and losses being deferred and amortized over the remaining term of the long-term monetary items. The adoption of CICA HB 1650 did not have an effect on the Company’s consolidated financial statements.

Loans receivable

Loans receivable are written down to net realizable value when, in the opinion of management, there is reasonable doubt as to the ultimate collectibility of a portion of principal and interest. Accrual of interest income is suspended if collection of a loan becomes doubtful.

Debt issue costs

Costs incurred in connection with obtaining debt financing are deferred and amortized as a component of interest expense, over the term to maturity of the related debt obligation.

F-13 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities, and are measured using the substantially enacted tax rates for years when the differences are expected to reverse. The Company provides a valuation allowance to reduce future income tax assets when it appears more likely than not that some or all of the future income tax assets will not be realized.

Stock-based compensation plans

Effective January 1, 2002, the Company adopted Section 3870 of the CICA Handbook, “Stock-based Compensation and Other Stock-based Payments” (“CICA HB 3870”). CICA HB 3870 addresses the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. The adoption of CICA HB 3870 did not have an impact on the Company’s consolidated financial statements.

   The Company and its subsidiary, I-Link, have stock-based compensation plans that are described in note 15. No compensation expense is recognized for these plans when stock options are granted to employees and directors. Any consideration paid by employees and directors on exercising of stock options or purchase of common shares is credited to capital stock.

Financial instruments

The Company’s convertible debentures are presented in these consolidated financial statements in their component parts measured at their respective fair values at the time of issue. The debt component has been calculated as the present value of the required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. Interest expense is determined on the debt component; such component being reduced by the required interest payments. The difference between the debt component and the face value of the debentures at the date of issuance is classified as equity. The equity component of the debentures, net of the value ascribed to the holders’ conversion option, is increased over the term to the full face value by charges to retained earnings (deficit).

   The carrying amounts reported on the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the immediate or short-term maturity of these financial instruments. The fair values of other financial instruments are disclosed in notes 4, 6, 7, 11 and 13. The fair values of short-term investments are estimated based on quoted market values at year-end. Other fair value amounts are estimated based upon discounted future cash flows using discount rates that reflect current market conditions for financial instruments with similar terms and risks. Fair value estimates are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  F-14

Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and loans receivable. Cash and cash equivalents are on deposit at major financial institutions. The Company’s retail communications subscribers are primarily residential subscribers and are not concentrated in any specific geographic region of the United States. The Company’s wholesale communications customers are primarily based in Utah, U.S.A. with no single customer accounting for greater than 10% of 2002 revenues. An allowance for doubtful accounts is established based upon the overall credit worthiness of specific customers.

   The Company evaluates the collectibility of its accounts receivable on an ongoing basis, based upon various factors including the financial condition and payment history of major customers, an overall review of collections experience on other accounts and economic factors or events expected to affect the Company’s future collections.

Interest rate risk

Interest rate risk arises due to the exposure to the effects of future changes in the prevailing level of interest rates. The Company is exposed to interest rate risk arising from fluctuations in interest rates primarily on its revolving credit facility, and on its mortgages depending on prevailing rates at renewal.

Market value risk

The Company’s business model for real estate involves the leveraging of acquired assets with third party debt, normally in the form of mortgages. This debt level attributed to a particular property is normally determined as a percentage of market value for the asset at the time the mortgage proceeds are received. Should market values decline for a particular property, the ability of the Company to replace the debt at renewal, at previous levels and on favourable terms, could be in doubt.

Foreign exchange risk

Foreign exchange risk arises to the extent of net assets invested in Canadian dollars and operations derived from those Canadian dollar investments.

Discontinued operations

In 2002, the Company adopted the new provisions of the CICA Handbook Section 3475 “Disposal of Long-lived Assets and Discontinued Operations” (“CICA HB 3475”). Under CICA HB 3475, the accrual of future losses on the date that the criteria for recognition as a discontinued operation are met is not permitted. The Company completed the assessment of the quantitative impact of adoption of CICA HB 3475 on prior interim periods of the current year and has determined there is no impact. In compliance with CICA HB 3475, the Company has not applied the new provisions retroactively to operations that were discontinued in prior periods.

F-15 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basic and diluted earnings per share

Basic and diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, earnings per share data are computed as if the options were exercised at the beginning of the year (or at the time of issuance, if later) and as if the funds obtained from exercise were used to purchase common shares of the Company at the average market price during the year.

Business combinations

The CICA issued Handbook Section 1581, “Business Combinations” (“CICA HB 1581”), which requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of CICA HB 1581 effective January 1, 2002 did not have an impact on the Company’s consolidated financial statements.

Recently issued accounting pronouncements

Hedging transactions

In December 2001, the CICA issued Accounting Guideline 13 (“AcG 13”) “Hedging Relationships,” which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying, and deals with the discontinuance of hedge accounting. The adoption of this guideline is not expected to have an impact on the Company.

Impairment of long-lived assets

In November 2002, the CICA issued Handbook Section 3063, “Impairment of long-lived assets” (“CICA HB 3063”). The new Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Handbook Section 3061 “Property, Plant and Equipment”. The Section requires an impairment loss for a long-lived asset (to be held and used) to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition; requires an impairment loss for a long-lived asset (to be held and used) to be measured as the amount by which its carrying amount exceeds its fair value; and provides guidance on determining fair value. CICA HB 3063 is effective for years beginning on or after April 1, 2003. The Company is currently evaluating the effects that the adoption of this standard will have on its financial position and results of operations.

Asset retirement obligations

In December 2002, the CICA issued Handbook Section 3110, “Asset Retirement Obligations” to replace the current guidance on future removal and site restoration costs. The standard is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  F-16

related asset and amortized to expense over the useful life of the asset. The Company is currently evaluating the effects that the adoption of this standard will have on its financial position and results of operations.

Guarantees

In February 2003, the CICA issued Accounting Guideline 14 (“AcG 14”) “Disclosure of Guarantees”. The guideline requires disclosure of key information about certain types of guarantee contracts that may potentially require the Company to make payments contingent on specified types of future events. The guideline is effective for periods beginning on or after January 1, 2003. The Company will adopt this guideline in the first quarter of 2003.

3 BUSINESS ACQUISITIONS

During 2002 and 2001, several acquisitions, which were accounted for using the purchase method, were completed by the Company. The results of operations of these acquisitions have been included in the consolidated statements from the acquisition dates.

2002 Acquisitions

Real estate

On July 3 and July 10, 2002, the Company completed the acquisition of five income producing properties and approximately 13 acres of vacant land zoned for retail development in Canada. “Real estate” represents a new reportable segment in 2002.

   The purchase price amounted to $35,512 including closing costs of $1,040. These acquisitions were funded by the assumption of $20,007 of first mortgage debt on the properties and $15,505 in cash.

Communications

On December 10, 2002, the Company, through its controlling interest in I-Link, indirectly acquired the assets of the Enterprise and Agent business of RSL COM U.S.A. Inc. (“RSL”), including the assumption of certain liabilities. The purchase price totalled $9,437 including cash of $7,500, a non-interest bearing note payable of $1,000, which was discounted. The preliminary allocation of the purchase price is as follows: $6,813 of net tangible assets and $2,624 of intangible assets. The purchase price is subject to adjustment as set forth in the asset purchase agreement. In addition, the purchase price and the cost of the acquisition may be increased by up to an additional $2,000 in cash for contingent purchase consideration based on revenues of the Enterprise Business for the calendar year 2003.

2001 Acquisitions

Nexbell Communications Inc.

On February 22, 2001, the Company acquired a 97.5% interest in Nexbell Communications Inc. (“Nexbell”), a packet telephony network company, for cash consideration of $1,540. The cost of the Company’s acquisition was allocated on the basis of the fair market value of the assets

F-17 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

acquired of $1,814 and the liabilities assumed of $9,410. These valuations gave rise to $9,136 of goodwill, which was being amortized over a period of five years.
   During the quarter ended September 30, 2001, the Company performed a recoverability analysis, based on undiscounted cash flows, with respect to the goodwill recorded on its acquisition of Nexbell. The analysis resulted in an impairment charge of $8,040, which is classified as discontinued operations, as a consequence of projected losses associated with Nexbell’s prime product and the decision to adopt a plan to discontinue this product.

I-Link Incorporated

On March 1, 2001, the Company acquired a 65.2% interest in I-Link, an enhanced Internet Protocol voice and data communications services provider, for cash consideration of $5,113. The cost was allocated on the basis of the fair market value of the assets acquired of $27,695 and the liabilities assumed of $22,582. Included in the fair market value of the assets acquired was $13,898 of communications technology, which is being amortized over a period of five years.

   On April 17, 2001, as a result of a merger between I-Link and Nexbell, the Company’s interest in Nexbell was exchanged for an additional 5.3% interest in I-Link, resulting in an overall interest in I-Link of 70.5% as at that date.
   On September 6, 2001, all outstanding shares of I-Link’s Class C, preferred stock automatically converted into shares of common stock in accordance with the terms of the Class C, preferred stock. Accordingly, I-Link issued additional common stock in satisfaction of this conversion and its obligation to pay dividends to the conversion date. This issuance diluted the Company’s interest to 68.1% as at that date.
   The Company’s interest in I-Link was further reduced to 60.2% on October 31, 2001. On January 2, 2003, the Company acquired the remaining minority interest of Counsel Communications LLC. As a result, the Company’s ownership in Counsel Communications LLC and its effective ownership in I-Link increased to 100% and 68.4% respectively.
   As at December 31, 2002, the Company has $60,346 in loans receivable from I-Link. The Company is in the process of converting $29,282, of these loans into equity. Once this transaction is completed, the Company will own approximately 85% of I-Link (note 19). Under consolidation accounting these loans are eliminated in the presentation of these financial statements.

WorldxChange Corp.

On June 4, 2001, through its wholly owned subsidiary WorldxChange Corp. (“WorldxChange”), I-Link acquired certain net assets related to the dial-around long distance business of WorldxChange Communications Inc. from a bankruptcy proceeding. Consideration consisted of $13,000 in cash. The cost of the acquisition was allocated on the basis of the fair market value of the assets acquired of $16,967 and the liabilities assumed of $3,286. I-Link also incurred $681 of acquisition costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  F-18

4 SHORT-TERM INVESTMENTS

The Company holds a portfolio of short-term investments comprised of liquid public company stocks.

	2002	2001
	$	$

Beginning balance	1,249	447
Purchases	9,748	3,183
Reclassified from portfolio investments	1,102	–
Impairments	(4,011)	(1,957)
Dispositions	(5,017)	(424)

	3,071	1,249
AmeriSourceBergen Corp. (“Bergen”)	–	7,683

	3,071	8,932

During 2002, the Company recorded gains on the sale of short-term investments (excluding Bergen) of $1,494 (2001 – $182; 2000 – $1,103). During 2002, the Company recorded losses on the impairment of investments of $4,011 (2001 – $1,957; 2000 – $144) and as at December 31, 2002, has unrealized gains of $1,591 (2001 – $577; 2000 – $340). At December 31, 2002, the market value of the Company’s short-term investments is $4,662. Comparatively, at December 31, 2001, the market value of the Company’s short-term investments, excluding Bergen, was $1,826.

   Since 1999, the largest component of the Company’s short-term investments was its holding of the shares of Bergen, which it received as partial consideration for the sale of its pharmacy services operations in January 1999 to Bergen Brunswig Corp. The Company’s ability to liquidate shares was, subject to the sale agreement, phased in over an 18 month period following the sale. Subsequent to the initial share price declines and recognized impairment losses, the Company decided it was appropriate to hold the securities, disposing of them in an orderly fashion through to 2002. During the post impairment period the Company realized $96,304 in gains as follows:

	Opening				Closing
	carrying				carrying	Market
	value	Impairments	Gains	Proceeds	value	value
	$	$	$	$	$	$

1999	207,035	(142,084)	–	–	64,951	64,951
2000	64,951	(21,888)	27,153	(46,833)	23,383	67,110
2001	23,383	–	42,578	(58,278)	7,683	32,755
2002	7,683	–	26,573	(34,256)	–	–

		(163,972)	96,304	(139,367)

F-19 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5 REAL ESTATE ASSETS

(a) Income producing properties

Income producing properties are as follows at December 31:

		2002			2001

			Accumulated	Net book	Net book
		Cost	depreciation	value	value
Property	Location	$	$	$	$

Portage Place	Peterborough, Ontario	15,855	83	15,772	–
Southland Mall	Winkler, Manitoba	5,983	30	5,953	–
Suncoast Mall	Goderich, Ontario	6,393	33	6,360	–
Willowcreek Mall I	Peterborough, Ontario	3,834	20	3,814	–
Humboldt Mall	Humboldt, Saskatchewan	958	5	953	–
1250 Steeles Ave. West I	Brampton, Ontario	2,098	31	2,067	2,081

		35,121	202	34,919	2,081

Income producing properties have been pledged as collateral for certain of the mortgages and/or loans outlined in note 11.

   Depreciation for income producing properties for 2002 was $200 (2001 – $2; 2000 – $nil).

(b) Properties under development

Properties under development are as follows at December 31:

		2002	2001
Property	Location	$	$

Willowcreek II	Peterborough, Ontario	2,624	–
1250 Steeles Ave. West II	Brampton, Ontario	439	352

		3,063	352

Properties under development have been pledged as collateral for certain of the mortgages and/or loans outlined in note 11.

6 LOANS RECEIVABLE

Loans receivable are as follows at December 31:

	2002	2001
	$	$

Share purchase loans	5,873	5,680
Other	600	1,625

	6,473	7,305

The share purchase loans have been granted to certain key employees and former employees. The loans are non-interest bearing and are collateralized by the shares purchased and personal guarantees. At December 31, 2002, share purchase loans outstanding are for the purchase of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  F-20

3,131,761 (2001 – 2,921,761) common shares of the Company having a market value of $5,543 (2001 – $5,055). These loans have various maturity dates ranging from December 17, 2004 to February 25, 2012. As these loans are non-interest bearing, the fair value of these loans is $4,393 (2001 – $4,480).

7 PORTFOLIO INVESTMENTS

   Portfolio investments are as follows at December 31:

	2002	2001
	$	$

Core Communications Corporation	1,093	1,093
Systeam Holdings LLC	1,000	1,000
HIP Interactive Corp.	–	1,014
Proscape Technologies Inc.	902	–
Impower Inc.	775	–
DBP Group Holdings Inc.	399	399
Other	251	713

	4,420	4,219

During 2002, the Company recognized an impairment of $640 (2001 – $19,340; 2000 – $2,581) on its portfolio investments where the decline in value was considered other then temporary in nature. The estimated fair value of the Company’s portfolio investments approximates its carrying value as at December 31, 2002 and 2001.

   Core Communications Corporation provides internet and data communications solutions for the meetings and hospitality industries.
   Systeam Holdings LLC owns an Italian software development and consulting firm.
   HIP Interactive Corp. is a provider of electronic entertainment, including PC and video games, movies and proprietary games and accessories.
   Proscape develops, markets and supports marketing and sales information systems for middle market and Fortune 1000 companies. On March 15, 2002, the Company’s ownership percentage in Proscape was significantly diluted as a result of Proscape completing a financing in which the Company did not participate. As a result, Proscape has been accounted for as a portfolio investment since that date, and the Company ceased consolidating Proscape as of that date.
   Impower Inc. provides transaction-based Internet direct marketing and electronic database management products and services. At December 31, 2001, the Company had loans receivable from Impower Inc. and its wholly owned subsidiary Datamark of $1,025. In 2002, $250 of these loans were repaid with the remainder being converted to equity in Impower consisting of voting, non-voting and preferred shares. As such, these loans were classified as portfolio investments in 2002.
   DBP Group Holdings Inc. (formerly ci4net.com Inc.) provides Internet infrastructure technologies and operational and management resources.
F-21 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8 PROPERTY, PLANT AND EQUIPMENT

	2002

		Accumulated
	Cost	depreciation	Net
	$	$	$

Telecommunications network equipment	14,432	(5,015)	9,417
Furniture, fixtures and office equipment	4,281	(1,615)	2,666
Leasehold improvements	343	(128)	215
Software and information systems	682	(323)	359

	19,738	(7,081)	12,657

	2001

		Accumulated
	Cost	depreciation	Net
	$	$	$

Building	632	(23)	609
Telecommunications network equipment	11,135	(844)	10,291
Furniture, fixtures and office equipment	4,015	(1,679)	2,336
Leasehold improvements	117	(58)	59
Software and information systems	2,133	(35)	2,098

	18,032	(2,639)	15,393

Depreciation expense for 2002 was $3,910 (2001 – $4,117; 2000 – $170).

   Included in telecommunications network equipment is $9,781 in assets under capital leases as at December 31, 2002 (2001 – $10,138). Accumulated depreciation on these leased assets was $3,932 as at December 31, 2002, (2001 – $1,675).

9 INTANGIBLE ASSETS AND GOODWILL

Details of acquired intangible assets and goodwill are as follows:

	2002

			Accumulated
	Amortization	Cost	amortization	Net
	period	$	$	$

Telecommunications technology	60 months	13,628	(6,884)	6,744
Customer contracts and relationships	60 months	1,786	(20)	1,766
Agent relationships	36 months	588	(15)	573
Agent contracts	12 months	250	(15)	235

		16,252	(6,934)	9,318

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  F-22

	2001

	Amortization		Accumulated
	period	Cost	amortization	Net

Telecommunications technology	60 months	13,628	(3,929)	9,699
Goodwill		4,271	(837)	3,434

		17,899	(4,766)	13,133

Amortization expense for intangible assets for 2002 was $3,005 (2001 – $4,730; 2000 – $35).

   As at December 31, 2002, goodwill is reported as $nil due to the deconsolidation of Proscape (note 2), the sale of SageBiopharma Inc. and its inclusion in discontinued operations (note 17).

10 ACCRUED LIABILITIES

	2002	2001
	$	$

Telecommunications network accrued liabilities	9,540	6,486
Sales and other taxes payable	2,362	726
Accrued payroll and payroll related expenses	2,647	3,629
Litigation settlement and related accruals	1,020	3,494
Accrued interest	986	318
Accrued legal fees	430	1,504
Other accrued liabilities	5,230	10,112

	22,215	26,269

11 DEBT

(a)	Mortgages and loans payable

Details of mortgages and loans payable as at December 31 are as follows:

			2002			2001

		Effective		Current	Long-term		Current	Long-term
	Maturity	interest	Total	portion	portion	Total	portion	portion
	date	rate	$	$	$	$	$	$

Portage Place	Mar. 1/08	7.04%	8,536	327	8,209	–	–	–
Southland Mall	Sep. 01/08	7.84%	4,440	110	4,330	–	–	–
Suncoast Mall	Feb. 01/08	7.10%	3,844	148	3,696	–	–	–
Willowcreek Mall	Dec. 01/09	8.28%	3,308	57	3,251	–	–	–
1250 Steeles Ave. West (i)	Demand	Prime + 1%	1,709	–	1,709	1,696	–	1,696

Canadian $ denominated debt			21,837	642	21,195	1,696	–	1,696

Note payable to service provider	Demand	7.00%	747	747	–	747	42	705
Note payable to network provider	Jul. 1/04	10.00%	396	242	154	613	219	394
Note payable, Winter Harbor (ii)	Demand	Prime + 9%	1,999	1,999	–	1,999	1,999	–
Note payable to RSL estate	Mar. 31/04	10%, imputed	881	–	881	–	–	–
Corporate debenture	Nov. 15/06	8.50%	298	–	298	298	–	298
Building mortgage payable	Aug. 17/12	9.84%	–	–	–	797	42	755

US $ denominated debt			4,321	2,988	1,333	4,454	2,302	2,152

Total – Mortgages and loans payable			26,158	3,630	22,528	6,150	2,302	3,848

F-23 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(i)	On April 8, 2003, the Company entered into an agreement to extend the maturity date with the lender to April 1, 2004, under the same terms and thus the facility has been classified as long-term.

(ii)	As of September 30, 2001, I-Link was in default on an equipment lease. This lease was collateralized by a letter of credit issued by an affiliate of Winter Harbor LLC, a former majority shareholder of I-Link. On October 11, 2001, the leasing company drew against the letter of credit in the amount of $1,999. At that time, the Company recorded the liability related to this draw on the letter of credit in the consolidated financial statements. On October 26, 2001, I-Link received a demand for payment from Winter Harbor LLC for the amount of the draw on the letter of credit and interest (at prime plus 9%) since October 11, 2001. I-Link is evaluating Winter Harbor LLC’s demand in light of the various agreements entered into among I-Link, Counsel Communications LLC and Winter Harbor LLC.

(b) Revolving credit facility

The Company has a facility that enables the Company to borrow up to a maximum of $20,000 subject to certain restrictions and borrowing base limitations. The maximum available borrowing base is determined as a specific percentage of eligible accounts receivable in WorldxChange, a subsidiary in which, through I-Link, the Company has an indirect ownership interest of 60.2% as at December 31, 2002. The balance outstanding is reduced by the application of payments received on collection of accounts receivable on a daily basis. The facility bears interest at United States prime + 1.75% with a minimum interest rate of 6%. Outstanding balances under the loan are collateralized by substantially all the assets of WorldxChange. Additionally, the loan contains certain financial covenants related to WorldxChange for 2003 and 2004. At December 31, 2002 borrowings under this facility are $9,086 (2001 – $6,996) with $2,634 of unused availability under the facility. The facility expires in December 2004.

(c) Principal repayments

Principal repayments of debt are due as follows:

	Canadian dollar	US dollar
	denominated	denominated	Total
	debt	debt	debt

2003	642	2,988	3,630
2004	688	1,035	1,723
2005	736	–	736
2006	700	298	998
2007	655	–	655
Thereafter	18,416	–	18,416

	21,837	4,321	26,158

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  F-24

The estimated fair value of the Company’s debt approximates its carrying value at December 31, 2002 and 2001.

(d) Interest expense

Interest charges consist of:

	2002	2001	2000
	$	$	$

Interest costs:
Mortgages and loans on income producing properties and properties under development	783	4	–
Convertible debentures	3,317	3,688	3,749
Capital leases	635	329	–
Revolving credit line	447	25	–
Other	956	1,631	20
Less:
Interest capitalized to properties under development	(107)	(1)	–
Interest on convertible debenture charged to equity	(3,029)	(3,159)	(3,017)

Interest expense	3,002	2,517	752

12 COMMITMENTS, CONTINGENCIES, GUARANTEES AND CONCENTRATIONS

(a) Commitments

Future minimum payments required under capital leases, operating leases and usage commitments consist of the following as at December 31:

	Capital	Operating	Usage
	leases	leases	commitments (i)
	$	$	$

2003	3,036	5,332	14,184
2004	3,015	4,947	923
2005	1,514	1,834	–
2006	–	1,078	–
2007	–	467	–
Thereafter	–	186

	7,565	13,844	15,107

Less: Amount representing interest at rates of approximately 8% to 12%	705

Present value of net minimum lease payments	6,860
Less: current portion	2,714

Long-term obligations under capital leases	4,146

(i)	Communication subsidiaries have various agreements with U.S. national carriers to lease local access spans and to purchase carrier services. The agreements contain minimum usage commitments with termination penalties up to 100% of the remaining commitment.

F-25 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) Contingencies

The Company, from time to time, is involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company is not aware of any pending or threatened proceedings that would have a material adverse effect on the consolidated financial condition or future results of the Company.

   I-Link had been engaged in legal proceedings with Red Cube International AG (“Red Cube”). On July 9, 2002, an evidentiary hearing was held before a panel of arbitrators of the American Arbitration Association (“AAA”) and an award was issued in favour of I-Link effective October 7, 2002. The AAA panel dismissed all of Red Cube’s claims with prejudice and determined that it was Red Cube that had breached the agreements between the parties. The arbitration panel awarded I-Link $6,700 in damages against Red Cube. I-Link has recorded a valuation allowance of $6,700 to reflect uncertainty associated with collectibility of the award. The amounts awarded will be recorded as income of the Company when payment is received.

(c) Guarantees

The Company has guaranteed the repayment of certain mortgages amounting to $33,506. One of these mortgages, amounting to $25,678, is payable by a limited partnership in which the Company has a 50% equity interest. The Company’s investment in this limited partnership has a carrying value of $nil. Long-term care facilities of this limited partnership, which are leased to the Company, are pledged as collateral. The Company’s guarantee for this mortgage expires in 2004.

   In addition, the Company has provided a guarantee of $7,828 for another mortgage of another limited partnership, in which the Company has no equity interest, which expires in 2015.

(d) Concentrations

The Company utilizes the services of certain Local Exchange Carriers (“LECs”) to bill and collect from customers. Approximately 93% and 94% of revenues in the year ended December 31, 2002 and the period from June 4, 2001 (date of acquisition of WorldxChange) to December 31, 2001 were derived from customers billed to LECs. If the LECs were to refuse to provide such services in the future, the Company would be required to significantly enhance its billing and collection capabilities in a short amount of time and its collection experience could be adversely affected during this transition period.

   The Company depends on certain large telecommunications carriers to provide network services for significant portions of the Company’s telecommunications traffic. If these carriers were to refuse to provide such services in the future, the Company’s ability to provide services to its customers would be adversely affected and the Company might not be able to obtain similar services from alternative carriers on a timely basis.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  F-26

13 CONVERTIBLE DEBENTURES PAYABLE

	2002	2001
	$	$

Liability component of debentures payable	2,515	4,801

On October 31, 1996, the Company issued $50,000 of convertible, unsecured, subordinated debentures bearing interest at 6% per annum payable semi-annually on April 30 and October 31 and maturing on October 31, 2003. The Company may redeem the debentures at any time on or after November 1, 2001 at par, plus accrued interest.

   The Company may elect to satisfy its obligation to pay principal upon redemption or at maturity by the issuance of its own common shares to the holders of the debentures. The number of shares to be issued is obtained by dividing the face amount of the debentures by 95% of the weighted average trading price of the common shares for the 20 consecutive trading days, ending on the fifth trading day prior to the date of notice of such election.
   The debentures are convertible into common shares of the Company at the option of the holder at any time prior to the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption at a conversion price of $11.47 per share.
   As a result of the debentures being convertible into common shares of the Company at the option of the holder and the Company’s option to satisfy its obligations to pay principal upon redemption or maturity by the issuance of its own common shares, the debentures have both liability and equity components.
   At issuance on October 31, 1996, these components were as follows:

$

Financial liability component – present value of future interest obligations at a discount rate of 8.15%	15,852
Principal equity component – present value of principal obligation at maturity at a discount rate of 8.15%	28,868
Holder option equity component	5,280

Face amount	50,000

During 2002, pursuant to normal course issuer bids, the Company purchased for cancellation $200 (2001 – $5,740) of debentures for cash consideration of $141 (2001 – $3,180) which reduced the liability component of the debentures payable by $9 (2001 – $720). As a result of the cancellation of repurchased debentures, the outstanding face amount as at December 31, 2002 is $42,561 (2001 – $42,761). The fair value of the debentures as at December 31, 2002 is $27,882 (2001 – $23,519).

   On December 12, 2002, the Company renewed its normal course issuer bid through the facilities of The Toronto Stock Exchange to purchase up to $2,128 face value of the debentures, or 5% of the outstanding debentures, from December 16, 2002 until October 31, 2003, the maturity date of the debentures.
F-27 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14 CAPITAL STOCK

The authorized capital stock consists of an unlimited number of common and preferred shares.

   During 2002, pursuant to normal course issuer bids, the Company acquired 748,000 (2001 – 1,444,000; 2000 – 1,688,000) common shares for cancellation for cash of $1,532 (2001 – $2,722; 2000 – $4,730). The excess of the average issue price over the repurchase price is credited to contributed surplus. During 2002, $1,886 was credited to contributed surplus (2001 – $3,878; 2000 – $2,220).
   On December 12, 2002, the Company renewed its normal course issuer bid through the facilities of The Toronto Stock Exchange to purchase up to 1,089,000 common shares, or 5% of the outstanding common shares, from December 16, 2002 through to December 15, 2003.

15 STOCK-BASED COMPENSATION PLANS

Counsel plans

Under the 1992 Director, Officer and Employee Stock Option Plan, the Company may grant options to its directors, officers and employees for up to 2,700,000 common shares. Under the 1997 Stock Option Plan, the Company may grant options to its directors, officers, employees and any other person or company engaged to provide ongoing management or consulting services for the Company for up to 4,200,000 common shares. Under both plans, the exercise price of each option equals the market price of the Company’s common shares on the date of grant. Unless otherwise provided, the maximum term of the grant is six years from the date of initial vesting of any portion of the grant and options vest 20% on the date of grant and 20% on each of the first through fourth anniversaries of the grant date. All unvested options vest upon a change of control of the Company.

   A summary of the status of the Company’s stock option plans and changes during the years is as follows:

	2002		2001		2000

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
	(in thousands)	CDN$	(in thousands)	CDN$	(in thousands)	CDN$

Outstanding – beginning of year	3,181	10.03	3,192	13.04	3,570	14.11
Granted	608	2.81	1,045	3.20	564	6.63
Exercised	–	–	–	–	(92)	2.30
Forfeited	(94)	9.05	(1,056)	12.38	(850)	14.46

Outstanding – end of year	3,695	8.87	3,181	10.03	3,192	13.04

Options exercisable – end of year	2,072	13.21	1,922	13.80	2,173	13.91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  F-28

   The following table summarizes the stock options outstanding and exercisable as at December 31, 2002:

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life	price	exercisable	price
CDN$	(in thousands)	(years)	CDN$	(in thousands)	CDN$

2.39 to 5.60	1,767	6.84	3.12	236	3.79
5.90 to 10.40	360	2.36	9.08	268	9.32
12.40 to 15.20	950	0.01	13.72	950	13.72
16.40 to 18.00	618	0.20	17.71	618	17.71

	3,695	3.54	8.87	2,072	13.21

The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plans. Options are granted with an exercise price that is equal to the market value of the underlying stock at the date of grant and accordingly, no compensation expense has been recognized.

   As the Company has elected to use the intrinsic value method, the following disclosures are required to give pro-forma effects as if the fair value based method of accounting had been used to account for employee stock compensation plans.

	2002	2001	2000
	$	$	$

Net loss, as reported	(25,427)	(62,213)	(45,433)
Pro forma adjustments	(1,995)	(4,249)	(580)

Pro forma net loss for the year	(27,422)	(66,462)	(46,013)

Pro forma net loss per share	(1.37)	(3.02)	(1.97)

For purposes of these pro-forma disclosures, the fair value of each option of the Company was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000, respectively: risk-free interest rates of 5.0%; expected dividend yields of nil%; expected lives of six years; and expected volatility of 60.0%, 65.5% and 48.7%. The pro forma disclosures in 2002 and 2001 include the effects of options issued by I-Link following the acquisition of I-Link by the Company.

   The Black-Scholes model requires highly subjective assumptions, including volatility and the expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that the model does not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.
   The Company plans to grant additional stock options each year and as a result, the above pro forma amounts are not likely to be representative of the effects on reported net loss for future years.
F-29 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I-Link plans

At December 31, 2002, I-Link has several stock-based compensation plans. I-Link applies the intrinsic value method of APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed option plans.

   A summary of the status of I-Link’s stock option plans and warrants and changes during the years it was controlled by Counsel is as follows:

	2002		2001

		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of shares	price	of shares	price
	(in thousands)	$	(in thousands)	$

Outstanding – beginning of year	28,033	2.27	45,355	2.57
Granted	95	–	20,509	0.76
Exercised	–	–	–	–
Expired	(2,605)	6.34	(1,643)	3.43
Forfeited	(354)	4.27	(36,188)	1.42

Outstanding – end of year	25,169	1.82	28,033	2.27

Options and warrants exercisable – end of year	25,137	1.82	27,090	2.21

The following table summarizes the stock options and warrants outstanding and exercisable as at December 31, 2002:

				Options and warrants
	Options and warrants outstanding			exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Range of	outstanding	life	price	exercisable	price
exercise prices	(in thousands)	(years)	$	(in thousands)	$

$0.07 to $ 1.00	15,336	0.60	0.60	15,311	0.60
$1.13 to $ 3.00	2,813	6.32	2.61	2,813	2.61
$3.14 to $ 5.87	6,403	4.25	3.93	6,403	3.93
$6.25 to $13.88	617	7.09	6.55	610	6.55

	25,169	2.32	1.82	25,137	1.82

In June 2001, the Company received warrants to purchase 15,000,000 common shares of I-Link at $1.60 per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  F-30

16 INCOME TAXES

The Company’s income tax provision (recovery) differs from the recovery computed at statutory rates as follows:

	2002	2001	2000
	$	$	$

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	3,177	(19,961)	(7,797)

Income tax expense (recovery), based on a statutory income tax rate of 38.62% (2001 – 41.74%; 2000 – 43.95%)	1,227	(8,331)	(3,426)
Increase (decrease) in income taxes resulting from:
Change in valuation allowance relating to continuing operations	8,542	10,270	3,830
Effect of change in income tax rates	190	5,932	126
Non-taxable items	–	5,242	(486)
Non-deductible items	2,200	4,264	–
Lower effective tax rate of foreign subsidiaries	(681)	267	2
Large corporations tax provision (recovery) and other taxes	160	64	(52)
Other	(1,983)	2,193	–

Actual income tax provision (recovery)	9,655	19,901	(6)

Represented by:
Current income tax provision (recovery)	(1,206)	683	(1,521)
Future income tax provision (recovery)	10,701	19,154	1,567
Large corporations tax provision (recovery)	160	64	(52)

	9,655	19,901	(6)

An analysis of earnings (loss) before income taxes, non-controlling interest and discontinued operations by country is as follows:

	2002	2001	2000
	$	$	$

Canada	(9,488)	(14,085)	6,241
United States	12,665	(5,876)	(14,038)

	3,177	(19,961)	(7,797)

F-31 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s income tax provision (recovery) by country is as follows:

	2002	2001	2000
	$	$	$

Canada
Current provision (recovery)	160	740	(52)
Future provision (recovery)	(1,190)	3,389	1,116

	(1,030)	4,129	1,064

United States
Current provision (recovery)	(1,206)	7	(1,521)
Future provision	11,891	15,765	451

	10,685	15,772	(1,070)

Total
Current provision (recovery)	(1,046)	747	(1,573)
Future provision	10,701	19,154	1,567

	9,655	19,901	(6)

   The composition of the Company’s net future income tax assets and liabilities as at December 31 is as follows:

	2002	2001
	$	$

Current future income tax asset:
Deferred revenue	220	146
Basis differences of investments	2,823	–
Accrued charges and reserves currently not deductible for income taxes	562	884
Valuation allowance	(3,331)	(60)

Net current future income tax asset	274	970

	2002	2001
	$	$

Long-term future income tax asset:
Deferred revenue	–	936
Accrued charges and reserves currently not deductible for income taxes	2,238	1,311
Acquired intangible assets	3,435	3,503
Amortization of deferred compensation	1,933	1,933
Basis differences of property, plant and equipment	1,708	–
Other	150	450
Net losses available for carry-forward	57,332	48,113
Valuation allowance	(66,796)	(55,723)

	–	523
Long-term future income tax liability:
Basis differences of investments	(33,045)	(19,690)
Basis differences of property, plant and equipment	(1,638)	(1,066)
Other	(1,867)	(3,049)

Net long-term future income tax liability	(36,550)	(23,282)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  F-32

The amount recognized in the consolidated financial statements for long-term future income tax liabilities includes estimates made by management. It is reasonably possible that the amounts recognized could change by a material amount in the near term.

   At December 31, 2002, certain operating subsidiaries in Canada and certain tax groups in the United States had federal net operating (non-capital) tax loss carryforwards available of approximately $145,000 to reduce future income taxes. These loss carryforwards expire between 2006 and 2022. The utilization of approximately $79,000 of total net operating loss carryforwards against future taxable income will be subject to an annual limitation of approximately $2,246 per annum because of the change in ownership tax rules in the United States associated with the acquisition of I-Link in 2001. Therefore, as a result of this annual limitation and the expiration of these net operating loss carryforwards, approximately $45,000 of the $79,000 net operating loss carryforwards generally may only be available for utilization. In addition, certain operating subsidiaries in Canada and tax groups in the United States have capital losses with no expiry limit aggregating approximately $10,600 available for application against future capital gains.
   In the United States, certain entities are subject to U.S. state income tax in multiple jurisdictions. Available state tax loss carryforwards differ by jurisdiction and have not been presented.

17 DISCONTINUED OPERATIONS

The Company has a number of discontinued operations, some of which have been sold while others are the subject of formal plans of disposal.

   Discontinued operations have been presented on a segmented basis to enhance the reader’s understanding of the financial information presented.
   Medical products and services (“MPS”) represents the discontinued medical products operations, pharmaceutical products operations, pharmacy services operations and home health care operations.
F-33 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   A summary of the carrying value of the assets and liabilities for discontinued operations as at December 31 is as follows:

	2002

			Long-term
	MPS	Communications	care	Total
	$	$	$	$

Assets
CURRENT
Cash and cash equivalents	26	–	1,020	1,046
Accounts receivable	188	–	355	543
Other assets	250	–	400	650

	464	–	1,775	2,239

LONG-TERM
Mortgage receivable	–	–	1,528	1,528
Property, plant and equipment, net	50	1,080	18,424	19,554
Telecommunications technology	–	270		270
Goodwill, net	–	–	246	246

	50	1,350	20,198	21,598

	514	1,350	21,973	23,837

Liabilities
CURRENT
Accounts payable and accrued liabilities	536	–	5,976	6,512
Deferred revenue	–	–	576	576
Mortgages and loans payable	–	–	181	181

	536	–	6,733	7,269

LONG-TERM
Deferred revenue			115	115
Mortgages and loans payable	–	–	11,540	11,540
Non-controlling interest	161	–	–	161

	161	–	11,655	11,816

	697	–	18,388	19,085

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS F-34

	2001

			Long-term
	MPS	Communications	care	Total
	$	$	$	$

ASSETS
CURRENT
Cash and cash equivalents	733	–	1,558	2,291
Accounts receivable	320	–	129	449
Other assets	822	–	284	1,106
Receivable from purchaser, net	4,460	–	–	4,460

	6,335	–	1,971	8,306

LONG-TERM
Mortgage receivable	–	–	1,516	1,516
Property, plant and equipment, net	1,335	8,553	19,280	29,168
Telecommunications technology	–	270	–	270
Goodwill, net	933	–	285	1,218

	2,268	8,823	21,081	32,172

	8,603	8,823	23,052	40,478

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	3,061	–	4,986	8,047
Deferred revenue	–	–	576	576
Mortgage and loans payable	–	–	166	166

	3,061	–	5,728	8,789

LONG-TERM
Deferred revenue	–	–	769	769
Mortgage and loans payable	–	–	11,629	11,629
Non-controlling interest	702	–	–	702

	702	–	12,398	13,100

	3,763	–	18,126	21,889

   The composition of earnings (loss) from discontinued operations for the years ended December 31 is as follows:

	2002	2001	2000
	$	$	$

Medical products and services (“MPS”):
Medical products operations (i)	(2,852)	(5,319)	(3,838)
Pharmaceutical products operations (ii)	(707)	4,519	(32,419)
Pharmacy services operations (iii)	(1,958)	(1,716)	(1,035)
Home health care operations (iv)	–	–	(602)
Communications operations (v)	(12,508)	(23,430)	–
Long-term care operations (vi)	(924)	2,057	252

	(18,949)	(23,889)	(37,642)

(i) Medical products operations

During the third quarter of 2002, the Company adopted a formal plan of disposal for its medical products business segment. Effective October 4, 2002, the Company disposed of its interest in

F-35 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Sage BioPharma, Inc., through a sale that raised net proceeds of $1,400. The Company incurred a loss on disposition of $463.
   A summary of results of the Company’s discontinued medical products operations for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
	$	$	$

Revenues	3,051	3,641	2,924

Loss on sale	(463)	–	–
Operating losses	(1,308)	(5,407)	(3,838)

Loss before income taxes	(1,771)	(5,407)	(3,838)
Income taxes	(1,229)	–	–
Non-controlling interest	148	88	–

Loss from discontinued operations	(2,852)	(5,319)	(3,838)

(ii) Pharmaceutical products operations

Effective May 23, 2000, the Company adopted a formal plan of disposal for the pharmaceutical products business of FARO Pharmaceuticals Inc. through the disposition of its rights, including trademarks, copyrights and regulatory filings in certain pharmaceutical products. On May 1, 2001, the Company completed its disposition for proceeds of $67,000, consisting of $54,000 paid on closing, $8,000 paid 60 days subsequent to the closing and a further $5,000 payable within 30 days of the first anniversary of the closing, subject to specified levels of inventories on hand at the date of closing and sales returns and rebates relating to operations prior to the closing. Accordingly, the Company reflected the results of operations to May 23, 2000 from this business as discontinued operations and adjusted the carrying value of its investment in the pharmaceutical products business to reflect both the estimated losses from operations subsequent to the measurement date and the estimated net realizable value of its investment.

   During 2001, the Company successfully reduced certain costs related to these discontinued operations. This resulted in a recovery of $4,519, net of related costs of $2,494 and income taxes of $4,487.
   In May 2002, the Company settled the final payment due under the definitive agreement with the purchaser regarding its disposal of its pharmaceutical products business in 2001. During the course of the settlement, it became known that the purchaser disputed certain payments regarding inventories as set out in the agreement. The Company assessed the impact of this dispute and wrote down its receivable from the purchaser to reflect the related collection risk. The loss from discontinued operations includes expenses totalling $707.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS F-36

   A summary of results of the Company’s discontinued pharmaceutical products operations for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
	$	$	$

Revenues	–	–	11,223

Loss before income taxes	–	–	(246)
Income taxes	–	–	12
Non-controlling interest			(197)

Loss from operations	–	–	(61)
Gain (loss) subsequent to measurement date after income taxes of $nil (2001 – $4,487; 2000 – ($18,958))	(707)	4,519	(32,358)

Earnings (loss) from discontinued operations	(707)	4,519	(32,419)

(iii)  Pharmacy services operations

Effective November 6, 1998, the Company adopted a formal plan of disposal for its pharmacy services operations through the disposition of its interest in Stadtlander Drug Company, Inc. (“Stadtlander”). Discontinued pharmacy services operations include the specialty retail pharmacy business of Stadtlander. The Company sold Stadtlander to Bergen in January 1999. Subsequent to the measurement date, the Company has recorded losses of $1,958 (2001 – $1,716; 2000 – $1,035) after income tax benefits. These losses are due to the cost of the litigation settlement pertaining to Bergen.

(iv) Home health care operations

Effective November 6, 1998, the Company adopted a formal plan of disposal for its home health care operations through the disposition of its interest in American HomePatient Inc. (“AHOM”). Accordingly, the Company adjusted the carrying value of its investment in AHOM to reflect both the estimated future operating losses and estimated net realizable value of its investment. During 1999, the net realizable value of the Company’s interest in AHOM declined from its December 31, 1998 level. As a result, management determined that a sale of the Company’s interest in AHOM did not offer an optimal return to the Company’s shareholders and, as an alternative, the Company sought and received regulatory approval to distribute the shares as a dividend in-kind. At December 31, 1999, the Company adjusted the carrying value of its investment in AHOM, resulting in an estimated after-tax loss of $14,529. The market value declined prior to the time the dividend was paid and a further after-tax loss of $602 was recorded in 2000.

(v) Communications operations

During the fourth quarter, the Company’s subsidiary, I-Link, adopted a formal plan of disposal for its VoIP network and customers. On December 6, 2002, I-Link entered into an agreement to sell substantially all of the assets and customer base of I-Link Communications Inc. (“ILC”), a wholly owned subsidiary, to Buyers United Inc. (“Buyers United”). The sale includes the physical assets required to operate I-Link’s nationwide network using its patented VoIP technology (constituting

F-37 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the core business of ILC) and a license in perpetuity to use I-Link’s proprietary software platform. The sale is expected to close in the second quarter of 2003. The sale proceeds consist of 300,000 shares of Series B convertible preferred stock (8% dividend) of Buyers United, subject to adjustment in certain circumstances, of which 75,000 are subject to an earn-out provision (contingent consideration) based on future events related to ILC’s single largest customer. The earn-out takes place over a fourteen-month period beginning January 2003, on a monthly basis. The Company will recognize the value of the earn-out shares when and if earned. As the value of the consideration received is less than the book value of the assets sold, the Company recorded an impairment charge of $1,587 which has been included in the loss from discontinued operations for 2002.
   A summary of the results of the Company’s discontinued communications operations for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
	$	$

Revenues	7,806	16,803

Loss before income taxes	(12,508)	(23,430)
Income taxes	–	–

Loss from discontinued operations	(12,508)	(23,430)

(vi) Long-term care operations

   During the fourth quarter of 2002, the Company adopted a formal plan of disposal for its long-term care facilities. The Company expects to record a gain on the sale of these businesses, which is expected to close in 2003.
   A summary of results of the Company’s discontinued long-term care operations for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
	$	$	$

Revenues	32,629	31,604	32,045

Earnings (loss) before income taxes	(847)	3,147	252
Income taxes	77	1,090	–

Earnings (loss) from discontinued operations	(924)	2,057	252

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  F-38

18 SEGMENTED INFORMATION

The Company currently operates in two sectors, communications and real estate.

   The communications sector consists of the Company’s subsidiary, I-Link. I-Link operates in three reportable segments, Acceris Partners, Acceris Solutions and Acceris Technologies:

•	Acceris Partners includes the operations of WorldxChange (which was formerly reported as the dial-around segment), acquired in June 2001, and the former agent and residential business of RSL, which was acquired in December 2002. This segment offers dial-around and 1+ telecommunications products.

•	Acceris Solutions is the former Enterprise business of RSL which was acquired in December 2002. This segment offers voice and data solutions to enterprise customers.

•	Acceris Technologies is the former technology services segment, acquired in March 2001, which offers a fully developed network convergence software solution for voice and data. The Company licenses certain developed technology to third party users.

   The real estate segment, which commenced operations in 2001, is comprised of the Company’s investment in six income producing properties in Canada, five of which were acquired in 2002.

   Each segment operates as a strategic business unit with separate operating management. The Company assesses performance based on operating income. The accounting policies for the segments are the same as those described in note 2 to these consolidated financial statements.
   As a result of the disposal of certain communications operations of I-Link as well as the Company’s plan to discontinue its long-term care operations and medical products business, operating segments relating to these businesses are no longer disclosed, and prior period information has been restated to conform to the current period presentation as discontinued operations. Consequently, the Company does not have operating segments to report for 2000.
F-39 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2002

	Acceris	Acceris	Acceris	Real
	Partners	Solutions	Technologies	Estate	Corporate	Total
	$	$	$	$	$	$

Revenues
Canada	–	–	–	3,343	–	3,343
United States	88,863	1,547	2,837	–	–	93,247

	88,863	1,547	2,837	3,343	–	96,590
Operating costs and expenses Telecommunication costs	49,745	1,191	–	–	–	50,936
Income producing properties	–	–	–	1,448	–	1,448
Selling, general and administrative	28,806	777	4,262	–	13,214	47,059
Research and development	–	–	1,399	–	–	1,399
Provision for doubtful accounts	6,298	33	–	–	–	6,331
Depreciation and amortization	4,056	158	2,123	199	579	7,115

Operating income/(loss) before undernoted items	(42)	(612)	(4,947)	1,696	(13,793)	(17,698)
Gains and other income:
Short-term investments	–	–	–	–	28,067	28,067
Other	356	–	–	–	426	782
Impairments and other losses:
Loss on sale of short-term investments	–	–	–	–	(4,011)	(4,011)
Portfolio investments	–	–	–	–	(640)	(640)
Other	–	–	–	–	(722)	(722)
Equity interests in significantly influenced companies	–	–	–	–	–	–
Interest income	–	1	38	–	362	401
Interest expense	(1,160)	(19)	(579)	(676)	(568)	(3,002)

Segment earnings (loss)	(846)	(630)	(5,488)	1,020	9,121	3,177

Segment assets as of December 31
Canada	–	–	–	37,982	884	38,866
United States	8,516	2,963	9,318	–	294	21,091

	8,516	2,963	9,318	37,982	1,178	59,957

Capital expenditures	1,649	–	–	–	90	1,739
Other significant non-cash items:
Amortization of deferred revenue	–	(1,643)	–	–	–	(1,643)
Future income taxes	–	–	–	–	10,701	10,701
Accretion of liability component of debentures payable	–	–	–	–	289	289
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  F-40

	2001

	Acceris	Acceris	Acceris	Real
	Partners	Solutions	Technologies	Estate	Corporate	Total
	$	$	$	$	$	$

Revenues
Canada	–	–	–	11	–	11
United States	49,289	–	4,730	–	–	54,019

	49,289	–	4,730	11	–	54,030
Operating costs and expenses Telecommunication costs	35,546	–	–	–	–	35,546
Income producing properties	–	–	–	–	–	–
Selling, general and administrative	20,558	–	8,922	–	14,870	44,350
Research and development	–	–	2,162	–	–	2,162
Provision for doubtful accounts	839	–	–	–	–	839
Depreciation and amortization	2,286	–	5,072	3	1,488	8,849

Operating income/(loss) before undernoted items	(9,940)	–	(11,426)	8	(16,358)	(37,716)
Gains and other income:
Short-term investments	–	–	–	–	42,760	42,760
Portfolio investments	–	–	–	–	64	64
Sale of subsidiary	–	–	589	–	–	589
Retirement of debt	–	–	1,093	–	–	1,093
Impairments and other losses:
Short-term investments	–	–	–	–	(1,957)	(1,957)
Portfolio investments	–	–	–	–	(19,340)	(19,340)
Equity interests in significantly influenced companies	–	–	–	–	(5,582)	(5,582)
Interest income	–	–	81	–	2,564	2,645
Interest expense	(383)	–	(476)	(3)	(1,655)	(2,517)

Segment earnings (loss)	(10,323)	–	(10,139)	5	496	(19,961)

Segment assets as of December 31
Canada	–	–	–	2,433	818	3,251
United States	12,470	–	13,133	–	2,105	27,708

	12,470	–	13,133	2,433	2,923	30,959

Capital expenditures	1,117	–	–	–	46	1,163
Other significant non-cash items:
Amortization of deferred revenue	–	–	(3,197)	–	–	(3,197)
Future income taxes	–	–	–	–	19,154	19,154
Accretion of liability component of debentures payable	–	–	–	–	528	528

19 TRANSACTIONS WITH I-LINK

On October 15, 2002 the Company and I-Link, entered into an Amended and Restated Debt Restructuring agreement (“Amended Agreement”), which amended a July 25, 2002 Agreement. The Amended Agreement was approved by the I-Link board of directors on October 29, 2002. Closing of the Amended Agreement is to take place within three days after obtaining shareholder approval of an amendment to I-Link’s articles of incorporation, which is expected to occur in the second quarter of 2003. The principal terms of the Amended Agreement are that principal and accrued interest of $26,591 (as at October 15, 2002) owed by I-Link to the Company will be

F-41 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

exchanged into common stock of I-Link at $0.18864 per share (representing the average closing price of I-Link’s common stock during May 2002). This will result in the issuance of 140,962,770 shares of I-Link common stock upon closing, and the Company’s equity position increasing to 85.0%.
   The Company has made a commitment to fund I-Link as required until April 30, 2004, through long-term inter-company advances or equity contributions. The Company will reimburse I-Link for all costs, fees and expenses, in connection with the Agreement and Amended Agreement, including Special Committee costs and costs related to obtaining shareholder approval of its articles of incorporation.

20 ADDITIONAL LOSS PER SHARE DISCLOSURES

The following is a reconciliation of the numerators and denominators used in computing basic and diluted loss per share.

Basic and diluted loss per share:	2002	2001	2000

Numerator:
Loss from continuing operations	(6,478)	(38,324)	(7,791)
Accretion of equity component of debenture payable	(3,029)	(3,159)	(3,017)

Loss available to common shareholders – continuing operations	(9,507)	(41,483)	(10,808)

Loss from discontinued operations	(18,949)	(23,889)	(37,642)

Denominator:
Weighted average common shares outstanding (000’s)	22,195	23,030	24,860

Basic and diluted loss per share from continuing operations	(0.43)	(1.80)	(0.43)

Basic and diluted loss per share from discontinued operations	(0.85)	(1.04)	(1.52)

Basic and diluted loss per share	(1.28)	(2.84)	(1.95)

For the years ended December 31, 2002, 2001 and 2000, the Company excluded potential common share equivalents, incremental shares from stock options and shares issuable upon conversion of convertible debentures, from the loss per share calculation as they were anti-dilutive.

21 CONSOLIDATED STATEMENTS OF CASH FLOWS INFORMATION

Supplementary information with respect to the consolidated statements of cash flows is as follows:

	2002	2001	2000
	$	$	$

Cash paid (received) during the period:
Interest	5,401	5,564	4,122
Income tax	(334)	(541)	(1,308)
Non-cash investing and financing activities:
Equipment acquired under capital lease	–	9,535	–
Communications shares acquired on exchange of investment	–	11,908	–
Mortgages and loans assumed on acquisition of income producing properties	20,007	1,700	–
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  F-42

22	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The following adjustments would be required in order to present the consolidated statements of operations in accordance with U.S. GAAP:

		Year ended December 31,

		2002	2001	2000
	Notes	$	$	$

Loss from continuing operations – Canadian GAAP		(6,478)	(38,324)	(7,791)
Market value adjustment on trading securities – net	(a)	(23,481)	(18,417)	42,417
Depreciation of income producing properties	(b)	(250)	–	–
Future income taxes		8,688	5,666	(15,179)
Revenue from income producing properties	(c)	61	–	–
Interest on equity portion of convertible debentures	(d)	(2,277)	(2,339)	(2,268)
Allocation of corporate costs to discontinued operations	(e)	–	–	512
Gain on retirement of subsidiary debt		–	(1,093)	–

Earnings (loss) from continuing operations – U.S. GAAP		(23,737)	(54,507)	17,691

Loss from discontinued operations – Canadian GAAP		(18,949)	(23,889)	(37,642)
Transitional impairment amount of goodwill	(e)	(1,000)	–	–
Long-term care facilities:	(e)
Depreciation		(904)	(1,052)	(1,175)
Gain adjustment as a result of amortization methods		–	3,002	–
Interest on financing obligation		(1,694)	(1,742)	(1,912)
Adjustment to lease expense on long-term care facilities		3,248	2,697	2,866
Allocation of corporate costs to discontinued operations		–	–	(512)

Loss from discontinued operations – U.S. GAAP		(19,299)	(20,984)	(38,375)

Earnings from extraordinary items – Canadian GAAP
Gain on retirement of convertible debentures	(f)	63	2,019	491
Gain on retirement of subsidiary debt		–	1,093	–

Earnings from extraordinary items – U.S. GAAP		63	3,112	491

Net loss – U.S. GAAP		(42,973)	(72,379)	(20,193)
Other comprehensive income items	(g)	(37)	793	(8,442)

Comprehensive Income (loss)		(43,010)	(71,586)	(28,635)

Net loss per share – U.S. GAAP		(1.94)	(3.14)	(0.81)

F-43 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   The following adjustments would be required in order to present the consolidated statements of shareholders’ equity in accordance with U.S. GAAP:

		2002	2001
	Notes	$	$

Shareholders’ equity – Canadian GAAP		8,388	35,494
Share purchase loans	(h)	(5,873)	(5,680)
Convertible debentures classified as debt	(d)	(40,046)	(37,960)
Sale of long-term care facilities as a financing obligation	(e)	(16,566)	(19,599)
Unrealized gains on short-term investments net of tax of $588 (2001 – $8,003)	(a)	1,003	17,646
Difference in depreciation method	(e)	(7,790)	(7,199)
Transitional impairment amount of goodwill not charged to equity	(e)	–	1,000
Deferred financing costs on convertible debentures	(d)	546	546
Difference in method of revenue recognition for income producing properties	(c)	(61)	–

Shareholders’ equity – U.S. GAAP		(60,399)	(15,752)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  F-44

   The following is a restatement of balance sheet categories to reflect the application of U.S. GAAP:

	2002	2001
	$	$

Assets
CURRENT ASSETS
Cash and cash equivalents	9,004	23,066
Marketable securities – available for sale	4,662	34,581
Accounts receivable	22,184	19,376
Income taxes recoverable	3,329	2,202
Future income tax assets	274	970
Prepaid expenses and deposits	7,537	5,361
Assets of discontinued operations	2,289	10,574

	49,279	96,130
LONG-TERM ASSETS
Income producing properties	34,669	2,081
Properties under development	3,063	352
Loans receivable	600	1,025
Portfolio investments	4,420	4,219
Property, plant and equipment	12,657	15,393
Intangible assets	9,318	9,699
Assets of discontinued operations	22,709	31,866
Goodwill	–	3,434

	136,715	164,199

Liabilities
CURRENT LIABILITIES
Accounts payable and accrued liabilities	29,940	31,454
Current portion of deferred revenue	1,019	1,218
Revolving credit facility	9,086	6,996
Current portion of mortgages and loans payable	3,630	2,302
Current portion of capital leases	2,714	3,034
Convertible debentures payable	42,561	–
Liabilities of discontinued operations	8,517	10,823

	97,467	55,827
LONG-TERM LIABILITIES
Mortgages and loans payable	22,528	3,848
Capital leases	4,146	6,986
Convertible debentures payable	–	42,761
Future income tax liabilities	35,422	31,285
Liabilities of discontinued operations	37,551	39,244

	197,114	179,951
Shareholders’ Equity
Capital stock	89,088	92,611
Additional paid-in capital	7,983	6,097
Accumulated comprehensive income	4,076	4,113
Accumulated deficit	(161,546)	(118,573)

	(60,399)	(15,752)

	136,715	164,199

F-45 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   Accumulated comprehensive income for the Company includes the cumulative unrealized gains or losses on securities available for sale and cumulative foreign currency translation adjustments. The effect on the Company’s results is as follows:

	2002	2001	2000
	$	$	$

Accumulated comprehensive income – beginning of year	4,113	3,320	11,762

Unrealized gains (losses) on available for sale securities	196	(411)	(6,872)
Reclassification adjustments for gains on sale for available for sale securities	–	–	(2,306)
Foreign currency translation	(233)	1,204	736

Other comprehensive income items	(37)	793	(8,442)

Accumulated comprehensive income – end of year	4,076	4,113	3,320

The composition of accumulated comprehensive income is as follows:

	2002	2001	2000
	$	$	$

Unrealized gains (losses) on available for sale securities	–	(196)	215
Cumulative foreign currency translation account	4,076	4,309	3,105

Accumulated comprehensive income – end of year	4,076	4,113	3,320

Summary of accounting policy differences:

(a) Short-term investments

Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that available for sale securities (short-term investments) be carried at market value with unrealized gains and losses net of income taxes included in results of operations. As a result, under U.S. GAAP, net loss for the year would have increased $23,481 in 2002 (2001 – $18,417; 2000 – $(42,417)) as the gains on sale recorded for Canadian GAAP in the year had already been recognized for U.S. GAAP.

(b) Depreciation of income producing properties

Accounting Research Bulletin No. 43 requires that the Company depreciate income producing properties using the straight-line method. As a result, under U.S. GAAP, net loss for the year would have increased $250 in 2002 (2001 – $ nil; 2000 – $ nil) while income producing properties would have decreased by a corresponding amount.

(c) Revenue from income producing properties

U.S. GAAP requires the Company recognize rental revenue on a straight-line basis, whereby the known amount of cash to be received under a lease is recognized into income over the term of the respective lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreement is recorded as deferred rent. As a result, under

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  F-46

U.S. GAAP, net loss for the year would have decreased $61 in 2002 (2001 – $ nil; 2000 – $ nil) while deferred rent would have decreased by a corresponding amount.

(d)	Interest on equity portion of convertible debentures

Under Canadian GAAP, CICA HB Section 3860, Financial Instruments, requires the separate presentation of the debt and equity components of a debt instrument, when such a debt instrument can be settled by the issuance of capital stock and is convertible into equity of the Company by the issuer. Interest related to the equity component is charged to Shareholders’ equity through the accretion of equity component of debentures payable. Under Emerging Issues Task Force (“EITF”) 90-91, Convertible Bonds with Issuer Option to Settle for Cash upon Conversion, allocation of compound financial instruments is not acceptable. As a result, under U.S. GAAP, net loss for the year would have increased by $2,277 in 2002 (2001 – $2,339; 2000 – $2,268) while retained earnings would have decreased by a corresponding amount.

(e) Discontinued operations

The disposition of certain long-term care facilities by the Company in a previous year was recorded as a sale for Canadian GAAP purposes. This transaction is accounted for as a financing rather than a sale for U.S. GAAP purposes due to the Company’s continuing involvement in the properties.

   U.S. GAAP requires that the Company depreciate long-term care facilities using the straight-line method. As a result, under U.S. GAAP, net loss for the year would have decreased $904 in 2002 (2001 – $1,052; 2000 – $1,175) while assets from discontinued operations would have increased by a corresponding amount.
   EITF 87-24 does not permit the allocation of overhead to discontinued operations. As a result, under U.S. GAAP, earnings from continuing operations would have decreased $ nil in 2002 (2001 – $ nil; 2000 – $512) while earnings from discontinued operations would have increased by a corresponding amount.
   In 2001, the Company restated its previously reported consolidated financial statements with respect to U.S. GAAP to correct the accounting treatment for the disposition of certain long-term care facilities recorded in a previous year. The restatement of U.S. GAAP balances reduces the previously reported net loss for the year ended December 31, 2000 by $493; increases long-term assets as at December 31, 2000 by $10,068; increases current liabilities as at December 31, 2000 by $955; increases long-term liabilities as at December 31, 2000 by $29,522; and recognizes a credit balance of $3,105 in the cumulative foreign currency translation account as at December 31, 2000.

Goodwill and intangible assets

Commencing January 1, 2002, new generally accepted accounting principles in Canada and the United States, for intangible assets with an indefinite life and goodwill apply to the Company. Thus, U.S. GAAP pronouncement Statement of Financial Accounting Standards 142, Goodwill and Other Intangible Assets (“FAS 142”), requires the effect of adoption to be recorded as a change in accounting principles, charged to earnings, in the period the change is effected. Under

F-47 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Canadian GAAP (note 2), the transitional amount is charged to retained earnings (CICA HB 3062).
   As of June 30, 2002, the Company completed the assessment of the quantitative impact of the transitional impairment test on its goodwill and other intangible assets. An impairment of $1,000 was determined relating to the impaired goodwill of SageBiopharma Inc.
   The table below discloses the pro-forma effect had the years ended December 31, 2001 and 2000 been subject to FAS 142:

	2002	2001	2000
	$	$	$

Earnings (loss) from continuing operations – U.S. GAAP	(23,737)	(54,507)	17,691
Goodwill amortization expense	–	(2,385)	(2,999)

Adjusted earnings (loss) from continuing operations – U.S. GAAP	(23,737)	(52,122)	20,690

Adjusted basic and diluted earnings (loss) per share from continuing operations	(1.07)	(2.26)	0.83

	2002	2001	2000
	$	$	$

Net loss as reported – U.S. GAAP	(42,973)	(72,104)	(20,193)
Goodwill amortization expense	–	(3,791)	(7,381)

Adjusted net loss	(42,973)	(68,313)	(12,812)

Adjusted basic and diluted net loss per share	(1.94)	(2.97)	(0.52)

(f) Extraordinary items

Under Canadian GAAP, CICA HB Section 3480, “Extraordinary Items” only permits items to be disclosed as extraordinary when they do not depend primarily on the decisions or determinations by management or owners. Accordingly, the Company has not reported any items as extraordinary.

   Statement of Financial Accounting Standards No. 4, (“SFAS 4”) requires that when the Company retires its convertible debentures for less than face value, the gain is included in the determination of earnings as an extraordinary item. Under CICA HB 3860, Financial Instruments, the equity component is included in contributed surplus.
   As a result, under U.S. GAAP, earnings from extraordinary items would have increased by $63 in 2002 (2001 – $2,019; 2000 – $491) while contributed surplus would have decreased by a corresponding amount.
   The Company also realized a gain on the retirement of subsidiary debt in 2001.

(g) Comprehensive income

Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that available for sale securities, which include any security for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS F-48

which the Company has no immediate plans to sell but which may be sold in the future (portfolio investments), be carried at market value based on quoted market prices. Realized gains and losses, net of income taxes, including declines in value judged to be non-temporary are included in the determination of earnings. Unrealized gains and losses are recorded, net of income taxes, as a separate component of comprehensive income.
   Under Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, all changes in shareholders’ equity other than transactions with shareholders are included in comprehensive loss regardless of whether they are considered to be results of operations for the period.
   Under U.S. GAAP, changes in the cumulative translation account are included in other comprehensive income. Under Canadian GAAP, there is no concept of comprehensive income.

(h) Share purchase loans

EITF 85-1, Classifying Notes Received for Capital Stock, requires that employee share purchase loans be presented as a deduction from capital stock. As a result, under U.S. GAAP, capital stock would have decreased $5,873 in 2002 (2001 – $5,680; 2000 – $2,595) while loans receivable would have decreased by a corresponding amount.

(i) Stock-based compensation

Under Canadian GAAP, compensation cost is not recorded for stock-based compensation to employees. Under U.S. GAAP, the Company follows the intrinsic value method to measure stock-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and its interpretations. Under the intrinsic value method, the compensation cost would be measured as the difference, if any, between the fair value of the underlying stock on the date of grant and the exercise price of the option. For the years ended December 31, 2002, 2001 and 2000, no compensation costs resulted under U.S. GAAP.

   As the Company has elected to use the intrinsic value method, the following fair value disclosures are required under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”). Had compensation cost for the employee stock option plans been determined based upon fair value at the grant date for awards under this plan consistent with the methodology prescribed under SFAS 123, the Company’s net loss and net loss per share would have changed to the pro forma amounts indicated below:

	2002	2001	2000
	$	$	$

Net loss – U.S. GAAP	(42,973)	(72,104)	(20,193)
Adjustments for SFAS 123	(1,995)	(4,249)	(580)

Pro forma net loss for the year	(44,968)	(76,353)	(20,773)

Pro forma net loss per share	(2.03)	(3.32)	(0.84)

F-49 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   The Company plans to grant additional stock options each year. As a result, the above pro forma adjustments for SFAS 123 are not likely to be representative of the effects on reported net loss for future years.

(j)	Impact of recently issued accounting pronouncements

Under the U.S. Securities and Exchange Commission Staff Accounting Bulletin 74 (“SAB 74”), the Company is required to disclose information related to new accounting standards that have not yet been adopted.

   In April 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 is effective for fiscal years beginning on or after May 15, 2002. SFAS 145 will eliminate SFAS 4. SFAS 4 requires the presentation of debt extinguishment as an extraordinary item. Gains from debt extinguishment will now be reported by the Company in the results of continuing and discontinued operations. The impact for the year ended December 31, 2002 would be to decrease earnings from extraordinary items by $63 (2001 – $3,112; 2000 – $491) and increase earnings from discontinued operations by a corresponding amount.
   In June 2002, FASB issued No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 will be effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between SFAS 146 and EITF No. 94-3 relates to the requirements for recognition of a liability. SFAS requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previously, EITF No. 94-3 required the recognition of liabilities at the date of an entity’s commitment to an exit plan. The Company has not yet determined the impact, if any, of adopting SFAS 146.
   On August 15, 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. SFAS 143 is effective January 1, 2003 and is not expected to have a material impact on the Company’s results of operations or financial condition.
   In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. All provisions of SFAS 144 were adopted on January 1, 2002 for U.S. GAAP reporting purposes and did have an impact on the Company’s results of operations and financial position.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  F-50

EXHIBIT B

COUNSEL CORPORATION
CODE OF CONDUCT
(all amounts shown in absolute dollars)

     Counsel Corporation, and its subsidiaries (collectively referred to as “Counsel” or the “Company”) are committed to conducting the Company’s business in accordance with all applicable federal, provincial, state and local laws, honesty in our business dealings, prudent use of our assets and resources, sound growth and achievement of business objectives and fair treatment of our employees. We are committed to achieving and maintaining the highest level of integrity and ethics in our dealings with our employees, customers, suppliers, shareholders and the public. For the purposes of these business and ethical conduct standards (“Standards”), the Company considers its officers, directors, employees, agents and consultants to be “Employees” and each an “Employee.”

     As Employees we are responsible for fully implementing the business practices and corporate policies of Counsel. These Standards are presented to govern the conduct of all our Employees. The Standards are directed to all Counsel Employees as well as our business alliance partners.

CONFLICTS OF INTEREST

     It is very important that every Employee avoid any situation which involves a conflict with his/her duty to the Company and the interests of the Company and its shareholders. We expect our Employees to exercise good judgment, honesty and high ethical standards at all times. Adherence to these Standards should prevent the occurrence of conflicts of interest. Employees should be particularly sensitive to possible conflicts with suppliers, brokers or any vendors which could arise from engaging in business dealings with, or accepting gifts or compensation from, others. If the Employee is in doubt, the Corporate Secretary should be consulted. The Corporate Secretary and the Chairman of the Audit Committee of the Board of Directors are identified in the Key Contact Section, attached as Schedule A to this Code of Conduct. Should questions arise regarding the appropriate handling of your responsibilities under this Code of Conduct, please contact either of these persons; and, definitely, contact the Chairman of the Audit Committee if and whenever you have concerns about the prompt and responsive handling of any matter of concern to you.

     Playing “favorites” or having conflicts of interest, in practice or appearance, runs counter to the fair treatment to which we are all entitled. Each Employee should avoid any relationship, influence or activity that might impair, or have the appearance of impairing, his/her ability to make objective and fair decisions when performing his/her job. Conflict of interest laws and regulations must be fully and carefully observed. When in doubt, review Company policies and procedures, and share the facts of the situation with the Corporate Secretary.

     Here are some ways a conflict of interest could arise:

•	Employment by a competitor or potential competitor, regardless of the nature of the employment, while employed by the Company.

•	Acceptance of gifts, cash or in kind, from those seeking to do business with the Company.

•	Placement of business with a firm owned or controlled by an Employee or his/her family.

•	Ownership of, or substantial interest in, a company which is a competitor of or a supplier to the Company.

•	Acting as a consultant to a Company customer or supplier without the Company’s express prior written approval. Approval is required for any Employee’s services as director, officer, employee, or consultant to any company which is a supplier or a customer having business dealings with Counsel.

     In order to preserve the Company’s reputation for honesty and integrity, the management of our Company must be advised of any matters which might be considered sensitive. Any such notification should be addressed to the Corporate Secretary. Each Employee has a duty to ensure that proprietary information relating to the Company or any entity or person with which the Company does business is not disclosed to anyone without proper authorization. Every Employee has a duty to keep proprietary documents protected and secure, particularly when dealing with suppliers, customers and competitors.

FINANCIAL REPORTING

     The Company’s senior financial officers (e.g., chief financial officer, controller, principal accounting officer and any person performing similar functions) as well as any person whose responsibilities include financial reporting duties (“Finance Personnel”) have a heightened obligation to perform their duties in a diligent, honest and ethical manner. This duty of honesty extends to the full, fair, accurate, timely and understandable disclosure of information relating to the Company’s financial condition and results of operation in its periodic reports and compliance with all applicable government rules and regulations. The primary responsibility for financial reporting, internal control, and compliance with laws, regulations, and ethics rests with executive management.

     If Finance Personnel discover, or have reason to believe, that there is an actual or potential conflict of interest between their personal and professional relationships, they must report this information in a prompt fashion to the Corporate Secretary or the Company’s Audit Committee. Examples of information which should be reported include but are not limited to: (i) internal control deficiencies such as failure to conduct quarterly reviews of those controls, or control overrides (such as situations in which Company officials responsible for a certain function have avoided performing such function or their decisions are overridden); (ii) fraud by management or by Employees with significant roles in financial reporting or internal controls (regardless of materiality); (iii) utilization of proprietary Company information by Company and non-Company personnel for the benefit of persons or entities other than the Company; and (iv) provision of non-auditing services by the Company’s auditors without the prior consent of the Company’s Audit Committee.

     The Company’s Audit Committee has important oversight responsibilities that relate to the Company’s financial reporting, internal controls, compliance with applicable laws and regulations and Company ethics. In this capacity, the Audit Committee has the power to authorize investigations that are within the scope of its responsibilities, including conducting interviews or discussions with Employees and other persons whose views may be helpful to them. In its oversight capacity, the Audit Committee also monitors internal control processes by reviewing reports issued by external auditors and other information to gain reasonable assurance that the Company is in compliance with pertinent laws and regulations, is conducting its affairs ethically, and is maintaining effective controls against conflict of interest and fraud. If you have any concerns regarding the Company’s financial reporting, internal controls, compliance with applicable laws and regulations and compliance of Company Employees with this Code of Conduct, you should contact the Corporate Secretary or the Chairman of the Audit Committee directly.

GIFTS, GRATUITIES AND ENTERTAINMENT

Customer and Supplier (including Governmental) Personnel

     The purchase of supplies, materials and services from vendors, suppliers and subcontractors must be accomplished in a fair and non-discriminatory process based solely on quality, performance, price and customer criteria (in cases where purchases are made for customers).

     Counsel specifically prohibits offering, attempting to give, soliciting or receiving any form of bribe or kickback. These are criminal acts. Since the mere receipt of a request to engage in such activity may be a reportable event under the law, all Employees should immediately seek advice from the Corporate Secretary if any such request is received. Similarly, any dealings with affiliated persons of the Company or of any officer of the Company must be reviewed by the Corporate Secretary.

     Furnishing meals, refreshments, modest gifts/honorariums (see below) and entertainment in conjunction with business discussions is a commonly accepted business practice. Counsel permits its Employees, within reason, to engage in such practices. The furnishing of meals, refreshments or entertainment and the making of modest gifts/honorariums, however, should not violate good common sense and the standards of conduct of the recipient’s organization, and must be consistent with past practices and standards established from time to time by the Company.

     Employees who make, and supervisors who approve, expenditures for meals, refreshments or entertainment, must use discretion and care to ensure that such expenditures are in the proper course of business and cannot reasonably be construed as bribes or improper inducements.

     Modest gifts/honorariums should only be given in order to commemorate a specific holiday or special event. In no event should the value of such individual items exceed $150.00 without the prior approval of the Corporate Secretary or Chief Financial Officer. Detailed records of all such gifts and their business purpose should be maintained for at least three years. Employees should at all times be mindful of the need to avoid the appearance of gift giving for the purpose of inducing favorable treatment.

     Employees may accept meals, refreshments or entertainment in connection with business discussions, provided, that they are not excessive as to cost or frequency. It is the personal responsibility of every Employee to ensure that his/her acceptance of such meals, refreshments or entertainment is within prevailing Company Standards and could not reasonably be construed as an attempt by the offering party to secure favorable treatment or create an appearance of impropriety.

     Employees may not accept gifts, including travel and accommodations, which have a retail or exchange value of $150.00 or more from an individual or firm doing or seeking to do business with the Company. Exceptions may be granted on an individual basis; however, Employees must immediately report the gift to their supervisor and the Corporate Secretary and request a waiver of this rule.

     In any circumstance where an Employee is offered meals, refreshments, entertainment or gifts and the offering may create an appearance of impropriety, regardless of the value thereof, the Employee should disclose the offering to his/her supervisor and the Corporate Secretary in writing.

     Except for loans by recognized banks and financial institutions which are available generally at market rates and terms, no Employee or member of his/her family may accept any loan, guarantee of loan or payment from an individual or firm doing or seeking to do business with Counsel; nor is it permissible to accept any service, accommodation or travel of any value whatsoever, unless the primary purpose of such is the performance of the Company’s business.

Gifts or Payments to Foreign Officials

     Counsel will scrupulously adhere to the letter and spirit of the U.S. Foreign Corrupt Practices Act, which prohibits, among other things, giving money or items of value to a foreign official or instrumentality for the purpose of influencing a foreign government. The Act further prohibits giving money or items of value to any person or firm, such as a consultant or marketing representative, when there is a reason to believe that it will be passed on to a foreign government official for this purpose. All questions concerning compliance with the Foreign Corrupt Practices Act should be referred to the Corporate Secretary.

Gifts or Payments in General

•	All approved expenditures for meals, refreshments and entertainment must be fully documented and recorded on the books of the Company in strict compliance with established policies and procedures.

•	Employees are required to report to their supervisors any instance in which they are offered money, gifts which have retail or exchange value of $150.00 or more or anything else of value by a supplier or prospective supplier to Counsel.

•	Laws and regulations pertaining to entertainment, gifts and payments may be and are complicated. Questions regarding interpretations of specific policies should be submitted to the Corporate Secretary.

POLITICAL CONTRIBUTIONS

     The Company may not make any remuneration of money or offer to do so directly or indirectly to any government official or politician in Canada, the United States or abroad for the purpose of influencing such official’s or politician’s actions. Our Employees are expected not to use Company funds or facilities or services for any political purpose in contravention of this policy.

     This policy shall not apply to purely individual contributions by Employees. However, the use of Company funds to fund an Employee contribution, or the reimbursement of an Employee contribution is strictly prohibited.

ANTITRUST

     The antitrust laws of Canada and the United States are calculated to promote free and open competition. It is incumbent upon Employees to seek guidance and instructions from supervisors, and if necessary, from the Corporate Secretary whenever any questions relating to their compliance with those laws and regulations arise. All Employees are expected to conduct themselves in a manner designed to promote the Company’s compliance with the antitrust laws, and no Employee shall discuss with any competitor: prices or terms of sale; division of territories or markets; allocation of customers; or boycotts of customers or suppliers.

INTEGRITY OF COMPANY RECORDS

Financial Information and Records

     It is Company policy to comply with accepted accounting rules and controls at all times. All Company records must accurately reflect the transactions they record. In particular, this policy requires the following:

•	No undisclosed or unrecorded fund or asset of the Company shall be established for any purpose;

•	No false or misleading entries shall be made in the books or records of the Company for any reason and no Employee shall assist in any arrangement that results in any such entry;

•	No payment or expenditure of the Company shall be approved without adequate supporting documentation or made with intention or understanding that any Party of such payment or expenditure is to be used, directly or indirectly, for any purpose other than that expressly described by the supporting documentation;

•	Any Employee having information concerning any unrecorded fund or asset or any prohibited act shall promptly report such matter to the Corporate Secretary;

•	Medical claims of Employees contain confidential information. Such claims shall be treated in a manner to retain that confidentiality and in a manner consistent with Company policy and procedures; and

•	The Company’s internal and outside accountants must maintain all audit and review work product for five (5) years from the end of the applicable fiscal period.

     To ensure that public companies such as Counsel disclose complete and accurate financial information in their periodic reports, U.S. federal securities law requires the Company’s CEO and CFO to certify that: (i) they have reviewed each periodic report; (ii) based on their knowledge, there are no materially false statements or material omissions in the subject periodic report; (iii) the report fairly presents the issuer’s financial condition and results of operations; (iv) the signing officers are responsible for establishing and maintaining effective internal controls and have evaluated the effectiveness of those controls within 90 days of the date of the report; (v) they have presented their conclusions about the effectiveness of the controls in the subject report; (vi) they have disclosed control deficiencies and any fraud by management or Employees with a significant role in internal controls (regardless of materiality) to the auditors and the Audit Committee; and (vii) they have disclosed any material weaknesses in internal controls to the Company’s auditors. It is anticipated that additional requirements may be promulgated in the near future.

In addition, every Employee should be aware that:

•	It is a crime, punishable by imprisonment of up to ten (10) years, to knowingly and willfully violate Sarbanes-Oxley Act of 2002 provisions regarding retention of corporate audit records;

•	It is a crime, punishable by imprisonment of up to twenty (20) years, to knowingly alter, destroy, conceal, etc. records or documents with the intent to impede, obstruct, or influence a federal government investigation or case filed in bankruptcy, or in relation to or contemplation of any such matter or case;

•	It is a crime, punishable by imprisonment of up to twenty (20) years, to “corruptly” alter, destroy, mutilate, or conceal records or documents with the intent to impair their integrity or availability in an official proceeding; or to otherwise obstruct, influence, or impede a proceeding (or attempt to do so);

•	It is a crime, punishable by imprisonment of up to ten (10) years, to knowingly, with the intent to retaliate, take any action harmful to a person for providing to a law enforcement officer any truthful information relating to the commission or possible commission of any federal offense.

You should contact the Corporate Secretary should you have any question regarding the foregoing discussion.

Personnel Records

     Personnel records are treated as confidential by the Company, unless otherwise required by law or permission to disclose their contents is given by an Employee. Notwithstanding the foregoing, the Company will confirm length of service and position held (and pay rate, when written permission is given by the Employee) when contacted by a prospective lender to an Employee or by a prospective employer after an Employee’s separation from the Company.

Information to Customers

     It is our Company policy to provide technical information which is as accurate as possible in order to properly guide our own Employees and customers in the sales and use of our products and services. No false or inaccurate data shall knowingly be recorded or used by any Employee. Any Employee having information concerning any such false data being recorded or used shall promptly report such a situation to the Corporate Secretary.

Computer Usage/Software Licensing

     It is our Company policy to restrict access to computer databases and electronic mail communications systems to authorized users for business and business-related purposes only. It is the Company policy to maintain compliance with software licensing requirements of our suppliers and vendors.

SECURITIES TRADES BY COMPANY PERSONNEL

Reasons for this Policy

     Federal and provincial securities regulators are vigorously pursuing violations of insider trading laws. Recent legislation has increased the penalties for insider trading and put the onus on companies for violations by their personnel. These policies and procedures covering securities trades by Counsel personnel will help protect the Company and its personnel from potentially severe consequences.

     This Code of Conduct establishes policies for securities trading for all personnel and also sets forth compliance guidelines for officers and directors to whom special reporting obligations apply. It is intended to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company. It is everyone’s responsibility to maintain the Company’s reputation for integrity and ethical conduct.

The Consequences

     The consequences of insider trading violations can be severe. Penalties under U.S. law (which is more stringent than Canadian law) include:

     For individuals who trade on insider information (or tip information to others):

•	A civil penalty of up to three times the profit gained or loss avoided;

•	A criminal fine (no matter how small the profit) of up to $1 million; and

•	A jail term of up to ten years.

     For companies (and possibly any supervisory persons) that fail to take appropriate steps to prevent illegal trading:

•	A civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the Employee’s violation; and

•	A criminal penalty of up to $2.5 million.

     In addition, the U.S. Securities Enforcement Remedies and Penny Stock Reform Act of 1990 provides the Securities and Exchange Commission (the “SEC”) with greater enforcement powers, including the ability to go to court and seek significant fines for securities law violations (ranging up to $100,000 for individuals and $500,000 for companies per violation) and to seek its own cease and desist orders in an SEC administrative hearing.

     Moreover, if an employee violates the Company’s insider trading policy, he or she may be subject to Company-imposed sanctions, including dismissal for cause.

Counsel Corporation Policy

     If a director, officer or any other employee has material non-public information relating to the Company, neither that person nor any related person may buy or sell securities of the Company or engage in any other action to take advantage of that information or pass it on to others. This policy also applies to information relating to any other company, including our customers, suppliers or vendors and those with which the Company may be negotiating major transactions, obtained in the course of employment and to trading in the shares of such a customer or supplier. Information that is not material to the Company may nevertheless be material to one of these other companies.

     Transactions that may appear justifiable for independent reasons (such as the need to raise money for an emergency) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

     Material Information. Material information is any information that a reasonable investor would consider important in a decision to buy, hold or sell stock. In short, any information that could reasonably affect the price of stock should be considered material.

     Examples. Information that will likely be regarded as material includes: annual or quarterly financial results; projections of future earnings or losses; a significant change in earnings or earnings projections; news of a proposed merger, acquisition or tender offer; news of a significant purchase or sale of assets or the purchase or disposition of a division or subsidiary; changes in dividend policies or the declaration of a stock split or the offering of additional securities; changes in management; significant new products; impending bankruptcy or financial or liquidity problems; major litigation or regulatory sanctions; and the gain or loss of a substantial customer or supplier. Either positive or negative information may be material.

     Benefit of Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be reviewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.

     Transactions By Family Members. The very same restrictions apply to your family members and others living in your household. You are responsible for their compliance.

     Tipping Information to Others. Whether the information is proprietary information about our Company or information that could affect our stock price, employees must never pass such information on to others. The above penalties may apply regardless of whether or not you derive any benefit from another’s actions. For example, the SEC has imposed a $470,000 penalty on a tipper even though he did not profit from his tippee’s trading.

     Posting material, nonpublic information, or making statements or recommendations based on this information, on any Internet Website, electronic bulletin board, Internet message board, Internet chat room, or other similar form of electronic communication, can also constitute tipping under the securities laws. Because of the high potential for improper or premature disclosure of material, nonpublic information posed by these activities and the resulting liability under the securities laws for the Employee and the Company, Employees may not post any information about the Company, its business plans, its employees or directors, or its customers, suppliers or vendors, nor engage in any discussions with other parties about the Company, its business plans, its employees or directors, or its customers, suppliers or vendors, on any of these forums. Furthermore, employees should notify the Company’s Corporate Secretary if they are aware of such activities by any other employee.

     When Information Becomes Public. It is also improper for an Employee to enter a trade immediately after the Company has made a public announcement of material information, including earnings releases. Because the Company’s stockholders and the investing public should be afforded the time to receive the information and act upon it, as a general rule you should not engage in any transactions involving Company shares until one full business day after such information has been released. Thus, if an announcement is made after the market closes on a Monday, Wednesday generally would be the first day on which you should trade. If an announcement is made before the market opens on a Friday, Monday would be the first day.

     Period of No Securities Transactions. To minimize the risk of liability on the part of the Company and its personnel for violations of the foregoing insider trading restrictions, the Company has established a period relating to the Company’s earnings during which the Company’s directors, officers, senior executives, and certain other employees should not buy or sell Company shares under any circumstances. The quiet period begins on the last day of the last month of the quarter and extends until the end of the first full business day following the public release of the Company’s financial results for that quarter.

     Method of Preserving Confidentiality. Employees of the Company should not discuss inside information in public places where it can be overheard such as elevators, restaurants, taxis and airplanes. Such information should be divulged only to persons having a need to know it in order to carry out their job responsibilities. To avoid even the appearance of impropriety, Employees should refrain from providing any advice or making recommendations regarding the purchase or sale of the Company’s shares. Use particular caution when receiving inquiries from securities analysts, companies in the same business as the Company and members of the press. All such inquiries should be handled by offering no comment on the matter and by referring the inquirer to the Company’s investor relations area of its website or the Corporate Secretary.

Additional Prohibited Transactions

     Because we believe it is improper and inappropriate for any Company personnel to engage in short-term or speculative transactions involving Company stock, Employees should not engage in any of the following activities with respect to securities of the Company:

     1.     Trading in Securities on a Short-Term Basis. Any Company shares purchased by any personnel in the open market must be held for a minimum of six months and ideally longer, unless (in the case of employees who are not officers or directors) the sale results from personal emergency and the holding period is waived by the Company’s Corporate Secretary.

     2.     Short Sales.

     3.     Buying or Selling Puts or Calls.

Company Assistance

     Any person who has any questions about specific transactions may obtain additional guidance from the Company’s Corporate Secretary. Remember, however, the ultimate responsibility for adhering to this Code of Conduct and avoiding improper transactions rests with you.

Special Guidelines for Directors and Officers

     To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where an officer engages in a trade while unaware of a pending major development), we are implementing the following procedure:

     All transactions in Company stock (acquisitions, dispositions, transfers, etc.) by directors and officers must be pre-cleared by the Company’s Corporate Secretary. If you contemplate a transaction, you should contact the Corporate Secretary in advance.

Consequences of Violation

     Any employee who violates this Policy Statement is subject to possible suspension or discharge. Any employee who assists in, or knowingly fails to report, a violation of this Policy Statement is also subject to suspension, discharge or other appropriate action. Any employee who suspects a violation of this Policy Statement should inform the Corporate Secretary or the Chairman of the Board of the Company (anonymously if desired).

EXCEPTIONS TO THE CODE OF CONDUCT

     The Corporate Secretary may make exceptions on a case-by-case basis of this Code upon a determination that the conduct at issue involves a negligible opportunity for abuse or otherwise merits an exemption from the Standards set forth herein. All such exceptions must be received in writing by the person requesting the exemption before becoming effective.

* * * * *

SUPERVISORY PROCEDURES

     The role of the Corporate Secretary is critical to the implementation and maintenance of this Code of Conduct. Supervisory Procedures can be divided into two classifications: (i) prevention of violations of law; and (ii) the preservation of systems necessary to assure the integrity of the Company’s financial reporting.

Prevention of Violations of Law

To prevent insider trading, the Corporate Secretary should:

•	provide, on a regular basis, a program to familiarize Employees with the Company’s policy and procedures, including the furnishing of this Code of Conduct to all Employees and to each new Employee upon commencement of employment;

•	answer questions regarding the Code of Conduct;

•	resolve issues of whether information received by an Employee of the Company is material and non-public;

•	review, with the assistance of the Company’s legal counsel, on a regular basis and update as necessary the Code of Conduct;

•	when it has been determined that an Employee of the Company has Material Non-Public Information, implement measures to prevent dissemination of such information, and if necessary, restrict Employees from trading the affected securities; and

•	promptly review, and either approve or disapprove, in writing, each request of an Employee for clearance to trade in specified securities.

Detection of Insider Trading

     To detect insider trading, the Corporate Secretary should:

•	review the trading activity reports and beneficial ownership disclosure, as filed by each officer and director;

•	maintain regular communication with and be available to answer questions from Employees of the Company who are contemplating securities transactions; and

•	coordinate the review of such reports with other appropriate officers or directors of the Company.

Special Reports to Management

     Upon learning of a potential violation of the Code of Conduct, the Corporate Secretary should promptly prepare a written report to management and the Audit Committee providing full details and recommendations for further action.

ACKNOWLEDGMENT

     We will expect every Employee requested to do so to submit a letter affirming the knowledge and understanding of this Code of Conduct and to disclose any transactions where it might appear to an outsider that any of these policies have not been observed.

CORPORATE SECRETARY

     Employees who discover violations of Company policies are encouraged to report the violations immediately to the Corporate Secretary and to the Chairman of the Audit Committee. The Corporate Secretary will be responsible for providing information about the Company’s position on ethical issues, for responding to inquiries about Employee conduct, and for considering disciplinary action which may be taken against any persons found in violation of these Standards.

ACKNOWLEDGMENT

To: Corporate Secretary

     I have read the Code of Conduct. I understand my responsibility to comply with the Code of Conduct and the process and consequences for dealing with violations thereof.

     If I have any questions or concerns regarding conduct that may raise concern under this Code of Conduct, I will immediately follow one of the procedures suggested in this policy and will notify the Corporate Secretary.

Signature

Print Your Name

Date

Job Title or Classification

Location

EXHIBIT C

LIST OF SUBSIDIARIES OF COUNSEL CORPORATION

1.	Counsel Capital Corporation, an Ontario corporation
2.	Counselcare, Ltd., a Delaware corporation
3.	Counsel Corporation (US), a Delaware corporation
4.	Stadtsub Holdings, Inc., a Delaware corporation
5.	Counsel Nursing Properties, Inc., a Delaware corporation
6.	Counsel LLC, a Delaware limited liability company
7.	Counsel Communications LLC, a Delaware limited liability company
8.	I-Link Incorporated, a Florida corporation
9.	I-Link Communications Inc., a Utah corporation
10.	Acceris Capital Corporation, a Delaware corporation
11.	Acceris Communications Technologies Inc., a Delaware corporation
12.	WorldxChange Corp., a Delaware corporation

C-1