Form 20-F/A
period 2002-12-31
COUNSEL CORP
filed 2003-10-10
CIK 939897

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM 20-F/A

REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of April 30, 2003 was 21,137,272 Common Shares. As of September 30, 2003, the number of outstanding shares of the issuer’s classes of capital or common stock was 20,408,172.

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

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3: KEY INFORMATION

A. SELECTED FINANCIAL DATA

Restatement:

Acceris Communications Partners, a division of I-Link Incorporated (“I-Link”), one of the Company’s subsidiaries, commenced the sale of a network service offering in November 2002 and ceased offering the service on July 23, 2003. Revenue from this network service offering was recorded as an element of telecommunication services. In the second quarter of 2003, I-Link determined that collectibility of the amounts billed to customers for this service was not reasonably determinable at the time of billing. Accordingly, I-Link has retroactively changed its method of accounting for revenues from this network service offering from the accrual method to recognition of revenue when actual cash collections to be retained by it are finalized. Under the agreement with the local exchange carrier, cash collections remitted to I-Link are subject to adjustment generally within two to four months. Associated with this change in the timing of revenue recognition, related commissions (included in selling, general and administrative expense) and related estimated bad debt expenses based upon the accrual method of accounting have been reversed. All other direct expenses such as telecommunications network expenses are expensed as incurred and totaled $1,994 in the fourth quarter of 2002. Commission expense will be recognized when amounts owing can be reasonably estimated. The effect of this change is to increase in the Company’s net loss for the fourth quarter and year ended December 31, 2002 by $3,504 or $0.16 per share. I-Link anticipates recognizing revenue from this program commencing in the second quarter, third quarter and fourth quarter of 2003.

The effect of this change is set out in the following table:

For the twelve months
ended
December 31, 2002

$
Net loss as originally reported	(25,427)
Reduction of telecommunication services revenue	(5,158)
Reduction of provision for doubtful accounts	332
Reduction of selling, general and administrative expenses	1,322

Net loss as restated	(28,931)

Net loss per share as originally reported	(1.28)

Net loss per share as restated	(1.44)

The effect on the balance sheet is as follows:

	Original		Restated
	December 31, 2002	Adjustment	December 31, 2002

	$	$	$
Accounts receivable	22,184	(4,827)	17,357
Accrued liabilities	22,215	(1,323)	20,892
Shareholders’ Equity	8,388	(3,504)	4,884

     The following table presents selected restated financial data for the Company for the years ended, or as at, December 31 indicated below. The Company’s reporting currency is the US dollar. This data is derived from the restated consolidated financial statements of the Company included in this annual report under Item 18, which are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and are reconciled to accounting principles generally accepted in the United States (“U.S. GAAP”) in note 23 of the Company’s restated consolidated financial statements. The restated selected financial data should be read in conjunction with the Company’s restated consolidated financial statements and notes thereto and the Company’s Operating and Financial Review and Prospects set forth under Item 5.

     The following selected historical financial Canadian GAAP data is presented for the four most recent financial years rather than the five most recent financial years because the financial data for continuing and discontinued operations for the earliest year cannot be provided on a restated basis without unreasonable effort or expense.

				restated (1)
	1999	2000	2001	2002

	$	$	$	$
Operating revenues	—	—	54,030	91,432
Loss from continuing operations	(88,253)	(7,791)	(38,324)	(9,982)
(Loss) earnings from discontinued operations	136,451	(37,642)	(23,889)	(18,949)
Net (loss) earnings	48,198	(45,433)	(62,213)	(28,931)
(Loss) earnings per common share-basic
From continuing operations	(3.47)	(0.43)	(1.80)	(0.59)
From discontinued operations	5.21	(1.52)	(1.04)	(0.85)
Net earnings (loss)	1.74	(1.95)	(2.84)	(1.44)
(Loss) earnings per common share-diluted
From continuing operations	(3.47)	(0.43)	(1.80)	(0.59)
From discontinued operations	5.21	(1.52)	(1.04)	(0.85)
Net earnings (loss)	1.74	(1.95)	(2.84)	(1.44)
Total assets	278,890	228,863	142,322	134,713
Net assets	156,725	104,503	35,494	4,884
Capital stock	116,251	109,452	102,852	99,434
Number of shares (in thousands)	25,533	23,937	22,493	21,745
Dividends declared per share	1.01	0.07	—	—

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. Please see note 2 to the restated consolidated financial statements.

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

     Counsel received notice on September 29, 2003 of an application made by Amaranth L.L.C. (a private investment fund) seeking an Ontario, Canada court order to restrain Counsel Corporation from satisfying its obligation to pay the aggregate principal amount payable to the holders of its outstanding 6% convertible debentures (the “Debentures”) due on October 31, 2003 by issuing shares in accordance with the Trust Indenture. The application seeks an order of the court declaring the Notice to be invalid and of no effect. Counsel believes the Amaranth application is opportunistic and without merit and intends to defend the application vigorously.

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

Further details of material acquisitions and dispositions may be found in notes 4 and 18 to the restated audited Consolidated Financial Statements for the year ended December 31, 2002.

B. BUSINESS OVERVIEW

     Counsel is a diversified company focused on acquiring and building businesses using its financial and operational expertise. Today Counsel operates active business primarily in the communications and real estate sectors.

     In 2002, 96.3% (2001 - 100%) of the Corporation’s revenues from continuing operations were generated by its communications segments. The communications sector has undergone a period of unprecedented dislocation and change over the past few years, creating opportunities perfectly suited to the Corporation’s value-added financial and operating skills. In addition, industry challenges have produced a number of well-valued acquisition candidates with which the Corporation can build its existing communications platform. As a result, management believes that the Corporation’s communications business presents a compelling proposition to create and increase value and has taken a number of steps to capitalize on these opportunities.

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

     Acceris Communications Partners is a combination of the WorldxChange assets acquired in June 2001 and the A&R business of RSL, which was acquired in December 2002. Acceris Communications Partners is a facilities-based provider of circuit-switched long distance telecommunication services to end users. Acceris Communications Partners, through WorldxChange, initially approached the market through a combination of direct mailings (primarily of a dial-around product that allows a customer to make a call from any phone by dialing a 10-10-XXX prefix) and multi-level marketing (“MLM”). In 2002, Acceris Communications Partners amended its channel strategy, de-emphasizing the direct mail channel and devoting its efforts to the agent channel. It is focused on two distinct agent channels: MLM and commercial agent. In addition, Acceris Communications Partners expanded its product offerings in 2002 to focus on 1+ switched (1+ is when a customer can pick up the phone and directly dial a long distance number by pushing 1- area code-phone number), dedicated circuits, and data. Further, the company began to offer a 1+ calling plan to its existing customer base in the dial around business (10-10-XXX prefix). This segment accounted for approximately 95% of the communications revenue from continuing operations in 2002 and is expected to be the largest contributor to revenue in 2003, but at a lesser percentage as Acceris Communications Solutions contributes a larger proportion. There were no customers in 2002 that accounted for over 10% of this segment’s revenues, which revenues were generated in the United States. Acceris Communications Partners commenced the sale of a network service offering in November 2002 and ceased offering the service on July 23, 2003. Revenue from this network service offering is recorded on an unencumbered cash basis of accounting.

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

     The following table illustrates the revenue and approximate percentage of total revenue recognized by the Company in each of its principal business categories included in continuing operations for each of the last three completed fiscal years:

Principal Business Category - Continuing Operations	Consolidated Revenues*

	Restated (1) 2002		2001		2000

	$	%	$	%	$	%
Acceris Communications Partners (telecommunications services and products)	83,705	91.5	49,289	91.2	—	—
Acceris Communications Solutions (voice and data solutions for enterprise customers)	1,547	1.7	—	—	—	—
Acceris Communications Technologies (voice and data network convergence software solutions)	2,837	3.1	4,730	8.8	—	—
Real Estate	3,343	3.7	11	—	—	—

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. Please see note 2 to the restated consolidated financial statements.

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

C. ORGANIZATIONAL STRUCTURE:

     See “A. HISTORY AND DEVELOPMENT OF THE COMPANY” above.

D. PROPERTY, PLANTS AND EQUIPMENT

     The Company has commitments under long term operating leases that approximate $13,800 over the next five years (see note 13 to the restated audited consolidated annual financial statements). Most of this amount relates to seven nursing homes in Ontario, Canada, containing 1,127 licensed beds, which it leases from an unrelated partnership. The balance relates primarily to its communications equipment leased at WorldxChange and leased office premises, primarily head office locations in Toronto, Ontario, and subsidiary offices in Draper, Utah; San Diego, California and Pittsburgh, Pennsylvania.

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

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following revised discussion and analysis should be read in conjunction with the restated audited consolidated financial statements of the Company and notes thereto. See “Item 18. Financial Statements”. The restated

consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and the guidance of the Canadian Institute of Public and Private Real Estate companies (“CIPREC”). Note 23 of the financial statements includes a reconciliation of the Canadian GAAP net loss to the net loss determined under U.S. GAAP.

Definitions

     The Company’s analysis of financial results focuses on operating income (loss) and net earnings (loss). Operating income (loss) and net earnings (loss) are set out in the Company’s restated audited consolidated statement of operations. Operating income (loss) is defined as earnings from continuing operations before other gains, other losses and impairments, interest, taxes, equity in losses and minority interests. It is important to note that operating income (loss) is not a measure of performance under Canadian or U.S. GAAP. Operating income (loss) should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP or as a measure of operating performance or profitability. Operating income does not have a standardized meaning prescribed by generally accepted accounting principles and is not necessarily comparable to similar measures presented by other companies. Operating income/loss is reconciled to net earnings/loss in the body of the Company’s financial statement.

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

Restatement:

The accompanying consolidated financial statements as at December 31, 2002 and for the year then ended have been restated from those previously issued to account for revenues from a network service offering provided by Acceris Communications Partners, a division of I-Link (“I-Link”). The restatement had no effect on loss from discontinued operations, net loss per share from discontinued operations or cash flow from operations that was previously recorded. The restatement increased the net loss for the fourth quarter and year ended December 31, 2002 by $3,504 and the net loss per share by $0.16 per share.

In November 2002, Acceris Communications Partners began to offer a network service offering. I-Link ceased offering this service on July 23,2003. I-Link initially recorded the revenue and expenses related to this service offering on the accrual method of accounting. In the second quarter of 2003, I-Link determined that collectibility of the amounts billed to customers was not reasonably determinable at the time of billing. Accordingly, I-Link has changed its method of accounting for revenues from this network service offering from the accrual method to recognition of revenue when actual cash collections to be retained by I-Link are finalized. Under I-Link’s agreement with the local exchange carriers, cash collections remitted to I-Link are subject to adjustment, generally within two to four months. Associated with this change in the timing of revenue recognition, related commissions (included in selling, general and administrative expense) and related bad debt expenses that are based upon recognition of revenue have been reversed. All other direct expenses such as telecommunications network expenses are expensed as incurred. Commission expense will be recognized when amounts owing can be reasonably estimated.

For the twelve months
ended
December 31, 2002

$
Net loss as originally reported	(25,427)
Reduction of telecommunication services revenue	(5,158)
Reduction of provision for doubtful accounts	332
Reduction of selling, general and administrative expenses	1,322

Net loss as restated	(28,931)

Net loss per share as originally reported	(1.28)

Net loss per share as restated	(1.44)

The following sets forth the effect of the restatement on the net loss and net loss per share for the year ended December

The effect on the balance sheet is as follows:

	Original		Restated
	December 31, 2002	Adjustment	December 31, 2002

	$	$	$
Accounts receivable	22,184	(4,827)	17,357
Accrued liabilities	22,215	(1,323)	20,892
Shareholders’ Equity	8,388	(3,504)	4,884

Critical Accounting Policies

     The financial statements of Counsel are prepared in conformity with a framework of generally accepted accounting policies selected by management and approved by the Audit Committee of the Board of Directors. These policies are set out in Note 3 to the restated consolidated financial statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on our reported results or financial position. The policies identified as critical to Counsel are discussed below.

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

Revenue recognition

Telecommunication services

     Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably assured. Revenue is derived from telecommunications usage, based on minutes of use. Revenue derived from usage is recognized as services are provided, based on agreed upon usage rates. Revenue is recorded net of estimated customer credits and billing errors, which are recorded at the same time the corresponding revenue is recognized. Revenues from billings for services rendered where collectibility is not determinable, are recognized when the final cash collections to be retained by the Company are finalized.

				restated (1)
	1999	2000	2001	2002

	$	$	$	$
Operating revenues	—	—	54,030	91,432
Loss from continuing operations	(88,253)	(7,791)	(38,324)	(9,982)
(Loss) earnings from discontinued operations	136,451	(37,642)	(23,889)	(18,949)
Net (loss) earnings	48,198	(45,433)	(62,213)	(28,931)
(Loss) earnings per common share-basic
From continuing operations	(3.47)	(0.43)	(1.80)	(0.59)
From discontinued operations	5.21	(1.52)	(1.04)	(0.85)
Net earnings (loss)	1.74	(1.95)	(2.84)	(1.44)
(Loss) earnings per common share-diluted
From continuing operations	(3.47)	(0.43)	(1.80)	(0.59)
From discontinued operations	5.21	(1.52)	(1.04)	(0.85)
Net earnings (loss)	1.74	(1.95)	(2.84)	(1.44)
Total assets	278,890	228,863	142,322	134,713
Net assets	156,725	104,503	35,494	4,884
Capital stock	116,251	109,452	102,852	99,434
Number of shares (in thousands)	25,533	23,937	22,493	21,745
Dividends declared per share	1.01	0.07	—	—

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. Please see note 2 to the restated consolidated financial statements.

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

     Intangible assets are recorded at fair value upon acquisition and finite-life intangible assets are amortized on a straight-line basis over the estimated useful life of one to five years (See Note 10 in the December 31, 2002 restated financial statements).

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

	Unaudited

	2001	2001	2001	2001
	Q1	Q2	Q3	Q4

	$	$	$	$
Revenues
United States
Acceris Partners	—	5,932	20,971	22,386
Acceris Solutions	—	—	—	—
Acceris Technologies	470	1,420	1,420	1,420

	470	7,352	22,391	23,806
Canada
Real estate	—	—	—	11

	470	7,352	22,391	23,817
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation shown below)	—	5,315	15,728	14,503
Income producing properties	—	—	—	—
Selling, general and administrative	3,183	7,340	11,496	22,331
Research and development	896	524	435	307
Provision for doubtful accounts	—	131	305	403
Depreciation and amortization	636	1,978	3,674	2,561

Operating loss before undernoted items	(4,245)	(7,936)	(9,247)	(16,288)
Gains and other income:
Short-term investments	8,726	2,173	26,861	5,000
Portfolio investment	—	—	—	64
Sale of subsidiary	—	—	—	589
Retirement of debt	—	—	—	1,093
Other	—	—	—	—
Impairments and other losses:
Portfolio investments	—	(7,036)	(8,379)	(3,925)
Write-down of short-term investments	—	(1,833)	(122)	(2)
Other	—	—	—	—
Equity interests in significantly influenced companies	(2,286)	(2,535)	(761)	—
Interest income	1,271	518	327	529
Interest expense	(268)	(869)	(676)	(704)

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	3,198	(17,518)	8,003	(13,644)

Income taxes	2,477	2,952	9,211	5,261
Non-controlling interest	(325)	(930)	(244)	(39)

Earnings (loss) from continuing operations	1,046	(19,540)	(964)	(18,866)
Discontinued operations:
Medical operations	(797)	(1,077)	(1,838)	(1,607)
Communications	(1,284)	(4,674)	(13,275)	(4,197)
Long-term care operations	(217)	13	3,304	(1,043)
Pharmaceutical products operations	—	—	—	4,519
Pharmacy services operations	—	—	—	(1,716)
Home health care operations	—	—	—	—

Net earnings (loss)	(1,252)	(25,278)	(12,773)	(22,910)

Weighted average number of common shares outstanding (in thousands)	23,460	22,906	22,903	22,858
Basic earnings (loss) per share from:
Continuing operations	0.01	(0.89)	(0.08)	(0.86)
Discontinued operations	(0.10)	(0.24)	(0.51)	(0.18)

Net basic earnings (loss) per share	(0.09)	(1.13)	(0.59)	(1.04)

Diluted earnings (loss) per share from:
Continuing operations	0.01	(0.89)	(0.08)	(0.86)
Discontinued operations	(0.05)	(0.24)	(0.51)	(0.18)

Net diluted earnings (loss) per share	(0.04)	(1.13)	(0.59)	(1.04)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Unaudited

				Restated (1)
	2002	2002	2002	2002
	Q1	Q2	Q3	Q4

	$	$	$	$
Revenues
United States
Acceris Partners	22,811	20,984	19,834	20,076
Acceris Solutions	—	—	—	1,547
Acceris Technologies	1,581	888	321	47

	24,392	21,872	20,155	21,670
Canada
Real estate	75	78	1,486	1,704

	24,467	21,950	21,641	23,374
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation shown below)	13,273	12,237	10,973	14,453
Income producing properties	—	—	502	946
Selling, general and administrative	12,392	9,865	10,675	12,805
Research and development	382	465	317	235
Provision for doubtful accounts	1,357	1,251	1,118	2,273
Depreciation and amortization	1,684	1,592	1,760	2,079

Operating loss before undernoted items	(4,621)	(3,460)	(3,704)	(9,417)
Gains and other income:
Short-term investments	26,621	879	162	405
Portfolio investment	—	—	—	—
Sale of subsidiary	—	—	—	—
Retirement of debt	—	—	—	—
Other	—	—	—	782
Impairments and other losses:
Portfolio investments	—	—	(640)	—
Write-down of short-term investments	(136)	(2,656)	(1,139)	(80)
Other	—	(64)	501	(1,159)
Equity interests in significantly influenced companies	—	—	—	—
Interest income	123	146	83	49
Interest expense	(654)	(713)	(834)	(801)

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	21,333	(5,868)	(5,571)	(10,221)

Income taxes	11,005	465	438	(2,253)
Non-controlling interest	—	—	—	—

Earnings (loss) from continuing operations	10,328	(6,333)	(6,009)	(7,968)
Discontinued operations:
Medical operations	(843)	3	(799)	(1,213)
Communications	(3,099)	(4,580)	(1,463)	(3,366)
Long-term care operations	4	76	3	(1,007)
Pharmaceutical products operations	—	(410)	(88)	(209)
Pharmacy services operations	—	—	—	(1,958)
Home health care operations	—	—	—	—

Net earnings (loss)	6,390	(11,244)	(8,356)	(15,721)

Weighted average number of common shares outstanding (in thousands)	22,411	22,312	22,131	21,928
Basic earnings (loss) per share from:
Continuing operations	0.43	(0.32)	(0.31)	(0.40)
Discontinued operations	(0.18)	(0.20)	(0.11)	(0.35)

Net basic earnings (loss) per share	0.25	(0.52)	(0.42)	(0.75)

Diluted earnings (loss) per share from:
Continuing operations	0.21	(0.32)	(0.31)	(0.40)
Discontinued operations	(0.08)	(0.20)	(0.11)	(0.35)

Net diluted earnings (loss) per share	0.13	(0.52)	(0.42)	(0.75)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Audited

			Restated (1)
	2000	2001	2002
	Total	Total	Total

	$	$	$
Revenues
United States
Acceris Partners	—	49,289	83,705
Acceris Solutions	—	—	1,547
Acceris Technologies	—	4,730	2,837

	—	54,019	88,089
Canada
Real estate	—	11	3,343

	—	54,030	91,432
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation shown below)	—	35,546	50,936
Income producing properties	—	—	1,448
Selling, general and administrative	6,300	44,350	45,737
Research and development	—	2,162	1,399
Provision for doubtful accounts	—	839	5,999
Depreciation and amortization	205	8,849	7,115

Operating loss before undernoted items	(6,505)	(37,716)	(21,202)
Gains and other income:
Short-term investments	28,256	42,760	28,067
Portfolio investment	3,693	64	—
Sale of subsidiary	—	589	—
Retirement of debt	—	1,093	—
Other	—	—	782
Impairments and other losses:
Portfolio investments	(2,581)	(19,340)	(640)
Write-down of short-term investments	(22,031)	(1,957)	(4,011)
Other	(850)	—	(722)
Equity interests in significantly influenced companies	(9,547)	(5,582)	—
Interest income	2,520	2,645	401
Interest expense	(752)	(2,517)	(3,002)

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	(7,797)	(19,961)	(327)

Income taxes	6	19,901	9,655
Non-controlling interest	—	(1,538)	—

Earnings (loss) from continuing operations	(7,791)	(38,324)	(9,982)
Discontinued operations:
Medical operations	(3,838)	(5,319)	(2,852)
Communications	—	(23,430)	(12,508)
Long-term care operations	252	2,057	(924)
Pharmaceutical products operations	(32,419)	4,519	(707)
Pharmacy services operations	(1,035)	(1,716)	(1,958)
Home health care operations	(602)	—	—

Net earnings (loss)	(45,433)	(62,213)	(28,931)

Weighted average number of common shares outstanding (in thousands)	24,860	23,030	22,195
Basic earnings (loss) per share from:
Continuing operations	(0.43)	(1.80)	(0.59)
Discontinued operations	(1.52)	(1.04)	(0.85)

Net basic earnings (loss) per share	(1.95)	(2.84)	(1.44)

Diluted earnings (loss) per share from:
Continuing operations	(0.43)	(1.80)	(0.59)
Discontinued operations	(1.52)	(1.04)	(0.85)

Net diluted earnings (loss) per share	(1.95)	(2.84)	(1.44)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. Please see note 2 to the restated consolidated financial statements.

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

     In 2002, operating losses declined as WorldxChange began to generate positive operating income prior to the recognition of cost of $1,994 relating to the network service offering introduced in the fourth quarter of 2002, for which revenue is being recognized on an unencumbered cash basis.. Technology licensing was also restructured in 2002 to reduce its cost structure. The impact of these changes was enhanced by the Company’s entry, in the third quarter of 2002, into the profitable real estate segment. Offsetting these improvements was the operating loss incurred as a result of the December 2002 acquisition of certain assets out of the RSL USA Inc. bankruptcy, an operation from which the Company expects to generate operating income in 2003.

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

Gains and other income

     In 2002, the Company completed the liquidation of its shares of AmeriSourceBergen Corp. (“Bergen”) and realized a gain of $26,573 (2001 - $42,578; 2000 - $27,153). These shares were received as partial consideration for the sale of the Company’s pharmacy services operations in January 1999, for which the Company recorded impairment charges of $142,084 in 1999 and $21,888 in 2000 in respect of these shares.

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

     Interest expense was $752 in 2000, $2,517 in 2001 and $3,002 in 2002. The increase in 2001 is primarily due to the mid-year acquisition of a long distance services business by Acceris/I-Link’s wholly owned subsidiary, WorldxChange, particularly the inclusion of the interest charges on capital leases at WorldxChange. The increase in 2002 reflects a full year inclusion of interest on the capital leases at WorldxChange, the addition of an asset backed credit facility, and interest on mortgages and debt assumed on entry into the real estate segment. The convertible debentures of Counsel are a hybrid financial instrument, which contains both debt and equity elements. Under Canadian GAAP, the majority of the interest costs associated with the debentures is recorded as a charge to equity and thus excluded from interest expense reported by the Company (See note 12(d) to the restated consolidated financial statements of the Company).

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

Net loss

     The Company suffered a significant net loss in each of the last three years. Net losses were $45,453, $62,213 and $28,931 in 2000, 2001 and 2002 respectively. In 2000, losses primarily related to write-downs on the Bergen shares acquired on the sale of the pharmacy services operations and the operating results of the pharmaceutical products business. In 2001, losses primarily related to write-down of early stage technology and Internet companies (portfolio investments) and to the operating losses of the Company’s communications platform. In 2002, continued operating losses of the communications platform contributed to much of the net loss. Gains on the sale of short-term investments, primarily Bergen shares, were $27,153 in 2000, $42,578 in 2001 and $26,573 in 2002 and significantly reduced the net loss from operations over the last three years. All shares of Bergen were disposed of by the end of 2002. Short-term investments have unrealized gains as at December 31, 2002 of $1,591.

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

Acceris Communications Partners

	Unaudited

								Restated (1)
	2001	2001	2001	2001	2002	2002	2002	2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

	$	$	$	$	$	$	$	$
Revenue
United States	—	5,932	20,971	22,386	22,811	20,984	19,834	20,076

	—	5,932	20,971	22,386	22,811	20,984	19,834	20,076
Operating costs and expenses
Telecommunication costs (exclusive of depreciation shown below)	—	5,315	15,728	14,503	13,273	12,237	10,973	13,262
Selling, general and administrative	—	961	5,880	13,717	7,698	6,179	5,717	7,890
Provision for doubtful accounts	—	131	305	403	1,357	1,251	1,118	2,240
Depreciation and amortization	—	328	1,149	809	980	977	966	1,133

Operating income/(loss)	—	(803)	(2,091)	(7,046)	(497)	340	1,060	(4,449)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Audited

			Restated (1)
	2000	2001	2002
	Total	Total	Total

	$	$	$
Revenue
United States	—	49,289	83,705

	—	49,289	83,705
Operating costs and expenses
Telecommunication costs (exclusive of depreciation shown below)	—	35,546	49,745
Selling, general and administrative	—	20,558	27,484
Provision for doubtful accounts	—	839	5,966
Depreciation and amortization	—	2,286	4,056

Operating income/(loss)	—	(9,940)	(3,546)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. Please see note 2 to the restated consolidated financial statements.

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

     Acceris Communications Partners accounted for $83,705 of telecommunications services revenue in 2002 and $49,289 in 2001. Excluded from telecommunication services revenue is approximately $4,800 related to services rendered through December 31, 2002 that have not been recognized as revenues because of uncertainty related to the ultimate cash collection. This revenue relates to a network service offering introduced in November 2002 that it ceased to offer on July 23, 2003. Net cash receipts from this network service offering will be recognized as revenue in future periods, beginning in the second quarter of 2003, when the actual cash collections to be retained are finalized.

     Comparing Acceris Communication Partners’ 2002 revenue to annualized 2001 revenue shows an increase in revenue. Understanding the change in revenue requires a more detailed review as presented below. Telecommunications services revenue is the result of four primary elements, specifically, volume of minutes, rate per minute, the number of customers and the use of unencumbered cash receipts for revenue recognition for a network service offering.

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

     Acceris Communications Partners’ telecommunication costs were $49,745 in 2002 and $35,546 in 2001. The increase in 2002 compared to 2001 relates primarily to inclusion of a full year of WorldxChange operations as opposed to seven months in 2001 and the expensing of $1,994 of charges attributed to the company’s network service offering. On an annualized basis, telecommunications network expense decreased from 2001 to 2002. The decrease on an annualized basis correlates with a 144% increase in telecommunications services revenue margin (telecommunication services revenue net of telecommunication network expense) in 2002 over 2001, primarily relating to improved network efficiency derived from reductions in operating costs and efficiencies relating to more scaled utilization of the network and the expensing of $1,994 of the charges attributed to the company’s network service offering. As outlined in the revenue discussions, price erosion was pervasive throughout 2002; however, this erosion was mitigated by price protection clauses in contracts with underlying carriers that also reduce the Company’s carrier costs. In 2003, it is expected that network expense will directly correlate with telecommunication services revenue and that the telecommunications services margin will remain consistent with 2002.

     Acceris Communications Partners’ selling, general and administrative expense was $27,484 in 2002 up from $20,558 in 2001. The increase in 2002 compared to 2001 primarily relates to a full year of operations of Acceris Communications Partners in 2002 as compared to seven months of operations in 2001. Selling, general and administrative expense will increase in 2003 due to the inclusion of the A&R business of RSL, which was acquired in December 2002. Selling, general and administrative expense for 2002 includes advertising costs of $1,590 as compared to $7,266 in 2001. The decrease in advertising costs in 2002 compared to 2001 relates to the curtailment, in the first quarter of 2002, of a direct advertising program that commenced in 2001. The program was curtailed, because the returns from the program did not justify the investment. Subsequent to the curtailment of the direct advertising program in early 2002, management focused its attention on the reorganization of its channel strategy by placing greater emphasis on the commercial agent and MLM channels. The transition in strategy reduced advertising costs but introduced a higher level of sales commissions.

     Acceris Communications Partners’ provision for doubtful accounts was $5,966 in 2002 compared with $839 in 2001. The increase in 2002 over 2001 primarily relates to a full year of revenue from Acceris Communications Partners in 2002 compared with seven months of operations in 2001. Other than the increase to a full year of operations, the provision increase in 2002 relates to a change in channels resulting in more direct billing of customers, which incurs a larger percentage of uncollectible accounts.

Acceris Communications Solutions

	Unaudited

	2001	2001	2001	2001	2002	2002	2002	2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

	$	$	$	$	$	$	$	$
Revenue
United States	—	—	—	—	—	—	—	1,547

	—	—	—	—	—	—	—	1,547
Operating costs and expenses
Telecommunication costs (exclusive of depreciation shown below)	—	—	—	—	—	—	—	1,191
Selling, general and administrative	—	—	—	—	—	—	—	777
Provision for doubtful accounts	—	—	—	—	—	—	—	33
Depreciation and amortization	—	—	—	—	—	—	—	158

Operating loss	—	—	—	—	—	—	—	(612)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Audited

	2000	2001	2002
	Total	Total	Total

	$	$	$
Revenue
United States	—	—	1,547

	—	—	1,547
Operating costs and expenses
Telecommunication costs (exclusive of depreciation shown below)	—	—	1,191
Selling, general and administrative	—	—	777
Provision for doubtful accounts	—	—	33
Depreciation and amortization	—	—	158

Operating loss	—	—	(612)

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

Acceris Communications Technologies

	Unaudited

	2001	2001	2001	2001	2002	2002	2002	2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

	$	$	$	$	$	$	$	$
Revenue
United States	470	1,420	1,420	1,420	1,581	888	321	47

	470	1,420	1,420	1,420	1,581	888	321	47
Operating costs and expenses
Selling, general and administrative	—	1,874	2,402	4,646	1,002	968	942	1,350
Research and development	896	524	435	307	382	465	317	235
Depreciation and amortization	281	1,243	2,111	1,437	558	559	536	470

Operating loss	(707)	(2,221)	(3,528)	(4,970)	(361)	(1,104)	(1,474)	(2,008)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Audited

	2000	2001	2002
	Total	Total	Total

	$	$	$
Revenue
United States	—	4,730	2,837

	—	4,730	2,837
Operating costs and expenses
Selling, general and administrative	—	8,922	4,262
Research and development	—	2,162	1,399
Depreciation and amortization	—	5,072	2,123

Operating loss	—	(11,426)	(4,947)

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

     Acceris Communications Technologies had no bad debts in any year presented due to the nature of the revenue.

Real estate

	Unaudited

	2001	2001	2001	2001	2002	2002	2002	2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

	$	$	$	$	$	$	$	$
Revenue
Canada	—	—	—	11	75	78	1,486	1,704

	—	—	—	11	75	78	1,486	1,704
Operating costs and expenses
Income producing properties	—	—	—	—	—	—	502	946
Depreciation and amortization	—	—	—	3	16	16	107	60

Operating income	—	—	—	8	59	62	877	698

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Audited

	2000	2001	2002
	Total	Total	Total

	$	$	$
Revenue
Canada	—	11	3,343

	—	11	3,343
Operating costs and expenses
Income producing properties	—	—	1,448
Depreciation and amortization	—	3	199

Operating income	—	8	1,696

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

Corporate operating costs and expenses

	Unaudited

	2001	2001	2001	2001	2002	2002	2002	2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

	$	$	$	$	$	$	$	$
Revenue
Canada	—	—	—	—	—	—	—	—
United States	—	—	—	—	—	—	—	—

	—	—	—	—	—	—	—	—
Operating costs and expenses
Selling, general and administrative	3,183	4,505	3,214	3,968	3,692	2,718	4,016	2,788
Depreciation and amortization	355	407	414	312	130	40	151	258

Operating loss	(3,538)	(4,912)	(3,628)	(4,280)	(3,822)	(2,758)	(4,167)	(3,046)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Audited

	2000	2001	2002
	Total	Total	Total

	$	$	$
Revenue
Canada	—	—	—
United States	—	—	—

	—	—	—
Operating costs and expenses
Selling, general and administrative	6,300	14,870	13,214
Depreciation and amortization	205	1,488	579

Operating loss	(6,505)	(16,358)	(13,793)

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

     The Company acquired short-term investments totalling 2001 - $3,183 and 2002 - $9,748.

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

Property, plant and equipment

     Investment in property, plant and equipment for the year ended December 31, 2002 was $1,739 (2001 - $1,163; 2000 - $73). The Company expects to invest approximately $3,400 in property, plant and equipment during fiscal 2003. Funding for these investments is expected to come from cash on hand and operating cash flows. The significant spending for property plant and equipment in 2003 is expected to occur in the communications platform to address network development and integration initiatives.

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

     During 2002, pursuant to normal course issuer bids, the Company acquired 748,000 (2001 - 1,444,000; 2000 - 1,688,000) common shares for cancellation. The excess of the average issue price over the repurchase price was credited to contributed surplus. During 2002, $1,886 was credited to contributed surplus (2001 - $3,878; 2000 - $2,220).

     During 2002, pursuant to normal course issuer bids, the Company purchased for cancellation $200 (2001 - $5,740) of debentures for cash consideration of $138 (2001 - $3,180) reducing the liability component of the debentures payable by $9 (2001 - $720). The fair value of the debentures as at December 31, 2002 was $27,882 (2001 - $23,519). As a result of the cancellation of repurchased convertible debentures, the outstanding face amount as at December 31, 2002 was $42,561 (2001 - $42,761).

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

Contractual obligations	2003	2004	2005	2006	2007	Thereafter	Total

	$	$	$	$	$	$	$
Usage Commitments *	14,184	923	—	—	—	—	15,107
Operating lease obligations	5,332	4,947	1,834	1,078	467	186	13,844
Operating facility expiry	9,086	—	—	—	—	—	9,086
Mortgage and loan obligations - continuing operations	3,630	1,723	736	998	655	18,416	26,158
Mortgage and loan obligations - discontinued operations	181	363	6,640	4,537	—	—	11,721
Convertible debentures obligation**	42,561	—	—	—	—	—	42,561
Capital lease obligations	3,036	3,015	1,514	—	—	—	7,565

Total	78,010	10,971	10,724	6,613	1,122	18,602	126,042

*	Communication subsidiaries have various agreements with U.S. national carriers to lease local access spans and to purchase carrier services. The agreements contain minimum usage commitments with termination penalties up to 100% of the remaining commitment.

**	The Company has convertible debentures, which are publicly traded (TSX: CXS.DB.U). At the end of 2002, the outstanding debentures had a market value of $27,882 and a face value of $42,561. The convertible debentures mature on October 31, 2003. The Company is considering a number of options relating to the convertible debentures besides repayment for cash at maturity. In addition to its right to repay the debentures with common stock, these options include arranging an extension of the term of the debentures, issuing other debt to replace the debentures, and settling the obligation with a combination of cash, debt and/or common shares. While the Company believes it can deal with it’s maturing debentures without issuing a significant number of common shares at what management believes is currently a low price for the common shares, resulting from current market conditions and the Company’s financial performance, there is no certainty that this will occur. Under Canadian GAAP, the Company accounts for such a financial instrument as a hybrid because of its debt and equity attributes. At December 31, 2002, $44,652 of the instrument is included in shareholders’ equity, while $2,515 of the instrument is included in liabilities of the Company.

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

G. SAFE HARBOUR

See “Note Regarding Forward Looking Statements” on page 2.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

NAME	POSITION

Allan C. Silber	Chairman, President and Chief Executive Officer
Anthony F. Griffiths	Director
Tim Heeney	Director
Norman Hill	Director
William H. Lomicka	Director
Philip Reichmann	Director
Gary Clifford	Chief Financial Officer

NAME	POSITION

Kelly Murumets	Executive Vice President
Stephen A. Weintraub	Senior Vice President and Secretary
Gary Taylor	Director of Taxation

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

					Long Term
					Compensation
(In Canadian dollars)	Annual Compensation				Awards

			Other Annual
	Salary	Bonus	Compensation		Securities Under	All Other
Name and Principal Position	($)	($)	($)		Options Granted (#)	Compensation

ALLAN SILBER	580,000	928,000	41,260	(1)	—	—
Chairman and Chief Executive Officer
NORMAN CHIRITE(2)	431,860	447,564	44,428	(1)	—	—
Managing Director
SAMUEL SHIMER	431,860	196,300	50,933	(1)	—	—
Managing Director, Counsel Corporation (US)
GARY WASSERSON (3)	863,720	—	24,739	(1)	—	—
Managing Director, Counsel Corporation (US)
HELEN SELTZER (4)	419,862	215,930	2,626		—	269,913 (5)
President, I-Link Incorporated

(1)	This amount reflects imputed interest on interest free loans provided under the Corporation’s securities purchase programs described under Item 7B – Related Party Transactions.

(2)	Norman Chirite joined the Corporation on May 24, 2001 and ceased to be a Managing Director effective December 31, 2002.

(3)	Gary Wasserson joined the Corporation on February 1, 2000.

(4)	Helen Seltzer served as the Chief Executive Officer of I-Link Incorporated, a subsidiary of the Corporation, from January 3, 2002 through December 19, 2002 at an annual salary of US$275,000 and a discretionary bonus entitlement of up to 100% of her annual base salary. In 2002, she was guaranteed a minimum bonus of US$137,500.

(5)	This amount represents Helen Seltzer’s severance payment.

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

     Base Salary - Unless determined pursuant to their employment agreements, the base salaries of the Corporation’s executive officers are evaluated annually. In evaluating appropriate pay levels and salary increases for Corporation executives, the Compensation Committee considers achievement of the Corporation’s strategic goals, level of responsibility, individual performance, internal equity and external pay practices.

     Annual Incentives - Annual incentive (bonus) awards are designed to focus management attention on key operational goals for the current fiscal year. Corporation executives may earn a bonus based upon achievement of their specific operational goals and achievement by the Corporation or business unit of its financial targets.

     Long Term Incentives - The Corporation’s long term incentive compensation program consists of stock options and share purchase loans which are related to improvement in long term shareholder value. Stock option grants and share purchase loans provide an incentive that focuses the executive’s attention on managing the Corporation from the perspective of an owner with an equity stake in the business. These grants and loans also focus operating decisions on long term results that benefit the Corporation and long term shareholders. As a result of the Sarbanes-Oxley Act of 2002, the Corporation no longer provides share purchase loans to its employees.

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

     Pursuant to the Corporation’s 2001 Executive Stock Purchase Plan (the “2001 Plan”) designated executive employees are eligible to receive an interest free loan from the Corporation of 80% of the cost of acquisition of the shares purchased by the employee on the open market, provided that the maximum aggregate amount lent under the 2001 Plan shall not exceed $4,000. The shares are pledged to the Corporation as security for the loan. All executive employees of the Corporation and its affiliates other than Allan Silber are eligible to participate. Each loan is repayable on the earliest of (1) ten years from the date it is advanced, (2) the date the shares purchased are sold, and (3) 30 days following the date the employment of the employee with the Corporation or its affiliates is terminated, provided that 20% of each loan shall payable on each of the sixth, seventh, eighth, ninth and tenth anniversaries of the date of advance. If the employee sells the shares purchased with the loan before the third anniversary of their acquisition, the employee is required to pay the Corporation an amount equal to 10% per annum of the loan for the period during which it was outstanding, plus 50% of the gain realized by the employee on the sale of the shares. For each share purchased by an executive employee pursuant to the 2001 Plan, the Corporation will award the employee one-half of an option pursuant to the Corporation’s 1997 Stock Option Plan.

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

     The following table sets out details of the options granted to the directors and named executive officers as at April 30, 2003.

Prices are in Canadian dollars.

	Number of Shares
Name	Under Option	Exercise Price/Share	Expiry Date

Allan C. Silber	NIL	—	—
Anthony F. Griffiths	25,000	3.00	Sep. 30, 2008
Norman Hill	25,000	3.00	Sep. 30, 2008
	3,000	17.95	June 9, 2003
	3,000	16.90	June 9, 2004
	3,000	8.00	June 8, 2005
	3,000	5.60	June 13, 2006
	3,000	4.73	June 19, 2007
William H. Lomicka	25,000	3.00	Sep. 30, 2008
Philip Reichmann	25,000	3.00	Sep. 30, 2008
	3,000	17.95	June 9, 2003
	3,000	16.90	June 9, 2004
	3,000	8.00	June 8, 2005
	3,000	5.60	June 13, 2006
	3,000	4.73	June 19, 2007
Tim Heeney	NIL	—	—
Samuel Shimer	75,000	17.40	June 20, 2003
	75,000	16.40	Dec. 3, 2003
	150,000	10.40	Jan. 4, 2005
	150,000	2.95	Dec. 21, 2011
Gary Wasserson	100,000	5.70	Jan. 21, 2006
	150,000	2.95	Dec. 21, 2011

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

(In Canadian dollars)

				Financially
				Assisted
		Largest Amount	Amount	Securities
Name and	Involvement of	Outstanding	Outstanding as of	Purchased During
Principal	Corporation or	During 2002	April 30, 2003	2002	Security for
Position	Subsidiary	($)	($)	(#)	Indebtedness

ALLAN SILBER	Lender	$1,500,000	$1,500,000	NIL	300,000 common shares(1)
Chairman, President and Chief Executive Officer
SAMUEL SHIMER	Lender	1,832,134	1,832,134	NIL	653,011 common shares
Managing Director, Counsel Corporation (US)
KELLY MURUMETS	Lender	605,119	605,119	250,000 (2)	250,000 common shares
Executive Vice President
STEPHEN WEINTRAUB	Lender	457,471	411,559	NIL	162,500 common shares
Senior Vice President and Secretary
HOWARD WORTZMAN	Lender	453,718	407,806	NIL	157,500 common shares
Chief Financial Officer, Counsel Real Estate Inc.
JOSHUA SILBER	Lender	945,468	945,468	NIL	317,500 common shares
President, Counsel Real Estate Inc.
GARY WASSERSON	Lender	889,899	889,899	NIL	300,000 common shares
Managing Director, Counsel Corporation (US)
WILLIAM BARKER	Lender	296,633	—	NIL	100,000 common shares
Managing Director, Counsel Communications LLC
MUFIT CINALI	Lender	296,633	—	NIL	100,000 common shares
Managing Director, Counsel Communications LLC

				Financially
				Assisted
		Largest Amount	Amount	Securities
Name and	Involvement of	Outstanding	Outstanding as of	Purchased During
Principal	Corporation or	During 2002	April 30, 2003	2002	Security for
Position	Subsidiary	($)	($)	(#)	Indebtedness

NORMAN CHIRITE	Lender	1,598,110	1,598,110	NIL	538,750 common shares
Managing Director
JENNIFER DORE	Lender	44,496	44,496	NIL	15,000 common shares
Director, Counsel Corporation (US) (3)
HELEN SELTZER	Lender	148,316	—	NIL	50,000 common shares
President, I-Link Incorporated

(1)	These shares were purchased on January 19, 1996 pursuant to the Corporation’s Share Purchase Plan. The Corporation loaned the aggregate purchase price required to purchase 300,000 common shares at the market price on the date of purchase ($6.50 per share). The loan is non-interest bearing and due on the later of five years from the date of advance and the date on which the shares purchased under the plan have a market value equal or greater than twice the amount of the loan outstanding but, in any case, no later than the tenth anniversary date of the advance. A trustee holds all of the shares purchased with the proceeds of the loan as security for the indebtedness.

(2)	These shares were purchased in February 2002 pursuant to the Corporation’s 2001 Executive Stock Purchase Plan.

(3)	Ms. Dore was an officer of the Corporation’s U.S. subsidiary, Counsel Corporation (US), with the title of “Director”. She was not a member of the Board.

C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8: FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Reference is made to “ITEM 18: FINANCIAL STATEMENTS” for the restated consolidated financial statements included in this annual report.

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

B. SIGNIFICANT CHANGES

     There have not been any significant changes since the December 31, 2002 annual financial statements with the exception of that described in the restatement note under Item 5 – Restatement.

     Subsequent Events:

     On May 1, 2003, Acceris/I-Link closed the sale of substantially all of the assets and customer base of ILC to BUI.

     During the second quarter of 2003, the Company acquired the 14.5 acre Imperial Square retail development site located in Guelph, Ontario, Canada. When completed, the centre will contain just over 55,000 square feet of leasable area. The site includes approximately 4.35 acres of excess land zoned for retail expansion. The purchase price amounted to $2,134, including closing adjustments of $89. This acquisition was funded by the assumption of $1,328 of first mortgage debt and funds from the Company and an investment partner that acquired a 35% interest in the property. The investment partner is affiliated with a member of the board of directors of the Company.

     In the second quarter of 2003, the Company adopted a formal plan to sell Portage Place, a shopping centre located in Peterborough, Ontario.

     On July 30, 2003, Acceris/I-Link completed the purchase of certain assets and related liabilities of Transpoint Communications (“Transpoint”) for approximately $2,800. Transpoint offers voice and data services through commercial agents. The acquisition will be accounted for using the purchase method of accounting.

     The Company settled certain outstanding issues relating to the former controlling shareholder of Acceris/I-Link regarding the 2001 acquisition of Acceris/I-Link. Pursuant to the settlement the Company received 2,375,000 of outstanding common shares of Acceris/I-link, which increased the Company’s ownership by approximately 2%, and resolved certain intercompany amounts.

     In August, the Company announced an offer to purchase all of its 6% convertible unsecured subordinated debentures due October 31, 2003. On September 9, 2003, the Company amended the offer to an all cash offer of $750 for each $1,000 principal amount of debentures. In conjunction with this offer, the Company raised $30,000 in new three year financing at 8% interest plus the issuance of up to 10 million warrants with a strike price of Cdn $2.50, expiring in three years. The Company also announced that on October 31, 2003 it will repay the debentures by delivering 690 common shares per $1,000 principal amount, which equates to approximately US $1.45 per share to debenture holders who do not tender to the cash offer. In conjunction with the $750 cash offer, the Company is seeking consent from debenture holders which, if obtained from at least 66 2/3% of the debenture holders, would enable the Company to require all debenture holders to accept the $750 cash offer.

     Counsel received notice on September 29, 2003 of an application made by Amaranth L.L.C. (a private investment fund) seeking an Ontario, Canada court order to restrain Counsel Corporation from satisfying its obligation to pay the aggregate principal amount payable to the holders of its outstanding 6% convertible debentures (the “Debentures”) due on October 31, 2003 by issuing shares in accordance with the Trust Indenture. The application seeks an order of the court declaring the Notice to be invalid and of no effect. Counsel believes the Amaranth application is opportunistic and without merit and intends to defend the application vigorously.

     Acceris/I-Link announced on October 7, 2003 that its subsidiary Acceris Communications Technologies, Inc. has entered into a licensing agreement with J-Link Incorporated of Yokohama City, Japan, an Internet provider.

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

     Copies of the Articles of Incorporation and By-Laws were filed under exhibit 1.1 and 1.2 respectively of the 2000 20-F/A.

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

     Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any “taxable capital gain” arising on the disposition of “taxable Canadian properties” other than “treaty-protected properties.” “Taxable Canadian property” of a taxpayer includes shares of a company which are listed on a prescribed stock exchange if such non-resident, persons with whom the non-resident did not deal at arm’s length, or the non-resident together with such persons, owned 25 percent or more of the issued shares of any class of the capital stock of the Company at any time in the 60 month period immediately preceding the date of disposition of the shares. For purposes of this computation, such holders (or non-arm’s length persons) are considered to own shares which they have an interest in or an option to acquire. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to one-half of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition of such shares, exceeds the adjusted cost base to the holder of the shares. A taxpayer’s “treaty-protected property” at any time means property any income or gain from the disposition of which by the taxpayer at that time would, because of a tax treaty with another country, be exempt from Canadian income tax.

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

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of the Company’s Shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “— Taxation - Certain Canadian Federal Income Tax Consequences” above.)

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

     The following table sets out information about the Company’s debt obligations from continuing and discontinued operations.

December 31, 2002

			Expected Maturity Date
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

	$	$	$	$	$	$	$	$
Fixed rate instruments
Mortgages and loans payable	$1,631	$1,723	$736	$998	$655	$16,706	$22,449	$22,449
Weighted average interest rate	7.56%	8.92%	7.30%	7.68%	7.37%	7.45%	7.58%
Convertible debentures (i)	$42,561	—	—	—	—	—	$42,561	$27,882
Weighted average interest rate	6.00%
Discontinued operations mortgages and loans payable	$181	$363	$6,640	$4,537	$0	$0	$11,721	$11,721
Weighted average interest rate	8.43%	8.43%	8.14%	8.51%			8.29%
Capital lease obligations	$3,036	$3,015	$1,514	—	—	—	$7,565	$7,565
Weighted average interest rate	7.00%	7.00%	7.00%				7.00%
Variable rate instruments
Mortgages and loans payable	$1,999	—	—	—	—	$1,710	$3,709	$3,709
Weighted average interest rate	13.25%					5.50%	9.68%
Revolving credit facility	$9,086	—	—	—	—	—	$9,086	$9,086
Weighted average interest rate	6.50%						6.50%

Total	$58,494	$5,101	$8,890	$5,535	$655	$18,416	$97,091	$82,412

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

     Included within loans and mortgages from continuing and discontinued operations are amounts repayable in Canadian dollars. These amounts are reported below in U.S. dollars equivalents, as this is the reporting currency of the Company:

Continuing		Weighted average	Discontinued		Weighted average
operations	US $	interest rate	operations	US$	interest rate

2003	642	7.30%	2003	181	8.43%
2004	688	7.30%	2004	363	8.43%
2005	736	7.30%	2005	6,640	8.14%
2006	700	7.33%	2006	4,537	8.51%
2007	655	7.37%	2007	—	0.00%
Thereafter	18,416	7.27%	Thereafter	—	0.00%

Total	21,837	7.28%	Total	11,721	8.29%

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

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

     In accordance with Item 307 of Regulation S-K promulgated under the Securities Act of 1933, as amended, and within 90 days of the date of this Annual Report on Form 20-F/A, the Chief Executive Officer and Chief Financial Officer of the Company (the “Certifying Officers”) have conducted evaluations of the Company’s disclosure controls and procedures. As defined under Sections 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the term “disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the “Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issue in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive offer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

     As of October 8, 2003, the date of the evaluation of the Company’s internal controls and disclosure controls and procedures, the Certifying Officers have reviewed the Company’s disclosure controls and procedures and have concluded that those disclosure controls and procedures were effective. In compliance with Section 302 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350), each of the Certifying Officers executed an Officer’s Certification included in this Annual Report on Form 20-F/A.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

     The Audit Committee of the Board of Directors of the Company (the “Board”) has one audit committee financial expert as of the date of this filing. In July 2003, Mr. Frank Anderson, FCA joined the Board. The Board has determined that Mr. Anderson qualifies as a “financial expert” as that term is defined in Section 407 of the Sarbanes-Oxley Act of 2002 and is an “independent director” as the term is defined under the continued listing requirements of the Nasdaq SmallCap Market. As a financial expert, Mr. Anderson has an understanding of GAAP and financial statements, experience in preparing or auditing financial statements of generally comparable companies; has applied such principles in connection with accounting for estimates, accruals and reserves; and has experience with internal control over financing, reporting and an understanding of Audit Committee functions.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Following is the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual consolidated financial statements:

	2002	2001

	$	$
Audit fees	$1,065	$525
Audit related fees (1)	137	146
Tax fees (2)	107	219
Other fees	—	—

Total	$1,309	$890

(1)	- includes accounting, auditing and financial reporting advice.

(2)	- includes the preparation of tax returns and tax advice.

PART III

ITEM 17: FINANCIAL STATEMENTS

     Not applicable.

ITEM 18: FINANCIAL STATEMENTS

Exhibit A Counsel Corporation Consolidated Financial Statements	F-1
Exhibit B Counsel Corporation Code of Conduct	B-1
Exhibit C Counsel Corporation List of Subsidiaries	C-1

ITEM 19: EXHIBITS

     The list of Exhibits filed as part of this annual report are set forth below, and are incorporated herein by this reference.

Exhibit 12.1 Certification required by Rule 13a-14(a) or Rule 15(d)-14(a)(1)	12.1
Exhibit 12.2 Certification required by Rule 13a-14(a) or Rule 15(d)-14(a)(1)	12.2
Exhibit 13.1 Certification pursuant to 1350, Chapter 63, Title 18 of United States Code (1)	13.1
Exhibit 13.2 Certification pursuant to 1350, Chapter 63, Title 18 of United States Code (1)	13.2

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COUNSEL CORPORATION

By:	/s/ Stephen Weintraub

Stephen Weintraub
Senior Vice President & Secretary

Date: October 8, 2003

EXHIBIT A

COUNSEL CORPORATION
INDEX TO FINANCIAL STATEMENTS

Page
Report of PricewaterhouseCoopers LLP, Chartered Accountants	F2
Consolidated Balance Sheet	F3
Consolidated Statement of Shareholders’ Equity	F4
Consolidated Statement of Operations	F5
Consolidated Statement of Cash Flows	F6
Notes to Consolidated Financial Statements	F7

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

     Our previous report dated March 25, 2003 has been withdrawn and the financial statements have been revised as explained in note 2 and footnote 1 of note 23.

     The consolidated financial statements for the year ended December 31, 2000, prior to the reclassification of discontinued operations as described in Note 18 and the restatement of certain information reported under United States generally accepted accounting principles as described in Note 23, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 26, 2001.

Chartered Accountants

March 25, 2003 (except as to note 2, which is at September 9, 2003)

Consolidated Balance Sheets
As at December 31 (In thousands of U.S. dollars)

	Restated (1)
	2002	2001

	$	$
Assets
Current assets
Cash and cash equivalents	9,004	23,066
Short-term investments (note 5)	3,071	8,932
Accounts receivable (net of allowance for doubtful accounts of $2,784; 2001- $1,863) (note 2)	17,357	19,376
Income taxes recoverable	3,329	2,202
Future income tax assets (note 17)	274	970
Prepaid expenses and deposits	6,991	4,815
Assets of discontinued operations (note 18)	2,239	8,306

	42,265	67,667
Long-term assets
Income producing properties (note 6(a))	34,919	2,081
Properties under development (note 6(b))	3,063	352
Loans receivable (note 7)	6,473	7,305
Portfolio investments (note 8)	4,420	4,219
Property, plant and equipment (note 9)	12,657	15,393
Intangible assets (note 10)	9,318	9,699
Assets of discontinued operations (note 18)	21,598	32,172
Goodwill (note 10)	—	3,434

	134,713	142,322

Liabilities
Current liabilities
Accounts payable	7,725	5,435
Accrued liabilities (note 2 & note 11)	20,892	26,269
Current portion of deferred revenue	958	1,986
Revolving credit facility (note 12(b))	9,086	6,996
Current portion of mortgages and loans payable (note 12(a))	3,630	2,302
Current portion of capital leases (note 13)	2,714	3,034
Convertible debentures payable (note 14)	2,515	—
Liabilities of discontinued operations (note 18)	7,269	8,789

	54,789	54,811
Long-term liabilities
Mortgages and loans payable (note 12(a))	22,528	3,848
Capital leases (note 13)	4,146	6,986
Convertible debentures payable (note 14)	—	4,801
Future income tax liabilities (note 17)	36,550	23,282
Liabilities of discontinued operations (note 18)	11,816	13,100

	129,829	106,828
Commitments, contingencies, guarantees and concentrations (note 13)
Shareholders’ Equity (note 2)	4,884	35,494

	134,713	142,322

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors: Allan C. Silber, Director William H. Lomicka, Director

Consolidated Statements Of Shareholders’ Equity
For the years ended December 31 (In thousands of U.S. dollars)

	Capital Stock			Equity
				component	Restated (1)	Restated (1)
	No. of common			of convertible	Retained	Total
	shares		Contributed	debentures	earnings	Shareholders’
	(In 000’s)	Amount	surplus	payable	(deficit)	Equity

		$	$	$	$	$
Balance - December 31, 1999	25,533	116,251	—	42,293	(1,819)	156,725
Common shares issued	92	143	—	—	—	143
Common shares purchased for cancellation	(1,688)	(6,942)	2,220	—	(8)	(4,730)
Accretion of equity component of debentures payable	—	—	—	3,017	(3,017)	—
Gain on retirement of debentures payable net of income taxes of $131	—	—	491	(1,268)	—	(777)
Gain on issuances of stock by significantly influenced corporations	—	—	—	—	366	366
Dividends	—	—	—	—	(1,791)	(1,791)
Net loss	—	—	—	—	(45,433)	(45,433)

Balance - December 31, 2000	23,937	109,452	2,711	44,042	(51,702)	104,503

Common shares purchased for cancellation	(1,444)	(6,600)	3,878	—	—	(2,722)
Accretion of equity component of debentures payable	—	—	—	3,159	(3,159)	—
Gain on retirement of debentures payable net of income taxes of $613	—	—	2,294	(5,368)	—	(3,074)
Net loss	—	—	—	—	(62,213)	(62,213)

Balance - December 31, 2001	22,493	102,852	8,883	41,833	(117,074)	36,494

Adjustment related to the adoption of new accounting pronouncement (note 3)	—	—	—	—	(1,000)	(1,000)

Restated balance - December 31, 2001	22,493	102,852	8,883	41,833	(118,074)	35,494

Common shares purchased for cancellation	(748)	(3,418)	1,886	—	—	(1,532)
Accretion of equity component of debentures payable	—	—	—	3,029	(3,029)	—
Cumulative Exchange translation adjustment						—
Gain on retirement of debentures payable net of income taxes of $15	—	—	63	(210)	—	(147)
Net loss	—	—	—	—	(28,931)	(28,931)

Restated balance - December 31, 2002	21,745	99,434	10,832	44,652	(150,034)	4,884

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements Of Operations

For the years ended December 31 (In thousands of U.S. dollars, except per share amounts)

	Restated (1)
	2002	2001	2000

	$	$	$
Revenues
Telecommunication services	85,252	49,289	—
Communication technology licensing	2,837	4,730	—
Income producing properties	3,343	11	—

	91,432	54,030	—

Operating costs and expenses
Telecommunication costs (exclusive of depreciation shown below)	50,936	35,546	—
Income producing properties	1,448	—	—
Selling, general and administrative	45,737	44,350	6,300
Research and development	1,399	2,162	—
Provision for doubtful accounts	5,999	839	—
Depreciation and amortization	7,115	8,849	205

	112,634	91,746	6,505

Operating loss before undernoted items	(21,202)	(37,716)	(6,505)
Gains and other income
Sale of short-term investments	28,067	42,760	28,256
Portfolio investments	—	64	3,693
Sale of subsidiary	—	589	—
Debt retirement	—	1,093	—
Other	782	—	—
Impairments and other losses
Write-down of short-term investments	(4,011)	(1,957)	(22,031)
Write-down of portfolio investments	(640)	(19,340)	(2,581)
Other	(722)	—	(850)

Earnings (loss) before the undernoted	2,274	(14,507)	(18)
Equity in losses of significantly influenced companies	—	(5,582)	(9,547)
Interest income	401	2,645	2,520
Interest expense (note 12 (d))	(3,002)	(2,517)	(752)

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	(327)	(19,961)	(7,797)
(Provision for) recovery of income taxes (note 17)	(9,655)	(19,901)	6
Non-controlling interest	—	1,538	—

Loss from continuing operations	(9,982)	(38,324)	(7,791)
Loss from discontinued operations (note 18)	(18,949)	(23,889)	(37,642)

Net loss	(28,931)	(62,213)	(45,433)

Basic and diluted net loss per share (note 21)
Loss from continuing operations	(0.59)	(1.80)	(0.43)
Loss from discontinued operations	(0.85)	(1.04)	(1.52)

Basic and diluted net loss per share	(1.44)	(2.84)	(1.95)

Weighted average number of common shares outstanding (in thousands)	22,195	23,030	24,860

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements Of Cash Flows

For the years ended December 31 (In thousands of U.S. dollars)

	Restated (1)
	2002	2001	2000

	$	$	$
Cash provided by (used in)
Operating activities
Loss from continuing operations	(9,982)	(38,324)	(7,791)
Non-cash items included in loss
Future income taxes	10,701	19,154	1,567
Amortization of deferred revenue	(1,643)	(3,197)	—
Depreciation of property, plant and equipment	4,110	4,119	170
Amortization of goodwill and intangible assets	3,005	4,730	35
Gain on sale of short-term investments	(28,067)	(42,760)	(28,256)
Write-down of short-term investments	4,011	1,957	22,031
Gain on sale of portfolio investments	—	(64)	(3,693)
Write-down of portfolio investments	640	19,340	2,581
Sale of other assets	(782)	(589)	—
Other impaiments and losses	722	—	850
Gain on retirement of debt	—	(1,093)	—
Equity interests in significantly influenced corporations	—	5,582	9,547
Accretion of liability component of debentures payable	289	528	732
Non-controlling interest	—	(1,538)	—
Changes in non-cash working capital related to operations
(Increase) decrease in accounts receivable	10,720	(3,102)	(1,363)
(Increase) decrease in income taxes recoverable	(1,127)	379	1,020
(Increase) decrease in loans receivable, prepaid expenses and deposits	(3,523)	(13,465)	(10,243)
Increase (decrease) in accounts payable and accrued liabilities	(591)	4,425	(3,770)

Cash used in continuing operations	(11,517)	(43,918)	(16,583)
Cash provided by (used in) discontinued operations	280	(18,904)	2,949

	(11,237)	(62,822)	(13,634)

Investing activities
Acquisition of communications businesses (net of cash acquired of $287 and $811 in 2002 and 2001 respectively)	(8,275)	(18,842)	—
Acquisition of income producing properties	(15,505)	(737)	—
Purchase of short-term investments	(9,748)	(3,183)	(1,137)
Purchase of portfolio investments	(503)	(50)	(3,700)
Purchase of property, plant and equipment	(1,739)	(1,163)	(73)
Investment in property under development	(87)	—	—
Investment in significantly influenced corporations	—	(2,516)	(15,982)
Proceeds on sale of short-term investments	40,767	58,885	54,334
Proceeds on sale of portfolio investments	—	—	5,621
Proceeds on sale of property, plant and equipment	692	—	—
Discontinued operations	(2,105)	70,780	—

	3,497	103,174	39,063

Financing activities
Net draws on revolving credit facility	2,090	6,997	—
Repayment of mortgages and loans payable	(989)	—	—
Repayment of note payable	—	(40,000)	—
Capital lease repayments	(3,160)	(1,043)	—
Common shares purchased for cancellation	(1,532)	(2,722)	(4,730)
Retirement of debentures payable	(141)	(3,180)	(877)
Proceeds from exercise of stock options	—	—	84
Repayment of liability component of debentures payable	(2,566)	(2,749)	(3,000)
Discontinued operations	(1,269)	(29,645)	24,452

	(7,567)	(72,342)	15,929

Increase (decrease) in cash and cash equivalents	(15,307)	(31,990)	41,358
Cash and cash equivalents - beginning of period	25,357	57,347	15,989

Cash and cash equivalents - end of period	10,050	25,357	57,347
Less: cash and cash equivalents - discontinued operations	1,046	2,291	6,513

Cash and cash equivalents - continuing operations	9,004	23,066	50,834

Supplementary information (note 22)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

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

     The Company entered the real estate sector during the third quarter of 2002 through the acquisition of five retail shopping centres in Canada (see note 4).

     To gain a full appreciation of all the assets currently under management, a review of discontinued operations is required. During 2002, the Company adopted formal plans of disposal for its medical products business segment, long-term care business segment and a communications network segment (see note 18).

2 RESTATEMENT

The accompanying consolidated financial statements as at December 31, 2002 and for the year then ended have been restated from those previously issued to account for revenues from a network service offering provided by Acceris Communications Partners, a division of I-Link (“I-Link”). The restatement had no effect on loss from discontinued operations, net loss per share from discontinued operations or cash flow from operations that was previously recorded. The restatement increased the net loss for the fourth quarter and year ended December 31, 2002 by $3,504 and the net loss per share by $0.16 per share.

     In November 2002, I-Link began to offer a network service offering. I-Link ceased offering this service on July 23, 2003. I-Link initially recorded the revenue and expenses related to this service offering on the accrual method of accounting. In the second quarter of 2003, I-Link determined that collectibility of the amounts billed to customers was not reasonably determinable at the time of billing. Accordingly, I-Link has changed its method of accounting for revenues from this network service offering from the accrual method to recognition of revenue when actual cash collections to be retained by I-Link are finalized. Under I-Link’s agreement with the local exchange carriers, cash collections remitted to I-Link are subject to adjustment, generally within two to four months. Associated with this change in the timing of revenue recognition, related commissions (included in selling, general and administrative expense) and related bad debt expenses that are based upon recognition of revenue have been reversed. All other direct expenses such as telecommunications network expenses are expensed as incurred. Commission expense will be recognized when amounts owing can be reasonably estimated.

The following sets forth the effect of the restatement on the net loss and net loss per share for the year ended December 31, 2002:

For the twelve months
ended
December 31, 2002

$
Net loss as originally reported	(25,427)
Reduction of telecommunication services revenue	(5,158)
Reduction of provision for doubtful accounts	332
Reduction of selling, general and administrative expenses	1,322

Net loss as restated	(28,931)

Net loss per share as originally reported	(1.28)

Net loss per share as restated	(1.44)

The effect on the balance sheet is as follows:

	Original		Restated
	December 31, 2002	Adjustment	December 31, 2002

	$	$	$
Accounts receivable	22,184	(4,827)	17,357
Accrued liabilities	22,215	(1,323)	20,892
Shareholders’ Equity	8,388	(3,504)	4,884

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In the case of the Company, these principles conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as described in note 23.

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

     These consolidated financial statements include the accounts of the Company and all companies which it controls. The Company’s principal operating subsidiaries comprising continuing operations and its respective ownership interest in each subsidiary as at December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
	%	%	%

Counsel Corporation (US)	100	100	100
Counsel Communications LLC (i)	88.4	88.4	100
I-Link (i)	60.2	60.2	—
Proscape Technologies Inc. (“Proscape”)	(ii)	56.5	(ii)

(i)	On January 2, 2003, the Company acquired the minority interest of Counsel Communications LLC, which owns all of the Company’s shares of I-Link. As a result, the Company’s ownership in Counsel Communications LLC and its effective ownership in I-Link increased to 100% and 68.4% respectively.

(ii)	On March 15, 2002, the Company’s ownership percentage in Proscape was significantly diluted as a result of Proscape completing a financing in which the Company did not participate. As a result, Proscape has been accounted for as a portfolio investment (note 8) since that date, and the Company ceased consolidating Proscape as of that date. The Company’s interest in Proscape was approximately 12% and 36% at December 31, 2002 and December 31, 2000, respectively.

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

Non-controlling interest

The Company owns less than 100% of some of its subsidiaries. Non-controlling interest is the accounting mechanism that eliminates from the Company’s earnings, the profit or loss attributable to minority partners. As at December 31, 2002, no minority interest is recorded in the consolidated balance sheet of the Company because the equity interest of minority partners is in a deficit position and minority shareholders have no obligation to fund losses. Comparatively, as at December 31, 2002, $161 (2001 — $702) of non-controlling interest is carried in the liabilities of discontinued operations.

Revenue recognition

Telecommunication services

Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably determinable. Revenue is derived from telecommunications usage, based on minutes of use. Revenue derived from usage is recognized as services are provided, based on agreed upon usage rates. Revenue is recorded net of estimated customer credits and billing errors, which are recorded at the same time the corresponding revenue is recognized. Revenues from billings for services rendered where collectibility is not determinable, are recognized when the final cash collections to be retained by the Company are finalized.

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

     Income producing properties are carried at the lower of depreciated cost and net recoverable amount. A write-down to net recoverable amount is recognized when a property’s projected undiscounted cash flows are less than its carrying value. Projections of future cash flows take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. The use of net recoverable amount to assess the amount at which a property is carried in the accounts assumes the property will be held for the long term. Otherwise, the net realizable value method is used. Estimated net realizable value represents the estimated selling price reduced by any costs expected until final disposition.

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

The table below discloses the pro forma effect had the years ended December 31, 2001 and 2000 been subject to CICA HB 3062:

	Restated (1)
	2002	2001	2000

	$	$	$
Loss from continuing operations	(9,982)	(38,324)	(7,791)
Goodwill amortization expense	—	(2,385)	(2,999)

Adjusted loss from continuing operations	(9,982)	(35,939)	(4,792)

Adjusted basic and diluted loss from continuing operations per share	(0.59)	(1.70)	(0.31)

Net loss as reported	(28,931)	(62,213)	(45,433)
Goodwill amortization expense	—	(3,791)	(7,381)

Adjusted net loss	(28,931)	(58,422)	(38,052)

Adjusted basic and diluted loss per share	(1.44)	(2.67)	(1.65)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

Goodwill represents the excess of the purchase consideration over the fair value of net identifiable assets of businesses acquired. Prior to the adoption of CICA HB 3062, goodwill was being amortized on a straight-line basis over its estimated useful life which ranged from five to forty years.

     Intangible assets are recorded at fair value upon acquisition and are amortized on a straight-line basis over their estimated useful life of one to five years (Note 10).

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

     The Company and its subsidiary, I-Link, have stock-based compensation plans that are described in note 16. No compensation expense is recognized for these plans when stock options are granted to employees and directors. Any consideration paid by employees and directors on exercising of stock options or purchase of common shares is credited to capital stock.

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

     The carrying amounts reported on the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the immediate or short-term maturity of these financial instruments. The fair values of other financial instruments are disclosed in notes 5, 7, 8, 12 and 14. The fair values of short-term investments are estimated based on quoted market values at year-end. Other fair value amounts are estimated based upon discounted future cash flows using discount rates that reflect current market conditions for financial instruments with similar terms and risks. Fair value estimates are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions.

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

Asset retirement obligations

In December 2002, the CICA issued Handbook Section 3110, “Asset Retirement Obligations” to replace the current guidance on future removal and site restoration costs. The standard is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The Company is currently evaluating the effects that the adoption of this standard will have on its financial position and results of operations.

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

4 BUSINESS ACQUISITIONS

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

2001 Acquisitions

Nexbell Communications Inc.

On February 22, 2001, the Company acquired a 97.5% interest in Nexbell Communications Inc. (“Nexbell”), a packet telephony network company, for cash consideration of $1,540. The cost of the Company’s acquisition was allocated on the basis of the fair market value of the assets acquired of $1,814 and the liabilities assumed of $9,410. These valuations gave rise to $9,136 of goodwill, which was being amortized over a period of five years.

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

     As at December 31, 2002, the Company has $60,346 in loans receivable from I-Link. The Company is in the process of converting $29,282, of these loans into equity. Once this transaction is completed, the Company will own approximately 85% of I-Link (note 20). Under consolidation accounting these loans are eliminated in the presentation of these financial statements.

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

5 SHORT-TERM INVESTMENTS

The Company holds a portfolio of short-term investments comprised of liquid public company stocks.

	2002	2001

	$	$
Beginning balance	1,249	447
Purchases	9,748	3,183
Reclassified from portfolio investments	1,102	—
Impairments	(4,011)	(1,957)
Dispositions	(5,017)	(424)

	3,071	1,249
AmeriSourceBergen Corp. (“Bergen”)	—	7,683

	3,071	8,932

During 2002, the Company recorded gains on the sale of short-term investments (excluding Bergen) of $1,494 (2001 — $182; 2000 — $1,103). During 2002, the Company recorded losses on the impairment of investments of $4,011 (2001 — $1,957; 2000 — $144) and as at December 31, 2002, has unrealized gains of $1,591 (2001 — $577; 2000 — $340). At December 31, 2002, the market value of the Company’s short-term investments is $4,662. Comparatively, at December 31, 2001, the market value of the Company’s short-term investments, excluding Bergen, was $1,826.

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

	Opening				Closing
	carrying value	Impairments	Gains	Proceeds	carrying value	Market Value

	$	$	$	$	$	$
1999	207,035	(142,084)	—	—	64,951	64,951
2000	64,951	(21,888)	27,153	(46,833)	23,383	67,110
2001	23,383	—	42,578	(58,278)	7,683	32,755
2002	7,683	—	26,573	(34,256)	—	—

		(163,972)	96,304	(139,367)

6 REAL ESTATE ASSETS

(a) Income producing properties

Income producing properties are as follows at December 31:

		2002			2001

			Accumulated	Net book	Net book
Property	Location	Cost	depreciation	value	value

		$	$	$	$
Portage Place	Peterborough, Ontario	15,855	83	15,772	—
Southland Mall	Winkler, Manitoba	5,983	30	5,953	—
Suncoast Mall	Goderich, Ontario	6,393	33	6,360	—
Willowcreek Mall I	Peterborough, Ontario	3,834	20	3,814	—
Humboldt Mall	Humboldt, Saskatchewan	958	5	953	—
1250 Steeles Ave. West I	Brampton, Ontario	2,098	31	2,067	2,081

		35,121	202	34,919	2,081

Income producing properties have been pledged as collateral for certain of the mortgages and/or loans outlined in note 11.

     Depreciation for income producing properties for 2002 was $200 (2001 — $2; 2000 — $nil).

(b)  Properties under development

Properties under development are as follows at December 31:

Property	Location	2002	2001

		$	$
Willowcreek II	Peterborough, Ontario	2,624	—
1250 Steeles Ave. West II	Brampton, Ontario	439	352

		3,063	352

Properties under development have been pledged as collateral for certain of the mortgages and/or loans outlined in note 11.

7 LOANS RECEIVABLE

Loans receivable are as follows at December 31:

	2002	2001
	$	$

Share purchase loans	5,873	5,680
Other	600	1,625

	6,473	7,305

The share purchase loans have been granted to certain key employees and former employees. The loans are non-interest bearing and are collateralized by the shares purchased and personal guarantees. At December 31, 2002, share purchase loans outstanding are for the purchase of 3,131,761 (2001 — 2,921,761) common shares of the Company having a market value of $5,543 (2001 — $5,055). These loans have various maturity dates ranging from December 17, 2004 to February 25, 2012. As these loans are non-interest bearing, the fair value of these loans is $4,393 (2001 — $4,480).

8 PORTFOLIO INVESTMENTS

     Portfolio investments are as follows at December 31:

	2002	2001

	$	$
Core Communications Corporation	1,093	1,093
Systeam Holdings LLC	1,000	1,000
HIP Interactive Corp.	—	1,014
Proscape Technologies Inc.	902	—
Impower Inc.	775	—
DBP Group Holdings Inc.	399	399
Other	251	713

	4,420	4,219

During 2002, the Company recognized an impairment of $640 (2001 — $19,340; 2000 — $2,581) on its portfolio investments where the decline in value was considered other then temporary in nature. The estimated fair value of the Company’s portfolio investments approximates its carrying value as at December 31, 2002 and 2001.

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

9 PROPERTY, PLANT AND EQUIPMENT

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

Depreciation expense for 2002 was $3,910 (2001 — $4,117; 2000 — $170).

     Included in telecommunications network equipment is $9,781 in assets under capital leases as at December 31, 2002 (2001 — $10,138). Accumulated depreciation on these leased assets was $3,932 as at December 31, 2002, (2001 — $1,675).

10 INTANGIBLE ASSETS AND GOODWILL

Details of acquired intangible assets and goodwill are as follows:

	2002

	Amortization		Accumulated
	period	Cost	amortization	Net

		$	$	$
Telecommunications technology	60 months	13,628	(6,884)	6,744
Customer contracts and relationships	60 months	1,786	(20)	1,766
Agent relationships	36 months	588	(15)	573
Agent contracts	12 months	250	(15)	235

		16,252	(6,934)	9,318

	2001

	Amortization		Accumulated
	period	Cost	amortization	Net

		$	$	$
Telecommunications technology	60 months	13,628	(3,929)	9,699
Goodwill		4,271	(837)	3,434

		17,899	(4,766)	13,133

Amortization expense for intangible assets for 2002 was $3,005 (2001 — $4,730; 2000 — $35).

     As at December 31, 2002, goodwill is reported as $nil due to the deconsolidation of Proscape (note 3), the sale of SageBiopharma Inc. and its inclusion in discontinued operations (note 18).

11 ACCRUED LIABILITIES

	restated (1)
	2002	2001
	$	$

Telecommunications network accrued liabilities	9,540	6,486
Sales and other taxes payable	2,362	726
Accrued payroll and payroll related expenses	2,647	3,629
Litigation settlement and related accruals	1,020	3,494
Accrued interest	986	318
Accrued legal fees	430	1,504
Other accrued liabilities	3,907	10,112

	20,892	26,269

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

12 DEBT

(a)  Mortgages and loans payable

Details of mortgages and loans payable as at December 31 are as follows:

			2002			2001
		Effective
	Maturity	interest		Current	Long-term		Current	Long-term
	date	rate	Total	portion	portion	Total	portion	portion

			$	$	$	$	$	$
Portage Place	Mar. 1/08	7.04%	8,536	327	8,209	—	—	—
Southland Mall	Sep. 01/08	7.84%	4,440	110	4,330	—	—	—
Suncoast Mall	Feb. 01/08	7.10%	3,844	148	3,696	—	—	—
Willowcreek Mall	Dec. 01/09	8.28%	3,308	57	3,251	—	—	—
1250 Steeles Ave. West (i)	Demand	Prime+1%	1,709	—	1,709	1,696	—	1,696

Canadian $ denominated debt			21,837	642	21,195	1,696	—	1,696

Note payable to service provider	Demand	7.00%	747	747	—	747	42	705
Note payable to network provider	Jul. 1/04	10.00%	396	242	154	613	219	394
Note payable, Winter Harbor (ii)	Demand	Prime+9%	1,999	1,999	—	1,999	1,999	—
Note payable to RSL estate	Mar. 31/04	10%, imputed	881	—	881	—	—	—
Corporate debenture	Nov. 15/06	8.50%	298	—	298	298	—	298
Building mortgage payable	Aug. 17/12	9.84%	—	—	—	797	42	755

US $ denominated debt			4,321	2,988	1,333	4,454	2,302	2,152

Total - Mortgages and loans payable			26,158	3,630	22,528	6,150	2,302	3,848

(i)	On April 8, 2003, the Company entered into an agreement to extend the maturity date with the lender to April 1, 2004, under the same terms and thus the facility has been classified as long-term.

(ii)	As of September 30, 2001, I-Link was in default on an equipment lease. This lease was collateralized by a letter of credit issued by an affiliate of Winter Harbor LLC, a former majority shareholder of I-Link. On October 11, 2001, the leasing company drew against the letter of credit in the amount of $1,999. At that time, the Company recorded the liability related to this draw on the letter of credit in the consolidated financial statements. On October 26, 2001, I-Link received a demand for payment from Winter Harbor LLC for the amount of the draw on the letter of credit and interest (at prime plus 9%) since October 11, 2001. I-Link is evaluating Winter Harbor LLC’s demand in light of the various agreements entered into among I-Link, Counsel Communications LLC and Winter Harbor LLC.

(b) Revolving credit facility

The Company has a facility that enables the Company to borrow up to a maximum of $20,000 subject to certain restrictions and borrowing base limitations. The maximum available borrowing base is determined as a specific percentage of eligible accounts receivable in WorldxChange, a subsidiary in which, through I-Link, the Company has an indirect ownership interest of 60.2% as at December 31, 2002. The balance outstanding is reduced by the application of payments received on collection of accounts receivable on a daily basis. The facility bears interest at United States prime + 1.75% with a minimum interest rate of 6%. Outstanding balances under the loan are collateralized by substantially all the assets of WorldxChange. Additionally, the loan contains certain financial covenants related to WorldxChange for 2003 and 2004. At December 31, 2002 borrowings under this facility are $9,086 (2001 — $6,996) with $2,634 of unused availability under the facility. The facility expires in December 2004.

(c)  Principal repayments

Principal repayments of debt are due as follows:

	Canadian dollar	US dollar	Total
	denominated debt	denominated debt	debt

	$	$	$
2003	642	2,988	3,630
2004	688	1,035	1,723
2005	736	—	736
2006	700	298	998
2007	655	—	655
Thereafter	18,416	—	18,416

	21,837	4,321	26,158

The estimated fair value of the Company’s debt approximates its carrying value at December 31, 2002 and 2001.

(d) Interest expense

Interest charges consist of:

	2002	2001	2000
	$	$	$

Interest costs:
Mortgages and loans on income producing properties and properties under development	783	4	—
Convertible debentures	3,317	3,688	3,749
Capital leases	635	329	—
Revolving credit line	447	25	—
Other	956	1,631	20
Less:
Interest capitalized to properties under development	(107)	(1)	—
Interest on convertible debenture charged to equity	(3,029)	(3,159)	(3,017)

Interest expense	3,002	2,517	752

13 COMMITMENTS, CONTINGENCIES, GUARANTEES AND CONCENTRATIONS

(a) Commitments

Future minimum payments required under capital leases, operating leases and usage commitments consist of the following as at December 31:

	Capital	Operating	Usage
	leases	leases	commitments (i)
	$	$	$

2003	3,036	5,332	14,184
2004	3,015	4,947	923
2005	1,514	1,834	—
2006	—	1,078	—
2007	—	467	—
Thereafter	—	186

	7,565	13,844	15,107

Less: Amount representing interest at rates of approximately 8% to 12%	705

Present value of net minimum lease payments	6,860
Less: current portion	2,714

Long-term obligations under capital leases	4,146

(i)	Communication subsidiaries have various agreements with U.S. national carriers to lease local access spans and to purchase carrier services. The agreements contain minimum usage commitments with termination penalties up to 100% of the remaining commitment.

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

14 CONVERTIBLE DEBENTURES PAYABLE

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

     At issuance on October 31, 1996, these components were as follows:

$

Financial liability component — present value of future interest obligations at a discount rate of 8.15%	15,852
Principal equity component — present value of principal obligation at maturity at a discount rate of 8.15%	28,868
Holder option equity component	5,280

Face amount	50,000

During 2002, pursuant to normal course issuer bids, the Company purchased for cancellation $200 (2001 — $5,740) of debentures for cash consideration of $141 (2001 — $3,180) which reduced the liability component of the debentures payable by $9 (2001 — $720). As a result of the cancellation of repurchased debentures, the outstanding face amount as at December 31, 2002 is $42,561 (2001 — $42,761). The fair value of the debentures as at December 31, 2002 is $27,882 (2001 — $23,519).

     On December 12, 2002, the Company renewed its normal course issuer bid through the facilities of The Toronto Stock Exchange to purchase up to $2,128 face value of the debentures, or 5% of the outstanding debentures, from December 16, 2002 until October 31, 2003, the maturity date of the debentures.

15 CAPITAL STOCK

The authorized capital stock consists of an unlimited number of common and preferred shares.

     During 2002, pursuant to normal course issuer bids, the Company acquired 748,000 (2001 — 1,444,000; 2000 — 1,688,000) common shares for cancellation for cash of $1,532 (2001 — $2,722; 2000 — $4,730). The excess of the average issue price over the repurchase price is credited to contributed surplus. During 2002, $1,886 was credited to contributed surplus (2001 — $3,878; 2000 — $2,220).

     On December 12, 2002, the Company renewed its normal course issuer bid through the facilities of The Toronto Stock Exchange to purchase up to 1,089,000 common shares, or 5% of the outstanding common shares, from December 16, 2002 through to December 15, 2003.

16 STOCK-BASED COMPENSATION PLANS

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

     A summary of the status of the Company’s stock option plans and changes during the years is as follows:

	2002		2001		2000

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
	(in thousands)	CDN$	(in thousands)	CDN$	(in thousands)	CDN$

Outstanding — beginning of year	3,181	10.03	3,192	13.04	3,570	14.11
Granted	608	2.81	1,045	3.20	564.00	6.63
Exercised	—	—	—	—	-92.00	2.30
Forfeited	(94)	9.05	(1,056)	12.38	(850)	14.46

Outstanding — end of year	3,695	8.87	3,181	10.03	3,192	13.04

Options exercisable — end of year	2,072	13.21	1,922	13.80	2,173	13.91

     The following table summarizes the stock options outstanding and exercisable as at December 31, 2002:

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life	price	exercisable	price
CDN$	(in thousands)	(years)	CDN$	(in thousands)	CDN$

2.39 to 5.60	1,767	6.84	3.12	236	3.79
5.90 to 10.40	360	2.36	9.08	268	9.32
12.40 to 15.20	950	0.01	13.72	950	13.72
16.40 to 18.00	618	0.2	17.71	618	17.71

	3,695	3.54	8.87	2,072	13.21

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

	Restated (1)
	2002	2001	2000
	$	$	$

Net loss, as reported	(28,931)	(62,213)	(45,433)
Pro forma adjustments	(1,995)	(4,249)	(580)

Pro forma net loss for the year	(30,926)	(66,462)	(46,013)

Pro forma net loss per share	(1.53)	(3.02)	(1.97)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

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

     A summary of the status of I-Link’s stock option plans and warrants and changes during the years it was controlled by Counsel is as follows:

	2002		2001

		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of shares	price	of shares	price
	(in thousands)	$	(in thousands)	$

Outstanding — beginning of year	28,033	2.27	45,355	2.57
Granted	95	—	20,509	0.76
Exercised	—	—	—	—
Expired	(2,605)	6.34	(1,643)	3.43
Forfeited	(354)	4.27	(36,188)	1.42

Outstanding — end of year	25,169	1.82	28,033	2.27

Options and warrants exercisable — end of year	25,137	1.82	27,090	2.21

The following table summarizes the stock options and warrants outstanding and exercisable as at December 31, 2002:

				Options and warrants
	Options and warrants outstanding			exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Range of	outstanding	life	price	exercisable	price
exercise prices	(in thousands)	(years)	$	(in thousands)	$

$0.07 to $1.00	15,336	0.60	0.60	15,311	0.60
$1.13 to $3.00	2,813	6.32	2.61	2,813	2.61
$3.14 to $5.87	6,403	4.25	3.93	6,403	3.93
$6.25 to $13.88	617	7.09	6.55	610	6.55

	25,169	2.32	1.82	25,137	1.82

In June 2001, the Company received warrants to purchase 15,000,000 common shares of I-Link at $1.60 per share.

17 INCOME TAXES

The Company’s income tax provision (recovery) differs from the recovery computed at statutory rates as follows:

	Restated (1)
	2002	2001	2000
	$	$	$

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	(327)	(19,961)	(7,797)

Income tax expense (recovery), based on a statutory income tax rate of 38.62% (2001 — 41.74%; 2000 — 43.95%)	(126)	(8,331)	(3,426)
Increase (decrease) in income taxes resulting from:
Change in valuation allowance relating to continuing operations	9,850	10,270	3,830
Effect of change in income tax rates	190	5,932	126
Non-taxable items	—	5,242	(486)
Non-deductible items	2,200	4,264	—
Lower effective tax rate of foreign subsidiaries	(636)	267	2
Large corporations tax provision (recovery) and other taxes	160	64	(52)
Other	(1,983)	2,193	—

Actual income tax provision (recovery)	9,655	19,901	(6)

Represented by:
Current income tax provision (recovery)	(1,206)	683	(1,521)
Future income tax provision (recovery)	10,701	19,154	1,567
Large corporations tax provision (recovery)	160	64	(52)

	9,655	19,901	(6)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

An analysis of earnings (loss) before income taxes, non-controlling interest and discontinued operations by country is as follows:

	Restated (1)
	2002	2001	2000
	$	$	$

Canada	(9,488)	(14,085)	6,241
United States	9,161	(5,876)	(14,038)

	(327)	(19,961)	(7,797)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

The Company’s income tax provision (recovery) by country is as follows:

	2002	2001	2000
	$	$	$

Canada
Current provision (recovery)	160	740	(52)
Future provision (recovery)	(1,190)	3,389	1,116

	(1,030)	4,129	1,064

United States
Current provision (recovery)	(1,206)	7	(1,521)
Future provision	11,891	15,765	451

	10,685	15,772	(1,070)

Total
Current provision (recovery)	(1,046)	747	(1,573)
Future provision	10,701	19,154	1,567

	9,655	19,901	(6)

The composition of the Company’s net future income tax assets and liabilities as at December 31 is as follows:

	Restated (1)
	2002	2001
	$	$

Current future income tax asset:
Deferred revenue	2,144	146
Basis differences of investments	2,823	—
Accrued charges and reserves currently not deductible for income taxes	562	884
Valuation allowance	(5,255)	(60)

Net current future income tax asset	274	970

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

	Restated (1)
	2002	2001
	$	$

Long-term future income tax asset:
Deferred revenue	—	936
Accrued charges and reserves currently not deductible for income taxes	1,562	1,311
Acquired intangible assets	3,435	3,503
Amortization of deferred compensation	1,933	1,933
Basis differences of property, plant and equipment	1,708	—
Other	150	450
Net losses available for carry-forward	57,392	48,113
Valuation allowance	(66,180)	(55,723)

	—	523
Long-term future income tax liability:
Basis differences of investments	(33,045)	(19,690)
Basis differences of property, plant and equipment	(1,638)	(1,066)
Other	(1,867)	(3,049)

Net long-term future income tax liability	(36,550)	(23,282)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

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

18 DISCONTINUED OPERATIONS

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

     A summary of the carrying value of the assets and liabilities for discontinued operations as at December 31 is as follows:

	2002

			Long-term
	MPS	Communications	care	Total

	$	$	$	$
Assets
Current
Cash and cash equivalents	26	—	1,020	1,046
Accounts receivable	188	—	355	543
Other assets	250	—	400	650

	464	—	1,775	2,239

Long-term
Mortgage receivable	—	—	1,528	1,528
Property, plant and equipment, net	50	1,080	18,424	19,554
Telecommunications technology	—	270		270
Property, plant and equipment, net	—	—	—	—
Goodwill, net	—	—	246	246

	50	1,350	20,198	21,598

	514	1,350	21,973	23,837

Liabilities
Current
Accounts payable and accrued liabilities	536	—	5,976	6,512
Deferred revenue	—	—	576	576
Mortgages and loans payable	—	—	181	181

	536	—	6,733	7,269

Long-term
Deferred revenue			115	115
Mortgages and loans payable	—	—	11,540	11,540
Non-controlling interest	161	—	—	161

	161	—	11,655	11,816

	697	—	18,388	19,085

	2001

			Long-term
	MPS	Communications	care	Total

	$	$	$	$
Assets
Current
Cash and cash equivalents	733	—	1,558	2,291
Accounts receivable	320	—	129	449
Other assets	822	—	284	1,106
Receivable from purchaser, net	4,460	—	—	4,460

	6,335	—	1,971	8,306

Long-term
Mortgage receivable	—	—	1,516	1,516
Property, plant and equipment, net	1,335	8,553	19,280	29,168
Telecommunications technology	—	270	—	270
Goodwill, net	933	—	285	1,218

	2,268	8,823	21,081	32,172

	8,603	8,823	23,052	40,478

Liabilities
Current
Accounts payable and accrued liabilities	3,061	—	4,986	8,047
Deferred revenue	—	—	576	576
Mortgage and loans payable	—	—	166	166

	3,061	—	5,728	8,789

Long-term
Deferred revenue	—	—	769	769
Mortgage and loans payable	—	—	11,629	11,629
Non-controlling interest	702	—	—	702

	702	—	12,398	13,100

	3,763	—	18,126	21,889

     The composition of earnings (loss) from discontinued operations for the years ended December 31 is as follows:

	2002	2001	2000
	$	$	$

Medical products and services (“MPS”):
Medical products operations (i)	(2,852)	(5,319)	(3,838)
Pharmaceutical products operations (ii)	(707)	4,519	(32,419)
Pharmacy services operations (iii)	(1,958)	(1,716)	(1,035)
Home health care operations (iv)	—	—	(602)
Communications operations (v)	(12,508)	(23,430)	—
Long-term care operations (vi)	(924)	2,057	252

	(18,949)	(23,889)	(37,642)

(i)  Medical products operations

During the third quarter of 2002, the Company adopted a formal plan of disposal for its medical products business segment. Effective October 4, 2002, the Company disposed of its interest in Sage BioPharma, Inc., through a sale that raised net proceeds of $1,400. The Company incurred a loss on disposition of $463.

     A summary of results of the Company’s discontinued medical products operations for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
	$	$	$

Revenues	3,051	3,641	2,924

Loss on sale	(463)	—	—
Operating losses	(1,308)	(5,407)	(3,838)

Loss before income taxes	(1,771)	(5,407)	(3,838)
Income taxes	(1,229)	—	—
Non-controlling interest	148	88	—

Loss from discontinued operations	(2,852)	(5,319)	(3,838)

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

     A summary of results of the Company’s discontinued pharmaceutical products operations for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
	$	$	$

Revenues	—	—	11,223

Loss before income taxes	—	—	(246)
Income taxes	—	—	12
Non-controlling interest			(197)

Loss from operations	—	—	(61)
Gain (loss) subsequent to measurement date after income taxes of $nil
(2001 — $4,487; 2000 — ($18,958))	(707)	4,519	(32,358)

Earnings (loss) from discontinued operations	(707)	4,519	(32,419)

(iii)  Pharmacy services operations

Effective November 6, 1998, the Company adopted a formal plan of disposal for its pharmacy services operations through the disposition of its interest in Stadtlander Drug Company, Inc. (“Stadtlander”). Discontinued pharmacy services operations include the specialty retail pharmacy business of Stadtlander. The Company sold Stadtlander to Bergen in January 1999. Subsequent to the measurement date, the Company has recorded losses of $1,958 (2001 — $1,716; 2000 — $1,035) after income tax benefits. These losses are due to the cost of the litigation settlement pertaining to Bergen.

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

(v)  Communications operations

During the fourth quarter, the Company’s subsidiary, I-Link, adopted a formal plan of disposal for its VoIP network and customers. On December 6, 2002, I-Link entered into an agreement to sell substantially all of the assets and customer base of I-Link Communications Inc. (“ILC”), a wholly owned subsidiary, to Buyers United Inc. (“Buyers United”). The sale includes the physical assets required to operate I-Link’s nationwide network using its patented VoIP technology (constituting the core business of ILC) and a license in perpetuity to use I-Link’s proprietary software platform. The sale is expected to close in the second quarter of 2003. The sale proceeds consist of 300,000 shares of Series B convertible preferred stock (8% dividend) of Buyers United, subject to adjustment in certain circumstances, of which 75,000 are subject to an earn-out provision (contingent consideration) based on future events related to ILC’s single largest customer. The earn-out takes place over a fourteen-month period beginning January 2003, on a monthly basis. The Company will recognize the value of the earn-out shares when and if earned. As the value of the consideration received is less than the book value of the assets sold, the Company recorded an impairment charge of $1,587 which has been included in the loss from discontinued operations for 2002.

     A summary of the results of the Company’s discontinued communications operations for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
	$	$

Revenues	7,806	16,803

Loss before income taxes	(12,508)	(23,430)
Income taxes	—	—

Loss from discontinued operations	(12,508)	(23,430)

(vi)  Long-term care operations

     During the fourth quarter of 2002, the Company adopted a formal plan of disposal for its long-term care facilities. The Company expects to record a gain on the sale of these businesses, which is expected to close in 2003.

     A summary of results of the Company’s discontinued long-term care operations for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
	$	$	$

Revenues	32,629	31,604	32,045

Earnings (loss) before income taxes	(847)	3,147	252
Income taxes	77	1,090	—

Earnings (loss) from discontinued operations	(924)	2,057	252

19 SEGMENTED INFORMATION

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

	Restated (1)
	2002

	Restated(1)
	Acceris	Acceris	Acceris	Real
	Partners	Solutions	Technologies	Estate	Corporate	Total

	$	$	$	$	$	$
Revenues
Canada	—	—	—	3,343	—	3,343
United States	83,705	1,547	2,837	—	—	88,089

	83,705	1,547	2,837	3,343	—	91,432
Operating costs and expenses
Telecommunication costs (exclusive of depreciation shown below)	49,745	1,191	—	—	—	50,936
Income producing properties	—	—	—	1,448	—	1,448
Selling, general and administrative	27,484	777	4,262	—	13,214	45,737
Research and development	—	—	1,399	—	—	1,399
Provision for doubtful accounts	5,966	33	—	—	—	5,999
Depreciation and amortization	4,056	158	2,123	199	579	7,115

Operating income/(loss) before undernoted items	(3,546)	(612)	(4,947)	1,696	(13,793)	(21,202)
Gains and other income:
Short-term investments	—	—	—	—	28,067	28,067
Other	356	—	—	—	426	782
Impairments and other losses:
Loss on sale of short-term investments	—	—	—	—	(4,011)	(4,011)
Portfolio investments	—	—	—	—	(640)	(640)
Other	—	—	—	—	(722)	(722)
Interest income	—	1	38	—	362	401
Interest expense	(1,160)	(19)	(579)	(676)	(568)	(3,002)

Segment earnings (loss)	(4,350)	(630)	(5,488)	1,020	9,121	(327)

Segment assets as of December 31
Canada	—	—	—	37,982	884	38,866
United States	8,516	2,963	9,318	—	294	21,091

	8,516	2,963	9,318	37,982	1,178	59,957

Capital expenditures	1,649	—	—	—	90	1,739
Other significant non-cash items:
Amortization of deferred revenue	—	(1,643)	—	—	—	(1,643)
Future income taxes	—	—	—	—	10,701	10,701
Accretion of liability component
of debentures payable	—	—	—	—	289	289

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

	2001

	Acceris	Acceris	Acceris	Real
	Partners	Solutions	Technologies	Estate	Corporate	Total

	$	$	$	$	$	$
Revenues
Canada	—	—	—	11	—	11
United States	49,289	—	4,730	—	—	54,019

	49,289	—	4,730	11	—	54,030
Operating costs and expenses
Telecommunication costs (exclusive of depreciation shown below)	35,546	—	—	—	—	35,546
Income producing properties	—	—	—	—	—	—
Selling, general and administrative	20,558	—	8,922	—	14,870	44,350
Research and development	—	—	2,162	—	—	2,162
Provision for doubtful accounts	839	—	—	—	—	839
Depreciation and amortization	2,286	—	5,072	3	1,488	8,849

Operating income/(loss) before undernoted items	(9,940)	—	(11,426)	8	(16,358)	(37,716)
Gains and other income:
Short-term investments	—	—	—	—	42,760	42,760
Portfolio investments	—	—	—	—	64	64
Sale of subsidiary	—	—	589	—	—	589
Retirement of debt	—	—	1,093	—	—	1,093
Impairments and other losses:
Short-term investments	—	—	—	—	(1,957)	(1,957)
Portfolio investments	—	—	—	—	(19,340)	(19,340)
Equity interests in significantly influenced companies	—	—	—	—	(5,582)	(5,582)
Interest income	—	—	81	—	2,564	2,645
Interest expense	(383)	—	(476)	(3)	(1,655)	(2,517)

Segment earnings (loss)	(10,323)	—	(10,139)	5	496	(19,961)

Segment assets as of December 31
Canada	—	—	—	2,433	818	3,251
United States	12,470	—	13,133	—	2,105	27,708

	12,470	—	13,133	2,433	2,923	30,959

Capital expenditures	1,117	—	—	—	46	1,163
Other significant non-cash items:
Amortization of deferred revenue	—	—	(3,197)	—	—	(3,197)
Future income taxes	—	—	—	—	19,154	19,154
Accretion of liability component of debentures payable	—	—	—	—	528	528

20 TRANSACTIONS WITH I-LINK

On October 15, 2002 the Company and I-Link, entered into an Amended and Restated Debt Restructuring agreement (“Amended Agreement”), which amended a July 25, 2002 Agreement. The Amended Agreement was approved by the I-Link board of directors on October 29, 2002. Closing of the Amended Agreement is to take place within three days after obtaining shareholder approval of an amendment to I-Link’s articles of incorporation, which is expected to occur in the second quarter of 2003. The principal terms of the Amended Agreement are that principal and accrued interest of $26,591 (as at October 15, 2002) owed by I-Link to the Company will be exchanged into common stock of I-Link at $0.18864 per share (representing the average closing price of I-Link’s common stock during May 2002). This will result in the issuance of 140,962,770 shares of I-Link common stock upon closing, and the Company’s equity position increasing to 85.0%.

     The Company has made a commitment to fund I-Link as required until April 30, 2004, through long-term inter-company advances or equity contributions. The Company will reimburse I-Link for all costs, fees and expenses, in connection with the Agreement and Amended Agreement, including Special Committee costs and costs related to obtaining shareholder approval of its articles of incorporation.

21 ADDITIONAL LOSS PER SHARE DISCLOSURES

The following is a reconciliation of the numerators and denominators used in computing basic and diluted loss per share.

	Restated (1)
Basic and diluted loss per share:	2002	2001	2000

Numerator:
Loss from continuing operations	(9,982)	(38,324)	(7,791)
Accretion of equity component of debenture payable	(3,029)	(3,159)	(3,017)

Loss available to common shareholders - continuing operations	(13,011)	(41,483)	(10,808)

Loss from discontinued operations	(18,949)	(23,889)	(37,642)

Denominator:
Weighted average common shares outstanding (000’s)	22,195	23,030	24,860

Basic and diluted loss per share from continuing operations	(0.59)	(1.80)	(0.43)

Basic and diluted loss per share from discontinued operations	(0.85)	(1.04)	(1.52)

Basic and diluted loss per share	(1.44)	(2.84)	(1.95)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. See note 2 to these restated consolidated financial statements.

For the years ended December 31, 2002, 2001 and 2000, the Company excluded potential common share equivalents, incremental shares from stock options and shares issuable upon conversion of convertible debentures, from the loss per share calculation as they were anti-dilutive.

22 CONSOLIDATED STATEMENTS OF CASH FLOWS INFORMATION

Supplementary information with respect to the consolidated statements of cash flows is as follows:

	2002	2001	2000

	$	$	$
Cash paid (received) during the period:
Interest	5,401	5,564	4,122
Income tax	(334)	(541)	(1,308)
Non-cash investing and financing activities:
Equipment acquired under capital lease	—	9,535	—
Communications shares acquired on exchange of investment	—	11,908	—
Mortgages and loans assumed on acquisition of income producing properties	20,007	1,700	—

23 RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The following adjustments would be required in order to present the consolidated statements of operations in accordance with U.S. GAAP:

			Year ended December 31,

			Restated (1) 2002	2001	2000
	Notes		$	$	$

Loss from continuing operations - Canadian GAAP			(9,982)	(38,324)	(7,791)
Market value adjustment on trading securities - net	(a	)	(23,481)	(18,417)	42,417
Depreciation of income producing properties	(b	)	(250)	—	—
Future income taxes			8,688	5,666	(15,179)
Revenue from income producing properties	(c	)	61	—	—
Interest on equity portion of convertible debentures	(d	)	(2,277)	(2,339)	(2,268)
Allocation of corporate costs to discontinued operations	(e	)	—	—	512
Gain on retirement of subsidiary debt			—	(1,093)	—

Earnings (loss) from continuing operations - U.S. GAAP			(27,241)	(54,507)	17,691

Loss from discontinued operations - Canadian GAAP			(18,949)	(23,889)	(37,642)
Transitional impairment amount of goodwill	(e	)	(1,000)	—	—
Long-term care facilities :	(e	)
Depreciation			(904)	(1,052)	(1,175)
Gain adjustment as a result of amortization methods			—	3,002	—
Interest on financing obligation			(1,694)	(1,742)	(1,912)
Adjustment to lease expense on long-term care facilities			3,248	2,697	2,866
Allocation of corporate costs to discontinued operations			—	—	(512)

Loss from discontinued operations - U.S. GAAP			(19,299)	(20,984)	(38,375)

Earnings from extraordinary items - Canadian GAAP
Gain on retirement of convertible debentures	(f	)	63	2,019	491
Gain on retirement of subsidiary debt			—	1,093	—

Earnings from extraordinary items - U.S. GAAP			63	3,112	491

Net loss - U.S. GAAP			(46,477)	(72,379)	(20,193)

Other comprehensive income items	(g	)	(37)	793	(8,442)

Comprehensive Income (loss)			(46,514)	(71,586)	(28,635)

Net loss per share - U.S. GAAP			(2.10)	(3.14)	(0.81)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. The adjustment to the net loss of $3,504 and the balance sheet effect are the same under U.S. GAAP as those under Canadian GAAP as described in note 2.

The following adjustments would be required in order to present the consolidated statements of shareholders’ equity in accordance with U.S. GAAP:

			Restated (1)
	Notes		2002	2001

			$	$
Shareholders’ equity - Canadian GAAP			4,884	35,494
Share purchase loans	(h	)	(5,873)	(5,680)
Convertible debentures classified as debt	(d	)	(40,046)	(37,960)
Sale of long-term care facilities as a financing obligation	(e	)	(16,566)	(19,599)
Unrealized gains on short-term investments net of tax of $588 (2001 - $8003)	(a	)	1,003	17,646
Difference in depreciation method	(e	)	(7,790)	(7,199)
Transitional impairment amount of goodwill not charged to equity	(e	)	—	1,000
Deferred financing costs on convertible debentures	(d	)	546	546
Difference in method of revenue recognition for income producing properties	(c	)	(61)	—

Shareholders’ equity - U.S. GAAP			(63,903)	(15,752)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. The adjustment to the net loss of $3,504 and the balance sheet effect are the same under U.S. GAAP as those under Canadian GAAP as described in note 2.

     The following is a restatement of balance sheet categories to reflect the application of U.S. GAAP:

	Restated (1)
	2002	2001
	$	$

Assets
Current assets
Cash and cash equivalents	9,004	23,066
Marketable securities - available for sale	4,662	34,581
Accounts receivable	17,357	19,376
Income taxes recoverable	3,329	2,202
Future income tax assets	274	970
Prepaid expenses and deposits	7,537	5,361
Assets of discontinued operations	2,289	10,574

	44,452	96,130
Long-term assets
Income producing properties	34,669	2,081
Properties under development	3,063	352
Loans receivable	600	1,025
Portfolio investments	4,420	4,219
Property, plant and equipment	12,657	15,393
Intangible assets	9,318	9,699
Assets of discontinued operations	22,709	31,866
Goodwill	—	3,434

	131,888	164,199

Liabilities
Current liabilities
Accounts payable and accrued liabilities	28,617	31,454
Current portion of deferred revenue	1,019	1,218
Revolving credit facility	9,086	6,996
Current portion of mortgages and loans payable	3,630	2,302
Current portion of capital leases	2,714	3,034
Convertible debentures payable	42,561	—
Liabilities of discontinued operations	8,517	10,823

	96,144	55,827
Long-term liabilities
Mortgages and loans payable	22,528	3,848
Capital leases	4,146	6,986
Convertible debentures payable	—	42,761
Future income tax liabilities	35,422	31,285
Liabilities of discontinued operations	37,551	39,244

	195,791	179,951
Shareholders’ Equity
Capital stock	89,088	92,611
Additional paid-in capital	7,983	6,097
Accumulated comprehensive income	4,076	4,113
Accumulated deficit	(165,050)	(118,573)

	(63,903)	(15,752)

	131,888	164,199

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. The adjustment to the net loss of $3,504 and the balance sheet effect are the same under U.S. GAAP as those under Canadian GAAP as described in note 2.

     Accumulated comprehensive income for the Company includes the cumulative unrealized gains or losses on securities available for sale and cumulative foreign currency translation adjustments. The effect on the Company’s results is as follows:

	2002	2001	2000
	$	$	$

Accumulated comprehensive income - beginning of year	4,113	3,320	11,762
Unrealized gains (losses) on available for sale securities	196	(411)	(6,872)
Reclassification adjustments for gains on sale for available for sale securities	—	—	(2,306)
Foreign currency translation	(233)	1,204	736

Other comprehensive income items	(37)	793	(8,442)

Accumulated comprehensive income - end of year	4,076	4,113	3,320

The composition of accumulated comprehensive income is as follows:

	2002	2001	2000
	$	$	$

Unrealized gains (losses) on available for sale securities	—	(196)	215
Cumulative foreign currency translation account	4,076	4,309	3,105

Accumulated comprehensive income - end of year	4,076	4,113	3,320

Summary of accounting policy differences:

(a)  Short-term investments

Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that available for sale securities (short-term investments) be carried at market value with unrealized gains and losses net of income taxes included in results of operations. As a result, under U.S. GAAP, net loss for the year would have increased $23,481 in 2002 (2001 — $18,417; 2000 — $(42,417)) as the gains on sale recorded for Canadian GAAP in the year had already been recognized for U.S. GAAP.

(b)  Depreciation of income producing properties

Accounting Research Bulletin No. 43 requires that the Company depreciate income producing properties using the straight-line method. As a result, under U.S. GAAP, net loss for the year would have increased $250 in 2002 (2001 — $ nil; 2000 — $ nil) while income producing properties would have decreased by a corresponding amount.

(c)  Revenue from income producing properties

U.S. GAAP requires the Company recognize rental revenue on a straight-line basis, whereby the known amount of cash to be received under a lease is recognized into income over the term of the respective lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreement is recorded as deferred rent. As a result, under U.S. GAAP, net loss for the year would have decreased $61 in 2002 (2001 — $ nil; 2000 — $ nil) while deferred rent would have decreased by a corresponding amount.

(d)  Interest on equity portion of convertible debentures

Under Canadian GAAP, CICA HB Section 3860, Financial Instruments, requires the separate presentation of the debt and equity components of a debt instrument, when such a debt instrument can be settled by the issuance of capital stock and is convertible into equity of the Company by the issuer. Interest related to the equity component is charged to Shareholders’ equity through the accretion of equity component of debentures payable. Under Emerging Issues Task Force (“EITF”) 90-91, Convertible Bonds with Issuer Option to Settle for Cash upon Conversion, allocation of compound financial instruments is not acceptable. As a result, under U.S. GAAP, net loss for the year would have increased by $2,277 in 2002 (2001 — $2,339; 2000 — $2,268) while retained earnings would have decreased by a corresponding amount.

(e)  Discontinued operations

The disposition of certain long-term care facilities by the Company in a previous year was recorded as a sale for Canadian GAAP purposes. This transaction is accounted for as a financing rather than a sale for U.S. GAAP purposes due to the Company’s continuing involvement in the properties.

     U.S. GAAP requires that the Company depreciate long-term care facilities using the straight-line method. As a result, under U.S. GAAP, net loss for the year would have decreased $904 in 2002 (2001 — $1,052; 2000 — $1,175) while assets from discontinued operations would have increased by a corresponding amount.

     EITF 87-24 does not permit the allocation of overhead to discontinued operations. As a result, under U.S. GAAP, earnings from continuing operations would have decreased $ nil in 2002 (2001 — $ nil; 2000 — $512) while earnings from discontinued operations would have increased by a corresponding amount.

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

Goodwill and intangible assets

Commencing January 1, 2002, new generally accepted accounting principles in Canada and the United States, for intangible assets with an indefinite life and goodwill apply to the Company. Thus, U.S. GAAP pronouncement Statement of Financial Accounting Standards 142, Goodwill and Other Intangible Assets (“FAS 142”), requires the effect of adoption to be recorded as a change in accounting principles, charged to earnings, in the period the change is effected. Under Canadian GAAP (note 2), the transitional amount is charged to retained earnings (CICA HB 3062).

     As of June 30, 2002, the Company completed the assessment of the quantitative impact of the transitional impairment test on its goodwill and other intangible assets. An impairment of $1,000 was determined relating to the impaired goodwill of SageBiopharma Inc.

     The table below discloses the pro-forma effect had the years ended December 31, 2001 and 2000 been subject to FAS 142:

	Restated (1)
	2002	2001	2000
	$	$	$

Earnings (loss) from continuing operations - U.S. GAAP	(27,241)	(54,507)	17,691
Goodwill amortization expense	—	(2,385)	(2,999)

Adjusted earnings (loss) from continuing operations - U.S. GAAP	(27,241)	(52,122)	20,690

Adjusted basic and diluted earnings (loss) per share from continuing operations	(1.23)	(2.26)	0.83

	Restated (1)
	2002	2001	2000

	$	$	$
Net loss as reported - U.S. GAAP	(46,477)	(72,104)	(20,193)
Goodwill amortization expense	—	(3,791)	(7,381)

Adjusted net loss	(46,477)	(68,313)	(12,812)

Adjusted basic and diluted net loss per share	(2.10)	(2.97)	(0.52)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. The adjustment to the net loss of $3,504 and the balance sheet effect are the same under U.S. GAAP as those under Canadian GAAP as described in note 2.

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

     As a result, under U.S. GAAP, earnings from extraordinary items would have increased by $63 in 2002 (2001 — $2,019; 2000 — $491) while contributed surplus would have decreased by a corresponding amount.

     The Company also realized a gain on the retirement of subsidiary debt in 2001.

(g)  Comprehensive income

Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that available for sale securities, which include any security for which the Company has no immediate plans to sell but which may be sold in the future (portfolio investments), be carried at market value based on quoted market prices. Realized gains and losses, net of income taxes, including declines in value judged to be non-temporary are included in the determination of earnings. Unrealized gains and losses are recorded, net of income taxes, as a separate component of comprehensive income.

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

(h)  Share purchase loans

EITF 85-1, Classifying Notes Received for Capital Stock, requires that employee share purchase loans be presented as a deduction from capital stock. As a result, under U.S. GAAP, capital stock would have decreased $5,873 in 2002 (2001 — $5,680; 2000 — $2,595) while loans receivable would have decreased by a corresponding amount.

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

	Restated (1)
	2002	2001	2000
	$	$	$

Net loss - U.S. GAAP	(46,477)	(72,104)	(20,193)
Adjustments for SFAS 123	(1,995)	(4,249)	(580)

Pro forma net loss for the year	(48,472)	(76,353)	(20,773)

Pro forma net loss per share	(2.19)	(3.32)	(0.84)

(1)  On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements to adopt the unencumbered cash basis of accounting for a telecommunications network service offering. The adjustment to the net loss of $3,504 and the balance sheet effect are the same under U.S. GAAP as those under Canadian GAAP as described in note 2.

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

     In April 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 is effective for fiscal years beginning on or after May 15, 2002. SFAS 145 will eliminate SFAS 4. SFAS 4 requires the presentation of debt extinguishment as an extraordinary item. Gains from debt extinguishment will now be reported by the Company in the results of continuing and discontinued operations. The impact for the year ended December 31, 2002 would be to decrease earnings from extraordinary items by $63 (2001 — $3,112;

2000 — $491) and increase earnings from discontinued operations by a corresponding amount.

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