Form 20-F
period 2003-12-31
COUNSEL CORP
filed 2004-06-30
CIK 939897

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003 was 48,587,262 Common Shares.

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

PART I

Unless the context otherwise requires, references herein to “the Company”, “the Corporation” or to “Counsel” are to Counsel Corporation and its consolidated subsidiaries.

All amounts are indicated in thousands of US dollars, except for per share information, unless otherwise indicated.

NOTE REGARDING FORWARD LOOKING STATEMENTS

          This document contains forward-looking statements that involve risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plans”, “continue”, or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include, without limitation, the timing of acquisitions and expansion opportunities, technological change and changes to the business environment that may impact the Company’s capital expenditures and competitive factors that may impact revenue and operating costs and alter the timing and amount of the Company’s capital expenditures. Any of these factors could cause actual results to vary materially from current results or the Company’s currently anticipated future results and financial position. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date this annual report was first filed with the Securities and Exchange Commission. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in “Item 3. Key Information — Risk Factors”.

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3: KEY INFORMATION

A. SELECTED FINANCIAL DATA

     The following table presents selected financial data for the Company for the years ended, or as at, December 31 indicated below. The Company’s reporting currency is the US dollar. This data is derived from the consolidated financial statements of the Company included in this annual report under Item 18, as well as from previously published annual reports, which are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and which are reconciled to accounting principles generally accepted in the United States (“U.S. GAAP”) in note 26 of the Company’s consolidated financial statements. The selected financial data should be read in conjunction with the Company’s consolidated financial statements and notes thereto and the Company’s Operating and Financial Review and Prospects set forth under Item 5.

	2003	2002	2001	2000	1999
	$	$	$	$	$
Operating revenues	143,711	91,432	54,030	—	—
Loss from continuing operations	(21,624)	(9,982)	(38,324)	(7,791)	(88,253)
Earnings (loss) from discontinued operations	(636)	(18,949)	(23,889)	(37,642)	136,451
Net earnings (loss)	(22,260)	(28,931)	(62,213)	(45,433)	48,198
Earnings (loss) per common share — basic and diluted
Loss from continuing operations	(0.94)	(0.59)	(1.80)	(0.43)	(3.47)
Earnings (loss) from discontinued operations	(0.02)	(0.85)	(1.04)	(1.52)	5.21
Net earnings (loss)	(0.96)	(1.44)	(2.84)	(1.95)	1.74
Total assets	143,589	134,714	142,322	228,863	278,890
Net assets	(13,084)	4,884	35,494	104,503	156,725
Capital stock	134,142	99,434	102,852	109,452	116,251
Number of common shares outstanding (in thousands)	48,587	21,745	22,493	23,937	25,533
Dividends per share	0.00	0.00	0.00	0.07	1.01

B. CAPITALIZATION AND INDEBTEDNESS:

     Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS:

     Not applicable.

D. RISK FACTORS

     The following important factors, among others, could cause the Company’s actual results to differ materially from those anticipated in forward-looking statements made in this annual report or presented elsewhere by management from time to time. To fully appreciate the risk factors, the reader is encouraged to read this document in full.

Keep Well for Acceris (91% held investment; 100% consolidated)

     Counsel has agreed to fund through long-term inter-company advances or equity contributions, all capital investment, working capital or other operational cash requirements of a major subsidiary, Acceris Communications Inc. (“Acceris”), (the “Keep Well”). The Keep Well obligates Counsel to continue its financial support of Acceris through June 30, 2005. During 2003, Counsel advanced Acceris approximately $7,896 under its Keep Well, converted approximately $5,667 of accrued interest into principal and converted $40,673 of existing loans receivable from Acceris into equity in Acceris, increasing its ownership of Acceris from 70% to 91%. In 2004, Acceris intends to approach the capital markets directly to raise funds. Should this not occur, Acceris will call upon the Keep Well. At December 31, 2003, Counsel had $19,377 in cash and equivalents and short-term investments to support any requirements under the Keep Well. Counsel also has the ability to obtain additional financing on its existing assets, including but not limited to its 91% equity interest in Acceris and loans receivable from Acceris, as well as its long-term care, real estate and other corporate assets. While management believes that the Company will be able to meet its commitments, the possibility exists that unforeseen events, adverse business conditions, or other factors could affect the Company’s liquidity. If such events or conditions occur, management believes the Company could pursue alternative plans. However, there can be no assurance that such alternatives will be available or that management will be successful in their implementation.

Credit risk

     The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and loans receivable. Cash and cash equivalents are on deposit at major financial institutions. The Company’s communications customers are generally concentrated in areas of highest population in the United States, more specifically California, Florida, New York, Texas and Illinois. No single customer accounted for over 10% of revenues in 2003 or 2002. An allowance for doubtful accounts is established based upon the overall credit worthiness of specific customers.

Interest rate risk

     Interest rate risk arises due to the exposure to the effects of future changes in the prevailing level of interest rates. The Company is exposed to interest rate risk arising from fluctuations in interest rates primarily on its revolving credit facility, and on its mortgages, which are dependent on prevailing rates at renewal.

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

     In addition, Counsel has a number of self-sustaining operations, the disposal of which could result in the recognition of deferred exchange gains or losses.

Acquisitions and integration

     Counsel pursues a strategy of acquiring businesses in order to achieve growth, scale and, ultimately, profitability. If Counsel is unable to find suitable acquisitions or the funding to complete them, the Company may not realize its strategic goals. Likewise, the speed and effectiveness with which the Company is able to integrate acquired companies into existing businesses and realize anticipated synergies could have a significant short-term impact on profitability.

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

Volatile telecommunications market

     During the last several years, the telecommunications industry has been very volatile as a result of over capacity, which has led to price erosion and bankruptcies. If the Company cannot control subscriber and customer attrition through maintaining competitive services and pricing, revenue could decrease significantly. Likewise, by maintaining competitive pricing policies, the revenue per minute earned by the Company may decrease significantly. Both scenarios could result in the Company not meeting profitability targets.

Telecommunications growth

     Acceris is a growing business that faces several challenges, especially when compared to larger companies in the same business, including:

•	a small management team

•	limited capital and financial resources

•	its small size

•	a small market share

     All these factors might make Acceris unable to compete with larger, older, better capitalized businesses.

     In order to increase Acceris’ subscribers, Acceris must be able to replace terminating subscribers and attract new subscribers. However, the sales and marketing expenses and other subscriber costs associated with attracting new subscribers are substantial. Acceris’ ability to improve or maintain operating margins will depend on the ability to retain and attract new subscribers. While Acceris continues to invest resources in the telecommunications infrastructure, customer support resources, sales and marketing expenses and subscriber acquisition costs, Acceris’ future efforts might not improve subscriber retention or acquisition.

Telecommunications expansion strategy

     Acceris’ ability to develop and implement an expansion strategy, manage the same and respond to growth will be critical to Acceris’ success. To accomplish growth strategy, Acceris will be required to invest additional capital and resources and expand its geographic markets. Acceris cannot provide assurance that they will be successful in developing, implementing or managing any such growth strategies. If Acceris is successful in its growth strategy, there will be additional demands on their customer support, marketing, administrative and other resources. There can be no assurance Acceris will be able to manage expanding operations effectively or that Acceris will be able to maintain or accelerate the rate of growth.

New telecommunications product and service offerings as well as new markets

     From time to time the Company introduces new products and services or expands previous product and service offerings to the existing and target markets. For instance, in the fourth quarter of 2003 Acceris announced the introduction of local exchange service under the terms of the Unbundled Network Element Platform authorized by the Telecommunications Act of 1996. Acceris’ prospects must therefore be considered in light of the risks, expenses, problems and delays inherent in establishing new lines of business in a rapidly changing industry. Although the Company believes it can successfully differentiate its product and service offerings from others in the marketplace, the Company must be able to compete against other companies who may already be established in the marketplace and have greater resources. There can be no assurance the Company will be successful in adding products or services or expanding into new markets or that its administrative, operational, infrastructure and financial resources and systems will be adequate to accommodate such offerings or expansion.

Telecommunications independent agents

     The Company’s market penetration primarily reflects the marketing, sales and customer service activities of its independent agents, who market Acceris’ products and services on a commission basis. The use of these agents exposes the Company to significant risks, including the fact that the Company depends on the continued viability, loyalty and financial stability of these agents. The Company’s’ future success depends in large part on the ability to recruit, maintain and motivate these agents. The Company is subject to competition in the recruiting of agents from other organizations that use agents to market their products and services, including those that market telecommunications services. Because of the number of factors that affect the recruiting, performance and viability of these agents and Acceris’ relationship with the agents, the Company cannot predict when or to what extent Acceris will be able to continue to recruit, maintain and motivate agents effectively, nor can the Company predict the difficulties or costs associated with terminating any of these agency relationships.

Telecommunications lines

     The Company uses other companies to provide data communications capacity via leased telecommunications lines and services to and from geographic areas that are not covered by our own network. MCI, Verizon, AT&T, Global Crossing, Qwest and other regional companies provide significant portions of the leased telecommunications lines and services that Acceris uses. If any of these suppliers were unable or unwilling to provide or expand their current levels of service to Acceris in the future, the services the Company offers to its subscribers would be affected. Although leased telecommunications lines are available from several alternative suppliers, the Company might not be able to obtain substitute services from other providers at reasonable or comparable prices or in a timely fashion. Significant interruptions of its telecommunications services might occur in the future, and it might not be able to provide the level of service it currently offers. Changes in tariffs, regulations, or policies by any of its telecommunications providers might limit or eliminate its ability to continue to offer long-distance or local dial tone service on commercially reasonable or profitable terms.

Telecommunications billing, collection and network services

     The Company utilizes the services of certain competitive local exchange carriers (“CLECs”) to bill and collect from customers for a significant portion of its revenues. If the CLECs were unwilling or unable to provide such services in the future, the Company would be required to significantly enhance its billing and collection capabilities in a short amount of time and the Company’s collection experience could be adversely affected during this transition period. If the CLECs were unable to remit payments received from their customers relating to Acceris’ billings, the Company’s operations and cash position could be adversely affected. Management believes the Company has strong business relationships with the CLECs.

     The Company depends on certain large telecommunications carriers to provide network services for significant portions of Acceris’ telecommunications traffic. If these carriers were unwilling or unable to provide such services in the future, the Company’s ability to provide services to customers would be adversely affected and the Company might not be able to obtain similar services from alternative carriers on a timely basis. Management believes the Company has strong business relationships with its important carriers.

Telecommunications enterprise billing

     The retail segment of Acceris relies on an enterprise billing solution to bill customers. If that technology failed to operate as expected, there is a risk that revenue could be lost or customers could be billed incorrectly.

Telecommunications trends

     The market for telecommunications services is extremely competitive. To be competitive and meet changing customer requirements, the Company must be attentive and responsive to rapidly changing technology, evolving industry standards, emerging competition and frequent new software and services introductions.

Technology changes

     A portion of the communications business is built on the licensing of certain technology. New technologies may emerge that would make the Company’s product offering obsolete without the pursuit of technological advances that would require substantial time and expense and may not succeed in adapting the Company’s technology offering to new or alternate technologies. In addition, there may be other businesses that are attempting to introduce products similar to those the Company offers or plans to offer for the transmission of business information over the Internet. The Company might not be able to successfully compete with these market participants.

     The Company must continue to have up to date technology and be attentive to general economic trends in order to compete in the communications services industry.

Government regulation

     The telecommunications industry is subject to government regulation at federal, state and local levels. Any change in current government regulation regarding telecommunications pricing, system access, consumer protection, or other relevant legislation could have a material impact on the results of operations. Most of the Company’s current operations are subject to regulation by the Federal Communications Commission “FCC” under the Communications Act of 1934. In addition, certain of the Company’s operations are subject to regulation by state public service commissions. Changes in the regulation of, or the enactment of changes in interpretation of, legislation affecting the Company could damage its operations and lower the price of its common stock.

     Through the Telecommunications Act of 1996, Congress sought to establish a competitive and deregulated national policy framework for advanced telecommunications and information technologies. To date, local exchange competition has not progressed to a point where significant regulatory intervention is no longer required. Regulators believed that a “hands-off” policy would drive local exchange service into an adequately competitive market, but there continues to be a strong need for policy issue clarification and construction. Some policy changes have been addressed through the court system, not the regulatory system. For instance, the FCC has attempted several times to develop a list of “Unbundled Network Elements” (“UNEs”), which are portions of the incumbent local exchange carriers (“ILECs”) networks and services that must be sold separately to competitors. On several occasions, the courts have rejected the FCC’s approach to defining UNEs. The FCC’s most recent attempt to develop rules, the Triennial Review Order, was vacated by the U.S. Circuit Court of Appeals in Washington D.C. on March 4, 2004. The inability to purchase UNEs could increase the Company’s costs for providing local service, or prevent the Company from providing the service altogether.

     The Telecommunications Act, among other things, allows the Regional Bell Operating Companies and others to enter the long-distance business. Entry of the Regional Bell Operating Companies and other entities, such as electric utilities and cable television companies, into the long-distance business may have a negative impact on the Company or its customers. The Company anticipates that some of these entrants will prove to be strong competitors because they are better capitalized, already have substantial customer bases, and enjoy cost advantages relating to local telecom lines and access charges. This could adversely impact the results of the Company’s operations, which could have a negative impact on the Company’s common stock. In addition, the Telecommunications Act provides that state proceedings may, in certain instances, determine access charges that the Company is required to pay to the local exchange carriers. If the proceedings occur, rates could increase, which could lead to a loss of customers, weaker operating results and a lower price of the Company’s common stock.

     Recent legislation in the U.S. (the Sarbanes-Oxley Act of 2002) is increasing the scope and cost of work provided to the Company by its auditors and legal advisors. Many guidelines have not yet been finalized and there is a risk that the Company will incur significant costs in the future in order to comply with legislative requirements, thereby reducing profitability.

Real Property Ownership

     All real property investments are subject to elements of risk. Such investments are affected by general economic conditions, local real estate markets, supply and demand for commercial premises, competition from other available premises and various other factors.

     The value of real property and any improvements thereto may also depend on the credit and financial stability of the tenants. The Company’s cash flow from operating activities would be adversely affected if a significant number of tenants were to become unable to meet their obligations under their leases or if a significant amount of available space in the properties in which the Company were to have an interest were not able to be leased on economically favourable lease terms. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favourable to the Company than the existing lease. In the event of default or limitations in enforcing rights as lessor may be experienced and substantial costs may be incurred in protecting the Company’s investment. Furthermore, at any time, a tenant of any of the Company’s properties may seek the protection of bankruptcy, insolvency or similar laws that could result in the rejection and termination of such tenant’s lease and thereby cause a reduction in the cash flow available to the Company. The ability to rent unleased space in the properties in which the Company has an interest will be affected by many factors. Costs may be incurred in making improvements or repairs to property required by a new tenant. The failure to rent unleased space on a timely basis or at all would likely have an adverse effect on the Company’s financial condition. The Company’s income producing properties have a relatively high level of occupancy with exposure to lease expiries in the near term being low. As such, the Company believes that the net rental income from its income producing properties, absent any bankruptcy of a tenant, is stable in the near term.

     Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership of real property regardless of whether the property is producing income. As well, if the Company is unable to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its right of foreclosure or sale. The Company is subject to the risks associated with debt financing, including the risk that its mortgages will not be refinanced or that the terms of such refinancing will not be as favourable as the terms of existing indebtedness

     The real estate business is competitive. Numerous other developers, managers and owners of commercial properties compete with the Company in seeking tenants and prospective purchasers for its non-strategic properties. Some of the properties owned by the Company’s competitors are newer or better located or less leveraged than the Company’s properties. Some of the Company’s competitors are better capitalized and stronger financially and hence better able to withstand an economic downturn. The existence of competing developers and owners and competition for the Company’s tenants could have an adverse effect the Company’s revenues and its ability to meet its debt obligations.

Key employees

     The Company has certain employees that it considers to be key. Many of these employees are involved in executing the strategy for the planned results discussed above. If these key employees cease to be employed with Counsel, planned results could be delayed or might not materialize. The Company mitigates this risk through the use of employment contracts, the formalization of the Company’s strategy and business plans, and by ensuring the existence of timely knowledge exchange and collaboration.

Income tax loss carry forwards

     Restrictions in the Company’s ability to utilize income tax loss carry forwards have occurred in the past due to the application of certain change in ownership tax rules in the United States. There is no certainty that the application of these rules may not reoccur resulting in further restrictions on its income tax loss carry forwards existing at a particular time. Any such additional limitations could require the Company to pay income taxes in the future and record an income tax expense to the extent of such liability.

     The Company could be liable for income taxes on an overall basis while having unutilized tax loss carry forwards since these losses may be applicable to one jurisdiction and or particular line of business while earnings may be applicable to a different jurisdiction and or line of business. Additionally, income tax loss carry forwards may expire before the Company has the ability to utilize such losses in a particular jurisdiction and there is no certainty that current income tax rates will remain in effect at the time when the Company has the opportunity to utilize reported tax loss carry forwards.

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

Terrorist attacks or acts of war

     Terrorist attacks or acts of war may cause damage or disruption to the Company’s operations, its employees, its facilities and its customers, which could significantly impact its revenues, costs and expenses, and financial condition. The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that have created many economic and political uncertainties, some of which may materially adversely affect the Company’s business, results of operations, and financial condition. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility have created many economic and political uncertainties, which could materially adversely affect the Company’s business, results of operations, and financial condition in ways that management currently cannot predict.

ITEM 4: INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

     421367 Ontario Limited, the predecessor to Counsel Corporation, was incorporated under the laws of the province of Ontario by Articles of Incorporation dated August 2, 1979. It changed its name to Counsel Financial Services Limited by Articles of Amendment effective October 26, 1979, and changed its name to Counsel Trustco Corporation by Articles of Amendment effective July 15, 1982. The corporation amalgamated with its wholly owned subsidiary, 475848 Ontario Limited (formerly Counsel Management Limited), by Articles of Amalgamation effective December 31, 1984. By Articles of Amendment, effective May 22, 1986, the Corporation changed its name to Counsel Corporation. By Articles of Amendment, effective May 5, 1987, the Corporation subdivided each of its issued and unissued common shares on a 3 for 2 basis. The corporation amalgamated with its wholly owned subsidiary, Counsel Healthcare Assets Inc., by Articles of Amalgamation effective December 31, 1998 (the amalgamated corporation is hereinafter referred to as “Counsel” or “ the Company” or “the Corporation”). By Articles of Amendment effective June 9, 1999, the Corporation simplified its capital structure by replacing its authorized classes and series of preferred shares with one class of preferred shares, none of which are currently outstanding, and by changing the authorized number of its common shares to an unlimited number. By Articles of Amendment effective December 19, 2003, the Corporation was authorized to issue, as a series of preferred shares, 12 million shares designated as Preferred Shares, Series A, which are convertible into common shares on a one-for-one basis and are entitled to vote on an “as converted” basis, together with the holders of common shares, on all matters submitted to a vote of shareholders.

     The registered and principal office of the Corporation is located at Exchange Tower, Suite 1300, 130 King Street West, Toronto, Ontario, M5X 1E3, and its telephone number is (416) 866-3000.

     The following chart indicates the principal subsidiaries of the Corporation, their jurisdiction of incorporation and the percentage of voting securities thereof which are owned directly or indirectly by the Corporation as at December 31, 2003:

     The Corporation is a diversified company engaged primarily in the ownership and development of companies that provide services and products in the United States and Canada. In 2003 and 2002, the Corporation focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada. In 2001, the Corporation was also engaged in the medical products, technology services and long-term care sectors.

     In June 1998, the Corporation acquired a 61% interest in Sage BioPharma, Inc. (“Sage”), which was engaged in providing hormonal therapy products in the United States. In November 1998, the Corporation completed the acquisition of an 82.5% interest in FARO Pharmaceuticals, Inc. (“FARO”), which was focused on the market for ‘below threshold’ drugs — specific drugs with less than approximately US$50 million in annual sales that larger drug companies do not have the inclination to promote. Sage and FARO were merged on December 31, 1999. The merged company was continued as FARO Pharmaceuticals, Inc. with Counsel owning 78.3% of the combined company. In the second quarter of 2000 Counsel adopted a plan to dispose of FARO’s pharmaceutical products business, and this was accomplished on April 30, 2001 with the sale of the assets related to this business. In November 2001, the Corporation acquired the FARO shares held by FARO’s minority shareholders, which resulted in its interest in Sage increasing to 90.4%. During the third quarter of 2002, the Corporation adopted a formal plan of disposal for its medical products business segment and, effective October 4, 2002, disposed of its interest in Sage.

     In October 1999, Counsel entered the technology sector through the acquisition of a 25.2% interest in Impower, Inc. (“Impower”), which was increased to 33.6% during 2000. Impower, a private company, provides transaction-based Internet direct marketing and electronic database management products and services. In 2000 Counsel continued to expand in the technology sector with the acquisition of: a 28.5% interest in Proscape Technologies, Inc. (“Proscape”), which was increased to 36% during that year; a 26% interest in IBT Technologies, Inc. (“IBT”) which was increased to 27.7% during that year; and a 22.5% interest in Core Communications Corporation (“Core”), which was diluted to 12.9% during that year, and which has subsequently been diluted to approximately 5%. Proscape, a private company, develops, markets and supports marketing and sales information software systems for middle market and Fortune 1000 companies. IBT, a private company, is an application service provider that developed, deployed and supported media-rich e-learning products and services delivered over the Internet for business training and post-secondary educational applications. Core, a private company, provides managed network services for high-speed data communications in hotel and convention meeting spaces. In February 2001, the Corporation increased its ownership of Proscape from 36.0% to 56.5% for US$2.9 million. In the fourth quarter of 2001 the Corporation decided to cease further funding of Proscape and, consequently, Proscape has made alternative arrangements for funding which has reduced the Company’s interest to below 20% (currently approximately 9%). In August 2001, Impower made a voluntary filing under Chapter 11 of the U.S. bankruptcy legislation to seek protection from its creditors. Impower was reorganized and emerged from Chapter 11 in 2002, resulting in the Corporation receiving a 17.5% fully diluted interest in Impower as well as US$550,000 of preferred stock. The Company disposed of its interest in Impower in 2003. The Corporation increased its interest in IBT from 27.7% to 49.5% as a result of investments of US$1.8 million and US$0.7 million in May and September 2001, respectively. In December 2001, IBT made a voluntary filing under Chapter 7 of the U.S. bankruptcy legislation and the Corporation has written off its entire equity investment in IBT. In 2002, the Corporation decided to cease further investment in the technology sector and no longer has any significant influence with respect to Core, Proscape and Impower. Consequently, its interests in these companies are classified as portfolio investments on its consolidated balance sheet.

     In the long-term care sector as of December 31, 2003, the Corporation leased and operated seven nursing homes in Canada and owned three (six in 2000) nursing homes in the United States and five retirement centres in Canada. In September 2001, the Corporation’s three nursing homes in Florida were sold for gross proceeds of US$7.0 million, resulting in a pre-tax gain of US$3.4 million. During the fourth quarter of 2002, the Corporation adopted a formal plan of disposal for its long-term care facilities. In October 2003, the Company received notices of intent from the lessee of its five retirement centers in Canada to exercise options to purchase the centers. The total purchase price pursuant to the options is Cdn $30.0 million, before costs of disposition, and the transaction closed in the second quarter of 2004. At December 31, 2003, the centres had a net asset value of Cdn $22.2 million and were subject to mortgages aggregating Cdn $18.2 million. The remaining seniors living facilities are expected to be sold by the fourth quarter of 2004.

     In February 2000, Counsel formed Counsel Communications LLC (“Counsel Communications”) to focus on acquiring, consolidating and operating Internet telephony and other telecommunications-related businesses. In February 2001, Counsel Communications acquired Nexbell Communications Inc. (“Nexbell”), a packet telephony infrastructure provider that deployed a network of points of presence to deliver Internet protocol (“IP”) voice and fax services. On March 1, 2001, Counsel Communications acquired a 65% interest in I-Link Incorporated (“I-Link”), a publicly traded provider of enhanced IP voice and data communications services. On April 17, 2001, this interest was increased to approximately 70% when I-Link acquired Nexbell in a stock for stock transaction. In December 2001, Nexbell was sold to an unrelated party. I-Link changed its name to Acceris Communications Inc. (“Acceris”) in 2003.

     In June 2001, Acceris entered the dial-around long distance business through WorldxChange Corp. (“WorldxChange”), a wholly owned subsidiary. WorldxChange purchased certain assets and assumed certain liabilities of WorldxChange Communications, Inc. from a bankruptcy proceeding. WorldxChange is a facilities-based telecommunications carrier that provides international and domestic long-distance service to retail customers. Telecommunication services provided by WorldxChange initially consisted primarily of a dial-around product that allows a customer to make a call from any phone by dialing a 10-10-XXX prefix. Historically, WorldxChange marketed its services through consumer mass marketing techniques, including direct mail and direct response television and radio. In 2002, WorldxChange amended its channel strategy, de-emphasized the direct mail channel and devoted its efforts to pursuing more profitable methods of attracting and retaining customers. Currently, WorldxChange utilizes commercial agents, as well as a network of independent commission agents recruited through its multi-level marketing (“MLM”) programs, to attract and retain customers. Independent agents are non-employee sales people who market and sell Acceris products and services and are compensated through commissions and other incentives. MLM programs provide incentives to current customers who sign up new subscribers.

     Effective November 1, 2001, Counsel Communications acquired Springwell Capital Partners, LLC, a merchant banking firm specializing in the communications industry, which reduced the Company’s interest in Counsel Communications to 88.3%. At the same time, Counsel Communications was renamed Counsel Springwell Communications, LLC (“Counsel Springwell”). In the fourth quarter of 2002 the Corporation ended its affiliation with Springwell Capital Partners, LLC and, effective January 2, 2003, acquired the minority interest in Counsel Springwell, which was renamed Counsel Communications LLC.

     On December 6, 2002, Acceris entered into an agreement to sell substantially all of the assets and customer base of I-Link Communications Inc. (“ILC”), a wholly owned subsidiary, to Buyers United Inc (“BUI”). The sale included the physical assets required to operate Acceris’ nationwide network using patented voice over IP (“VoIP”) technology (constituting the core business of ILC) and a non-exclusive license in perpetuity to use Acceris’ proprietary software platform. The sale closed on May 1, 2003. The sale of the ILC business removed essentially all of Acceris’ technology-based operations that did not pertain to the Company’s proprietary software-based convergence solution for voice and data. This sale marked the final stage of the transformation of Acceris’ technology-based operations into a business principally based, on the licensing of its proprietary software.

     On December 10, 2002, Acceris completed the purchase of the Enterprise and Agent business of RSL Com U.S.A. Inc. (“RSL”) from a bankruptcy proceeding. The acquisition included the assets used by RSL to provide long distance voice and data services, including frame relay, to small and medium size businesses (“Direct” business), and the assets used to provide long distance and other voice services to small businesses and the consumer/residential market (“A&R” business), together with the existing customer base of the Enterprise and Agent business.

     In July 2003, Acceris acquired all of the outstanding shares of Transpoint Communications, LLC and Local Telecom Holdings, LLC (collectively “Transpoint”). The acquisition of Transpoint provided Acceris with further penetration into the commercial agent channel and a larger commercial customer base.

     Starting the fourth quarter of 2003, Acceris also began to offer local communications products to its residential and small business customers. The service will be provided under the terms of the Unbundled Network Element Platform (“UNE-P”) authorized by the Telecommunications Act of 1996 and will be available in New York and New Jersey initially, expanding to other markets throughout the United States. In the second quarter of 2004, Acceris entered the Pennsylvania, Massachusetts and Florida markets. Acceris anticipates adding additional states in Version, BC and BellSouth territories in the second half of 2004.

     Today, Acceris’ technology-based segment remains focused on delivering solutions for voice and data services to its partners and customers. With over nine years’ experience developing VoIP technologies, Acceris continues to offer a solution for companies to reduce telecommunication costs and/or to enter the enhanced communications market. Acceris continues to actively market its voice and data services and solutions, and to license its enhanced services platform, domestically and internationally, to organizations that wish to offer voice services without incurring high development costs. Acceris is pursuing opportunities to leverage its patents through a strategy to license the technology to carriers, equipment/soft switch manufacturers and customers who are deploying IP for phone-to — phone communications. Technology licensing revenues are project-based and, as such, these revenues vary from period to period based on timing and size of technology licensing projects and payments.

     The Corporation entered the real estate sector in 2002 when it completed the acquisition of five income producing properties, consisting of approximately 730,000 square feet of leaseable area. The Company has property under development in Brampton, Guelph and Peterborough, Ontario.

Over the past three years, the following major events influenced the development of the Corporation’s business:

     Corporate

•	The Company settled its outstanding 6% convertible debentures at maturity (October 31, 2003) by delivering 690 common shares for each thousand dollars of principal, resulting in the issuance of 28.2 million common shares.

•	Counsel increased its ownership interest in Acceris, from 70% to 91%, on November 30, 2003 when Counsel converted US$40.7 million of its loans receivable from Acceris to common shares.

•	The Company raised US$15 million through the issuance of 10 million convertible preferred Class A shares in December 2003.

     Communications

•	On March 1, 2001, the Corporation acquired a 65.2% interest in I-Link, an enhanced Internet Protocol voice and data communications services provider, for cash consideration of US$5.113 million, and agreed to invest US$10 million in the form of three-year debt convertible into common shares at a conversion rate of US$0.56 per share.

•	On April 17, 2001, I-Link acquired Nexbell in exchange for the issuance of 17,500,000 shares of I-Link to the Corporation, thereby increasing the Corporation’s interest in I-Link to 70.5% on a primary basis.

•	On June 4, 2001, I-Link acquired certain net assets of WorldxChange, a 10-10-XXX dial-around business, for cash consideration of US$13 million.

•	On September 6, 2001, all outstanding shares of I-Link’s Class C, preferred stock automatically converted into shares of common stock in accordance with their terms. I-Link issued additional common stock in satisfaction of this conversion and its obligations to pay dividends to the conversion date, resulting in the dilution of the Corporation’s interest to 68.1%.

•	Effective November 1, 2001, Counsel Communications acquired Springwell Capital Partners, LLC, a merchant banking firm specializing in the communications industry, in exchange for an 11.7% interest in Counsel Communications, at which time Counsel Communications was renamed Counsel Springwell Communications. This had the effect of reducing the Corporation’s interest in I-Link to 60.2%.

•	During the quarter ended September 30, 2001, I-Link performed a recoverability analysis, based on undiscounted cash flows, with respect to the goodwill recorded on its acquisition of Nexbell. This analysis resulted in an impairment charge of US$8.04 million as a consequence of projected losses associated with Nexbell’s prime product, and the decision was made to adopt a plan to discontinue this product. Subsequently, in December 2001, Nexbell was sold to an unrelated party for a gain of US$589 thousand.

•	In the fourth quarter of 2002 the Corporation ended its affiliation with Springwell Capital Partners and, effective January 2, 2003, acquired the minority interest in Counsel Springwell, which was renamed Counsel Communications LLC.

•	On December 6, 2002, I-Link entered into a definitive purchase and sale agreement to sell substantially all of the assets and customer base of ILC, to BUI, which closed on May 1, 2003. The sale included the physical assets required to operate Acceris’ nationwide network using patented VoIP technology (constituting the core business of ILC business) and a fully paid perpetual license to Acceris’ proprietary software based network convergence solution for voice and data. The sale of the ILC business removed essentially all operations that did not pertain to our proprietary software-based convergence solution for voice and data. The sale price consisted of US$3 million of convertible preferred shares of BUI, a public company, which, subject to adjustment in certain circumstances, were convertible into 1.5 million common shares

•	On December 10, 2002, Acceris through WorldxChange completed the purchase of the Enterprise and Agent business of RSL in order to advance its commercial agent business, increase network utilization, and provide an entry into the management of information technology services for enterprise clients. Acceris paid a purchase price of US$7.5 million in cash plus a non-interest bearing note for US$1.0 million, which matures on March 31, 2004 and is subject to certain closing balance sheet adjustments, and agreed to pay up to an additional US$2.0 million in consideration due on March 31, 2004, contingent upon the achievement of certain revenue levels by the Direct business for the year 2003.

•	In July 2002, the Company, through its controlling interest in Acceris, agreed to purchase certain assets and related liabilities of Transpoint. The acquisition closed on July 28, 2003. The intent of this acquisition was primarily to increase the Company’s customer base in the Company’s agent business and improve network utilization.

•	In 2003, the Company introduced a new name and brand for its communications business, Acceris, and organized its operations into three strategic business units: Telecommunications-Retail, which provides discounted long distance services to both residential and small business customers, primarily through MLM and commercial agent programs; Telecommunications-Enterprise, which offers voice services and fully integrated, fully managed data services to enterprise customers; and Telecommunications-Technologies, a software provider, focused on providing convergence solutions for medium to large-sized voice and data networks, and pursuing the licensing of its patents.

•	Acceris purchased US patent no. 6,243,373 in the fourth quarter of 2003. The acquisition of this patent, along with Acceris’ ownership of US patent no. 6,438,124, provides the Company with a foundational patent portfolio in VoIP.

•	Acceris started offering local dial tone products to its residential and small business customers in the fourth quarter of 2003.

     Real Estate

•	On July 3 and July 10, 2002, The Corporation completed the acquisition of five income producing properties comprising approximately 730,000 square feet of leaseable area and approximately 13 acres of vacant land zoned for retail development in Canada. The purchase price amounted to the Canadian dollar equivalent of US$35.5 million, including closing costs of US$1.0 million. These acquisitions were funded by the assumption of US$20.0 million of first mortgage debt on the properties and US$15.5 million of cash.

•	During 2003, the Company assembled a team of experienced property management professionals and implemented an enterprise-wide financial system, which enabled it to bring its property management services in-house. The Company expects that this will improve service to tenants and lower costs.

•	In 2003, the Company acquired and commenced development of the 14.5 acre Imperial Square retail development site located in Guelph, Ontario. When completed, the centre will contain approximately 55,000 square feet of leaseable area.

     Portfolio Investments

•	On October 22, 1999, the Corporation acquired a 25.2% interest in Impower, an Internet direct marketing company, for US$10 million. On June 22, 2000, the Corporation increased its interest in Impower to 33.6% for cash consideration of US$5.109 million.

•	On January 20, 2000, the Corporation acquired a 28.5% interest in Proscape, a provider of business-to-business fact-based, enterprise sales and marketing information software systems, for US$4 million. On October 24, 2000 the Corporation increased its interest in Proscape to 36% for US$1.14 million and on February 16, 2001 this was further increased to 56.5% for cash consideration of US$2.859 million.

•	On March 28, 2000, the Corporation acquired a 26% interest in IBT, which delivers media-rich course content over the Internet for business training and post-secondary educational applications, for US$4 million and a further 1% interest was acquired on August 15, 2000 for US$222 thousand.

•	On March 28, 2000, the Corporation acquired a 22.5% interest in Core, which provides high speed Internet access solutions and other communication services to trade shows, convention, seminars and conferences, for US$1.5 million. On December 29, 2000 Core successfully completed an equity financing in which the Corporation did not participate, resulting in the dilution of the Corporation’s interest in Core to 12.9%.

•	On August 3, 2001, Impower made a voluntary filing under Chapter 11 of the U.S. bankruptcy legislation to seek protection from its creditors, which resulted in the Corporation determining that its investment in Impower was impaired and writing off its entire equity investment.

•	On May 31 and September 6, 2001, the Corporation acquired additional interests in IBT for cash consideration of US$1.817 million and US$684 thousand, respectively, thereby increasing its interest in IBT to 49.5%. In December 2001 IBT made a voluntary filing under Chapter 7 of the U.S. bankruptcy legislation, which resulted in the Corporation determining that its investment in IBT was impaired and writing off its entire equity investment.

•	In the fourth quarter of 2001 the Corporation decided to cease further funding of Proscape and, consequently, Proscape has made alternative arrangements for funding which has reduced the Corporation’s interest in Proscape to approximately 9% on a diluted basis.

•	In 2002, Impower was reorganized and emerged from Chapter 11. Pursuant to the reorganization, the Corporation received a 17.5% fully diluted equity interest in Impower as well as US$550 thousand of preferred shares. In 2003, the Corporation disposed of its interest in Impower.

     Discontinued Operations

•	On April 30, 2001, FARO completed the sale of the rights and other assets related to its pharmaceutical products for proceeds of US$67 million, consisting of US$54 million paid on closing, US$8 million paid 60 days subsequent to the closing and a further US$5 million payable within 30 days of the first anniversary of the closing, subject to specified levels of inventories on hand at the date of closing and sales returns and rebates relating to operations prior to the closing.

•	In November 2001 the Corporation acquired the minority interest in FARO for US$6.8 million. The cost of this acquisition was provided in the estimated loss set up in 2000 in connection with the discontinuation of the Corporation’s pharmaceutical products business.

•	In the third quarter of 2002, the Corporation adopted a formal plan of disposal for its medical products business and, accordingly, disposed of its interest in Sage, effective October 4, 2002. It incurred a loss on disposition of US$463 thousand.

•	In October 2003, the Company received notices of intent from the lessee of five retirement centers in Ontario and British Columbia to exercise options to purchase the centers. The total purchase price was Cdn $30.0 million, and the transaction closed in the second quarter of 2004. After settling debt on these assets the Company realized net proceeds of Cdn $11.0 million.

Further details of material acquisitions and dispositions may be found in notes 4 and 21 accompanying the audited consolidated financial statements for the year ended December 31, 2003.

B. BUSINESS OVERVIEW

     Counsel is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

     In 2003, 94.6% (2002 — 96.3%) of the Corporation’s revenues from continuing operations were generated by its communications segments. The communications sector has undergone a period of unprecedented dislocation and change over the past few years, creating opportunities perfectly suited to the Corporation’s value-added financial and operating skills. In addition, industry challenges have produced a number of well-valued acquisition candidates with which the Corporation can build its existing communications platform. As a result, management believes that the Corporation’s communications business presents a compelling prospect to create and increase value and has taken a number of steps to capitalize on these opportunities.

     During 2002, the Corporation worked on restructuring its communications business to provide more operating and financial control while reducing costs through more streamlined and integrated processes. Besides the ILC divestiture and the RSL acquisition, new and experienced leadership teams were installed who possessed proven track records of building successful telecommunications companies. A highly focused marketing program was launched, with an emphasis on meeting the communications needs of carefully targeted business and consumer markets in specific regions. Systems platforms were upgraded and under-performing assets and operations were sold or curtailed.

     During 2003, Acceris continued to consolidate functions. Acceris is focused on streamlining its internal processes, eliminating duplicate efforts of staff serving similar roles in multiple locations and making the integration of additional companies into its operations more cost effective and less risky. Upon the acquisition of RSL and disposition of ILC in December 2002, the Company was organized into three operating segments: Telecommunications-Retail, Telecommunications-Enterprise and Telecommunications-Technologies. These segments have been described in previous filings as Acceris Communications Partners, Acceris Communications Solutions and Acceris Communications Technologies, respectively.

     Counsel’s goal is to become a pre-eminent builder of communications businesses in North America. The vision for Acceris is to be the preferred supplier of high-quality communications products and services to targeted markets that will deliver profitable growth while creating value for all its stockholders. The mission of Acceris is to provide businesses and consumers with competitively priced voice, data and enhanced communications services via direct and indirect channels. Through the dedication of its employees, the Company delivers industry-leading customer care, customized product solutions and full back office support, building long-term loyalty and trust with all of its customers.

Acceris’ continuing communications operations are:

     Telecommunications-Retail is a combination of the WorldxChange assets acquired in June 2001 and the Agent business of RSL, which was acquired in December 2002. The core business is a facilities-based telecommunications provider in the retail long distance market. Telecommunications-Retail also provided a network service offering that commenced in the fourth quarter of 2002 and was discontinued in the third quarter of 2003. Telecommunications-Retail started offering local dial tone products to its residential and small business customers in the fourth quarter of 2003. The retail segment accounted for approximately 80% of the communications revenue from continuing operations in 2003 and is expected to be the largest contributor to revenue in 2004. There were no customers in 2003 that accounted for over 10% of this segment’s revenues, which revenues were generated in the United States of America.

     Telecommunications-Enterprise is the Enterprise business of RSL, which was acquired in December 2002. The Company’s Enterprise channel is targeted at medium-sized companies where the Company can compete on service and price. The Company believes its customer service is second to none, as clients are assigned a dedicated Acceris representative responsible for ensuring the customer’s needs are met. The Company has also established strong relationships with all major telecommunications carriers, and is thus able to design a fully managed system for its customers utilizing a combination of carriers that best suits their objectives. In 2003, this segment accounted for approximately 19% of the communications revenue from continuing operations. The Company expects that in 2004 its customer attraction/retention initiatives, coupled with its back office integration initiatives, will lead to improved contributions from this segment.

     Telecommunications-Technologies is the former technology licensing and development business of I-Link. Telecommunications-Technologies licenses a fully developed technology platform to third party users that facilitates the convergence of traditional telecommunications equipment and Internet Protocol technologies. Technology licensing revenues and contributions are project based and, as such, these amounts will vary from period to period based on the timing and size of technology licensing projects and payments. This segment accounted for approximately 2% of the communications revenue from continuing operations in 2003. One of the Company’s most exciting developments in 2003 was the acquisition of a second patent related to VoIP. Utilizing the patented technology, VoIP enables telecommunications customers to originate a phone call on a traditional handset, transmit any part of that call via the Internet, and then terminate the call over the traditional telephone network. This new patent acquisition, combined with the Company’s existing VoIP patent, creates an international patent portfolio covering the basic process and technology that enables VoIP communications, and transforms Acceris into a major participant in the provision of VoIP solutions. Going forward, the Company intends to aggressively pursue recognition of its intellectual property in the marketplace through a focused licensing program.

     Acceris owns four patents and utilizes the technology supported by those patents in providing its proprietary software solutions. The Company believes that it holds the foundational patents for “voice internet transmission system” in its VoIP Patents. To date, the Company has licensed portions of that technology to third parties. In addition, Acceris also has several patent applications pending before United States Patent and Trademark Office and other such authorities internationally.

     The Company’s real estate business, Counsel Real Estate Inc., is in the business of investing in and developing income-producing commercial properties, primarily retail shopping centers, and receives fees for its participation in a variety of real estate ventures and from property management activities. The Real Estate business is comprised of six income-producing properties, five of which were purchased in the third quarter of 2002. The leaseable area of these properties is 729,722 square feet. As at December 31, 2003, income-producing properties were 94.81% leased.

Competition

     Acceris’ long-term success will be founded in its ability to provide quality service, enhanced features and new product offerings, which offer greater convenience to the Retail and Enterprise markets. These products must be offered at value pricing, through its selected distribution channels.

     The Retail and Enterprise businesses face competition from numerous telecommunications organizations offering service in the United States. Providers include large organizations such as AT&T, Sprint, Primus, MCI WorldCom and Verizon, as well as numerous small and lesser-known service providers.

     The Retail business, consistent with its competitors, sees significant attrition in its customer base over short periods of time, particularly with dial-around products. In order to compete with other providers such as Talk America and Ztel, Acceris has focused on developing and delivering a bundled product including local (which began in 2003), long-distance and enhanced services to targeted niche markets in the residential and small business marketplace. Recognizing that customers are highly mobile, Acceris is migrating away from dial-around products and instead is focusing its efforts on developing and marketing product offerings that appeal to higher quality, longer-term customers. Factors that influence the highly mobile customer base include, among other things, quality of service, enhanced features offerings and value pricing. Long-term success in this market is sustained by attracting new customers and developing customer loyalty.

     The Enterprise business differs significantly from the Retail business. In this business, customers generally enter into agreements that extend from 1 to 3 years, which results in a recurring and more predictable revenue stream. The Enterprise business experiences longer term customer relationships as a result of the Company’s ability to offer specific solutions to each individual customer. The Enterprise channel differentiates itself from its competitors by offering engineered solutions that are customized and fully managed and by providing high quality, personalized customer care. The key challenge in this business is to improve cross-selling with new or enhanced product offerings.

     Technologies offers an internally developed patent-based technology solution that operates in both a convergence and IP world. Technologies provides a 100% software solution for VoIP deployment. The solution, unlike that of some of its competitors, does not rely on hardware to provide switching, conference or enhanced services. Additionally, the solution provides an open Application Programming Interface (“API”), to enable development of a wide variety of voice applications and services. Commencing in late 2002, Acceris made the decision to pursue the development of the domestic market by providing software-based IP solutions to domestic carriers, which assist those companies by reducing their internal costs and/or allowing them to offer enhanced service products to their own retail customers. Prior to the sale of its IP network operations based in Draper, Utah (ILC) to BUI, Acceris had offered these products internationally and marketed its enhanced service products to customers on a retail basis. Acceris does not currently experience any direct competition to its current technology. There are many competitors with certain portions of its technology, but none have the entire package. Its competition would include the traditional switched telephony infrastructure providers, such as Nortel and Lucent, which this technology displaces. While the competition offers products with similar features, Acceris’ competitive product is software versus hardware based and as such can be deployed at a significantly lower cost. Also, the software nature of its product makes it easier and more economically feasible to develop additional features and services to meet ever-changing customer needs.

Government Regulation

     Acceris offers business and residential consumers a broad suite of voice and data telecommunications products and services, including local exchange, long-distance (1+ or 10-10-XXX dial-around) and international calling services. Acceris’ various business segments operate in both regulated and non-regulated environments. Many of the services that Acceris provides are subject to the provisions of the U.S. Telecommunications Act of 1996 (“the 1996 Act”), the regulations promulgated thereunder, as well as the applicable laws and regulations of the various states administered by the relevant state authorities. While the recent trend in the U.S. for both federal and state regulation of telecommunication service providers has been toward less regulation rather than more, the FCC and relevant state authorities continue to regulate telecommunication carriers and the terms and conditions under which telecommunication services are provided.

     Federal and state governing authorities regulate Acceris’ local and long-distance services. Acceris’ long-distance business is regulated as a non-dominant interexchange carrier (“IXC”). Federal and state authorities have been reducing their regulatory requirements as the industry faces robust competition. The local exchange services are regulated as a competitive local exchange carrier (“CLEC”).

     Additionally, Acceris offers a variety of enhanced services, including an open API that enables development of a variety of voice applications using its patented VoIP software as well as data services.

Overview of Federal Regulation

     A carrier offering telecommunications services to the public is subject to the provisions of the Communications Act of 1934, as amended, and FCC regulations issued thereunder. These regulations require Acceris, among other things, to offer regulated services to the public on a non-discriminatory basis at just and reasonable rates. Acceris is subject to FCC requirements that it obtain prior FCC approval for transactions that would cause a transfer of control of one or more regulated subsidiaries. Such approval requirements may delay, prevent or deter transactions that could result in a transfer of control of the company.

     International Service Regulation: Acceris possesses authority from the FCC, granted pursuant to Section 214 of the Communications Act of 1934, to provide international telecommunications service. The FCC has streamlined regulation of competitive international services and has removed certain restrictions against providing certain services. Presently, the FCC is considering a number of international service issues that may further alter the regulatory regime applicable to Acceris. For instance, the FCC is considering revisions to the rules regarding the rates that international carriers pay for termination of calls to mobile phones located abroad.

     Pursuant to FCC rules, Acceris has cancelled its international and domestic FCC tariffs and replaced them with a general service agreement and price lists. As required by FCC rules, Acceris has posted these materials on its Internet web site. The “detariffing” of its services has given Acceris greater pricing flexibility for its services, but it is not entitled to the legal protection provided by the “filed rate doctrine,” which generally provides protections to carriers from legal actions by customers that challenge the terms and conditions of service.

     Interstate Service Regulation: As an IXC, Acceris’ interstate telecommunications services are regulated by the FCC. While Acceris was not required to obtain FCC approval to begin or expand its interstate operations, Acceris was required to obtain FCC approvals for certain transactions that would affect its ownership or the services it provides. Additionally, Acceris must file various reports and pay certain fees and assessments. Acceris was subject to the FCC’s complaint jurisdiction and must contribute to the federal Universal Service Fund (“USF”). Acceris must also comply with the Communications Assistance for Law Enforcement Act (“CALEA”), and certain FCC regulations, which require telecommunications common carriers to modify their networks to allow law enforcement authorities to perform electronic surveillance.

Overview of State Regulation

     Through certain of Acceris’ subsidiaries, Acceris was authorized to provide intrastate interexchange telecommunications services and, in certain states, is authorized to provide competitive local exchange services by virtue of certificates granted by state public service commissions. Acceris’ regulated subsidiaries must comply with state laws applicable to all similarly certified carriers, including the regulation of services, payment of regulatory fees, and preparation and submission of reports. The adoption of new regulations or changes to existing regulations may adversely affect Acceris’ ability to provide telecommunications services. Consumers may file complaints against Acceris at the public service commissions. The certificates of authority Acceris holds can be generally conditioned, modified, cancelled, terminated or revoked by state public service commissions. Further, many states require prior approval or notification for certain stock or asset transactions, or in some states, for the issuance of securities, debts, guarantees, or other financial transactions. Such approvals can delay or prevent certain transactions.

Overview of Ongoing Policy Issues

     Local Service: Through the 1996 Act, the U.S. Congress sought to establish a competitive and deregulated national policy framework for advanced telecommunications and information technologies. To date, local exchange competition has not progressed to a point where significant regulatory intervention is no longer required. Regulators believed that a “hands-off” policy would drive local exchange service into an adequately competitive market, but there continues to be a strong need for policy issue clarification and construction. Some policy changes have been addressed through the court system, not the regulatory system. For instance, the FCC has attempted several times to develop a list of UNEs which are portions of the ILECs networks and services that must be sold separately to competitors. On several occasions, the courts have rejected the FCC’s approach to defining UNEs. The FCC’s most recent attempt to develop rules, the Triennial Review Order, was vacated by the U.S. Circuit Court of Appeals in Washington D.C. on March 4, 2004. The inability to purchase UNEs could increase the costs for providing local service, or prevent Acceris from providing the service altogether.

     Universal Service Fund: In 1997, the FCC issued an order implementing Section 254 of the 1996 Act, regarding the preservation of universal telephone service. Section 254 and related regulations require all interstate and certain international telecommunications carriers to contribute toward the USF, a fund that provides subsidies for the provision of service to schools and libraries, rural health care providers, low income consumers, and consumers in high cost areas.

     Quarterly, the Universal Service Administrative Company (“USAC”), which oversees the USF, reviews the need for program funding and determines the applicable USF contribution percentage that interstate telecommunications carriers must contribute. While carriers are permitted to pass through the USF charges to consumers, the FCC has strictly limited the amounts passed through to consumers in excess of a carrier’s determined contribution percentage.

     As is discussed below, the industry is moving from traditional circuit-switched telephone service to digitized IP-based communications. It is possible that this trend could threaten the amount of revenues USAC can collect through the USF system, and that the resulting revenue shortfall could prevent the system from meeting its funding demands. Separately from the FCC’s inquiry into the regulation of IP-based voice service, the FCC could exercise its so called “permissive authority” under the 1996 Act and assess USF contribution on VoIP providers. To date, only some VoIP providers contribute to the USF. If VoIP providers were exempted from USF contributions, telecommunications carriers would likely pay significantly more USF contributions; conversely, if VoIP providers were required to contribute, traditional telecommunications carriers would contribute less. In addition to the FCC, Congress is considering this issue. Current Congressional debates are divided over whether IP-based telephony service providers should be required to contribute to the USF. A decision to require VoIP providers to contribute to the USF may adversely affect Acceris’ provision of VoIP services.

     VoIP Notice of Proposed Rule Making: In March 2004, the FCC issued the VoIP Notice of Proposed Rulemaking to solicit comments on many aspects of the regulatory treatment of VoIP services (the “VoIP NPRM”). The FCC continues to consider the possibility of regulating access to IP-based services, but has not yet decided on the appropriate level of regulatory intervention for IP-based service applications. Should the FCC rule that Acceris’ software-based solution for VoIP deployment and other similar service applications should be regulated, Acceris’ VoIP services may be adversely affected.

     Further, the VoIP NPRM will likely address the applicability of access charges to VoIP services. Access charges provide compensation to local exchange carriers (“LECs”) for traffic that originates or terminates on their networks. Certain LECs have argued that certain types of VoIP carriers provide the same basic functionality as traditional telephone service carriers, in that they carry a customer’s call from an origination point to a termination destination. Any ruling or decision from the FCC requiring VoIP carriers to pay access charges to ILECs for local loop use may adversely affect Acceris’ VoIP services.

     The VoIP NPRM is also expected to address the extent to which CALEA will be applicable to VoIP services. Recently, in a separate proceeding, the Federal Bureau of Investigation and other federal agencies have asked the FCC to clarify that VoIP is a telecommunications service, for the purpose of subjecting VoIP to CALEA’s wiretapping requirements.

     Broadband Deployment: Broadband refers to any platform capable of providing high bandwidth-intensive content and advanced telecommunications capability. The FCC’s stated goal for broadband services is to establish regulatory policies that promote competition, innovation, and investment in broadband services and facilities. Broadband technologies encompass evolving high-speed digital technologies that offer integrated access to voice, high-speed data, video-on-demand or interactive delivery services. The FCC is seeking to 1) encourage the ubiquitous availability of broadband access to the Internet, 2) promote competition across different platforms for broadband services, 3) ensure that broadband services exist in a minimal regulatory environment that promotes investment and innovation, and 4) develop an analytical framework that is consistent, to the extent possible, across multiple platforms. The FCC has opened several inquiries to determine how to promote the availability of advanced telecommunications capability with the goal of removing barriers to deployment, encouraging competition and promoting broadband infrastructure investment. For instance, the FCC is considering the appropriate regulatory requirements for ILEC provision of domestic broadband telecommunications services. The FCC’s concern is whether the application of traditional common carrier regulations to ILEC-provided broadband telecommunications services is appropriate. Under existing regulations, ILECs are treated as dominant carriers absent a specific finding to the contrary for a particular market and, as dominant carriers, are subject to numerous regulations, such as tariff filing and pricing requirements.

     On February 7, 2002, the FCC released its third biennial report on the availability of broadband, in which it concluded that broadband is being deployed in a reasonable and timely manner. The report showed that the advanced telecommunications services market continues to grow, and that the availability of and subscribership to high-speed services increased significantly since the last report. Additionally, the report noted that investment in infrastructure for advanced telecommunications remains strong. The data in the report is gathered largely from standardized information from providers of advanced telecommunications capability including wireline telephone companies, cable providers, wireless providers, satellite providers, and any other facilities-based providers of 250 or more high-speed service lines (or wireless channels) in a given state.

     Internet Service Regulation: The demand for high-speed Internet access has increased significantly over the past several years as consumers increase their Internet use. The FCC is active in reviewing the need for regulatory oversight of Internet services and to date has advocated less regulation and more market-based competition for broadband providers. The FCC’s stated policy is to promote the continued development of the Internet and other interactive computer-based communications services. Acceris cannot be certain that the FCC will continue to take a deregulatory approach to the Internet. Should the FCC increase regulatory oversight of Internet services, the costs for providing those services could increase.

Segment Information from Continuing and Discontinued Operations

     The following table illustrates the revenue and approximate percentage of total revenue recognized by the Company in each of its principal business categories included in continuing operations for each of the last three completed fiscal years:

Principal Business Category - Continuing Operations	Consolidated Revenues
	2003		2002		2001
	$	%	$	%	$	%
Acceris Telecommunications- Retail	108,150	75.3	83,705	91.5	49,289	91.2
Acceris Telecommunications-Enterprise	25,598	17.8	1,547	1.7	—	—
Acceris Telecommunications-Technologies	2,164	1.5	2,837	3.1	4,730	8.8
Real Estate	7,799	5.4	3,343	3.7	11	—

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

     The following table illustrates the revenue and approximate percentage of total revenue recognized by the Company in each of its principal business categories included in discontinued operations for each of the last three completed fiscal years:

Principal Business Category - Discontinued Operations	Consolidated Revenues
	2003		2002		2001
	$	%	$	%	$	%
Long-term care operations	38,397	94.8	32,629	75.0	31,604	60.7
Communications operations	2,109	5.2	7,806	18.0	16,803	32.3
Medical products and services	—	—	3,051	7.0	3,641	7.0

     The Corporation’s long-term care revenue is primarily generated in Canada, while the communications and medical products and services revenue was generated in the United States.

C. ORGANIZATIONAL STRUCTURE:

     See “A. HISTORY AND DEVELOPMENT OF THE COMPANY” above.

D. PROPERTY, PLANT AND EQUIPMENT

     The Company has commitments under long term operating leases that approximate $11,200 over the next five years (see note 14 to the audited consolidated annual financial statements). Most of this amount relates to the communications equipment leased at Acceris and leased office premises, primarily the head office location in Toronto, Ontario, and subsidiary offices in San Diego, California; Pittsburgh, Pennsylvania and Somerset, New Jersey. The balance relates primarily to seven nursing homes in Ontario, Canada, containing 1,127 licensed beds, which it leases from an unrelated partnership.

     Acceris rents approximately 31,000 square feet of office space in San Diego, California under 2 commercial leases which terminate on May 31, 2004 and April 30, 2006. The combined rental fee is approximately $45 per month. Acceris uses this space primarily for its sales and marketing team, certain network resources and certain administrative staff.

     Acceris rents approximately 46,000 square feet of office space in Pittsburgh, Pennsylvania under a lease expiring on June 30, 2005, at a cost of approximately $54 per month. Acceris uses this space primarily for its network operations center, administrative staff and other employees.

     Acceris rents approximately 12,000 square feet of office space in Somerset, New Jersey under a lease expiring September 30, 2008, at a cost of approximately $11 per month. Acceris uses this space to operate its local service offering as well as for certain of its information technology and other employees.

     Acceris also leases several other co-location facilities throughout the United States to house its network equipment, as well some additional office space. Such spaces vary in size and length of term. The total combined square footage of the spaces under these agreements is no greater than 29,000 square feet at a cost of approximately $95 per month.

     Included in assets of discontinued operations is the long-term care business. The long-term care business consists of four retirement homes with 297 assisted living units in southern Ontario, a retirement home with 128 assisted living facilities in Kelowna, British Columbia, and three nursing homes with 484 beds in Texas. All of these properties are leased under long-term leases to Advocat Inc., a company which provides long-term care services to nursing home patients and residents of assisted living facilities in the United States and Canada. The retirement homes are subject to mortgages totaling $14.1 million, bearing interest at rates from 7.9% to 8.6% and maturing on various dates through 2006. The Texas properties are unencumbered. The Company has no material plans to construct, expand or improve these facilities.

     The real estate business consists of six real estate properties with approximately 776,000 square feet of leasable area, which are encumbered by approximately $25,900 of debt. The Company may construct, expand or improve these facilities to maximize returns on its investment in real estate. The Company owns land held for development and expects to acquire additional land that it intends to develop in the near term. Costs associated with these developments are unknown at this time.

     The Company is not aware of any environmental issues that may affect its utilization of these assets.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto. See “Item 18: Financial Statements”. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and the guidance of the Canadian Institute of Public and Private Real Estate companies (“CIPREC”). Note 26 of the financial statements includes a reconciliation of the Canadian GAAP net loss to the net loss determined under U.S. GAAP.

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

     The Company entered the communications sector in March 2001 when it acquired a controlling interest in Acceris. Acceris is a supplier of voice, data and enhanced communications products and services. Acceris operates a facilities-based telecommunications carrier providing long distance voice services to retail customers in the United States, and long distance voice and data services to small to medium-sized businesses in the United States. Acceris also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology.

     The Company entered the real estate sector in 2002, when it completed the acquisition of five income-producing properties, consisting of approximately 730,000 square feet of leaseable area and 13 acres of vacant land zoned for retail development in Canada.

A summary of significant events during 2003:

Communications

•	The Company introduced a new name and brand for its communications business, Acceris, and organized its operations into three strategic business units: Telecommunications-Retail, which provides discounted long distance services to both residential and small business customers, primarily through MLM and commercial agent programs; Telecommunications-Enterprise, which offers voice services and fully integrated, fully managed data services to enterprise customers; and Telecommunications-Technologies, a software provider, focused on providing convergence solutions for medium to large-sized voice and data networks, and pursuing the licensing of its patents.

•	Acceris completed the sale of the assets and customer base of ILC, a wholly-owned subsidiary that operated its VoIP network, to BUI, on May 1. As part of the transaction, BUI also licensed Acceris’ proprietary software platform and VoIP patent, on a non-exclusive basis.

•	Acceris completed the acquisition of Transpoint on July 30. Transpoint offers voice and data services through commercial agents.

•	Counsel increased its ownership interest in Acceris, from 70% to 91%, on November 30, when Counsel converted $40.7 million of its loans receivable from Acceris to equity.

•	Acceris purchased US patent no. 6,243,373 in the fourth quarter of 2003. The acquisition of this patent along with Acceris’ ownership of US patent no. 6,438,124 provides the Company with a foundational patent portfolio in VoIP.

•	Acceris started offering local dial tone products to its residential and small business customers in the fourth quarter.

Real Estate

•	The Company assembled a team of experienced property management professionals and implemented an enterprise-wide financial system, which enabled it to bring its property management services in-house. The Company expects that this will improve service to tenants and lower costs.

•	The Company acquired and commenced development of the 14.5 acre Imperial Square retail development site located in Guelph, Ontario. When completed, the centre will contain just over 55,000 square feet of leaseable area.

Corporate

•	The Company settled its outstanding 6% convertible debentures at maturity (October 31, 2003) by delivering 690 common shares for each thousand dollars of principal, resulting in the issuance of 28.2 million common shares.

•	In October, the Company received notices of intent from the lessee of five retirement centers in Ontario and British Columbia to exercise options to purchase the centers. The total purchase price was Cdn $30 million, and the transaction closed in the second quarter of 2004. After settling debt on these assets the Company realized net proceeds of Cdn $11.0 million.

•	The Company raised $15 million through the issuance of 10 million convertible preferred shares in December.

A. OPERATING RESULTS

Consolidated Results of Operations

     The following table sets out the Company’s consolidated results of operations for each of the three years and eight quarters ended December 31, 2003 under the basis of presentation utilized in its Canadian GAAP financial statements.

										Audited
	Unaudited								Twelve months ended
									December 31
	2002	2002	2002	2002	2003	2003	2003	2003
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2001	2002	2003
	$	$	$	$	$	$	$	$	$	$	$
Revenues
United States
Telecommunications-Retail	22,811	20,984	19,834	20,076	23,272	29,505	29,149	26,224	49,289	83,705	108,150
Telecommunications-Enterprise	—	—	—	1,547	7,095	6,747	5,854	5,902	—	1,547	25,598
Telecommunications-Technologies	1,581	888	321	47	—	1,050	1,049	65	4,730	2,837	2,164

	24,392	21,872	20,155	21,670	30,367	37,302	36,052	32,191	54,019	88,089	135,912
Canada
Real estate	75	78	1,486	1,704	1,783	1,988	1,901	2,127	11	3,343	7,799

	24,467	21,950	21,641	23,374	32,150	39,290	37,953	34,318	54,030	91,432	143,711
Operating costs and expenses:
Telecommunication costs	13,273	12,237	10,973	14,453	25,748	21,319	20,072	18,867	35,546	50,936	86,006
Income producing properties	—	—	502	946	944	1,047	882	999	—	1,448	3,872
Selling, general and administrative	12,392	9,865	10,675	12,805	15,529	15,904	14,777	15,198	44,350	45,737	61,408
Research and development	382	465	317	235	—	—	—	—	2,162	1,399	—
Provision for doubtful accounts	1,357	1,251	1,118	2,273	1,175	1,131	1,465	1,667	839	5,999	5,438
Depreciation and amortization	1,684	1,592	1,760	2,079	2,569	2,362	2,597	2,326	8,849	7,115	9,854

Operating loss before undernoted items	(4,621)	(3,460)	(3,704)	(9,417)	(13,815)	(2,473)	(1,840)	(4,739)	(37,716)	(21,202)	(22,867)
Gains and other income:
Short-term investments	26,621	879	162	405	448	1,929	1,617	1,224	42,760	28,067	5,218
Portfolio investment	—	—	—	—	—	—	—	—	64	—	—
Sale of subsidiary	—	—	—	—	—	—	—	—	589	—	—
Retirement of debt	—	—	—	—	—	—	—	—	1,093	—	—
Other	—	—	—	782	—	—	2,578	1,079	—	782	3,657
Impairments and other losses:
Write-down of short-term investments	(136)	(2,656)	(1,139)	(80)	(98)	(35)	—	(6)	(1,957)	(4,011)	(139)
Portfolio investments	—	—	(640)	—	—	(650)	—	—	(19,340)	(640)	(650)
Other	—	(64)	501	(1,159)	—	—	(657)	(368)	(5,582)	(722)	(1,025)
Interest income	123	146	83	49	38	114	395	73	2,645	401	620
Interest expense	(654)	(713)	(834)	(801)	(871)	(1,071)	(804)	(755)	(2,517)	(3,002)	(3,501)

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	21,333	(5,868)	(5,571)	(10,221)	(14,298)	(2,186)	1,289	(3,492)	(19,961)	(327)	(18,687)
Income taxes	11,005	465	438	(2,253)	—	14	882	2,041	19,901	9,655	2,937
Non-controlling interest	—	—	—	—	—	—	—	—	(1,538)	—	—

Earnings (loss) from continuing operations	10,328	(6,333)	(6,009)	(7,968)	(14,298)	(2,200)	407	(5,533)	(38,324)	(9,982)	(21,624)
Discontinued operations:
Medical products and services
Medical products	(843)	3	(799)	(1,213)	211	10	29	70	(5,319)	(2,852)	320
Pharmaceutical products	—	(410)	(88)	(209)	(17)	145	(6)	137	4,519	(707)	259
Pharmacy services	—	—	—	(1,958)	—	—	—	—	(1,716)	(1,958)	—
Communications	(3,099)	(4,580)	(1,463)	(3,366)	(277)	371	213	223	(23,430)	(12,508)	530
Long-term care	4	76	3	(1,007)	(904)	(1,067)	140	86	2,057	(924)	(1,745)

Net earnings (loss)	6,390	(11,244)	(8,356)	(15,721)	(15,285)	(2,741)	783	(5,017)	(62,213)	(28,931)	(22,260)

Weighted average number of common shares outstanding (in thousands)	22,411	22,312	22,131	21,928	21,491	21,060	20,593	39,102	23,030	22,195	25,596
Basic net earnings(loss) per share from:
Continuing operations	0.43	(0.32)	(0.31)	(0.40)	(0.70)	(0.14)	(0.01)	(0.15)	(1.80)	(0.59)	(0.94)
Discontinued operations	(0.18)	(0.20)	(0.11)	(0.35)	(0.05)	(0.02)	0.02	0.01	(1.04)	(0.85)	(0.02)

Basic net earnings (loss) per share	0.25	(0.52)	(0.42)	(0.75)	(0.75)	(0.16)	0.01	(0.14)	(2.84)	(1.44)	(0.96)

Diluted net earnings(loss) per share from:
Continuing operations	0.21	(0.32)	(0.31)	(0.40)	(0.70)	(0.14)	(0.01)	(0.15)	(1.80)	(0.59)	(0.94)
Discontinued operations	(0.08)	(0.20)	(0.11)	(0.35)	(0.05)	(0.02)	0.02	0.01	(1.04)	(0.85)	(0.02)

Diluted net earnings (loss) per share	0.13	(0.52)	(0.42)	(0.75)	(0.75)	(0.16)	0.01	(0.14)	(2.84)	(1.44)	(0.96)

2003 Compared to 2002

When considering the review of the results of continuing operations for 2003 compared to 2002, it is important to note the following significant changes in the Company’s operations that occurred in 2003 and 2002, namely:

1.	In July 2003, the Company acquired Transpoint. The operations of Transpoint from July 28, 2003 to December 31, 2003 have been included in the statement of operations for 2003. There were no such operations in 2002.

2.	On December 10, 2002, the Company acquired the Enterprise and Agent business of RSL, including the assumption of certain liabilities. The RSL operations from January 1, 2003 to December 31, 2003 have been included in the statement of operations for the entire fiscal year. The operations of RSL were included in the statement of operations in 2002 from the date of acquisition.

3.	On December 6, 2002, the Company entered into an agreement to sell substantially all of the assets and customer base of ILC to BUI. The sale closed on May 1, 2003. As a result of the agreement, the operational results related to ILC have been reclassified as discontinued operations in the current and prior years and accordingly are not included in the following analysis of continuing operations for 2003 or 2002.

4.	In November 2002, the Company began to sell a network service offering provided by a new supplier. The sale of that service offering ceased in late July 2003. While this product has been discontinued, revenue is recognized only as cash receipts become unencumbered and, accordingly, revenue will continue to be recognized in 2004.

5.	In July 2002, the Company entered into the real estate sector with the purchase of five income-producing properties.

Revenues:

The increase in telecommunications revenue to $135,912 in 2003, from $88,089 in 2002, is primarily related to the following events:

•	In December 2002, the Company acquired the Enterprise and Agent business of RSL from bankruptcy. The acquisition has been accounted for under the purchase method of accounting and accordingly, revenue subsequent to the acquisition has been included in the Company’s revenue. A full year of RSL revenue is included in 2003, versus less than one month included in 2002. The operations of RSL provided approximately $15,300 in telecommunications revenues in 2003, compared to approximately $2,500 for 2002. Additionally, the operations of Transpoint from July provided $2,055 in telecommunications revenue during 2003, which was not present in 2002.

•	The Company has continued to experience a decline in revenue from 10-10-XXX dial around services and from a related direct mail program launched in 2001 and curtailed in early 2002. In 2003, revenues from the dial around product were approximately $54,900 versus approximately $66,800 in 2002.

•	The Company has experienced growth in its revenue from customers acquiring 1+ services through the growing commercial, ethnic and multi-level marketing channels on which it began to focus in early 2002. Revenues from the 1+ product were approximately $44,400 in 2003 versus approximately $15,800 in 2002.

•	The Company launched a network service offering in 2002, which it ceased in July 2003. The Company recognized revenues of $7,629 in 2003 as cash receipts became unencumbered, compared to recognizing no network service offering revenue in 2002. At December 31, 2003, $4,011 in cash receipts remain encumbered and are accounted for as unearned revenue on the balance sheet. The Company anticipates that these receipts will become unencumbered and will be recognized as revenue in 2004.

•	Although the Company continued to experience price erosion in 2003 in a very competitive long-distance market, customer and traffic growth is outpacing this compression. The increase in the number of subscribers, from 279,532 at December 31, 2002 to 354,248 at December 31, 2003, coupled with the increase in traffic per user, has driven the remainder of the increase in revenue, year over year. In 2003, the Company recognized $97,756 of domestic and international long distance revenues (including monthly recurring charges and USF fees on approximately 907,000,000 minutes, resulting in a blended rate of approximately $0.11 per minute. In 2002, the Company recognized $82,466 of domestic and international long distance revenues on approximately 680,480,000 minutes, resulting in a blended rate of approximately $0.12 per minute.

•	Technology licensing and development revenues decreased $673 to $2,164 in 2003 from $2,837 in 2002. The decrease was related to having revenue from two contracts outstanding in 2003 compared to three in 2002. Technology licensing revenues are project-based and, as such, these revenues will vary from year to year based on the timing and size of the projects and related payments.

Real estate revenue increased $4,456 to $7,799 in 2003 from $3,343 in 2002. This was the first full year of revenues for the real estate division.

Operating costs and expenses:

The changes in operating costs and expenses are primarily related to the following:

Telecommunications costs — The $35,070 increase relates primarily to the inclusion of a full year of the operations of RSL in 2003 as opposed to only three weeks in 2002. In 2003, the operations of RSL’s Enterprise business incurred $15,279 in telecommunications network expense versus $1,190 in December of 2002. The inclusion of a full year of activity for the Agent business of RSL resulted in an increase of $8,734. Additionally, the Company incurred an increase of $7,112 in telecommunications network expense associated with its network service offering in 2003 compared with 2002.

Income producing properties expense — The $2,424 increase relates primarily to the inclusion of a full year of operations for the real estate division.

Selling, general and administrative expense (“SG&A”) — The $15,671 increase relates primarily to the inclusion of a full year of the operations of RSL and real estate in 2003. In 2003, the operations of RSL’s Enterprise business incurred $10,361 in SG&A versus $810 in 2002.

Provision for doubtful accounts — The $561 decrease is primarily due to lower bad debt experience levels for direct billed customers because of the Company’s implementation of a dedicated collection team in 2003. The provision for doubtful accounts as a percentage of total revenue was 4.0% in 2003, compared to 6.8% in 2002. This percentage decrease was also due to the revenue from the network service offering being recognized on an unencumbered cash receipts method, totaling $7,629 in 2003 and $nil in 2002. Additionally, in 2003 the Company recognized $25,598, versus $1,547 in 2002, in revenues from the Enterprise segment. The revenues for the Enterprise segment have a significantly lower bad debt experience than Retail revenues.

Depreciation and amortization — The increase relates primarily to tangible and intangible assets acquired pursuant to the RSL and Transpoint acquisitions, and a full year of depreciation on income producing properties in real estate.

Research and development costs (“R&D”) — The Company suspended its R&D activities in 2002, and will resume investing in R&D when it becomes necessary to supplement its existing technology platform.

Gains and other income:

Gains on short-term investments — The Company makes investments in equities of publicly traded companies, categorized as short-term investments. During 2003, the Company reduced its short-term investment portfolio, resulting in a gain on the sale of securities of $5,218 in 2003, compared to $28,067 in 2002. In 2002, the Company completed the disposition of its shares of AmeriSource Bergen Corp. (“Bergen”) and realized a gain of $26,573. These shares were received as partial consideration for the sale of the Company’s pharmacy services operations in January 1999, for which the Company recorded an impairment charge of $142,084 in 1999 and $21,888 in 2000.

Other income — The $3,657 of other income in 2003 includes a $2,578 gain recognized in the third quarter of 2003. This relates to the assignment of certain liabilities of Acceris, owed to Winter Harbor LLC (“WH”), the former controlling shareholder of Acceris, to Counsel, pursuant to a settlement agreement between the Company and WH. In the fourth quarter of 2003, the Company recorded a $1,143 gain recognized on the discharge of certain Acceris network carrier obligations.

Impairments and other losses:

Impairment on investments — The Company recorded impairments on short-term investments of $139 in 2003 and $4,011 in 2002. In 2003, the Company recorded impairments on certain portfolio investments of $650 compared to $640 in 2002.

Other losses — In 2003, the Company recorded other losses of $1,025 compared to $722 in 2002. The $1,025 of other losses in 2003 were costs incurred by the Company related to its unsuccessful offer to acquire its then outstanding $40.8 million, 6% convertible unsecured subordinated debentures, and to defend its right to settle the obligation with shares. The other losses in 2002 are due to a $722 loss on the termination of the Company’s affiliation with Springwell Capital Partners, LLC.

Interest income and expense:

Interest income — Interest income increased $219 to $620 in 2003.

Interest expense — The $499 increase in interest expense primarily relates to interest on amounts owed on the Company’s asset-based facility and on mortgages and loans. The increase year over year relates primarily to higher average outstanding loan and mortgage amounts with asset-based lenders. The balance of the Company’s revolving credit facility was $12,127 and $9,086 at December 31, 2003 and 2002, respectively. This facility had an average interest rate of 6% during both years.

The Company’s convertible debentures were accounted for as a hybrid financial instrument, which contained both debt and equity elements. Under Canadian GAAP, the majority of the interest expense associated with the debentures was recorded as a charge to equity and thus excluded from interest expense reported by the Company (see note 13 (d) to the consolidated financial statements).

The convertible preferred shares issued in December 2003 are also accounted for as a hybrid financial instrument, containing both debt and equity elements. Under Canadian GAAP, the Company recorded the majority of the dividend associated with the convertible preferred shares as interest expense (see note 13 (d) to the consolidated financial statements).

Income taxes:

Income tax expense — The income tax expense for the Company was $2,937 in 2003, compared to $9,655 in 2002.

The Company has significant operating and capital losses available to reduce future income tax expense. However, a substantial portion of the Company’s tax losses in the United States are subject to restrictions as to usage against future taxable income as a result of the application of the “change in ownership” rules in Section 382 of the Internal Revenue Code. These rules provide that an ownership change occurs when the percentage shareholdings of 5% direct or indirect shareholders of a loss corporation have in aggregate increased by more than 50 percentage points during the immediately preceding three years. Pre-existing tax losses in the United States are restricted as a result of previous acquisitions of new subsidiaries and may be further restricted as a result of subsequent changes in the shareholding and capital structure of the Company and/or the particular subsidiary. Accordingly, given the large losses incurred by the Company in recent years and the uncertainties associated with their future usage, a large portion of the future income tax assets resulting from tax losses have been reduced by a valuation allowance. There is also significant uncertainty as to when the Company’s estimated future income tax liabilities will become payable or will be determined to be no longer required by the Company.

Discontinued operations:

On May 1, 2003, the Company sold its VoIP network operations to BUI, pursuant to an agreement signed in December 2002.

During the fourth quarter of 2002, the Company adopted a formal plan of disposal of its long-term care facilities. In October 2003, the Company received notices of intent, from the lessee, to exercise their options to purchase five retirement centers. The total purchase price pursuant to the options was Cdn $30,000, before costs of disposition, and the transaction closed in the second quarter of 2004. At December 31, 2003, the centers had a net asset value of Cdn $22,200 and were subject to mortgages aggregating Cdn $18,234. The remaining seniors living facilities are expected to be sold by the fourth quarter of 2004.

2002 Compared to 2001

When considering the review of the results of continuing operations for 2002 compared to 2001, it is important to note the following significant changes in the Company’s operations that occurred in 2002 and 2001, namely:

1.	On June 4, 2001, the Company completed the purchase from a bankruptcy proceeding, of certain assets of WorldxChange, which offered a dial-around telecommunications product. The Company did not offer a comparable product prior to June 4, 2001.

2.	On December 10, 2002, the Company acquired the Enterprise and Agent business of RSL, including the assumption of certain liabilities. RSL offers voice services to residential and small business customers through an indirect sales channel. RSL also offers voice and data solutions to small and medium-size enterprise customers through a direct sales channel. The RSL operations from December 10, 2002 to December 31, 2002 have been included in the statement of operations for 2002.

3.	On December 6, 2002, the Company entered into an agreement to sell substantially all of the assets and customer base of ILC. The sale closed in the second quarter of 2003. As a result of the sale, the operational results related to ILC were reclassified as discontinued operations in 2002 and 2001 and accordingly are not included in the following analysis of continuing operations.

4.	In July 2002, the Company entered the real estate sector with the purchase of five income-producing properties.

Revenues:

The increase in telecommunications revenue of $34,070, to $88,089 in 2002 from $54,019 in 2001, was primarily related to the following events:

•	In June 2001, the Company acquired the long-distance operations of WorldxChange from bankruptcy. The purchase was accounted for under the purchase method of accounting. Accordingly, revenue in 2001 was limited to revenue from the date of acquisition in June 2001 through the end of 2001 (approximately seven months) compared to twelve months of operations in 2002. The revenues from WorldxChange accounted for $82,752 in 2002, and all of the telecommunications revenues in 2001.

•	In December 2002, the Company acquired the assets of the Enterprise and Agent business of RSL from bankruptcy. The acquisition was accounted for under the purchase method of accounting and, accordingly, revenue of approximately $2,500 was recognized subsequent to the acquisition.

•	The primary reason for the decrease of $1,893 in revenues for the technologies segment, to $2,837 in 2002 from $4,730 in 2001, was the reduction in revenue relating to a two-year licensing agreement that ended in May 2002.

Real estate revenue increased to $3,343 in 2002, from $11 in 2001, due to the Company entering the real estate sector with the purchase of five income-producing properties in July 2002.

Operating costs and expenses:

The changes in operating costs and expenses are primarily related to the following:

Telecommunications costs — The $15,390 increase related primarily to the inclusion of a full year of the operations of WorldxChange in 2002, compared to only seven months in 2001. On an annualized basis, telecommunications network expense decreased from 2001 to 2002. The decrease on an annualized basis correlated with a 14% increase in telecommunications services revenue margin (telecommunications services revenue less telecommunications network expense) in 2002 over 2001, primarily relating to improved network efficiency derived from reductions in operating costs and efficiencies relating to more scaled utilization of the Company’s network. Partially offsetting the improvement, in 2002, was the expensing of approximately $2,000 of network service offering costs for which no revenue was recognized. This expense was not present in 2001.

SG&A — The $1,387 increase related primarily to the inclusion of a full year of the operations of WorldxChange in 2002 compared to only seven months in 2001. This increase included $7,124 from the Retail segment and $777 from the Enterprise segment. The overall increase was partially offset by a decrease of $5,676 in advertising costs associated with the curtailment of a direct advertising program in the first quarter of 2002 that had commenced in 2001.

Provision for doubtful accounts — The $5,160 increase related primarily to the inclusion of a full year of operations of WorldxChange in 2002 compared to only seven months in 2001. Additionally, in 2002, the Company experienced a shift in sales channels, resulting in more direct billing of customers, which tends to incur a larger percentage of uncollectible accounts.

Depreciation and amortization — The $1,734 decline in depreciation and amortization was related to the decrease in amortization of the Company’s intangible assets of $2,350, as certain intangible assets associated with the purchase of WorldxChange became fully amortized. This decrease was partially offset by a full year of depreciation and amortization on the acquired tangible assets of WorldxChange, the acquired tangible and intangible assets of RSL and the depreciation of the five-income producing properties for half a year in the real estate segment.

R&D — Over the past several years the Company has consolidated its research operations and curtailed research and development activities in order to concentrate its financial resources on sales and marketing of existing products. With the sale of the ILC business in December 2002, the Company has suspended its research and development activities.

Gains and other income:

Gains on sale of investments — The Company makes investments in equities of publicly traded companies, categorized as short-term investments. During 2002, the Company recognized a gain on the sale of securities of $28,067 (2001 - $42,760). In 2002, the Company completed the disposition of its shares of Bergen and realized a gain of $26,573 (2001 — $42,578). These shares were received as partial consideration for the sale of the Company’s pharmacy services operations in January 1999, for which the Company recorded an impairment charge of $142,084 in 1999 and $21,888 in 2000.

Other income — Other income in 2002 was primarily related to WorldxChange. In the fourth quarter, WorldxChange learned that it had funds on deposit with certain carriers that it had not previously known existed. Upon verification of such deposits, the Company recorded the asset and recognized other income of approximately $200. The Company did not have similar transactions in 2001. The other changes from 2001 relate to various items that do not recur from year to year, and a decrease in interest earned in 2002 compared to 2001. This corresponds to the decrease in average cash balances on hand during the respective years and the reduction in interest rates during 2002.

In December 2001, the Company sold its subsidiary, Nexbell, to an unrelated party. Accordingly, the assets and liabilities of Nexbell were assumed by the purchaser with no further financial obligation on the Company’s part. At the time of the sale the liabilities exceeded the assets of Nexbell. The Company recorded a gain on sale of the subsidiary in the amount of $589.

Impairments and other losses:

Impairments on investments — The Company recorded impairments on short-term investments of $4,011 in 2002 (2001 — $1,957). In 2002, the Company recorded impairments of certain portfolio investments of $640 (2001 — $19,340). The majority of the impairments incurred in 2001 resulted from the write down of investments in early stage technology and internet companies.

Other losses — In 2002, the Company recorded other losses of $722 (2001 - $5,582). The other losses in 2002 are due to a $722 loss on the termination of the affiliation with Springwell Capital Partners, LLC.

Interest income and expense:

Interest income — Interest income was $401 in 2002 (2001 — $2,645).

Interest expense — Interest expense was $3,002 in 2002 (2001 — $2,517). The $485 increase primarily relates to interest expense of approximately $447 on the Company’s revolving credit facility, which originated in December 2001, the inclusion of interest on WorldxChange’s capital leases for twelve months in 2002 as compared to seven months in 2001, and interest on mortgages payable on the five income-producing properties in the real estate segment.

The Company’s convertible debentures were accounted for as a hybrid financial instrument, which contained both debt and equity elements. Under Canadian GAAP, the majority of the interest expense associated with the debentures was recorded as a charge to equity and thus excluded from interest expense reported by the Company (see note 13 (d) to the consolidated financial statements).

Income taxes:

Income tax expense — The income tax expense for the Company was $9,655 in 2002, compared to $19,901 in 2001.

Supplemental Statistical and Financial Data

The following data is provided for additional information about the Company’s telecommunications operations. It should be read in conjunction with the quarterly segment analysis provided herein. All amounts below are unaudited.

	2003
	Q1	Q2	Q3	Q4
(In millions of dollars, except where indicated)	$	$	$	$
Gross revenues — product mix
Domestic long distance	7.8	7.8	7.4	7.5
International long distance	12.8	14.4	15.3	15.1

Total retail voice traffic revenues	20.6	22.2	22.7	22.6
MRC/USF (1)	2.3	2.4	2.8	3.0
Dedicated voice	0.4	0.3	0.4	0.4

Total retail revenues	23.3	24.9	25.9	26.0
Enterprise revenues	7.1	6.8	5.9	5.9
Other	—	0.1	0.2	—

Total telecommunications revenue	30.4	31.8	32.0	31.9
Network service offering	—	4.1	3.1	0.4
Technology revenues	—	1.1	1.0	0.1

Total revenues	30.4	37.0	36.1	32.4

Gross revenues — product mix (in number of minutes)
Domestic long distance	135,236,248	140,798,912	134,198,098	121,880,023
International long distance	83,191,655	93,896,850	98,873,877	98,978,290
Dedicated voice	9,571,155	7,772,277	9,364,583	8,653,038
Retail subscribers (in number of people):
Dial around (2)	228,330	215,187	206,937	192,678
1+ (3)	136,896	174,486	168,242	161,570

Total subscribers	365,226	389,673	375,179	354,248

	$	$	$	$
Average monthly revenues per user (retail): (4)
Dial around	21.5	19.9	20.7	21.8
1+	23.3	23.8	25.2	25.6
	$	$	$	$
Telecommunications revenue by customer type:
Dial around	14.8	13.3	13.7	13.3
1+	8.5	11.6	12.2	12.7
Enterprise	7.1	6.8	5.9	5.9
Other	—	0.1	0.2	—

Total telecommunications revenues	30.4	31.8	32.0	31.9

	%	%	%	%
Gross revenue — product mix (%):
Domestic long distance	33.5	31.4	28.6	28.9
International long distance	54.9	57.8	59.1	58.1
MRC/USF	9.9	9.6	10.8	11.5
Dedicated voice	1.7	1.2	1.5	1.5

Total retail revenues	100.0	100.0	100.0	100.0

	%	%	%	%
Total enterprise revenues (%):
Voice	51.4	51.2	50.1	48.4
Data	43.4	41.6	44.2	44.9
Other	5.2	7.2	5.7	6.7

Total enterprise	100.0	100.0	100.0	100.0

(1)	MRC/USF represents “Monthly Recurring Charges” and “Universal Service Fund” fees charged to the customers.

(2)	“Dial around” refers to a product that allows a customer to make a call from any phone by dialing a 10-10-XXX prefix.

(3)	“1+” refers to a product that allows a retail customer to directly make a long distance call from their own phone by dialing “1” plus the destination number.

(4)	Average revenues per user is calculated as the revenues for the last month of the quarter divided by the number of users at the end of the quarter.

The following data is provided for additional information about the Company’s real estate operations. It should be read in conjunction with the quarterly segment analysis provided herein. All amounts below are unaudited.

Income producing properties									December 31, 2003
		Occupancy	Net Book Value	Mortgage	Net Equity	Net Operating Income(‘NOI’)	Interest Expense	NOI less Interest	Return on Equity	Non-levered Return
Property	Location	Rates	$	$	$	$	$	$	%	%
Portage Place	Peterborough, Ontario	97.03%	19,068	10,034	9,034	1,939	662	1,277	14%	10%
Southland Mall	Winkler, Manitoba	95.77%	7,200	5,295	1,905	909	348	561	29%	13%
Suncoast Mall	Goderich, Ontario	95.38%	7,707	4,521	3,186	791	303	488	15%	10%
Willowcreek Centre I	Peterborough, Ontario	98.26%	4,610	3,976	634	518	263 (ii)	255	40%	11%
Humboldt Mall	Humboldt, Saskatchewan	85.60%	1,153	—	1,153	147	—	147	13%	13%
1250 Steeles Ave. West	Brampton, Ontario	100.00%	2,487	2,089	398	292	90	202	51%	12%

			42,225	25,915	16,310	4,596	1,666	2,930	18%	11%

			Less: Internal management fees (i)			(175)
			Less: Interest capitalized (ii)				(216)
			Other corporate costs			(494)

						3,927	1,450

(i)	Income producing properties are internally managed and management fees are eliminated on consolidation

(ii)	$216 of interest was capitalized to properties under development

Segment Analysis

     The Company believes that providing the results of business segments on a rolling eight-quarter basis, supplemented by commentary, provides meaningful information for users of the consolidated financial statements. The Company’s continuing communications operations are: Telecommunications-Retail, Telecommunications-Enterprise and Telecommunications-Technologies. Its other reportable segments are Real Estate and Corporate.

Telecommunications-Retail

	Unaudited								Audited
									Twelve months ended
									December 31
	2002	2002	2002	2002	2003	2003	2003	2003
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2001	2002	2003
	$	$	$	$	$	$	$	$	$	$	$
Revenues
Retail	22,811	20,984	19,834	20,076	23,272	25,363	26,070	25,816	49,289	83,705	100,521
Network services	—	—	—	—	—	4,142	3,079	408	—	—	7,629

	22,811	20,984	19,834	20,076	23,272	29,505	29,149	26,224	49,289	83,705	108,150
Operating costs and expenses:
Telecommunication costs (exclusive of network services, depreciation and amortization shown below)	13,273	12,237	10,973	11,267	14,715	15,209	16,032	15,668	35,546	47,750	61,624
Telecommunication costs — network services	—	—	—	1,995	6,205	2,165	807	(70)	—	1,995	9,107
Selling, general and administrative	7,698	6,179	5,717	7,890	10,788	10,434	10,804	10,354	20,558	27,484	42,380
Provision for doubtful accounts	1,357	1,251	1,118	2,240	1,175	1,131	1,465	1,661	839	5,966	5,432
Depreciation and amortization	980	977	966	1,133	1,164	1,162	1,453	1,088	2,286	4,056	4,867

Operating income (loss)	(497)	340	1,060	(4,449)	(10,775)	(596)	(1,412)	(2,477)	(9,940)	(3,546)	(15,260)

     Telecommunications-Retail business includes the operations of WorldxChange, acquired in June 2001, and the Agent business of RSL acquired in December 2002. The core business is as a facilities-based telecommunications provider in the retail long distance market. Telecommunications-Retail also provided a network service offering that commenced in the fourth quarter of 2002 and was discontinued in the third quarter of 2003. Telecommunications-Retail started offering local dial tone products to its residential and small business customers in the fourth quarter of 2003. In

2003, integration costs of $1,255 (included in selling, general and administrative expenses) were incurred as the Company worked to complete the integration of the acquired businesses.

     Telecommunications-Retail accounted for $108,150 of telecommunication services revenue in 2003 (2002 — $83,705; 2001 -$49,289). The increase over 2002 resulted from the recognition of revenue under the unencumbered cash basis of accounting relating to a network service offering, and from the inclusion of revenue from the Agent business of RSL. It is anticipated that Telecommunications-Retail revenue will continue to increase in 2004.

     Telecommunications-Retail’s telecommunication network expense was $70,731 in 2003 (2002 — $49,745; 2001 — $35,546). The increase over 2002 relates primarily to the acquisition of the former Agent business of RSL in December 2002 and the inclusion of network expenses related to the network service offering.

     Many factors affect the predictability of margins. These include pricing and cost attributes associated with over 700 long distance programs, fluctuations in the number of minutes carried over the Company’s frame relay and voice network, changes in the contribution rate to the USF, and other regulatory changes associated with the USF.

     Telecommunications-Retail’s selling, general and administrative expense was $42,380 in 2003 (2002 — $27,484; 2001 — $20,558). The increase in 2003 resulted from the acquisition of the former Agent business of RSL, an increase in commission costs related to the sales channel strategy (commissions paid to commercial agents and MLM channels), an increase in personnel costs and an increase in professional fees.

     Telecommunications-Retail’s provision for doubtful accounts was $5,432 in 2003 (2002 — $5,966; 2001 — $839).

     In 2004, the Company expects to bundle its competitive long-distance rates with the recently launched local service and other enhanced products to offer a unique, in-language suite of integrated services targeted at specific ethnic markets. From the first voice a customer hears, through to the receipt of an invoice, all communications with customers will now be in their own language. Currently, the Company is targeting telecommunications traffic originating in the United States with destinations in India, China, Brazil, Latin America and Eastern Europe, and this scope will be expanded going forward.

     The Company’s commercial agent channel will continue to focus on providing the highest levels of service at the most competitive price, helping the Company’s agent customers become more successful. The Company also recently launched a loyalty program to reward those agents who increase their business with the Company by providing incremental revenue. The Company expects that this will lead to a significant increase in revenue.

As the Company’s revenue mix changes in 2004, the contribution from this business will improve for three primary reasons:

1.	The Company expects to increase the revenue per customer by converting existing customers to its bundled offering while attracting new customers at higher average revenue rates due to the expanded service offering, i.e. local and long-distance versus only long-distance in 2003 and prior.

2.	The Company has commenced the roll out of its internally developed VoIP and enhanced services, complemented by deploying the latest solutions available from Nortel. This will be coupled with the consolidation of its network operating centres from two to one, and the reduction of the unprofitable parts of its network as traffic in these parts of the United States will be carried off-net.

3.	The continued deployment of technology and standard processes and consolidation of the Company’s back office functions, teamed with the Company’s shift toward increased direct billing and the attraction of a customer base with a longer average life will improve the return on investment from each customer.

Telecommunications-Enterprise

	Unaudited									Audited
										Twelve months ended
	2001	2002	2002	2002	2002	2003	2003	2003	2003	December 31
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2001	2002	2003
	$	$	$	$	$	$	$	$	$	$	$	$
Revenues
Enterprise	—	—	—	—	1,547	7,095	6,747	5,854	5,902	—	1,547	25,598

	—	—	—	—	1,547	7,095	6,747	5,854	5,902	—	1,547	25,598
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation and amortization shown below)	—	—	—	—	1,191	4,828	3,945	3,233	3,273	—	1,191	15,279
Selling, general and administrative	—	—	—	—	777	2,768	2,724	2,223	2,646	—	777	10,361
Provision for doubtful accounts	—	—	—	—	33	—	—	—	—	—	33	—
Depreciation and amortization	—	—	—	—	158	662	595	541	440	—	158	2,238

Operating loss	—	—	—	—	(612)	(1,163)	(517)	(143)	(457)	—	(612)	(2,280)

     Telecommunications-Enterprise is comprised of the operations of the former Enterprise business of RSL acquired in December 2002.

     The Company’s Enterprise channel is targeted at medium-sized companies where the Company can compete on service and price. The Company believes its customer service is second to none, as clients are assigned a dedicated Acceris representative responsible for ensuring the customer’s needs are met. The Company has also established strong relationships with all major telecommunications carriers, and is thus able to design a fully managed system for its customers utilizing a combination of carriers that best suits their objectives.

     Following the acquisition of the Enterprise business of RSL, the Company continues to deliver the high level of service that RSL has historically brought to the market place, and which has been the hallmark of its reputation. The revenue decline experienced during the year was due to the loss of several customers who made the decision to change providers while the business was in a bankruptcy proceeding, as well as to normal turnover. Following the acquisition, the Company began to implement customer attraction strategies in this business, which has a lengthy sales cycle. The Company expects that in 2004 its customer attraction/retention initiatives, coupled with its back office integration initiatives, will lead to improved contributions from this segment.

     The comparative figures in 2002 are for the period of December 11, 2002 through December 31, 2002.

Telecommunications-Technologies

	Unaudited								Audited
									Twelve months ended
	2002	2002	2002	2002	2003	2003	2003	2003	December 31
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2001	2002	2003
	$	$	$	$	$	$	$	$	$	$	$
Revenues
Technology and patents	1,581	888	321	47	—	1,050	1,049	65	4,730	2,837	2,164

	1,581	888	321	47	—	1,050	1,049	65	4,730	2,837	2,164
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation and amortization shown below)	—	—	—	—	—	—	—	(4)	—	—	(4)
Selling, general and administrative	1,002	968	942	1,350	669	1,652	954	962	8,922	4,262	4,237
Research and development	382	465	317	235	—	—	—	—	2,162	1,399	—
Provision for doubtful accounts	—	—	—	—	—	—	—	6	—	—	6
Depreciation and amortization	558	559	536	470	517	517	517	528	5,072	2,123	2,079

Operating loss	(361)	(1,104)	(1,474)	(2,008)	(1,186)	(1,119)	(422)	(1,427)	(11,426)	(4,947)	(4,154)

     Telecommunications-Technologies licenses a fully developed technology platform to third party users that facilitates the convergence of traditional telecommunications equipment and Internet Protocol technologies. Technology licensing revenues and contributions are project based and, as such, these amounts will vary from period to period based on the timing and size of technology licensing projects and payments.

     One of the Company’s most exciting developments in 2003 was the acquisition of a second patent related to VoIP. Utilizing the patented technology, VoIP enables telecommunications customers to originate a phone call on a traditional handset, transmit any part of that call via the Internet, and then terminate the call over the traditional telephone network. This new patent acquisition, combined with the Company’s existing VoIP patent, creates an international patent portfolio covering the basic process and technology that enables VoIP communications, and transforms Acceris into a major participant in the provision of VoIP solutions. Going forward, the Company intends to aggressively pursue recognition of its intellectual property in the marketplace through a focused licensing program.

     Telecommunications-Technologies reported revenue of $2,164 in 2003 (2002 - $2,837; 2001 - $4,730). The revenues in 2003 relate to two contracts. The first contract was entered into during the first quarter of 2003, with acceptance of the technology being obtained in the second quarter of 2003. The second contract, with an overseas customer, was entered into during the third quarter of 2003 and is expected to continue into 2004/2005. Revenue in 2002 and 2001 was largely from a $10 million licensing agreement with a single customer that was recognized over a twenty-four month period ending in May 2002.

     In 2003, Telecommunications-Technologies’ S,G&A expense was $4,237 (2002 - $4,262; 2001 -$8,922). It is anticipated that S,G&A expense will change from year to year and quarter-to-quarter, based on the business volumes in the segment.

     Telecommunications-Technologies did not incur any R&D costs in 2003 (2002 - $1,399; 2001 - $2,162). The maturity of the product offering and advancement of the technology does not require the business to invest in R&D at this time. However, investment in this segment may be required in the future to ensure that the technology continues to meet the expanding needs of the customer base.

Real Estate

	Unaudited								Audited
									Twelve months ended
	2002	2002	2002	2002	2003	2003	2003	2003	December 31
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2001	2002	2003
	$	$	$	$	$	$	$	$	$	$	$
Revenues
Canada	75	78	1,486	1,704	1,783	1,988	1,901	2,127	11	3,343	7,799

	75	78	1,486	1,704	1,783	1,988	1,901	2,127	11	3,343	7,799
Operating costs and expenses:
Income producing properties	—	—	502	946	944	1,047	882	999	—	1,448	3,872
Depreciation and amortization	16	16	107	60	102	63	68	253	3	199	486

Operating income	59	62	877	698	737	878	951	875	8	1,696	3,441

     The Company’s real estate business, Counsel Real Estate Inc., invests in and develops income-producing commercial properties, primarily retail shopping centres, and receives fees for its participation in a variety of real estate ventures and from property management activities.

     The Real Estate business is comprised of six income-producing properties, five of which were purchased in the third quarter of 2002. The leasable area of these properties is 729,722 square feet.

     The Real Estate segment has generated positive operating and net income since inception and is self-funding. The Company anticipates that it will acquire additional properties. As at December 31, 2003, income-producing properties were 94.81% leased.

     The Company has two active development projects, Imperial Square and 1250 Steeles. Imperial Square, an approximately 57,000 sq. ft. retail center, is located in Guelph, Ontario. The Imperial Square property development is expected to cost $6,844, and will be completed in 2004. The Company expects to fund this development through a non-revolving construction loan of up to $4,179, bearing interest at the greater of 9.25% or prime plus 3%.

     The other development project, 1250 Steeles Avenue West, is located in Brampton, Ontario. Construction is expected to begin in second quarter 2004. The project is due to be completed by third quarter 2004.

Corporate

	Unaudited								Audited
									Twelve months ended
	2002	2002	2002	2002	2003	2003	2003	2003	December 31
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2001	2002	2003
	$	$	$	$	$	$	$	$	$	$	$
Operating costs and expenses:
Selling, general and administrative	3,692	2,718	4,016	2,788	1,304	1,094	796	1,236	14,780	13,214	4,430
Depreciation and amortization	130	40	151	258	124	25	18	17	1,488	579	184

Operating loss	(3,822)	(2,758)	(4,167)	(3,046)	(1,428)	(1,119)	(814)	(1,253)	(16,268)	(13,793)	(4,614)

     Head office costs in 2003 amounted to $4,430 (2002 - $13,214; 2001 - $14,780). The decrease is primarily due to the reduction of overhead costs resulting from closing the Company’s New York office and the termination of the Company’s affiliation with Springwell Capital Partners, LLC.

B. LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Balance Sheet Data

	December 31,	December 31,
	2003	2002
	$	$
Total assets	143,589	134,714
Working capital	(21,933)	(14,896)
Long-term financial liabilities	88,693	75,041

Working capital

     The Company has experienced a reduction of $7,037 in working capital in 2003 resulting in a working capital deficit of $21,933 at December 31, 2003 (2002 - $14,896; 2001 - ($12,690)). The primary changes in working capital have resulted from a $4,787 increase in accounts payable and accrued liabilities, a $3,053 increase in unearned revenue relating to a discontinued network service offering, and a $3,041 increase in the revolving credit facility. These are partially offset by an increase in current assets, due to the reclassification of the Company’s investment in preferred stock of BUI from long term to current at December 31, 2003.

     The Company expects working capital to improve in 2004 as it recognizes amounts from unearned revenue, disposes of long-term care assets and earns operating income.

Sources of funding

     The Company remains financially sound with $19,377 in cash and cash equivalents and short-term investments on December 31, 2003 (2002 - $12,075; 2001 - $31,998). Management expects the Company to generate positive operating income and net earnings in 2004.

     In 2003, included in sources of cash were existing cash reserves, proceeds from convertible preferred shares, proceeds on the liquidation of short-term investments and positive operating cash flow from real estate. In 2004, the Company expects to monetize its investment in long-term care facilities on favourable terms, and Acceris plans to obtain funds in the public market, obtain additional financing from revolving credit facility as revenue grows and to liquidate its equity interest in BUI.

Uses of funding

     In 2003, funds were primarily used to fund operations, to make capital expenditures, to make scheduled payments on mortgages and capital leases, to acquire Transpoint and Imperial Square, and to develop Imperial Square.

     In 2002, funds were used to purchase five income-producing properties, to acquire the Enterprise and Agent business of RSL from bankruptcy, and to fund operating losses of the Company’s telecommunications business.

     In 2001, significant outflows included funding of acquisitions to expand the telecommunications business and to fund operating losses.

Convertible debentures

     On October 31, 2003, the Company repaid its outstanding 6% convertible debentures at maturity by delivering 690 common shares for each thousand dollars of principal, resulting in the issuance of 28.2 million common shares. A significant debenture holder filed a lawsuit to restrain the Company from satisfying its obligation to repay the debentures at maturity by delivering common shares. On October 28, the Ontario Superior Court of Justice dismissed the lawsuit. The debenture holder has appealed this decision. The Company incurred $1,025 in costs in 2003 primarily related to its offer to purchase the debentures prior to maturity, as well as in its defense of the lawsuit.

     At December 31, 2002, the Company’s convertible debentures had an outstanding face value of $42,561, and a fair value of $27,882.

Convertible preferred shares

     On December 19, 2003, the Company completed a private placement of a new series of convertible preferred shares for proceeds of $15,000. The proceeds from the private placement will be used for working capital purposes. The preferred shares are entitled to a dividend of 6% per annum, payable semi-annually on January 1 and July 1 of each year, commencing July 1, 2004. If cash dividends are not paid when due, the Company must pay the dividend via the issuance of additional preferred shares, subject to an aggregate maximum of 2,000,000 Series A preferred shares. The preferred shares are convertible on a one-for-one basis into common shares, by the holder and the Company, contingent on certain conversion factors. The preferred shares are redeemable at the option of the holder, commencing on January 1, 2009, at their original price plus all accrued and unpaid dividends.

     Under Canadian GAAP, the Company accounts for such a financial instrument as a hybrid because of its debt and equity components. At December 31, 2003, $11,200 of the instrument is included in liabilities, while $3,800 of the instrument is included in shareholders’ equity.

Acquisition of securities

     On December 12, 2003, the Company renewed its normal course issuer bid to purchase up to 2,430,113 common shares or 5% of the outstanding common shares of the Company, during the 12-month period beginning December 16, 2003 and ending on December 15, 2004.

     During 2003 the Company acquired 1,352,200 (2002 - 748,000; 2001 - 1,444,000) common shares for cancellation for $2,525 (2002 - $1,532; 2001 - $2,722). The excess of the average issue price over the repurchase price was credited to contributed surplus. During 2003, $3,628 was credited to contributed surplus (2002 - $1,886; 2001 - $3,878). 250,000 of the common shares acquired in 2003 were from former employees.

     During 2003, pursuant to normal course issuer bids, the Company purchased for cancellation $1,700 (2002 - $200; 2001 - $5,740) of debentures for cash consideration of $1,161 (2002 - $141; 2001 - $3,180), reducing the liability component of the debentures payable by $22 (2002 - $9; 2001 - $720). As a result of the redemption and the cancellation of repurchased convertible debentures, the outstanding face amount as at December 31, 2003 was $nil (2002 -$42,561; 2001 - $42,761). The fair value of the debentures as at December 31, 2003 was $nil (2002 - $27,882; 2001 - $23,519).

Property, plant and equipment

     Investment in property, plant and equipment for the year ended December 31, 2003 was $2,333 (2002 - $1,739; 2001 - $1,163). The Company expects to invest approximately $4,000 in property, plant and equipment during fiscal 2004. Funding for these investments is expected to come from cash on hand and short-term investments, operating cash flows, and from capital raised by Acceris.

Obligations

     The following table summarizes all the outstanding obligations of the Company’s continuing operations by the year in which they become due. The Company expects to fund these obligations from operating income, cash on hand, the renewal of mortgages and loans and the capital raised by Acceris.

	2004	2005	2006	2007	2008	Thereafter	Total
	$	$	$	$	$	$	$
Mortgages and loans	4,377	1,055	1,479	1,210	16,714	3,599	28,434
Convertible preferred shares	—	—	—	—	—	15,000	15,000
Revolving credit facility	—	12,127	—	—	—	—	12,127
Operating leases	5,861	2,140	1,410	922	492	374	11,199
Capital leases	2,948	1,666	—	—	—	—	4,614

Total	13,186	16,988	2,889	2,132	17,206	18,973	71,374

Cdn$ denominated debt	6,611	1,045	1,114	1,189	16,685	3,615	30,259
US$ denominated debt	6,575	15,943	1,775	943	521	15,358	41,115

	13,186	16,988	2,889	2,132	17,206	18,973	71,374

     The Company expects to renew loans and mortgages as they become due, and is subject to volatility in interest rates and property valuations at the time of renewal.

     In addition, the Company has provided its Keep Well to its subsidiary, Acceris. Under the Keep Well, the Company is obligated to fund the ongoing operations of Acceris through June 30, 2005. In 2003, the Company funded Acceris in the amount of $7,896 (2002 - $13,823; 2001 - $41,420).

Related party transactions

     The holder of the non-controlling equity interest in the Imperial Square retail development site, in Guelph, which was acquired in 2003, is affiliated with a member of the board of directors of the Company.

Dividends

     The Company did not pay any cash dividends in 2003, 2002 and 2001.

     The Company does not intend to pay dividends to its common shareholders. Pursuant to the private placement of preferred shares noted below, the Company has agreed that dividends on its common shares shall not exceed $0.09 per share per annum, on a non-cumulative basis, as long as any Series A preferred shares are outstanding.

     On December 19, 2003, the Company completed a private placement of a new series (Series A) of convertible preferred shares. Under this agreement, the Series A preferred shares are entitled to a dividend of 6% per annum, payable semi-annually on January 1 and July 1 of each year, commencing on July 1, 2004. If cash dividends are not paid when due, Counsel must issue additional Series A preferred shares as a stock dividend (subject to an aggregate maximum of 2,000,000 Series A preferred shares).

     There are certain restrictions on the payment of dividends by some of the Company’s subsidiaries, due to compliance with certain business corporations acts and covenants of its revolving credit facility.

Subsequent Events

     Subsequent to year-end, the Company received confirmation that certain indefeasible rights of usage (“IRUs”) acquired by the Company have been reclaimed by the IRU’s consortium, which is the group that owns and operates the cable. As a result of this reclamation of the IRU by the consortium, the Company has been discharged of approximately $767 of obligations payable to the consortium existing at December 31, 2003. The Company recorded the discharge of this obligation as other income for the first quarter of 2004.

     Subsequent to year-end, the Company converted its preferred stock in BUI to shares of common stock. In a private placement, the Company sold 50% of the shares of common stock for approximately $1,600, which proceeds will be used to fund operations, capital expenditures and to improve working capital. The Company recorded a gain of approximately $566 in the first quarter of 2004 relating to the sale of these shares. These shares were included in short-term investments at December 31, 2003.

     On April 16, 2004, certain shareholders of the Acceris (the “Plaintiffs”) filed a putative derivative complaint in the Superior Court of the State of California in and for the County of San Diego, (the “Complaint”) against Acceris, WorldxChange Corporation, Counsel Communications LLC, and Counsel as well as certain present and former officers and directors of Acceris, some of whom also are or were directors and/or officers of the other corporate defendants (collectively, the “Defendants”). The Complaint alleges, inter alia, that the Defendants, in their respective roles as controlling shareholder and directors and officers of Acceris committed breaches of the fiduciary duties of care, loyalty and good faith and were unjustly enriched, and that the individual Defendants committed waste of corporate assets, abuse of control and gross mismanagement. The Plaintiffs seek compensatory damages, restitution, disgorgement of allegedly unlawful profits, benefits and other compensation, attorneys’ fees and expenses in connection with the Complaint. In addition, the Defendants in the Complaint were named in a complaint for damages filed in the Superior Court of the State of California in and for the County of San Diego on April 16, 2004, in which the plaintiffs, who include the Plaintiffs in the Complaint as well as additional plaintiffs, made claims nearly identical to those set forth in the Complaint. The Company believes that these claims in their entirety are without, merit and intend to vigorously defend these actions. There is no assurance that this matter will be resolved in the Company’s favor and an unfavorable outcome of this matter could have a material adverse impact on the business, results of operations, financial position or liquidity.

     In connection with Acceris’ efforts to enforce it patent rights, Acceris Communications Technologies Inc., a wholly-owned subsidiary of Acceris, filed a patent infringement lawsuit against ITXC Corp. (“ITXC”) in the United Stated District Court of the District of New Jersey on April 14, 2004. The complaint alleges that ITXC’s VoIP services and systems infringe Acceris’ U.S. Patent No. 6,243,373, entitled “Method and Apparatus of Implementing a Computer Network/Internet Telephone System.” On May 7, 2004, ITXC filed a lawsuit against Acceris Communications Technologies Inc., and Acceris, in the United States District Court for the District of New Jersey for infringement of five ITXC patents relating to VoIP technology, directed generally to the transmission of telephone calls over the Internet and the completion of telephone calls by switching them off the Internet and onto a public switched telephone network. The Company strongly believes that the allegations contained in the ITXC complaint are, in their entirely, without merit and it intends to provide a vigorous defense to the ITXC claims.

     On October 31, 2003, the Company repaid all of its outstanding convertible debentures by delivering 690 common shares for each $1,000 of principal, resulting in the issuance of 28.2 million common shares. A significant debenture holder filed a lawsuit to restrain the Company from satisfying its obligation to repay the debentures at maturity by delivering common shares. On October 28, 2003 the Ontario Superior Court of Justice dismissed the lawsuit. The former debenture holder appealed this decision to the Ontario Court of Appeal. On May 20, 2004, the Court of Appeal ruled that the appeal was improperly brought before the Court of Appeal, and ordered that the appeal be transferred to the Ontario Divisional Court. The appeal is presently scheduled for November, 2004.

     On May 31, 2004, Counsel sold its five retirement centers in Canada to the lessee, pursuant to exercise options in the lease agreement. The total purchase price pursuant to the options is Cdn $30 million, before costs of disposition. The properties had a net book value of Cdn $22 million and were subject to mortgages aggregating approximately Cdn $18 million.

     On June 11, 2004, Counsel received a NASDAQ Staff Determination indication that Counsel fails to comply with the market value of listed shares requirements for continued listing set forth in Marketplace Rule 4310(c)(2)(B)(ii), and that its Common Stock will be delisted from the NASDAQ Smallcap Market at the opening of business on June 21, 2004, unless the Company requests a hearing before a NASDAQ Listing Qualifications Panel before the end of business on June 17, 2004. A hearing has been requested and is scheduled for July 8, 2004. Under applicable rules, the hearing will stay the delisting of the Company’s Common Stock, pending a decision by the NASDAQ Panel. There can be no assurance that the decision of the NASDAQ Panel will be favourable to Counsel. If Counsel’s Common Stock is delisted following the hearing, Counsel’s Common Stock may be eligible for listing on the Over the Counter Bulletin Board. It should be noted, however, that Counsel’s primary exchange listing is The Toronto Stock Exchange and that it is fully compliant with the listing requirements of that exchange.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     The Company suspended its research and development activities in 2002, and will resume investing in research and development when it becomes necessary to supplement Acceris’ technology platform.

     Acceris owns four patents and utilizes the technology supported by those patents in providing its proprietary software solutions. The Company believes that it holds the foundational patents for “voice internet transmission system” in its VoIP Patents. To date, the Company has licensed portions of that technology to third parties. In addition, Acceris also has several patent applications pending before United States Patent and Trademark Office and other such authorities internationally.

D. TREND INFORMATION

     The Company does not know of any significant trends, uncertainties, demands, commitments, or events that would have a material effect on the Company’s financial condition, other than those disclosed in this report.

E. OFF-BALANCE SHEET ARRANGEMENTS

     The Company has guaranteed the repayment of certain mortgages amounting to $40,236. Seven of these mortgages, amounting to $30,900, are payable by a limited partnership in which the Company has a 50% equity interest. The Company’s investment in this limited partnership has a carrying value of $nil. In 1984 the Company sold seven long-term care facilities to the limited partnership, and the Company continues to act as guarantor for the repayment of the first mortgages on the facilities, which were assumed by the limited partnership. The limited partnership is in compliance with the terms of the mortgages and, accordingly, the Company has not recognized any liability that may arise under the guarantees provided. The Company believes that the value of the facilities, which have been provided as collateral for the guarantee, is in excess of the amount of the mortgages and, on a sale or liquidation, would be sufficient to reimburse the Company for any payments that became due under these guarantees.

     In addition, the Company has provided a guarantee for the repayment of a mortgage of $9,336 payable by another limited partnership. In 1985 the Company sold a long-term care facility to the limited partnership. The mortgage on the facility was assumed by the partnership and continues to be guaranteed by the Company. The Company receives a fee for this guarantee. The Company has no equity interest in the partnership; however, it does receive an annual incentive fee from the partnership based on the partnership’s financial performance, and is entitled to participate in the proceeds of a sale or refinancing of the facility. The limited partnership is in compliance with the terms of the mortgage and, accordingly, the Company has not recognized any liability that may arise under this guarantee. The Company believes that the value of the facility, which has been provided as collateral for the guarantee, is in excess of the amount of the mortgage and, on a sale or liquidation, would be sufficient to reimburse the Company for any payment that became due under this guarantee.

     Counsel has agreed to fund through long-term inter-company advances or equity contributions, all capital investment, working capital or other operational cash requirements of its major subsidiary, Acceris. The Keep Well obligates Counsel to continue its financial support of Acceris through June 30, 2005. During 2003, Counsel advanced Acceris approximately $7,896 under its Keep Well, converted approximately $5,667 of accrued interest into principal and converted $40,673 of existing loans receivable from Acceris into equity in Acceris, increasing its ownership of Acceris from 70% to 91%. In 2004, Acceris intends to approach the capital markets directly to raise funds. Should this not occur, Acceris will call upon the Keep Well. At December 31, 2003, Counsel had $19,377 in cash and equivalents and short-term investments to support any requirements under the Keep Well. Counsel also has the ability to obtain additional financing on its existing assets, including but not limited to its 91% equity interest in Acceris and loans receivable from Acceris, as well as its long-term care, real estate and other corporate assets. While management believes that the Company will be able to meet its commitments, the possibility exists that unforeseen events, adverse business conditions, or other factors could affect the Company’s liquidity. If such events or conditions occur, management believes the Company could pursue alternative plans. However, there can be no assurance that such alternatives will be available or that management will be successful in their implementation.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes all of the outstanding obligations of the Company’s continuing and discontinued operations by year that they become due. The Company expects to fund these obligations from operating income, cash on hand, the renewal of mortgages and loans, and the monetization of existing assets.

Contractual obligations	2004	2005	2006	2007	2008	Thereafter	Total
	$	$	$	$	$	$	$
Mortgages and loans - continuing operations	4,377	1,055	1,479	1,210	16,714	3,599	28,434
Mortgages and loans - discontinued operations (i)	238	8,288	5,583				14,109
Convertible preferred shares	—	—	—	—	—	15,000	15,000
Revolving credit facility	—	12,127	—	—	—	—	12,127
Operating leases	5,861	2,140	1,410	922	492	374	11,199
Capital leases	2,948	1,666	—	—	—	—	4,614

Total	13,424	25,276	8,472	2,132	17,206	18,973	85,483

(i) These obligations were eliminated on May 31, 2004 as a result of the sale of the related assets.

     In addition, the Company has provided the Keep Well to its communications platform company, Acceris. Under the Keep Well, the Company is obligated to fund the ongoing operations of Acceris through June 2005.

G. SAFE HARBOUR

See “Note Regarding Forward Looking Statements” on page 3.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

NAME	POSITION
Allan C. Silber	Chairman, President and Chief Executive Officer
Frank Anderson	Director
Anthony F. Griffiths	Director
Norman Hill	Director
William H. Lomicka	Director
Philip Reichmann	Director
Gary M. Clifford	Chief Financial Officer
Kelly D. Murumets	Executive Vice President
Stephen A. Weintraub	Senior Vice President and Secretary
Catherine A. Moran	Vice President of Accounting and Corporate Controller
Gary Taylor	Director of Taxation
Joshua M. Silber	President of Counsel Real Estate Inc.
Howard Wortzman	Chief Financial Officer, Counsel Real Estate Inc.
James G. Ducay	Executive Vice President and Chief Operating Officer, Acceris
Kenneth L. Hilton	Executive Vice President, Sales and Marketing, Acceris

     The terms of office of all directors expire at the next annual meeting or until their successors are elected or appointed.

     Allan C. Silber, 55, was one of the founders of the Company in 1979. He has been Chairman and Chief Executive Officer since that time. Mr. Silber attended McMaster University and received a Bachelor of Science degree from the University of Toronto.

     Frank Anderson, 61, became a director of the Company in July 2003. Mr. Anderson is the President of LIN Solutions Inc. Mr. Anderson serves as a Trustee of InnVest REIT and O&Y REIT, both publicly traded real estate investment trusts. He is also a Director of Dundee Wealth Management Inc. Mr. Anderson was a senior partner in the Toronto office of a major accounting firm until his retirement in 1999. He specialized in the consumer products, real estate, hospitality and advertising industries. Mr. Anderson obtained an undergraduate degree in Economics from the University of Glasgow, his C.A. designation from the Institute of Chartered Accountants of Scotland and was elected a Fellow of the Institute of Chartered Accountants of Ontario in 1997.

     Anthony F. Griffiths, 73 has been a director of the Company since June 2002. He has been an independent consultant and corporate director since 1993. He is a director and Chairman of Slater Steel Inc., Russel Metals Inc. and Brazilian Resources, Inc. He is also a director of a number of other public companies including ShawCor Ltd., Vitran Corporation, Calian Technologies Ltd., Fairfax Financial Holdings Limited, Leitch Technology Corp., Lindsey Morden Group Inc., IMI International Medical Innovations Inc., Alliance Atlantis Communications Inc., The Hub Group Limited, Trojan Technologies Inc. and Odyssey Re Holdings Corp.

     Norman Hill, 77, has been a director of the Company since March 1984. He has been President of Norman Hill Realty Inc., a real estate broker, for more than ten years.

     William H. Lomicka, 67, has been a director of the Company since June 2002. Mr. Lomicka is Chairman of Coulter Ridge Capital, Inc. a private investment firm, a position he has held since 1999. Between 1989 and 1999 he was President of Mayfair Capital, Inc., a private investment firm. Mr. Lomicka is a director of Pomeroy IT Solutions and is also on the board of advisors of Valley Ventures, an Arizona venture capital fund. Mr. Lomicka is a graduate of the College of Wooster in Wooster, Ohio, and has a Master’s of Business Administration degree from Wharton School of the University of Pennsylvania.

     Philip Reichmann, 46, has been a director of the Company since November 1984. He has been Chief Executive Officer of O&Y Properties Corporation, focused on the ownership, management and development of office buildings, since February 1997. He is also Chief Executive Officer of O&Y REIT, a real estate investment trust.

     Gary M. Clifford, 35, joined the Company in November 2002. Prior to his involvement with Counsel, Mr. Clifford was employed by Leitch Technology Corporation as Director of Finance/Controller (1998 to 2000), Vice President Corporate Development (2000 to 2001) and Vice President Operations (2001 to 2002). From 1996 to 1998, Mr. Clifford worked for Netstar Communications Inc. Mr. Clifford is a Chartered Accountant, who articled with Coopers & Lybrand, and a graduate of the University of Toronto, with a Bachelor’s degree in Management.

     Kelly D. Murumets, 40, joined the Company in February 2002. Prior to her involvement with Counsel, Ms. Murumets was a Vice President with Managerial Design where she was a valued advisor to clients throughout North America giving leaders the insight and guidance required to implement change, achieve results and improve profitability. Ms. Murumets received her BA from Bishop’s University, her MBA from University of Western Ontario’s Ivey School of Business and her MSW from Wilfrid Laurier University in 1996, where she was the recipient of the Gold Medal and Governor General’s Award.

     Stephen A. Weintraub, 56, joined the Company in June 1983 as Vice President, Finance and Chief Financial Officer. He has been Secretary since February 1987 and Senior Vice President since September 1989. Mr. Weintraub received a Bachelor’s degree in Commerce from the University of Toronto in 1969, qualified as a Chartered Accountant with Clarkson, Gordon (now Ernst & Young LLP) in 1972 and received his law degree (LL.B.) from Osgoode Hall Law School, York University in 1975.

     Catherine A. Moran, 37, joined the Company in February 2004 as Vice President of Accounting and Corporate Controller. Prior to her involvement with Counsel, Ms. Moran was employed by Alliance Atlantis Communications Inc. as Vice President of Finance, Entertainment Group (2003-2004), Director of Finance, Entertainment Group, (2000-2003) and Controller, Production (1999-2000). From 1996 to 1999, Ms. Moran worked for Discovery Channel, a Netstar Communications Inc. company. Ms. Moran is a Chartered Accountant, who articled with Coopers & Lybrand, Rosenberg, Smith and Partners and Doane Raymond. Ms. Moran received her Bachelor of Commerce degree from the University of Toronto in 1990.

     Gary Taylor, 34, joined the Company as Director of Taxation in October 2002. Prior to joining Counsel, Mr. Taylor worked as a Senior Manager in the tax consulting practice of PricewaterhouseCoopers LLP in Toronto where, in particular, he obtained extensive experience working with medium-sized and large multinational corporations with real estate interests in and outside Canada. Mr. Taylor is originally from South Africa where he qualified as a Chartered Accountant before moving to Canada in 1995 and obtaining his Canadian CA designation.

     Joshua M. Silber, 31, joined Counsel Corporation in 2001 as Vice President, responsible for its real estate activities. In 2002 Josh took the role of President of Counsel Real Estate Inc. a wholly owned subsidiary of Counsel Corporation. Prior to joining Counsel Corporation Josh founded Silvest Developments in 1998, a commercial real estate company. He began his real estate career at Ballantry Homes where his duties included customer service and business development. Mr. Silber graduated from Concordia University in 1995 and holds a BA in Social Science.

     Howard Wortzman, 54, joined Counsel Corporation as a controller for Counsel Corporation’s real estate division in 1986 and within one year was promoted to a VP responsible for financial reporting, tax planning and compliance and treasury for Counsel’s entire real estate operations. In 1993 he became CFO of Counsel Corporation providing similar line functionality and joined Counsel’s top executive team. In October of 2002 upon Counsel’s re-entrance into the real estate sector, he was delighted to accept the role of CFO for Counsel Real Estate Inc., while remaining as a member of Counsel’s top executive team. Prior to joining Counsel, he was an accountant with Arthur Andersen from 1975 to 1980, and with Soberman Isenbaum & Colomby from 1981 until his joining Counsel. Mr. Wortzman is a Chartered Accountant and received his MBA from York University in 1975 and his Honours BA from the University of Toronto in 1973.

     James G. Ducay, 45, was named Executive Vice President and Chief Operating Officer of Acceris in October 2003. From December 2002 until October 2003, Mr. Ducay served a President of the Acceris enterprise business. Previously, From April 2000 to December 2002, Mr. Ducay was Executive Vice President and Chief Operating Officer

of RSL with responsibilities for Marketing, Sales and Account Services, Engineering and Operations and Information Technology. Before joining RSL, Mr. Ducay was Vice President of Marketing and Sales for Ameritech Interactive Media Services from February 1998 to April 2000. He also served as Managing Director and Vice President for Bell Atlantic/NYNEX. Mr. Ducay has a Master’s Degree in Engineering from the University of Illinois and a Master’s Degree in Business Administration from the University of Chicago.

     Kenneth L. Hilton, 51, was named Acceris’ Executive Vice President, Sales and Marketing in October 2003. Previously, he was Chief Executive Officer of WorldxChange Corporation from May 2002. From June 1999 to December 2001, Mr. Hilton served as the Chief Executive Officer of Handtech.com, an internet based start-up company in Austin, TX that provided customized E-commerce storefronts, supply chain management and back office services to value-added sellers. From October 1995 to May 1999, he was the Executive Vice President of North American Consumer Sales for Excel Communications, where he also served as Chairman of the Board for Excel Canada. Prior to Excel, he ran the North America operations for PageMart Wireless where he launched the Canadian business and also served as the Chairman of the Canadian Board. Prior to PageMart, Mr. Hilton held numerous sales and management positions with IBM.

B. COMPENSATION

     The following table sets forth information concerning the annual and long term compensation earned for services rendered to the Corporation and its subsidiaries during 2003 in respect of each of the individuals who were at any time during the fiscal year ending December 31, 2003, the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation (the “named executive officers”):

(In Canadian dollars)

					Long Term
					Compensation
	Annual Compensation				Awards
			Other Annual		Securities Under
	Salary	Bonus	Compensation		Options Granted	All Other
Name and Principal Position	($)	($)	($)		(#)	Compensation
ALLAN SILBER Chairman and Chief Executive Officer	580,000	696,000	48,781	(1)	—	133,000 (2)
SAMUEL SHIMER Senior Vice President, M&A, Acceris Communications Inc.	382,690	—	24,678	(1)	—	66,700 (2)
GARY WASSERSON (3) President, Acceris Communications Technologies Inc.	584,472	—	11,986	(1)	—	—
KEN HILTON Executive Vice President, Sales & Marketing, Acceris Communications Inc.	382,690	76,538	—		150,000 (4)	—
JAMES DUCAY Executive Vice President, Chief Operating Officer, Acceris Communications Inc.	382,690	—	—		150,000 (4)	—

During the year ended December 31, 2003, the company paid its directors and executive officers, as a group, for services in all capacities, C$5,328,345.

(1)	This amount reflects imputed interest on interest free loans provided under the Corporation’s securities purchase programs described under Item 7B - Related Party Transactions.

(2)	Mr. Silber was appointed interim Chief Executive Officer and President of Acceris Communications Inc. as of December 19, 2002 at which time the board of directors of Acceris determined that Mr. Silber should be entitled to an annual salary of US$275,000 and a discretionary bonus equal to 100% of his base salary. For 2003, no bonus was awarded. Mr. Silber elected to assign his salary payable at December 31,2003 to the Corporation with the intention that it be allocated to the executive officers of the Corporation who were directly involved in the operations and management of Acceris. Of this amount US$100,000 was subsequently allocated to Mr. Silber and US$50,000 was allocated to Mr. Shimer.

(3)	Gary Wasserson ceased to be an officer of the Corporation at the end of December 2003.

(4)	Options to purchase common shares of Acceris Communications Inc.

Options

	Securities Under		% of Total Options Granted	Exercise or Base		Market Value of Securities Underlying
Name	Options Granted (#)		To Employees in 2003	Price ($/Security)		Options on the Date if Grant ($/Security)		Expiration Date
Kenneth Hilton	150,000	(1)	11.6%	US$	3.00	US$	3.00	December 21, 2011
James Ducay	150,000	(1)	11.6%	US$	3.00	US$	3.00	December 21, 2011

(1)	Options to purchase common shares of Acceris Communications Inc.

Employment Agreements

     The Corporation entered into an employment agreement with Allan Silber dated as of February 1, 1994. This agreement was amended by an amendment agreement dated as of January 3, 1997. Under this employment agreement, as amended, Mr. Silber was entitled to receive in 1997, and each of the two following financial years, a predetermined base salary of C$575,000 and an annual bonus in an amount determined by the Compensation Committee. After 1999, the base salary shall be reviewed annually and may be increased at the discretion of the Compensation Committee. The bonus is calculated with reference to the satisfaction of certain objectives to be determined, provided the bonus for any year shall not exceed Mr. Silber’s base salary for that year. Pursuant to the employment agreement, as amended, in the event of his termination by the Corporation, Mr. Silber shall be paid an amount equal to the aggregate of the base salary and any bonuses paid to Mr. Silber in respect of the two full calendar years immediately preceding the date of termination. Mr. Silber has the option of terminating his agreement and receiving the termination payment if any person, other than Allan Silber or a person who does not deal at arm’s length with Allan Silber, acquires control of the Corporation. The Corporation may terminate the employment of Mr. Silber for cause without the requirement to pay the prescribed termination amount.

     Effective October 31, 2001, Counsel Corporation (US), a wholly owned subsidiary of the Corporation, entered into an employment agreement with Gary Wasserson whereby Mr. Wasserson became a Managing Director of Counsel Corporation (US). The agreement expired on December 31, 2003 and was not extended. Mr. Wasserson is entitled to an annualized base salary of US$550,000 until June 30, 2003 and US$275,000 thereafter. For the calendar year ended December 31, 2003, Mr. Wasserson was eligible to receive bonus compensation in an amount up to US$137,500. Mr. Wasserson also had the right to participate in the Corporation’s 2001 Executive Stock Purchase Plan.

     On May 1, 2002, Acceris Communications Corp. (formerly, WorldxChange Corp.), a wholly owned subsidiary of Acceris, and Kenneth L. Hilton entered into a four-year employment agreement pursuant to which Mr. Hilton became Chief Executive Officer of Acceris Communications Corp. Mr. Hilton’s annual salary is US$275,000, and he is eligible for a discretionary bonus in an amount to be determined by the board of Acceris up to 100% of his annual salary. Counsel Communications LLC (“Counsel Communications”), a wholly owned subsidiary of the Corporation, and the Corporation also entered into an agreement with Mr. Hilton dated May 1, 2002, under which agreement, Mr. Hilton was issued approximately 0.2% of the common units of Counsel Communications, which common units were to vest over a four-year period commencing on May 1, 2003.

     On July 1, 2002, Acceris and James G. Ducay entered into an employment agreement, which became effective on December 10, 2002, the date on which Acceris Communications Corp. completed its acquisition of certain assets of RSL COM U.S.A., Inc., and expired on December 10, 2003. Mr, Ducay’s annual salary is US$275,000, and he is eligible for a discretionary bonus in an amount to be determined by the board of Acceris of up to 100% of his annual salary. On January 1, 2004, Mr. Ducay entered into a new employment agreement with the Corporation which is effective until January 1, 2005, under substantially the same material terms and provisions.

C. BOARD PRACTICES

Compensation Committee

     Decisions on compensation of the Corporation’s senior executives are made by the compensation committee of the Corporation’s board of directors (the “Compensation Committee”). All members of the Compensation Committee are non-employee directors. It is the responsibility of the Compensation Committee to assure the Board that the executive compensation programs are reasonable and appropriate, meet their stated purpose and effectively serve the needs of the Corporation’s shareholders and the Corporation. For 2003, directors William Lomicka, Norman Hill and Philip Reichmann comprised the Board’s Compensation Committee.

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

     The Corporation’s executive compensation program has been designed to support the overall Corporation strategy and objective of creating shareholder value by:

•	emphasizing pay for performance by having a significant portion of executive compensation “at risk”

•	directly aligning the interest of executives with the long term interest of shareholders by awarding stock options at current market prices which have value to the executives only through stock appreciation over the long run

•	providing compensation opportunities that attract and retain talented and committed executives on a long term basis

•	appropriately balancing the Corporation’s short term and long term business, financial and strategic goals

     The Corporation’s strategic goals are:

•	profitability: to maximize financial returns to its shareholders

•	growth: to expand the operations of the Corporation in such a manner as not to imperil the achievement of other objectives

•	stability: to be seen as a desirable employer and a responsible corporate citizen

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

     Pursuant to the former Corporation’s Employee Share Purchase Loan Plan, designated employees are eligible to receive an interest free loan from the Corporation of 80% of the cost of acquisition of the shares purchased by the employee on the open market. The shares purchased by the employee are pledged to the Corporation as security for the loan. The maximum number of shares that may be purchased by an individual employee is equal to 125% of the employee’s outstanding stock options of the Corporation subject to a maximum loan amount of US$600,000 per employee. Each loan is repayable on the earliest (1) of five years from the date it is advanced, (2) the date the shares purchased are sold, and (3) the date the employment of the employee with the Corporation or its affiliates is terminated. If the employee sells the shares purchased with the loan before the third anniversary of their acquisition, the employee is required to pay the Corporation an amount equal to 10% per annum of the loan for the period during which it was outstanding, plus 50% of the gain realized by the employee on the sale of the shares.

     Pursuant to the Corporation’s 2001 Executive Stock Purchase Plan (“the 2001 Plan”) designated executive employees were eligible to receive an interest free loan from the Corporation of 80% of the cost of acquisition of the shares purchased by the employee on the open market, provided that the maximum aggregate amount lent under the 2001 Plan did not exceed US$4,000,000. The shares were pledged to the Corporation as security for the loan. Each loan is repayable on the earliest of (1) ten years from the date it is advanced, (2) the date the shares purchased are sold, and (3) 30 days following the date the employment of the employee with the Corporation or its affiliates is terminated, provided that 20% of each loan shall payable on each of the sixth, seventh, eighth, ninth and tenth anniversaries of the date of advance. If the employee sells the shares purchased with the loan before the third anniversary of their acquisition, the employee is required to pay the Corporation an amount equal to 10% per annum of the loan for the period during which it was outstanding, plus 50% of the gain realized by the employee on the sale of the shares. For each share purchased by an executive employee pursuant to the 2001 Plan, the Corporation awarded the employee one-half of an option pursuant to the Corporation’s 1997 Stock Option Plan.

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

Audit Committee

     During 2003, the Audit Committee was comprised of three directors: Frank Anderson. Anthony F. Griffiths, and William Lomicka, all of whom were unrelated directors. Each member of the committee is financially literate. Annual financial statements of the Corporation are reviewed by the Audit Committee and form the basis of a report thereon to the entire Board. The Audit Committee is also responsible for monitoring the Corporation’s internal accounting controls and for reviewing the performance and the remuneration of the Corporation’s independent auditors. The Audit Committee has unrestricted access to the Corporation’s auditors without the presence of management.

     The Audit Committee operated pursuant to a written charter that was approved and adopted by the Board on November 16, 2000 and amended on May 13, 2004.

Governance Committee

     During 2001, the Corporation established a Governance Committee to oversee governance matters, to report thereon and to make recommendations to the full Board. During 2003, the members of the committee consisted of Philip Reichman, Anthony F. Griffiths and William H. Lomicka, all of whom are unrelated directors.

     Specifically, the Corporation’s Governance Committee has been given responsibility for:

•	Ensuring compliance with and a response to the TSX Guidelines

•	Monitoring and assessing the performance of management as a whole and the individual members of management

•	Monitoring and assessing the individual and collective performance of the Board

•	Seeking and obtaining comment (whether by way of written questionnaires or through private discussions) on the adequacy of the Corporation’s approach to corporate governance form the remaining members of the Board and from management, and development responses to the concerns raised, if any.

Compensation of Directors

     The Corporation pays fees to directors (stated in absolute dollars) who are not officers of the Corporation or its subsidiaries. Effective January 1, 1992 such fees were established at $1,000 per board meeting, $500 per committee meeting and an annual retainer of $12,000. Effective July 1, 2002, these fees were increased to $1,500 per board meeting, $750 per committee meeting and an annual retainer of $15,000. In addition, in 2002, each outside director was granted 25,000 options pursuant to the Corporation’s 1992 Stock Option Plan and in 2003 Frank Anderson was granted 25,000 options pursuant to the Corporation’s 1997 Stock Option Plan. The compensation for outside directors is currently under review by the Compensation Committee.

D. EMPLOYEES

     As at December 31, 2003, the Corporation and its subsidiaries employed approximately 1,470 employees, of which approximately 340 were employed by Acceris and its subsidiaries, approximately 1,100 were employed at the seven Canadian nursing homes leased by the Corporation, which form part of the Corporation’s discontinued long-term care operations, and 30 were employed by the Corporation in its real estate operations and at its head office.

E. SHARE OWNERSHIP

     The following table sets out the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by the directors and named executive officers as of April 30, 2004. The table does not reflect shares which may be acquired pursuant to the exercise of options.

	Number of	Percentage of Outstanding
Name	Common Shares	Common Shares
Allan C. Silber	4,531,261 (1)	9.3%
Anthony F. Griffiths	40,000	*
Norman Hill	231,550	*
William H. Lomicka	36,700	*
Philip Reichmann	28,100 (2)	*
Sam Shimer	653,011	1.3%
Gary Wasserson	330,000	*
Gary M. Clifford	Nil	*
Kelly D. Murumets	250,000	*
Stephen A. Weintraub	216,901	*
Catherine A. Moran	Nil	*
Gary Taylor	Nil	*
Joshua M. Silber	807,542	1.7%
Howard Wortzman	185,500	*
Kenneth L. Hilton	Nil	*
James G. Ducay	Nil	*

*	Less than 1%.

(1)	Allan Silber owns 1,432,069 common shares and CXS Holdings Inc., a company controlled by Allan Silber, owns 3,099,192 shares. In addition, Allan Silber’s spouse and children own 2,557,218 shares.

(2)	Philip Reichmann is a member of the Albert Reichmann family, which directly and beneficially owns PF&R Holdings Inc., a private corporation, which owns 1,000,000 common shares in the capital of the Corporation.

STOCK OPTIONS

     Under the 1992 Director, Officer and Employee Stock Option Plan, the Company may grant options to its directors, officers and employees for up to 2,700,000 Common Shares. Under the 1997 Stock Option Plan, the Company may grant options to its directors, officers, employees and any other person or company engaged to provide ongoing management or consulting services for the Company, for up to 4,200,000 Common Shares. Under both plans, the exercise price of each option equals the market price of the Company’s Common Shares on the date of grant. The maximum term of the grant is six years from the date of initial vesting of any portion of the grant unless otherwise provided. Unless otherwise provided, options vest 20% on the date of grant and 20% on each of the first through fourth anniversaries of the grant date. All unvested options vest upon a change of control of the Company. At April 30, 2004, a total of 1,590,125 shares were subject to options and 2,737,875 shares were available for grant.

     The following table sets out details of the options granted to the directors and named executive officers as at April 30, 2004.

Prices are in Canadian dollars

Name	under Options	Price/Share	Expiry Date
Allan C. Silber	Nil	—	—
Frank Anderson	25,000	2.22	July 18, 2009
Anthony F. Griffiths	25,000	3.00	Sep. 30, 2008
Norman Hill	3,000	16.90	June 9, 2004
	3,000	8.00	June 8, 2005
	3,000	5.60	June 13,2006
	3,000	4.73	June 19, 2007
	25,000	3.00	Sep. 30, 2008
William H. Lomicka	25,000	3.00	Sep. 30, 2008
Philip Reichmann	3,000	16.90	June 9, 2004
	3,000	8.00	June 8, 2005
	3,000	5.60	June 13,2006
	3,000	4.73	June 19, 2007
	25,000	3.00	Sep. 30, 2008
Gary M. Clifford	112,500	2.60	Nov. 1, 2008
Kelly D. Murumets	50,000	3.03	Feb. 18,2008
	125,000	3.00	Feb. 25, 2012
Stephen A. Weintraub	50,000	12.00	Jan. 4, 2005
	75,000	2.42	Mar. 3, 2009
Catherine A. Moran	30,000	1.54	Feb. 2, 2010
Gary Taylor	20,000	2.65	Oct. 7, 2008
Joshua M. Silber	75,000	3.00	Mar. 18, 2009
	158,270	2.95	Dec. 21,2011
Howard Wortzman	50,000	12.00	Jan. 4,2005
	100,000	2.39	Dec 18, 2008
	10,000	2.95	Dec. 21,2011
Kenneth L. Hilton	Nil	—	—
James G. Ducay	Nil	—	—

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     To the knowledge of the Company, the only shareholders beneficially owning or exercising control or direction over more than 5% of the voting rights attached to any class of outstanding voting securities of the Corporation as at April 30, 2004, are:

	Voting Shares Beneficially Owned,	Approximate
	Directly or Indirectly, Controlled or	Percentage of Outstanding
Name of Shareholder	Directed at April 30, 2004	Voting Shares
Amaranth L.L.C.(1)	15,445,395 common shares	26.4%
Bernard Sherman (1)(2)	2,413,700 common shares and	21.2%
	10,000,000 Series A preferred shares
Allan C. Silber(3)	4,531,261 common shares	7.7%

(1)	The information as to shares owned by Amaranth LLC and Bernard Sherman is based on public filings only.

(2)	Bernard Sherman owns an aggregate of 2,413,700 common shares directly and through controlled entities and controls Sherfam Inc., the registered holder of 10,000,000 Series A preferred shares.

(3)	Allan Silber owns 1,432,069 common shares and CXS Holdings Inc., a company controlled by Allan Silber, owns 3,099,192 shares. In addition, Allan Silber’s spouse and children own 2,557,218 shares.

     There has been no significant change in ownership by any major shareholder during the past three years, except Amaranth and Mr. Sherman, who became major shareholders in 2003.

     All shareholders of the common and Series A preferred shares have identical voting rights.

     At April 30, 2004, 18.81% of the Common Shares outstanding were held by 68 record holders in the U.S.

     To the best of the Company’s knowledge, the Company is not owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) severally or jointly. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

     To the best of the Company’s knowledge, there are no proposed material transactions or material transactions that have occurred in the previous three financial years in which directors, executive officers, holders of ten percent of the Company’s outstanding shares, or any associate or affiliate of such person have had a material interest, direct or indirect, except the holder of the non-controlling equity interest in the Imperial Square retail development site, in Guelph, Ontario, which was acquired in 2003, is affiliated with a member of the board of directors of the Company.

     None of the officers or directors of the Company is indebted to the Company or was indebted to the Company during the past three financial years, or any of its subsidiaries, except for non-interest bearing indebtedness under securities purchase programs and relocation loans. The following table sets forth information relating to the current and former directors, executive officers and senior officers or associates of directors, executive officers and senior officers of the Corporation, who are, or during the most recently completed financial year were, indebted to the Corporation (other than routine indebtedness) or to any subsidiaries under such securities programs and relocation loans:

(In Canadian dollars)
				Financially
		Largest Amount	Amount Outstanding	Assisted Securities
Name and	Involvement of	Outstanding During	as of	Purchased During
Principal	Corporation or	2003	April 30, 2004	2003	Security for
Position	Subsidiary	($)	($)	(#)	Indebtedness
ALLAN SILBER	Lender	$1,500,000	$1,500,000	NIL	300,000 common shares
Chairman, President and Chief Executive Officer
KELLY MURUMETS	Lender	605,119	605,119	NIL	250,000 common
Executive Vice President					shares
JOSHUA SILBER	Lender	945,468	945,468	NIL	317,500 common
President, Counsel Real					shares
Estate Inc.
STEPHEN WEINTRAUB	Lender	411,559	411,559	NIL	162,500 common
Senior Vice President					shares
and Secretary
HOWARD WORTZMAN	Lender	407,806	407,806	NIL	157,500 common
Chief Financial Officer					shares
Counsel Real Estate Inc.
NORMAN CHIRITE(1)	Lender	1,395,293	1,395,293	NIL	537,750 common shares
SAMUEL SHIMER(2)	Lender	1,599,621	1,599,621	NIL	653,011 common
					shares
GARY WASSERSON(3)	Lender	776,961	776,961	NIL	300,000 common
					shares
KENNETH HILTON(4)	Lender	139,160	139,160	NIL	residence

(1)	Norman Chirite ceased to be a director of the Corporation in June 2003.

(2)	Samuel Shimer ceased to be an officer of the Corporation in February 2004.

(3)	Gary Wasserson ceased to be an officer of the Corporation at the end of December 2003.

(4)	In June 2002, the Company made a relocation loan (non-interest bearing) to Kenneth Hilton. The loan is due on the earlier of June 2007 or upon the sale of his former residence. While the loan is outstanding, payments are required, equal to 20% of any incentives awards (after the first $50,000US) paid to Mr. Hilton. As at December 31, 2003, no payments on the loan had been made.

C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8: FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Reference is made to “ITEM 18: FINANCIAL STATEMENTS” for the consolidated financial statements included in this annual report.

     The Company has no fixed policy on dividend distributions. Regular dividends were last paid on June 30, 1993. There exists no restriction on the Company’s ability to declare dividends. The declaration and payment of dividends is decided by the Company’s board of directors from time to time based upon and subject to the Company’s earnings, financial requirements and other conditions prevailing at the time. Pursuant to the private placement of preferred shares noted below, the Company has agreed that dividends on its common shares shall not exceed $0.09 per share per annum, on a non-cumulative basis, as long as Series A preferred shares are outstanding.

     On December 19, 2003, the Company completed a private placement of a new series (Series A) of convertible preferred shares. The Series A preferred shares are entitled to a dividend of 6% per annum, payable semi-annually on January 1 and July 1 of each year, commencing on July 1, 2004. If cash dividends are not paid when due, Counsel must issue additional Series A preferred shares as a stock dividend (subject to an aggregate maximum of 2,000,000 Series A preferred shares).

     On April 16, 2004, certain shareholders of the Acceris (the “Plaintiffs”) filed a putative derivative complaint in the Superior Court of the State of California in and for the County of San Diego, (the “Complaint”) against Acceris, WorldxChange Corporation, Counsel Communications LLC, and Counsel as well as certain present and former officers and directors of Acceris, some of whom also are or were directors and/or officers of the other corporate defendants (collectively, the “Defendants”). The Complaint alleges, inter alia, that the Defendants, in their respective roles as controlling shareholder and directors and officers of Acceris committed breaches of the fiduciary duties of care, loyalty and good faith and were unjustly enriched, and that the individual Defendants committed waste of corporate assets, abuse of control and gross mismanagement. The Plaintiffs seek compensatory damages, restitution, disgorgement of allegedly unlawful profits, benefits and other compensation, attorneys’ fees and expenses in connection with the Complaint. In addition, the Defendants in the Complaint were named in a complaint for damages filed in the Superior Court of the State of California in and for the County of San Diego on April 16, 2004, in which the plaintiffs, who include the Plaintiffs in the Complaint as well as additional plaintiffs, made claims nearly identical to those set forth in the Complaint. The Company believes that these claims in their entirety are without, merit and intend to vigorously defend these actions. There is no assurance that this matter will be resolved in the Company’s favor and an unfavorable outcome of this matter could have a material adverse impact on the business, results of operations, financial position or liquidity.

     In connection with Acceris’ efforts to enforce it patent rights, Acceris Communications Technologies Inc., a wholly-owned subsidiary of Acceris, filed a patent infringement lawsuit against ITXC Corp. (“ITXC”) in the United Stated District Court of the District of New Jersey on April 14, 2004. The complaint alleges that ITXC’s VoIP services and systems infringe Acceris’ U.S. Patent No. 6,243,373, entitled “Method and Apparatus of Implementing a Computer Network/Internet Telephone System.” On May 7, 2004, ITXC filed a lawsuit against Acceris Communications Technologies Inc., and Acceris, in the United States District Court for the District of New Jersey for infringement of five ITXC patents relating to VoIP technology, directed generally to the transmission of telephone calls over the Internet and the completion of telephone calls by switching them off the Internet and onto a public switched telephone network. The Company strongly believes that the allegations contained in the ITXC complaint are, in their entirely, without merit and it intends to provide a vigorous defense to the ITXC claims.

     On October 31, 2003, the Company repaid all of its outstanding convertible debentures by delivering 690 common shares for each $1,000 of principal, resulting in the issuance of 28.2 million common shares. A significant debenture holder filed a lawsuit to restrain the Company from satisfying its obligation to repay the debentures at maturity by delivering common shares. On October 28, 2003 the Ontario Superior Court of Justice dismissed the lawsuit. The former debenture holder appealed this decision to the Ontario Court of Appeal. On May 20, 2004, the Court of Appeal ruled that the appeal was improperly brought before the Court of Appeal, and ordered that the appeal be transferred to the Ontario Divisional Court. The appeal is presently scheduled for November, 2004.

     On May 31, 2004, Counsel sold its five retirement centers in Canada to the lessee, pursuant to exercise options in the lease agreement. The total purchase price pursuant to the options is Cdn $30 million, before costs of disposition. The properties had a net book value of Cdn $22 million and were subject to mortgages aggregating approximately Cdn $18 million.

     On June 11, 2004, Counsel received a NASDAQ Staff Determination indication that Counsel fails to comply with the market value of listed shares requirements for continued listing set forth in Marketplace Rule 4310(c)(2)(B)(ii), and that its Common Stock will be delisted from the NASDAQ Smallcap Market at the opening of business on June 21, 2004, unless the Company requests a hearing before a NASDAQ Listing Qualifications Panel before the end of business on June 17, 2004. A hearing has been requested and is scheduled for July 8, 2004. Under applicable rules, the hearing will stay the delisting of the Company’s Common Stock, pending a decision by the NASDAQ Panel. There can be no assurance that the decision of the NASDAQ Panel will be favourable to Counsel. If Counsel’s Common Stock is delisted following the hearing, Counsel’s Common Stock may be eligible for listing on the Over the Counter Bulletin Board. It should be noted, however, that Counsel’s primary exchange listing is The Toronto Stock Exchange and that it is fully compliant with the listing requirements of that exchange.

B. SIGNIFICANT CHANGES

     There have not been any significant changes since the December 31, 2003 annual financial statements, except as set out in Item 8A, above.

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

     The following table sets forth the high and low sale prices per share of the Common Shares of the Company as reported on The Toronto Stock Exchange (“TSX”) and The NASDAQ Stock Market (“NASDAQ”) for the periods indicated:

		TSX		NASDAQ
		HIGH	LOW	HIGH	LOW
		Cdn$	Cdn$	US$	US$
1999		13.90	2.05	9.38	1.44
2000		10.40	2.50	9.38	1.63
2001		4.95	2.25	3.26	1.46
2002
	First quarter	3.98	2.70	2.58	1.76
	Second quarter	3.84	2.80	2.50	1.80
	Third quarter	3.01	2.35	2.00	1.44
	Fourth quarter	2.90	2.15	1.90	1.36
2003
	First quarter	2.76	1.96	1.80	1.34
	Second quarter	2.53	2.20	1.78	1.30
	Third quarter	2.45	1.11	2.08	0.75
	Fourth quarter	1.89	1.08	1.50	0.81
2004
	January	1.70	1.14	1.30	0.86
	February	1.63	1.30	1.25	0.93
	March	1.48	1.08	1.14	0.83
	April	1.24	0.75	0.99	0.54
	May	0.95	0.65	0.73	0.47

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

     The Company’s articles provide that the Board of Directors shall consist of such number of directors, being a minimum of five and a maximum of twenty, as may be from time to time determined by resolution of the Board of Directors. Directors who have any interest, directly or indirectly, in any contract in which the Company is or is to be a party, other than a contract or transaction limited solely to his remuneration as a director, officer or employee, must declare his interest. A quorum of four directors is required to transact business. The board may exercise all powers and do all acts and things as may be exercised or done by the Company and are not by the By-Laws or statute expressly required to be done by the Company at meetings of shareholders. The board may borrow money upon credit, issue, sell or pledge debt obligations and charge, mortgage or pledge the assets of the Company. Directors must be over 18, and not an undischarged bankrupt or mentally incompetent person. There is no retirement age or shareholding qualification for directors. A majority of the directors must be Canadian citizens. Directors’ terms are for one year and are not staggered.

     The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series. The holders of Common Shares are entitled to dividends, if as and when declared by the directors, to one vote per Common Share at meetings of the holders of Common Shares of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the Common Shares. The Preferred Shares may be issued in one or more series, and the directors are authorized to fix the number of Preferred Shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the Preferred Shares of each series. The Preferred Shares are entitled to a priority over the Common Shares in respect of the payment of dividends and distribution of assets upon liquidation of the Company. Under the Business Corporations Act (Ontario) a special resolution of the shareholders is required to amend the rights of any class of shares. There is no limitation on who may be a shareholder. By Articles of Amendment effective December 19, 2003, the Corporation was authorized to issue, as a series of preferred shares, 12,000,000 shares designated as Preferred Shares, Series A, which are convertible into common shares on a one-to-one basis and are entitled to vote on an” as converted” basis together with the holders of common shares on all matters submitted to a vote of shareholders.

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

C. MATERIAL CONTRACTS

     The Company does not have any material contracts, other than contracts entered into in the ordinary course of business, that are required to be disclosed other than those set out in this document.

D. EXCHANGE CONTROLS

     Canada has no system of exchange controls. There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest, royalties or similar payments to non-resident holders of the Company’s Shares, other than specific embargoes enacted by regulations under the United Nations Act (Canada) and withholding tax requirements. See “Item 10 — Taxation”.

     The Investment Canada Act (Canada) (the “Investment Act”) is Canada’s general foreign investment screening legislation. It imposes notification and review obligations on non-Canadians who acquire control of an existing Canadian business. Depending on the size and type of the proposed investment, a non-Canadian may be required to obtain approval from the minister responsible for administering the Investment Act (the “Minister”). A reviewable investment under the Investment Act is characterized as an investment for control of a Canadian business with assets valued at Cdn$5,000,000 or more, or in the case where the total assets of the Canadian business are less than half of the total assets acquired, the Canadian business assets are Cdn$50,000,000 or more. Notwithstanding the above limits, an investment can become a reviewable investment if an order for review is made by the Federal cabinet on the grounds that the investment is related to Canada’s cultural heritage or national identity.

     An investment in Common Shares of the Company by a World Trade Organization investor would only be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company equals or exceeds an amount determined annually by the Minister pursuant to a formula specified in the Investment Act (Cdn$237,000,000 for 2004).

     The Investment Act further contains provisions which require notification to be given under the Investment Act in circumstances where a “non-Canadian” (as defined in the Investment Act) acquires control of the Company notwithstanding that such investment is not a reviewable investment as described above.

     In addition to the foregoing, certain transactions involving the Company and its security holders may be subject to notification and review under the Competition Act (Canada). In general, in order for a transaction to be notifiable two size thresholds must be met. Firstly, the parties together with their affiliates (defined to include parent, subsidiary and sister companies) must have total assets in Canada or gross revenues from sales in, from or into Canada that exceed Cdn$400,000,000. Secondly, the transaction itself must be of a minimum size. Share transactions are subject to pre-notification where the value of the Canadian assets or sales derived from the corporation whose shares are acquired and all other corporations controlled by that corporation would exceed Cdn$50,000,000. Also, a minimum percentage of shares must be acquired for the pre-notification rules to apply. If a transaction is ultimately notifiable, the parties must provide the Commissioner of Competition (“the Commissioner”) with detailed information about the transaction and the parties, and observe a waiting period prior to closing the transaction. However, in the event that the Commissioner determines that a proposed transaction may result in a substantial lessening of competition, the Commissioner may bring a proceeding before the Competition Tribunal to enjoin the transaction or to seek other remedies.

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

     The summary is based on the current provisions of the Act and the regulations there under and the Company’s understanding of the current published administrative practices of the Canada Revenue Agency (“CRA”), and press announcements released by CRA. This summary takes into account proposals to amend the Act announced prior to May 31, 2004 (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Company’s Shares should consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such Shares. Finally this summary does not consider the tax implications to certain categories of taxpayers including, but not limited to, tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies and real estate investment trusts.

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

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of the Company’s Shares. This discussion does not address all potentially relevant federal income tax matters, such as, for example, the alternate minimum tax, and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “— Taxation — Certain Canadian Federal Income Tax Consequences” above.)

     The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions as of May 31, 2004 that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company’s Shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of the Company’s Shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the Company’s Shares.

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

DISTRIBUTIONS ON THE COMPANY’S SHARES

     U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company’s Shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit”, below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Company’s Shares and thereafter as gain from the sale or exchange of the Company’s Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust (see further discussion under “Disposition of Company’s Shares”, below). There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

     Individuals who receive “qualified dividend income” (excluding dividends from a “foreign personal holding company” and a “passive foreign investment company” as defined below) for years 2003 through 2008 generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met.

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

DISPOSITION OF COMPANY’S SHARES

     A U.S. Holder will recognize a gain or loss upon the sale of the Company’s Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Company’s Shares. This gain or loss will be a capital gain or loss if the Company’s Shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. A capital gain from the sale, exchange or other disposition of shares held more than one year is a long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate taxpayers. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

     The Company believes that it was not a PFIC for its fiscal years ended on or before December 31, 2003. Because of the subjective nature of the above tests, there can be no assurance that the IRS will not challenge the Company’s determination concerning PFIC status, or that it will be able to satisfy the record-keeping requirements, which are imposed on QEF’s. Furthermore, the Company can provide no assurance that it will not otherwise become a PFIC in respect of any future taxable year.

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

F. DIVIDENDS AND PAYING AGENTS

     Not applicable.

G. STATEMENTS BY EXPERTS

     Not applicable.

H. DOCUMENTS ON DISPLAY

     The documents concerning the Company referred to in this annual report may be inspected at the Company’s office in Toronto, Ontario. The Company’s Investor Relations and Corporate Communications Department may be reached at (416) 866-3000. Documents filed with the Securities and Exchange Commission (“SEC’) may also be read and copied at the SEC’s public reference room at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     At December 31, 2003, the Company had continuing operations cash and cash equivalents, being short-term market investments with original maturities of three months or less, of $16,996. In addition, the Company had loans receivable of $6,700. Included in the $6,700 is $6,000 of share purchase loans with a fair market value of $4,900 at the end of 2003. The Company holds such financial instruments for investment purposes only and not for trading or speculative purposes.

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

     The Company also holds short-term investments with a carrying value of $2,400 and a fair market value of approximately $4,500 as at December 31, 2003. Short-term investments represent temporary holdings in marketable securities of publicly traded companies. These investments are carried at the lower of cost and market. For U.S. GAAP, these investments are recorded as marketable securities – available for sale.

     The majority of the Company’s debt has fixed interest rates that extend over multiple years. In assessing the variable component of the debt, a 1% increase in the interest rates would affect cash flows and interest expense by $112.

     The Company has no derivative financial instruments.

     The following table sets out information about the Company’s debt obligations from continuing and discontinued operations as at December 31, 2003:

		Expected Maturity Date
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	$	$	$	$	$	$	$	$
Fixed rate instruments
Mortgages and loans - continuing operations	2,288	1,055	1,479	1,210	16,714	3,599	26,345	26,925
Weighted average interest rate	8.89%	7.56%	7.70%	7.26%	7.28%	8.26%	7.59%
Mortgages and loans - discontinued operations	238	8,288	5,583	—	—	—	14,109	16,463
Weighted average interest rate	8.28%	8.54%	7.93%				8.29%
Convertible preferred shares	—	—	—	—	—	15,000	15,000	15,000
Weighted average interest rate						6.00%	6.00%
Capital leases	2,948	1,666	—	—	—	—	4,614	4,614
Weighted average interest rate	7.03%	6.23%					6.74%
Variable rate instruments
Mortgages and loans - continuing operations	2,089	—	—	—	—	—	2,089	2,089
Weighted average interest rate	5.50%						5.50%
Revolving credit facility	—	12,127	—	—	—	—	12,127	12,127
Weighted average interest rate		6.00%					6.00%

Total	7,563	23,136	7,062	1,210	16,714	18,599	74,284	77,219

Foreign currency exposure

     The Company’s reporting currency is the US dollar because it is the currency of the primary economic environment in which the Company conducts its operations. The Company does not actively engage in hedging or other activities to control the risk of its foreign currency exposure to fluctuations in the value of the Canadian dollar.

     Included within loans and mortageges from continuing and discontinued operations are amounts repayable in Canadian dollars. These amounts are reported below in U.S. dollars equivalents, at this is the reporting currency of the Company:

Continuing		Weighted average	Discontinued		Weighted average
Operations	US$	interest rate	Operations	US$	interest rate
2004	3,123	6.22%	2004	238	8.28%
2005	903	7.30%	2005	8,288	8.54%
2006	969	7.30%	2006	5,583	7.93%
2007	1,041	7.31%	2007	—	—
2008	16,533	7.29%	2008	—	—
Thereafter	3,539	8.28%	Thereafter	—	—

Total	26,108	7.29%	Total	14,109	8.29%

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES:

Not applicable

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     As of the date of this report there has not been a material default in the payment of principal, interest, a sinking or purchase fund installment or any other material default made by the Company.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

     As of the end of the period covered by this report, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the Company carried out an evaluation of the effectiveness of its “disclosure controls and procedures” (as the term is defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)). Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that material information is recorded, processed, summarized and reported by management of the Company on a timely basis in order to comply with the Company’s disclosure obligations under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Significant Changes to Internal Controls Over Financial Reporting

     Commencing in 2001, the Company has been operating its telecommunications business through Acceris Communications Inc. (OTC:BB – ACRS) (“Acceris”), a publicly traded, controlled subsidiary. During this period, Acceris experienced significant changes in its business as it acquired, reorganized, consolidated, sold, curtailed and built a number of operational functions, resulting in the development of a single integrated business. This reorganization was intended to increase back office efficiency and effectiveness and to facilitate a more targeted approach to the markets in which Acceris competes. These changes are also designed to improve profitability. In conjunction with these operational changes a number of internal control changes occurred, the most significant of which are as follows:

•	Management has been reorganized to become more centralized to ensure that the particular skills and backgrounds of management personnel are aligned to functions under their supervision, based on the integration of the four telecommunications businesses acquired from 2001 to 2003.

•	Implemented a number of corporate governance changes to substantially achieve compliance levels of NASDAQ listed organizations.

•	Finance function has been reorganized into a single group at a single location in Pittsburgh, PA.

•	Accounting and reporting staff have been upgraded to reflect the growing complexity of the business and to address previous financial reporting deficiencies at Acceris.

•	Implemented a new enterprise wide accounting and reporting system in January 2004.

•	Consolidated various billing systems, and expect to make further billing platform consolidations in 2004 and beyond. Processes around these billing system changes have and will continue to be modified as the billing function becomes more unified.

During times of significant changes to processes, controls and systems, the risk that material errors may not be detected on a timely basis may increase. The Company believes that adequate steps are being taken by management to reduce this risk.

Reportable Events

Between 2001 and 2003, Acceris had three reportable events where the Certifying Officers of Acceris concluded that the disclosure controls and procedures in place were not effective.

1.	In the Acceris Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, the Certifying Officers of Acceris indicated that a deficiency existed in the flow of information to the senior management of Acceris from one of its subsidiaries. Specifically, the subsidiary did not provide for the timely distribution of information relating to the assignment by Counsel, of a right related to a potential acquisition by the subsidiary, which also involved a related party transaction. Executives of the subsidiary did not promptly inform the senior management of Acceris before consummating the assignment.

     The Audit Committee of Acceris, working with management at Acceris and its subsidiaries, modified the disclosure controls and procedures applicable to Acceris and its subsidiaries as they relate to (i) the internal disclosure and transaction approval process applicable to material transactions not in the ordinary course of business and to related party transactions; and (ii) communications between Acceris and its subsidiaries and Counsel. Those changes were completed by November 15, 2002.

     Except for adjustments to periods that have already been reflected in filed restated financial statements, no adjustments to the financial statements or related disclosures were required due to this control deficiency.

2.	In Acceris’ amended Annual Report on Form 10-K/A#2 for the year ended December 31, 2002, the Certifying Officers of Acceris concluded that three control deficiencies, constituting a material weakness, existed at Acceris. They were as follows:

1.	An ineffective process for calculating the allowance for doubtful accounts;

2.	A lack of timeliness of general ledger account reconciliations and lack of related analysis; and

3.	A lack of financial reporting expertise of the accounting team.

Allowance For Doubtful Accounts: Acceris’ information systems necessary to analyze its reserves for uncollectible accounts receivable were not effective. The affected information systems became ineffective during the year 2002 due to the rapid growth of the revenue base and related accounts receivable during the year. The fundamental problem creating the ineffectiveness was the lack of a reliable aging analysis. The systems used to track the receivables became inadequate as a result of increasing volume of business and what was ultimately determined to be the inadequacy of the personnel that had responsibility to manage the aging process. As a result, the aging reports were prepared manually. To correct this situation, management implemented a system to generate reports addressing the aging and collectibility of accounts receivable to assist management in the timely and accurate analysis of accounts receivable, and management increased the monitoring of that information. These improvements to Acceris’ disclosure controls were completed on or about March 31, 2003. Since that time, Acceris has also commenced the implementation of a new billing system and, during 2004, it expects to move many of its customers onto that system.

General Ledger Account Reconciliation and Analysis: Certain Acceris general ledger accounts were not reconciled on a timely basis. Acceris has implemented procedures that require the timely preparation and review of reconciliations and analyses of these general ledger accounts on a monthly basis. Those procedures were put in place on or about March 31, 2003.

Financial Reporting Expertise: Following the acquisition of certain assets of RSL COM USA Inc. from bankruptcy on December 10, 2002, Acceris management concluded that it did not have adequate financial reporting and accounting expertise. This conclusion was based upon Acceris’ growth, as well as the accounting and financial reporting complexities that arose by virtue of the integration, consolidation and reorganization of Acceris. In order to address this deficiency, Acceris commenced a search for a qualified CFO and a qualified Corporate Controller. A new CFO was appointed in February 2003 and a new Corporate Controller was hired in March 2003. Moreover, Acceris commenced a process of building a skilled finance team to meet the evolving needs of the business.

3.	In the Acceris Form 10-Q for the quarter ended September 30, 2003, the Certifying Officers of Acceris concluded that a significant disclosure control deficiency existed at the time of the certification relating to their ability to produce accurate financial information on a timely basis. This situation resulted in the late filing of their Quarterly Report on Form 10-Q for September 30, 2003. Acceris addressed this deficiency by deploying corporate accounting staff into a subsidiary on an interim basis while new personnel with greater expertise in accounting, controls and financial reporting were hired. Acceris’ efforts to rectify this deficiency were completed in January 2004.

Acceris Financial Statement Restatements

     In addition to the reportable events noted above, Acceris restated its financial results covering three reporting periods. In all situations where adjustments were identified, such adjustments to the accounts were recorded and, to the extent that prior periods were affected in a material manner, Acceris made appropriate restatements.

Form 10-Q – September 30, 2002

     On April 30, 2003, subsequent to the issuance of its financial statements for the quarter ended September 30, 2002 and the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2002, Acceris filed an amended Form 10-Q to correct errors subsequently discovered during the audit of the year-end financial statements (and discussed above). An excerpt from that report addressing the restatement is recited below:

     The accompanying consolidated financial statements as of September 30, 2002 and for the three and nine months then ended have been restated from those previously issued to (i) correct the reversal of certain liabilities and (ii) eliminate the Company’s recognition of other income from the establishment of long term deposit assets and the recognition of an impairment loss on certain long-lived assets, both related to the June 2001 purchase of certain assets of WorldxChange Communications, Inc (the “WorldxChange Acquisition”). The restatement had no effect on net loss per share for the three and nine months ended September 30, 2002 and 2001. The restatement increased the net loss for the three and nine months ended September 30, 2002 by $576,944.

     In the quarter ended September 30, 2002, as originally filed, the Company removed from its financial records certain obligations for which the Company has now determined it did not have sufficient evidence of legal discharge. Accordingly, the Company is reinstating those obligations, totaling $473,000, of which $248,000 had been recorded as other income for recognition of long term deposits and $225,000 had been recorded as a reduction to telecommunications network expense.

     In the quarter ended September 30, 2002, the Company recognized other income from establishment of long term deposits and a loss related to impairment of certain long-lived assets. The Company believes that the establishment of the long term deposit assets should have been accomplished through the allocation of purchase price related to the WorldxChange Acquisition. Additionally, the Company no longer believes that it was appropriate to establish certain long-lived assets initially recorded in the 2001 WorldxChange Acquisition. To correct the above errors, the Company has determined it is appropriate to amend its original presentation to reflect the impact of these errors, the effect of which is a reduction in income from recognition of long-term deposits of $1,174,459 and a reduction in impairment of long-lived assets of $1,070,515. Additionally, certain minor balance sheet reclassifications were made and the Company reclassified $145,930 from income from recognition of long-term deposits to other income.

     The following sets forth the effect of these restatements on the net loss for the three and nine months ended September 30, 2002.

	Three Months	Nine Months
	Ended	Ended
	September 30,2002	September 30, 2002
Net loss as originally reported	$(3,361,864)	$(15,842,581)
Elimination of income from recognition of long term deposits	(1,568,389)	(1,568,389)
Elimination of impairment of long-lived assets	1,070,515	1,070,515
Adjustment to telecommunication network expense	(225,000)	(225,000)
Adjustment to other income	145,930	145,930

Net loss as restated	$(3,938,808)	$(16,419,525)

Form 10-K – December 31, 2002 and Form 10-Q – March 31, 2003

     On September 4, 2003, subsequent to the issuance of its Annual Report on Form 10-K for the year ended December 31, 2002 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, Acceris restated its financials statements as follows:

     The Form 10-K for the year ended December 31, 2002 was restated from that previously issued to recognize revenues from Acceris’ network service offering when the actual cash collections become unencumbered. The restatement had no effect on loss from discontinued operations or net loss per share from discontinued operations. The restatement increased the net loss for the fourth quarter and year ended December 31, 2002 by $3,505,043, and the net loss per share by $0.03.

     Acceris similarly restated its consolidated financial statements as of March 31, 2003 and for the three months then ended from those originally issued to recognize revenues from Acceris’ network service offering when the actual cash collections become unencumbered. The restatement had no effect on loss from discontinued operations or net loss per share from discontinued operations. The restatement had the effect of increasing the net loss for the first quarter ending March 31, 2003 by approximately $11,972,000 and the net loss per share by $0.10.

     As noted above, all adjustments relating to the ineffectiveness of the controls and procedures at Acceris have been made, and have been made in the proper period. Since all appropriate adjustments have been made to the prior periods to which they relate, Acceris does not intend, nor does it anticipate a need, to restate any further reports.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

     The Company has determined that at least one member of its audit committee is a financial expert as that term is defined in Section 407 of the Sarbanes-Oxley Act of 2002 and is an “independent director” as the term is defined under the continuing listing requirements of the Nasdaq SmallCap market. As a financial expert, Mr. Frank Anderson has an understanding of GAAP and financial statements, experience in preparing or auditing financial statements of generally comparable companies; has applied such principles in connection with accounting for estimates, accruals and reserves; and has experience with internal control over financing, reporting and an understanding of Audit Committee functions.

Safe Harbor

     A person who is determined to be an audit committee financial expert will not be deemed an “expert” for any purpose, including without limitation for purposes of section 11 of the Securities Act of 1933 (15 U.S.C. 77k), as a result of being designated or identified as an audit committee financial expert pursuant to this Item 16A.

     The designation or identification of a person as an audit committee financial expert pursuant to this Item 16A does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation or identification.

     The designation or identification of a person as an audit committee financial expert pursuant to this Item 16A does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

ITEM 16B: CODE OF ETHICS

     The Company has adopted a code of conduct that applies to the Chief Executive Officer and all other officers and employees. A copy of the code of conduct has been included as Exhibit B to this annual report.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Following is the aggregate fees billed in each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers, the principal accountant for the audit of the Company’s annual consolidated financial statements:

	2003	2002
	$	$
Audit fees	1,123	1,065
Audit related fees	277	137
Tax fees	314	107

Total	1,714	1,309

     Audit fees are defined as the standard audit work that needs to be performed each year in order to issue an opinion on our consolidated financial statements and to issue reports on our statutory financial statements. It also includes services that can only be provided by the auditor signing the audit report such as auditing of non-recurring transactions and applications of new accounting policies, reviews of quarterly financial results, consents and comfort letters and any other audit services required for U.S. Securities and Exchange Commission or other regulatory filings.

     Audit related fees include those other assurance services provided by auditors but not restricted to those that can only be provided by the auditor signing the audit report. They include amounts for services such as research of accounting for special transactions during the year and consultation regarding new accounting pronouncements.

     Tax fees represent tax compliance and other tax services.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

I.	Statement of Principles

Under the Sarbanes-Oxley Act of 2002 (the “Act”), the Audit Committee of the Board of Directors is responsible for the appointment, compensation and oversight of the work of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by Counsel Corporation’s independent auditor in order to assure that they do not impair the auditor’s independence. To implement the provisions of the Act, the Securities and Exchange Commission (the “SEC”) has issued rules specifying the types of services that an independent auditor may not provide to its audit client, as well as the Audit Committee’s administration of the engagement of the independent auditor. Accordingly, the Audit Committee has adopted this Audit and Non-Audit Services Pre-Approval Policy (the “Policy”), which sets forth the procedures and the conditions pursuant to which services to be performed by the independent auditor are to be pre-approved.

The SEC’s rules establish two different approaches to pre-approving services, which the SEC considers to be equally valid. Proposed services either may be pre-approved by agreeing to a framework with descriptions of allowable services with the Audit Committee (“general pre-approval”), or require the specific pre-approval of the Audit Committee (“specific pre-approval”). The Audit Committee believes that the combination of these two approaches in this Policy will result in an effective and efficient procedure to pre-approve services performed by the independent auditor. As set forth in this Policy, unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee if it is to be provided by the independent auditor.

Exhibit I to this Policy describes the Audit, Audit-related, Tax and All Other Services that will be subject to the general pre-approval of the Audit Committee. The Audit Committee will annually review and pre-approve the services that may be provided by the independent auditor that are subject to general pre-approval. It is expected that such general pre-approval will occur at the regularly scheduled Audit Committee meeting to review the year end financial statements or at such other opportune time. The Audit Committee will add to or subtract from the list of general pre-approved services from time to time, based on subsequent determinations. Updates to the level of fees associated with the services, subject to general pre-approval, will be provided to the Audit Committee at regularly scheduled Audit Committee meetings.

The purpose of this Policy is to set forth the procedures by which the Audit Committee intends to fulfill its responsibilities. It does not delegate the Audit Committee’s responsibilities to pre-approve services performed by the independent auditor to management.

II.	Delegation

As provided in the Act, the SEC’s rules and the Audit Committee Charter, the Audit Committee may delegate either type of pre-approval authority to its chairperson or any other member or members of the Audit Committee. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next meeting.

III.	Audit Services

The annual Audit services engagement scope and terms will be subject to the general pre-approval of the Audit Committee. Audit services include the annual financial statement audit (including required quarterly reviews) and other procedures required to be performed by the independent auditor to be able to form an opinion on the Company’s consolidated financial statements. Audit services also include the required engagement for the independent auditor’s report on management’s assertion on internal controls for financial reporting for all jurisdictions of the company. The Audit Committee will monitor the Audit services engagement throughout the year and will also approve, if necessary, any changes in terms and conditions resulting from changes in audit scope, Company structure or other items. The Audit Committee will pre-approve the Audit services in Exhibit I.

IV.	Audit-related Services

Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the independent auditor. Because the Audit Committee believes that the provision of Audit-related services does not impair the independence of the auditor and is consistent with the SEC’s rules on auditor independence, the Audit Committee will grant general pre-approval to Audit-related services.

The Audit Committee will pre-approve the Audit-related services in Exhibit I. All other Audit-related services not listed in Exhibit I must be specifically pre-approved by the Audit Committee.

V.	Tax Services

The Audit Committee believes that the independent auditor can generally provide Tax services to the Company such as tax compliance, tax planning and tax advice without impairing the auditor’s independence, and the SEC has stated that the independent auditor may generally provide such tax services since they do not impair independence. Hence, the Audit Committee will grant general pre-approval to those Tax services that have historically been provided by the auditor, that the Audit Committee has reviewed and believes would not impair the independence of the auditor, and that are consistent with the SEC’s rules on auditor independence.

The Audit Committee will pre-approve the Tax services in Exhibit I.

VI.	All Other Services

The Audit Committee believes, based on the SEC’s rules prohibiting the independent auditor from providing specific non-audit services, that certain other types of non-audit services are permitted. Accordingly, the Audit Committee believes it may grant general pre-approval to those permissible non-audit services classified as All Other Services that it believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC’s rules on auditor independence.

The Audit Committee will approve the All Other Services in Exhibit I, with the exception of “Internal Investigations.” Permissible other Services not listed in Exhibit I must be specifically pre-approved by the Audit Committee.

The independent auditor is permitted to assist management with internal investigations and fact-finding into alleged improprieties; however, these services are subject to specific approval and engagement by the Audit Committee or its delegate (Chairperson).

VII.	Procedures

From time to time, the Chief Financial Officer and the independent auditor shall jointly submit to the Audit Committee a schedule of audit, audit-related and tax services that are subject to general pre-approval.

This schedule, referred to as EXHIBIT I, provides a description of each type of service that is subject to general pre-approval and, where possible, will provide projected fees (or a range of projected fees) for each service. The Audit Committee will review and approve the types of services and review the projected fees for the period up to and including the meeting to review the subsequent year’s year-end financial statements. This approval acknowledges that the Audit Committee is in agreement with the specific types of services that the independent auditor will be permitted to perform. The fee amounts listed on EXHIBIT I will be updated to the extent necessary at each of the other three regularly scheduled meetings of the Audit Committee (May, August, and November).

If subsequent to the approval of EXHIBIT I by the Audit Committee, the Company or one of its affiliates determines that it would like to engage the independent auditor to perform a service not included on the EXHIBIT I list, the affiliate should submit its request to the Chief Financial Officer and if the service fits within the independence guidelines, the Chief Financial Officer will arrange for a discussion of the service to be included on the agenda for the next regularly scheduled Audit Committee meeting so that specific approval can be obtained. If the timing of the project is critical and the project needs to commence before the regularly scheduled meeting, the specific pre-approval by the chairperson of the Audit Committee must be obtained before any services are provided. This will be arranged by the Chief Financial Officer. The independent auditor must not commence any such project until specific approval has been given.

EXHIBIT I

Schedule of Audit, Audit-Related and Tax Services

Service		Summary of service
Audit Services

	Audit	Recurring audit of consolidated financial statements including statutory audits
	Accounting Consultations and Tax Services	Those services required to perform an audit in accordance with Generally Accepted Auditing Standards.
	Regulatory Financial Filings	Services relating to 1933 and 1934 filings with the SEC including issuance of comfort letters
	Section 404 Attestation Report on Internal Controls	Services relating to the attestation report on the entity’s internal controls as specified in Section 404 of the Sarbanes-Oxley Act.
Type A	Audit Related Services

A-1	Other audit reports and special reports	Includes, among others:
		•	Issuance of comfort letters (debt offerings).
		•	Separate audit reports on subsidiaries adjusted net income, DPS plans, net worth compliance letters, operating income under contracts, businesses sold and other miscellaneous statutory reports (not included in recurring audit fees.)

A-2	Other audit-related services	Generally includes discussions, review and testing of impact of new pronouncements, acquisition accounting, and other topics.

A-3	Compliance services	Review of compliance programs and recommendations for improvement.

A-4	Control reviews — IT	Reviews of IT controls relating to e-business, IT security and other general IT areas.

A-5	General control reviews	Review of controls and recommendations.

Type B	Tax Services

B-1	Domestic Tax Services (including tax planning)	Tax return preparation and review. Assistance with tax examinations. Advice on various matters including, among others, income tax, capital taxes, tax accounting, GST, provincial sales taxes, excise taxes, payroll taxes and other miscellaneous matters. Tax advice and implementation assistance with acquisitions, dispositions, restructurings, M&A matters and other tax strategies (including any special tax projects). Advice on changes to Canadian tax laws.

B-2	U.S. Federal, State and Local Tax Services (including tax planning)	Tax return preparation and review. Assistance with tax examinations. Advice on various matters including, among others, U.S. income tax (federal, state income and franchise, and local), tax accounting, sales/use taxes, excise taxes, telecommunication taxes, payroll taxes, property taxes and other miscellaneous matters. Tax advice and implementation assistance with acquisitions,

Summary of service
dispositions, restructurings, M&A matters and other tax strategies (including any special tax projects). Advice on the U.S. changes to tax laws and consequences of changes in compensation programs or practices.

B-4	Transfer Pricing	Advice and assistance with respect to transfer pricing matters, including preparation of reports used by the Company to comply with taxing authority documentation requirements (in Canada, U.S. and other foreign jurisdictions) regarding sales, royalties, interest, management fees, cost recovery charges etc. and assistance with tax examinations.

B-5	International Tax Services (including tax planning)	Tax return preparation and review in various international locations. Assistance with tax examinations. Advice on various matters including, among others, foreign income tax, tax accounting, foreign commodity taxes and other miscellaneous matters. Tax advice and implementation assistance with acquisitions, dispositions, restructurings, M&A matters and other tax strategies (including any special tax projects). Advice on changes to foreign tax laws.

B-6	Indirect Tax	Compliance reviews, advice and implementation assistance with strategies to minimize risk and local, U.S. and foreign indirect tax reduction.

B-7	Expatriate Tax Services	Preparation of Canadian and foreign individual income tax returns, advice on impact of changes in local tax laws and consequences of changes in compensation programs or practices

B-8	Tax technology Services	Assistance and advice on tax related IT Systems and software including tax compliance and tracking software and tax documentation software. Only IT and software that does not provide information into the general ledger or financial statement is permitted.
Type C	Other Non-Audit Services

C-1	Audits or reviews of third parties to assess compliance with contract	Review to assess contractual compliance

C-2	Risk management reviews and assessments	Compliance review in connection with privacy standards and government healthcare regulations, IT Security and other operational reviews, including development of process maps to identify inefficiencies or weaknesses in internal control

C-3	Internal Investigations	Conducting internal investigations and fact finding in connection with alleged improprieties. Projects are usually performed on behalf of management or internal audit; however, specific approval by project is required by the Audit Committee.

C-4	Dispute Analysis	Limited support provided in connection with dispute

Summary of service
C-5	Non-financial systems	Advisory services with respect to non-financial systems such as support services, project management risk assessments and business continuity planning

C-6	French Translation	Provide translation services for published financial information

PART III

ITEM 17: FINANCIAL STATEMENTS

     Not applicable.

ITEM 18: FINANCIAL STATEMENTS

Counsel Corporation Consolidated Financial Statements	F-1

ITEM 19: EXHIBITS

     The list of Exhibits filed as part of this annual report are set forth below, and are incorporated herein by this reference.

Exhibit Number	Description
8.1	Counsel Corporation List of Subsidiaries
11.1	Counsel Corporation Code of Conduct
12.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)
12.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)
13.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)
13.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)

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

COUNSEL CORPORATION
INDEX TO FINANCIAL STATEMENTS

Auditors’ Report

To the Shareholders of Counsel Corporation

We have audited the consolidated balance sheets of Counsel Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Counsel Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

(signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Toronto, Ontario
April 14, 2004

Comments by Auditor on Canada-United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change in accounting for goodwill and other intangible assets described in Note 2 to the consolidated financial statements. In addition, as described in Note 1, the operations of the Company’s subsidiary, Acceris Communications Inc., expose the Company to certain uncertainties related to the impact of intercompany funding guarantees. Our report is expressed in accordance with Canadian reporting standards, which do not require a reference to the information set out herein in the auditor’s report when it is properly accounted for and adequately disclosed in the financial statements.

(signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Toronto, Ontario
April 14, 2004

COUNSEL CORPORATION
CONSOLIDATED BALANCE SHEETS
As at December 31(In thousands of U.S. dollars)

	2003	2002
	$	$
Assets
Current assets
Cash and cash equivalents	16,996	9,004
Short-term investments (note 5)	2,381	3,071
Accounts receivable (net of allowance for doubtful accounts of $1,900; 2002 - $1,704)	18,719	17,357
Loans receivable (note 8)	2,773	—
Income taxes recoverable	—	3,329
Future income tax assets (note 20)	—	274
Prepaid expenses and deposits	2,863	4,619
Assets of discontinued operations (note 21)	2,315	2,239

	46,047	39,893
Long-term assets
Income producing properties (note 6)	42,225	34,919
Properties under development (note 7)	7,600	3,063
Loans receivable (note 8)	3,894	6,573
Portfolio investments (note 9)	4,745	4,420
Property, plant and equipment, net (note 10)	7,787	12,657
Intangible assets, net (note 11)	8,546	9,318
Goodwill	947	—
Other assets	896	2,273
Assets of discontinued operations (note 21)	20,902	21,598

	143,589	134,714

Liabilities
Current liabilities
Revolving credit facility (note 13 (b))	12,127	9,086
Accounts payable and accrued liabilities (note 12)	33,404	28,617
Unearned revenue	4,011	958
Current portion of mortgages and loans payable (note 13 (a))	4,377	3,630
Current portion of capital leases (note 14)	2,715	2,714
Convertible debentures payable (note 15)	—	2,515
Future income tax liabilities (note 20)	1,110	—
Income tax payable	524	—
Liabilities of discontinued operations (note 21)	9,712	7,269

	67,980	54,789
Long-term liabilities
Mortgages and loans payable (note 13 (a))	24,057	22,529
Capital leases (note 14)	1,631	4,146
Convertible preferred shares (note 16)	11,200	—
Future income tax liabilities (note 20)	37,934	36,550
Liabilities of discontinued operations (note 21)	13,871	11,816

	156,673	129,830
Non-controlling interest	1,066	—
Commitments, contingencies, guarantees and concentrations (note 14)
Shareholders’ equity (deficit)	(14,150)	4,884

	143,589	134,714

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:

Allen C. Silber, Director	Frank Anderson, Director

COUNSEL CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
For the years ended December 31 (In thousands of U.S. dollars)

				Equity	Equity
	Capital Stock			component	component	Foreign		Total
				of convertible	of convertible	currency	Retained	Shareholders’
	No. of common		Contributed	preferred	debentures	translation	earnings	equity
	shares	Amount	surplus	shares	payable	adjustment	(deficit)	(deficit)
	(In 000’s)	$	$	$	$	$	$	$
	(Note 17)			(Note 16)	(Note 15)
Balance - December 31, 2000	23,937	$109,452	2,711	—	44,042	—	(51,702)	104,503
Common shares purchased for cancellation	(1,444)	(6,600)	3,878	—	—	—	—	(2,722)
Accretion of equity component of convertible debentures payable	—	—	—	—	3,159	—	(3,159)	—
Gain on retirement of convertible debentures payable, net of income taxes of $325	—	—	2,294	—	(5,368)	—	—	(3,074)
Net loss	—	—	—	—	—	—	(62,213)	(62,213)
Adjustment related to the adoption of new accounting pronouncement	—	—	—	—	—	—	(1,000)	(1,000)

Balance - December 31, 2001	22,493	102,852	8,883	—	41,833	—	(118,074)	35,494
Common shares purchased for cancellation	(748)	(3,418)	1,886	—	—	—	—	(1,532)
Accretion of equity component of convertible debentures payable	—	—	—	—	3,029	—	(3,029)	—
Gain on retirement of convertible debentures payable, net of income taxes of $15	—	—	63	—	(210)	—	—	(147)
Net loss	—	—	—	—	—	—	(28,931)	(28,931)

Balance - December 31, 2002	21,745	99,434	10,832	—	44,652	—	(150,034)	4,884
Common shares purchased for cancellation	(1,352)	(6,153)	3,628	—	—	—	—	(2,525)
Equity component of convertible preferred shares	—	—	—	3,800	—	—	—	3,800
Debentures converted to common shares	28,194	40,861	4,474	—	(45,335)	—	—	—
Dividend on convertible preferred shares	—	—	—	—	—	—	(9)	(9)
Accretion of equity component of convertible debentures payable	—	—	—	—	2,515	—	(2,515)	—
Foreign currency translation adjustment	—	—	—	—	—	3,121	—	3,121
Gain on retirement of convertible debentures payable, net of income taxes of $66	—	—	671	—	(1,832)	—	—	(1,161)
Net loss	—	—	—	—	—	—	(22,260)	(22,260)

Balance - December 31, 2003	48,587	134,142	19,605	3,800	—	3,121	(174,818)	(14,150)

The accompanying notes are an integral part of these consolidated financial statements.

COUNSEL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31 (in thousands of U.S. dollars)

	2003	2002	2001
	$	$	$
Revenues
Telecommunication services	133,748	85,252	49,289
Communication technology licensing	2,164	2,837	4,730
Income producing properties	7,799	3,343	11

	143,711	91,432	54,030

Operating costs and expenses
Telecommunication costs (exclusive of depreciation and amortization shown below)	86,006	50,936	35,546
Income producing properties (exclusive of depreciation and amortization shown below)	3,872	1,448	—
Selling, general and administrative	61,408	45,737	44,350
Research and development	—	1,399	2,162
Provision for doubtful accounts	5,438	5,999	839
Depreciation and amortization	9,854	7,115	8,849

	166,578	112,634	91,746

Operating loss before undernoted items	(22,867)	(21,202)	(37,716)
Gains and other income
Gain on sale of short-term investments	5,218	28,067	42,760
Other	3,657	782	1,746
Impairments and other losses
Write-down of short-term investments	(139)	(4,011)	(1,957)
Write-down of portfolio investments	(650)	(640)	(19,340)
Other	(1,025)	(722)	(5,582)

Earnings (loss) before the undernoted	(15,806)	2,274	(20,089)
Interest income	620	401	2,645
Interest expense (note 13 (d))	(3,501)	(3,002)	(2,517)

Loss before income taxes, non-controlling interest and discontinued operations	(18,687)	(327)	(19,961)
Provision for income taxes (note 20)	(2,937)	(9,655)	(19,901)
Non-controlling interest	—	—	1,538

Loss from continuing operations	(21,624)	(9,982)	(38,324)
Loss from discontinued operations (note 21)	(636)	(18,949)	(23,889)

Net loss	(22,260)	(28,931)	(62,213)

Basic and diluted net loss per share (note 18):
Continuing operations	(0.94)	(0.59)	(1.80)
Discontinued operations	(0.02)	(0.85)	(1.04)

Basic and diluted net loss per share	(0.96)	(1.44)	(2.84)

Weighted average number of common shares outstanding (in thousands) — Basic and diluted	25,596	22,195	23,030

The accompanying notes are an integral part of these consolidated financial statements.

COUNSEL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31 (in thousands of U.S. dollars)

	2003	2002	2001
	$	$	$
Cash provided by (used in)
Operating activities
Loss from continuing operations	(21,624)	(9,982)	(38,324)
Non-cash items
Future income taxes	2,813	10,701	19,154
Depreciation of property, plant and equipment	6,140	3,910	4,119
Depreciation of income producing properties	460	200	—
Amortization of intangible assets	3,196	3,005	4,730
Other amortization	58	—	—
Gain on sale of short-term investments	(5,218)	(28,067)	(42,760)
Write-down of short-term investments	139	4,011	1,957
Gain on sale of portfolio investments	—	—	(64)
Write-down of portfolio investments	650	640	19,340
Sale of other assets	—	(782)	(589)
Other impairments or losses	24	722	—
Accretion of liability component of convertible debentures payable	(27)	289	528
Stock received on sale of technology license	(1,100)	—	—
Gain on settlement of note payable	(1,107)	—	—
Gain on settlement of debt	(2,578)	—	(1,093)
Dividend on preferred shares	(9)	—	—
Equity in significantly influenced corporation	—	—	5,582
Non-controlling interest	—	—	(1,538)
Changes in non-cash working capital related to operations
(Increase) decrease in accounts receivable	(587)	10,720	(3,102)
(Increase) decrease in income taxes recoverable	3,853	(1,127)	379
(Increase) decrease in other assets	(320)	(3,523)	(13,465)
Increase (decrease) in accounts payable and accrued liabilities	3,748	(591)	4,425
Increase (decrease) in unearned revenue	4,720	(1,643)	(3,197)

Cash provided by (used in) continuing operations	(6,769)	(11,517)	(43,918)
Cash provided by (used in) discontinued operations	(751)	280	(18,904)

	(7,520)	(11,237)	(62,822)

Investing activities
Purchase of short-term investments	(136)	(9,748)	(3,183)
Purchase of portfolio investments	—	(503)	(50)
Purchase of property, plant and equipment	(2,333)	(1,739)	(1,163)
Purchase of patent	(100)	—	—
Investment in property under development	(3,705)	(87)	—
Investment in significantly influenced corporations	—	—	(2,516)
Proceeds on sale of short-term investments	8,251	40,767	58,885
Proceeds on sale of portfolio investments	125	—	—
Proceeds on sale of property under development	1,179	—	—
Proceeds on sale of property, plant and equipment	160	692	—
Acquisition of communication businesses	—	(8,275)	(18,842)
Acquisition of income producing properties	—	(15,505)	(737)
Discontinued operations	—	(2,105)	70,780

	3,441	3,497	103,174

Financing activities
Net draws on revolving credit facility	3,041	2,090	6,997
Repayment of mortgages and loans payable	(2,259)	(989)	—
Borrowing of mortgages and loans payable	1,448	—	—
Repayment of note payable	—	—	(40,000)
Capital lease repayments	(2,514)	(3,160)	(1,043)
Common shares purchased for cancellation	(2,525)	(1,532)	(2,722)
Issuance of convertible preferred shares	15,000	—	—
Retirement of convertible debentures payable	(1,161)	(141)	(3,180)
Repayment of liability component of convertible debenture payable	(2,488)	(2,566)	(2,749)
Non-controlling interest	1,035	—	—
Discontinued operations	2,387	(1,269)	(29,645)

	11,964	(7,567)	(72,342)

Increase (decrease) in cash and cash equivalents	7,885	(15,307)	(31,990)
Cash and cash equivalents - beginning of period	10,050	25,357	57,347

Cash and cash equivalents - end of period	17,935	10,050	25,357
Less: cash and cash equivalents - discontinued operations	939	1,046	2,291

Cash and cash equivalents - continuing operations	16,996	9,004	23,066

Supplementary information (note 24)

The accompanying notes are an integral part of these consolidated financial statements

'

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (In thousands of U.S. dollars, except per share amounts)

1. Description of the business

Counsel Corporation (“Counsel” or “the Company”) is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

The Company engages in the communications sector through its investment in Acceris Communications Inc. (“Acceris”). Acceris is a supplier of voice, data and enhanced communications products and services. Through direct and indirect subsidiaries in the United States, Acceris operates a facilities-based telecommunications carrier providing long distance voice services to retail customers, and long distance voice and data services to small- to medium-sized businesses. Acceris also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology.

Acceris has incurred substantial operating losses and negative cash flows from operations since inception and had a shareholders’ deficit of $49,309 and negative working capital of $26,576 at December 31, 2003. Acceris is financing its operations through amounts provided by Counsel with an outstanding loan balance of $35,219 and a revolving credit facility with an outstanding balance of $12,127 respectively as of December 31, 2003. Counsel has agreed to fund through long-term inter-company advances or equity contributions, all capital investment, working capital or other operational cash requirements of Acceris (the “Keep Well”). The Keep Well obligates Counsel to continue its financial support of Acceris through June 30, 2005. During 2003, Counsel advanced Acceris approximately $7,896 under its Keep Well, converted approximately $5,667 of accrued interest into principal and converted $40,673 of existing loans receivable from Acceris into equity in Acceris, increasing its ownership of Acceris from 70% to 91%. In 2004, Acceris intends to approach the capital markets directly to raise funds. Should this not occur or should it not occur on terms acceptable to Acceris and Counsel, Acceris will call upon the Keep Well. At December 31, 2003, Counsel has $19,377 in cash and equivalents and short-term investments to support any requirements under the Keep Well. Counsel also has the ability to obtain additional financing on its existing assets, including but not limited to its 91% equity interest in Acceris and loans receivable from Acceris, as well as its long-term care, real estate and other corporate assets. While management believes that the Company will be able to meet its commitments, the possibility exists that unforeseen events, adverse business conditions, or other factors could affect the Company’s liquidity. If such events or conditions occur, management believes the Company could pursue alternative plans. However, there can be no assurance that such alternatives will be available or that management will be successful in their implementation.

The Company entered the real estate sector during the third quarter of 2002 through the acquisition of five retail shopping centres in Canada. The Company has property under development in Brampton, Guelph and Peterborough, Ontario.

To gain a full appreciation of all the assets currently under management, a review of discontinued operations is required. In 2002, formal plans of disposal were adopted for the Company’s long-term care business, medical products business segment and communications network segment (see Note 21).

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and are presented in U.S. dollars. In the case of the Company, these principals conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as described in note 26.

The Company’s accounting policies and its financial disclosures related to its real estate operating segment are in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPREC”).

These consolidated financial statements include the accounts of the Company and all companies that it controls. The Company’s principal operating subsidiaries comprising continuing operations and its respective ownership interest in each subsidiary as at December 31, 2003, 2002 and 2001, are as follows:

	2003	2002	2001
	%	%	%
Counsel Corporation (US)	100.0	100.0	100.0
Counsel Communications LLC(i)	100.0	88.4	88.4
Acceris Communications Inc. (“Acceris”)(i)(ii)(iii)	90.9	60.2	60.2
Proscape Technologies Inc. (“Proscape”)	(iv)	(iv)	56.5

(i)	On January 2, 2003, the Company acquired the minority interest of Counsel Communications LLC, which owns all of the Company’s shares of Acceris. As a result, the Company’s ownership in Counsel Communications LLC and its effective ownership in Acceris increased to 100% and 68.1% respectively.

(ii)	On August 29, 2003, the Company received 2% of the total issued and outstanding shares of Acceris and the assignment of certain liabilities of Acceris, owed to Winter Harbor LLC, to Counsel Communications LLC pursuant to a settlement agreement between Winter Harbor LLC and the Company. This resulted in a gain of $2,578 that has been recorded in other income on the income statement.

(iii)	On November 30, 2003, Counsel converted $40,673 of its loans receivable from Acceris into equity. The conversion increased Counsel’s ownership in Acceris from 70.1% to 90.9%.

(iv)	On March 15, 2002, the Company’s ownership percentage in Proscape was significantly diluted as a result of Proscape completing a financing in which the Company did not participate. As a result, Proscape has been accounted for as a portfolio investment (note 9) since that date, and the Company ceased consolidating Proscape as of that date. The Company’s interest in Proscape was approximately 9% and 12% for the years ended December 31, 2003 and 2002 respectively.

Intercompany balances and transactions among the Company and its subsidiaries are eliminated on consolidation.

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

The most significant estimates made by management relate to the application of purchase accounting, the assessment of recoverability of customer and loans receivables, portfolio investments, and the cash-flows expected to be derived from long lived assets including property under development, income producing properties, property, plant and equipment, intangible assets and goodwill. Management makes significant estimates related to the measurement of obligations and the timing of the related cash flows, particularly as it relates to accrued liabilities and future income tax liabilities. Such timing and measurement uncertainty could have a material affect on the reported results of operations and the financial position of the Company.

Actual results could differ materially from those estimates in the near term.

Comparative figures

Certain comparative figures have been reclassified to conform to the 2003 presentation.

Non-controlling interest

The Company owns less than 100% of some of its subsidiaries. Non-controlling interest is the accounting mechanism that eliminates, from the Company’s earnings, the profit or loss attributable to holders of non-controlling equity interests. Despite owning less than 100% of Acceris, consolidated net loss and loss from continuing operations reports 100% of the net losses of Acceris for the three years ended December 31, 2003 as the losses attributable to the minority shareholders exceeds the minority shareholders’ investment in Acceris.

Revenue recognition

Telecommunication services

Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably determinable. Revenue is derived from telecommunications usage, based on minutes of use. Revenue derived from usage is recognized as services are provided, based on agreed upon usage rates. Revenue is recorded net of estimated customer credits and billing errors, which are recorded at the same time the corresponding revenue is recognized. Revenues from billings for services rendered where collectibility is not determinable are recognized when the final cash collections to be retained by the Company are finalized.

Revenues for the Company’s network service offering, which it began to sell in November 2002 and subsequently ceased selling in July 2003, are accounted for using the unencumbered cash model. The Company determined that collectibility of the amounts billed to customers was not reasonably assured at the time of the billing. Under its agreements with the Local Exchange Carriers (“LECs”), cash collections remitted to the Company are subject to adjustment, generally over several months. Accordingly, the Company recognizes revenue when the actual cash collections to be retained by the Company are finalized and unencumbered. There is no further billing of customers for the network service offering subsequent to the program’s termination. Also, at December 31, 2003, the Company had approximately $4,011 (2002 — $958; 2001 — $nil) in cash receipts that were still subject to adjustment by the LECs and therefore encumbered. This amount is included in unearned revenue at December 31, 2003. The Company expects that a portion of these amounts will become unencumbered during 2004, and will record revenues at such times that the Company finalizes cash collection amounts with the LECs. The Company will not receive any further cash payments associated with this network service offering.

Technology licensing

Revenue from the sale of software licenses is recognized when a non-cancellable agreement is in force, the license fee is fixed or determinable, acceptance has occurred and collectibility is reasonably assured. Maintenance and support revenues are recognized ratably over the term of the related agreements. When a license of Acceris technology requires continued support or involvement of the Company, contract revenues are spread over the period of the required support or involvement. In the event that collectibility is in question, revenue (unearned or recognized) is recorded only to the extent of cash receipts.

Real estate

Revenue from real estate rentals is recognized when due and collection is reasonably assured. Leases with tenants have been accounted for by the Company as operating leases as substantially all of the risks and benefits of ownership have been retained by the Company. Income producing property revenue includes percentage participating rent and recoveries of operating expenses.

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

Short-term investments

Short-term investments represent temporary holdings in marketable securities of publicly traded companies. These investments are carried at the lower of cost and market value, and accordingly, unrealized gains are not reflected in these consolidated financial statements. Unrealized losses in value are charged to operations as a write-down of investments. Any subsequent recoveries are not reflected in the Company’s financial statements until the short-term investment is sold.

Portfolio investments

Portfolio investments represent long-term investments in publicly traded and privately held companies. These investments are accounted for using the cost method. Under the cost method, the investment is initially recorded at cost; earnings from such investments are only recognized to the extent received. Provisions for loss in value are recorded if a decline in value is considered to be other than temporary. Neither unrealized gains nor recoveries in valuation, if any, are reflected in these consolidated financial statements.

Property, plant and equipment

Property, plant and equipment are recorded at cost with depreciation being provided over their estimated useful lives as follows:

Furniture, fixtures and office equipment	straight-line or accelerated method over periods from 3 to 10 years and declining balance method at 20% per annum
Leasehold Improvements	straight-line over the shorter of the term of the lease or estimated useful life of the asset
Telecommunications network equipment	straight-line over 3 to 5 years
Software and information systems	straight-line over 1 to 3 years

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

Properties under development

Properties under development are recorded at cost and reduced for impairment where applicable. Impairment is determined when the carrying value of the property exceeds its estimated net realizable value. Estimated net realizable value represents the estimated net selling price reduced by any costs expected until final disposition. Properties are classified as properties under development until the properties are substantially completed and available for immediate sale, at which time they are classified as properties held for sale or as income producing properties, should the Company decide to retain the property as a long lived asset. The cost of real estate under development includes the acquisition cost of land, pre-development and development expenses, interest, realty taxes and other expenses directly related to the property.

Tenant improvements and inducements

Tenant improvements and inducements are deferred and amortized on a straight-line basis over the term of the respective lease.

Maintenance and repair costs

Maintenance and repair costs are charged to operations as incurred. Major maintenance activities, significant building improvements, replacements and major renovations, all of which extend the useful life of the properties, are capitalized and amortized over their estimated useful lives.

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

The table below discloses the pro forma effect had the year ended December 31, 2001 been subject to CICA HB 3062:

	2003	2002	2001
	$	$	$
Loss from continuing operations	(21,624)	(9,982)	(38,324)
Goodwill amortization expense	—	—	(2,385)

Adjusted loss from continuing operations	(21,624)	(9,982)	(35,939)

Adjusted basic and diluted loss from continuing operations per share	(0.94)	(0.59)	(1.70)

Net loss as reported	(22,260)	(28,931)	(62,213)
Goodwill amortization expense	—	—	(3,791)

Adjusted net loss	(22,260)	(28,931)	(58,422)

Adjusted basic and diluted loss per share	(0.96)	(1.44)	(2.67)

Goodwill represents the excess of the purchase consideration over the fair value of net identifiable assets of businesses acquired. Prior to the adoption of CICA HB 3062, goodwill was being amortized on a straight-line basis over its estimated useful life, which ranged from five to forty years.

Intangible assets are recorded at fair value upon acquisition and are amortized on a straight-line basis over their estimated useful life of one to five years (Note 11).

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

Software development expenditures

Costs incurred in the research, design and development of software for sale are expensed until technological feasibility is established, after which the remaining software development costs are capitalized. Amortization commences when the product is available for general release to customers. Amortization is computed using the straight-line method over the estimated remaining useful life of the product, which generally does not exceed two years. The Company periodically compares the unamortized portion of capitalized software development costs to the undiscounted net recoverable amount of the related product. The undiscounted net recoverable amount is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product. The amount by which the unamortized capitalized costs exceed the net recoverable amount is reflected as an impairment loss.

Research and development expenditures

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not deferred any such development costs to date.

Advertising costs

Advertising production costs are expensed the first time the advertisement is run. Media (television and print) placement costs are expensed in the month the advertising appears. The Company incurred $127, $1,590 and $7,270 in advertising costs in the years ended December 31, 2003, 2002 and 2001, respectively.

Foreign currency translation

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

Assets and liabilities of self-sustaining Canadian entities are translated into U.S. dollars at the exchange rates prevailing at the year-end. Revenues and expenses for these operations are translated at average exchange rates during the year. Net exchange adjustments arising on translation of self-sustaining Canadian entities are charged or credited directly to shareholders’ equity and shown as cumulative translation adjustments.

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

The Company and its subsidiary, Acceris, have stock-based compensation plans that are described in Note 19. No compensation expense is recognized for these plans when stock options are granted to employees and directors. Any consideration paid by employees and directors on exercising of stock options or purchase of common shares is credited to capital stock.

Financial instruments

The Company’s convertible debentures and convertible preferred shares have been presented in these consolidated financial statements in their component parts. The liability component was calculated as the present value of the required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the instruments were issued. The difference between the liability component and the face value of the financial instrument at the date of issuance was classified as equity. The equity component of the convertible debentures, net of the value ascribed to the holders’ conversion option, was increased over the term to the full face value by charges to retained earnings (deficit).

The carrying amounts reported on the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the immediate or short-term maturity of these financial instruments. The fair values of other financial instruments are disclosed in notes 5, 8, 9, 13, 15 and 16. The fair values of short-term investments are estimated based on quoted market values at year-end. Other fair value amounts are estimated based upon discounted future cash flows using discount rates that reflect current market conditions for financial instruments with similar terms and risks. Fair value estimates are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions.

Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and loans receivable. Cash and cash equivalents are on deposit at major financial institutions. The Company’s communications customers are generally concentrated in areas of highest population in the United States, more specifically California, Florida, New York, Texas and Illinois. No single customer accounted for over 10% of revenues in 2003 or 2002. An allowance for doubtful accounts is established based upon the overall credit worthiness of specific customers. Revenues of the Company’s network service offering are accounted for using the unencumbered cash model, and therefore no allowance is required.

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

Earnings per share

Diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, earnings per share data are computed as if the options were exercised at the beginning of the year (or at the time of issuance, if later) and as if the funds obtained from exercise were used to purchase common shares of the Company at the average market price during the year.

3. Recent accounting pronouncements

Consolidation of variable interest entities

The CICA issued accounting guideline AcG-15, Consolidation of Variable Interest Entities (“VIEs”), which will be effective for all fiscal periods beginning on or after November 1, 2004. The guideline requires the Company to identify VIEs in which the Company have an interest, determine whether the Company is the primary beneficiary of such entities, and if so, to consolidate the VIE. A VIE is an entity that is structured such that either (a) the equity is not sufficient to permit the entity to finance its activities without external support, or (b) equity investors lack either direct or indirect ability to make decisions about the entity’s activities, an obligation to absorb expected losses or the right to receive expected residual returns. A primary beneficiary is an enterprise that will absorb a majority of a VIEs expected losses, receive a majority of its expected residual returns, or both. The Company is currently in the process of identifying any potential impact on its financial statements and is planning to implement this standard in 2005.

Generally accepted accounting principles

In July 2003, the CICA issued handbook section 1100, Generally Accepted Accounting Principles. The section establishes standards for financial reporting in accordance with Canadian generally accepted accounting principles (“GAAP’), and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The Company will implement the new section prospectively beginning on January 1, 2004. Due to the prospective nature of this change, there is no impact on the Company’s consolidated financial statements as of the implementation date; however, the standard will require the Company to record income arising from tenant leases and depreciation on buildings on a straight-line basis.

Stock-based compensation

The CICA handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments was amended to require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004 for public companies. The Company will be adopting the standard retroactively on January 1, 2004. The impact on the financial statements will be consistent with the proforma results disclosed in note 19.

Asset retirement obligations

In December 2002, the CICA issued Handbook Section 3110, “Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently amortized over the asset’s useful life. The standard is effective for years beginning on or after January 1, 2004. The Company does not expect the adoption of the standard to have a material impact on the financial position and results of operations.

Hedging transactions

In December 2001, the CICA issued Accounting Guideline 13 (“AcG 13”) “Hedging Relationships”, which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying, and deals with the discontinuance of hedge accounting. The adoption of this guideline is not expected to have an impact on the Company’s financial statements.

Impairment of long-lived assets

In November 2002, the CICA issued Handbook Section 3063, “Impairment of long-lived assets” (“CICA HB 3063”). The new section provides guidance on the recognition, measurement, and disclosure of the impairment of long-lived assets. It replaces the write-down provision in Handbook Section 3061 “Property, Plant and Equipment”. The section requires an impairment loss for a long-lived asset (to be held and used) to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition; requires an impairment loss for a long-lived asset (to be held and used) to be measured as the amount by which its carrying amount exceeds its fair value; and provides guidance on determining fair value. CICA HB 3063 is effective for years beginning on or after April 1, 2003. The Company does not expect the adoption of the standard to have a material impact on the financial position and results of the Company.

4. Acquisitions and dispositions

During 2003 and 2002, the Company completed several acquisitions, which were accounted for using the purchase method. The results of operations of these acquisitions have been included in the consolidated statements from the acquisition dates.

2003 Acquisitions

Acceris

On November 30, 2003, the Company converted $40,673 of debt into 13,428,492 post reverse stock split common shares of Acceris. The conversion increased Counsel’s ownership interest in Acceris from 70.1% to 90.9%. The Company has accounted for the increase in ownership as a “step” acquisition. Prior to the acquisition, the Company had reflected all losses in excess of the non-controlling interests in the subsidiary and accordingly, no non-controlling interest had been reflected in the consolidated financial statements.

The impact of the “step” acquisition of the Company’s proportionate increase in ownership of Acceris on the Company’s balance sheet is as follows:

$
Short-term investments	288
Intangible assets	588
Property, plant and equipment	(1,805)
Other assets	(676)
Accounts payable and accrued liabilities	(62)
Unearned revenue	1,667

—

Components for the acquired intangibles are as follows:

	$	Amortization Period
Telecommunications technology	21	60 months
Customer contracts and relationships	211	12-60 months
Agent relationships	353	36 months
Agent contracts	3	12 months

	588

Transpoint

In July 2002, the Company, through its controlling interest in Acceris, agreed to purchase certain assets and related liabilities of Transpoint Communications, LLC (“Transpoint”) and Local Telecom Holdings, LLC (“Local Telecom”). The acquisition closed on July 28, 2003. As of the closing date, the Company had an asset (which has been included in other assets) from Local Telecom of $2,836 that represented uncollected revenues from Local Telecom prior to the closing plus costs and expenses paid to Local Telecom, less collections on accounts receivable of Local Telecom. At closing, the $2,836 was applied to the total purchase price of $2,882. The intent of this acquisition was primarily to increase the Company’s customer base in the Company’s agent business and improve network utilization.

The final allocation of the purchase price to the fair values of assets acquired and liabilities assumed is summarized below.

$
Accounts receivable and other current assets	685
Furniture, fixtures and equipment	5
Intangible assets and goodwill	2,864
Accounts payable and accrued liabilities	(672)

2,882

Components of the acquired intangibles are as follows:

	$	Amortization Period
Customer contracts and relationships	367	60 months
Agent relationships	1,550	36 months
Goodwill ( Acceris Telecommunications- Retail)	947

	2,864

Imperial Square

During the second quarter of 2003, the Company acquired the Imperial Square retail development site located in Guelph, Ontario. The purchase price amounted to $2,134, including closing adjustments of $89. This acquisition was funded by the assumption of $1,328 of first mortgage debt at 9.25% maturing December 2004 and with funds from the Company and an investment partner that acquired a 35% equity interest in the property, but shares in 25% of the profits. The investment partner is affiliated with a member of the board of directors of the Company.

2002 Acquisitions

Real Estate

In July 2002, the Company completed the acquisition of five income-producing properties and approximately 13 acres of vacant land zoned for retail development in Canada. The purchase price amounted to $35,512 including closing costs of $1,040. These acquisitions were funded by the assumption of $20,007 of first mortgage financing and $15,505 in cash. “Real estate” represented a new reportable segment in 2002.

RSL

On December 10, 2002, Acceris, through its subsidiary WorldxChange, completed the purchase of the Enterprise and Agent business of RSL COM USA Inc., (“RSL”). The purchase of RSL was to advance the Company’s commercial agent business, to increase network utilization and to provide an entry into the management of information technology services for enterprise clients. Acceris paid a purchase price of $7,500 in cash, which was financed by a loan from Counsel to Acceris and assumed a non-interest bearing note for $1,000 that matures on March 31, 2004. The purchase contract provided for additional purchase consideration to be paid contingent on the achievement of certain revenue levels by the Direct business during 2003. At December 31, 2003, the Company has accrued an obligation of approximately $123 in connection with this earn-out provision. The Company also incurred $1,090 of transaction costs related to the purchase. The $123 contingent adjustment resulted in an adjustment to furniture, fixtures and equipment and intangible assets included in the purchase price at December 31, 2003. The Company does not expect any further adjustments to the purchase price, as the contingency period has ended.

The allocation of fair values of assets acquired and liabilities assumed is as follows:

$
Accounts receivable and other current assets	6,444
Furniture, fixtures and equipment	3,307
Intangible assets	2,444
Accounts payable and accrued liabilities	(2,558)

Net cash paid	9,637

Components of the acquired intangible assets are as follows:

	$	Amortization Period
Customer contracts and relationships	1,638	60 months
Agent relationships	564	36 months
Agent contracts	242	12 months

	2,444

2001 Acquisitions and dispositions

Nexbell Communications Inc.

On February 22, 2001, the Company acquired a 97.5% interest in Nexbell Communications Inc. (“Nexbell”), a packet telephony network company, for cash consideration of $1,540. The cost of the Company’s acquisition was allocated on the basis of the fair market value of the assets acquired of $1,814 and the liabilities assumed of $9,410. These valuations gave rise to $9,136 of goodwill, which was initially being amortized over a period of five years. During the quarter ended September 30, 2001, the Company performed a recoverability analysis, based on undiscounted cash flows, with respect to the goodwill recorded on its acquisition of Nexbell. The analysis resulted in an impairment charge of $8,040, which is classified as discontinued operations, as a consequence of projected losses associated with Nexbell’s prime product and the decision to adopt a plan to discontinue this product.

Nexbell was sold to a third party in December 2001. The sale was a sale of Nexbell’s common stock and accordingly, the assets and liabilities of Nexbell were assumed by the purchaser with no further financial obligation to the Company. At the time of the sale, the liabilities exceeded the assets of Nexbell and accordingly a gain on sale of subsidiary in the amount of $589 (the amount by which the liabilities of Nexbell exceeded the assets) was recorded.

Acceris

On March 1, 2001, the Company acquired a 65.2% interest in Acceris, an enhanced Internet Protocol voice and data communications services provider, for cash consideration of $5,113. The cost was allocated on the basis of the fair market value of the assets acquired of $27,695 and the liabilities assumed of $22,582. Included in the fair market value of the assets acquired was $13,898 of communications technology, which is being amortized over a period of five years.

On April 17, 2001, as a result of a merger between Acceris and Nexbell, the Company’s interest in Nexbell was exchanged for an additional 5.3% interest in Acceris, resulting in an overall interest in Acceris of 70.5% as at that date.

On September 6, 2001, all outstanding shares of Acceris’s Class C, preferred stock automatically converted into shares of common stock in accordance with the terms of the Class C, preferred stock. Accordingly, Acceris issued additional common stock in satisfaction of this conversion and its obligation to pay dividends to the conversion date. This issuance diluted the Company’s interest to 68.1% as at that date.

The Company’s interest in Acceris was further reduced to 60.2% on October 31, 2001.

WorldxChange

On June 4, 2001, through its wholly owned subsidiary Acceris Communication Corp. (“ACC”, formerly known as WorldxChange Corp.), Acceris purchased certain assets and assumed certain liabilities of WorldxChange Communications Inc. (“Debtor”) from a bankruptcy proceeding. The purchased assets included all of the assets employed in the Debtor’s operations in the United States and consisted of the Debtor’s equipment, inventory, retail long-distance business, accounts receivable, deposits, licenses, permits, authorizations, software programs and related technology. On June 4, 2001, the Debtor transferred the purchased assets to ACC in exchange for $13,000.

The purchase price was allocated to the fair values of assets acquired and liabilities assumed as follows:

$
Accounts receivable and other current assets	12,387
Furniture, fixtures and equipment	4,580
Accounts payable and accrued liabilities	(2,062)
Obligations under capital lease	(1,224)

Net cash paid	13,681

Also, in connection with the acquisition, ACC agreed to pay $727 to a supplier for services rendered prior to the acquisition to continue services with that vendor. The Company incurred $681 of transaction costs related to the purchase.

5. Short-term investments

The Company holds a portfolio of short-term investments comprised of marketable public company stocks.

	2003	2002
	$	$
Beginning balance	3,071	1,249
Purchases	136	9,748
Shares acquired on sale of discontinued assets	2,346	—
Reclassified from portfolio investments	—	1,102
Impairments	(139)	(4,011)
Dispositions	(3,033)	(5,017)

	2,381	3,071

During 2003, the Company recorded gains on the sale of short-term investments of $5,218 (2002 — $28,067; 2001 — $42,760). During 2003, the Company recorded losses on the impairment of investments of $139 (2002 — $4,011; 2001 — $1,957) and as at December 31, 2003, had unrealized gains of $2,144 (2002 — $1,591; 2001 — $577). At December 31, 2003, the market value of the Company’s short-term investments is $4,525 (2002 — $4,662; 2001 — $34,581).

6. Income producing properties

Income producing properties are as follows at December 31:

		2003
			Accumulated
		Cost	deprecation	Net
Property	Location	$	$	$
Portage Place	Peterborough, Ontario	19,384	(316)	19,068
Southland Mall	Winkler, Manitoba	7,316	(116)	7,200
Suncoast Mall	Goderich, Ontario	7,833	(126)	7,707
Willowcreek Centre I	Peterborough, Ontario	4,686	(76)	4,610
Humboldt Mall	Humboldt, Saskatchewan	1,171	(18)	1,153
1250 Steeles Ave. West I	Brampton, Ontario	2,564	(77)	2,487

		42,954	(729)	42,225

		2002
			Accumulated
		Cost	deprecation	Net
Property	Location	$	$	$
Portage Place	Peterborough, Ontario	15,855	(83)	15,772
Southland Mall	Winkler, Manitoba	5,983	(30)	5,953
Suncoast Mall	Goderich, Ontario	6,393	(33)	6,360
Willowcreek Centre I	Peterborough, Ontario	3,834	(20)	3,814
Humboldt Mall	Humboldt, Saskatchewan	958	(5)	953
1250 Steeles Ave. West I	Brampton, Ontario	2,098	(31)	2,067

		35,121	(202)	34,919

Income producing properties are encumbered by mortgages as outlined in note 13.

Depreciation for income producing properties for 2003 was $460 (2002 — $200; 2001 — $2).

7. Properties under development

Properties under development are as follows at December 31:

		2003	2002
Property	Location	$	$
Imperial Square	Guelph, Ontario	3,411	-
Willowcreek II	Peterborough, Ontario	3,511	2,624
1250 Steeles Ave. West II	Brampton, Ontario	678	439

		7,600	3,063

In the third quarter of 2003, the Company commenced development of the Imperial Square property. The development is expected to cost $6,844 and be completed in 2004. The Company expects to fund this development through a non-revolving construction loan of up to $4,179 bearing interest at the greater of 9.25% or prime plus 3%.

Properties under development are encumbered by mortgages as outlined in note 13.

8. Loans receivable

Loans receivable are as follows at December 31:

	2003	2002
	$	$
Share purchase loans	5,967	5,873
Other	700	700

	6,667	6,573
Less current portion	(2,773)	—

	3,894	6,573

The share purchase loans have been granted to certain key employees and former employees. The loans are non-interest bearing and are collateralized by the shares purchased and personal guarantees. At December 31, 2003, share purchase loans outstanding are for the purchase of 2,866,761 (2002 — 3,131,761) common shares of the Company having a market value of $2,867 (2002 — $5,543). These loans have various maturity dates ranging from December 17, 2004 to February 25, 2012. All the loans are non-interest bearing, except for one loan for $221, which bears interest at 6% effective January 1, 2004. The fair value of these loans is $4,864 (2002- $4,393).

9. Portfolio investments

Portfolio investments are as follows at December 31:

	2003	2002
	$	$
AccessLine Communications Corporation	1,100	—
Core Communications Corporation	1,094	1,094
DBP Group Holdings Inc.	400	400
Proscape Technologies Inc.	901	901
Systeam Holdings LLC	1,000	1,000
Other	250	1,025

	4,745	4,420

AccessLine Communications Corporation provides hosted communications and managed voice services for Fortune 100 corporations and technology services partners. On January 25, 2003, the Company received 7,121,585 shares of Series D preferred stock valued at $0.15446 per share or $1,100 in total, in exchange for a paid-up, perpetual license under Acceris’ patents and the right to use Acceris’ licensed technology for the sole purpose of providing enhanced telecommunications services to its customers and resellers.

Core Communications Corporation provides internet and data communications solutions for the meetings and hospitality industries.

DBP Group Holdings Inc. provides Internet infrastructure technologies and operational and management resources.

Proscape Technologies Inc. develops, markets and supports marketing and sales information systems for middle market and Fortune 100 companies. On March 15, 2002, the Company’s ownership percentage in Proscape was significantly diluted as a result of Proscape completing a financing in which the Company did not participate. As a result, Proscape has been accounted for as a portfolio investment since that date, and the Company ceased consolidating Proscape as of that date.

Systeam Holdings LLC owns an Italian software development and consulting firm.

During 2003, the Company recognized an impairment of $650 (2002 — $640; 2001 - $19,340) on its portfolio investments where the decline in value was considered other then temporary in nature. The estimated fair value of the Company’s portfolio investments approximates its carrying value as at December 31, 2003 and 2002.

10. Property, plant and equipment

Property, plant and equipment are as follows at December 31:

	2003			2002
		Accumulated			Accumulated
	Cost	deprecation	Net	Cost	deprecation	Net
	$	$	$	$	$	$
Telecommunications network equipment	12,948	(8,881)	4,067	14,432	(5,015)	9,417
Furniture, fixtures and office equipment	4,900	(2,872)	2,028	4,281	(1,615)	2,666
Leasehold improvements	262	(95)	167	343	(128)	215
Software and information systems	1,823	(298)	1,525	682	(323)	359

	19,933	(12,146)	7,787	19,738	(7,081)	12,657

Depreciation expense for 2003 was $6,140 (2002 — $3,910; 2001 — $4,117).

Included in telecommunications network equipment is $8,894 in assets under capital leases as at December 31, 2003 (2002 — $9,781). Accumulated depreciation on these leased assets was $6,367 as at December 31, 2003 (2002 - $3,932).

11. Intangible assets

Details of acquired intangible assets at December 31 are as follows:

	2003
			Accumulated
	Amortization	Cost	amortization	Net
	period	$	$	$
Intangible assets subject to amortization:
Telecommunications technology	60 months	10,538	(5,843)	4,695
Customer contracts and relationships	12-60 months	2,216	(513)	1,703
Agent relationships	36 months	2,467	(423)	2,044
Agent contracts	12 months	245	(241)	4
Patent acquired	60 months	100	—	100

		15,566	(7,020)	8,546

	2002
			Accumulated
	Amortization	Cost	amortization	Net
	period	$	$	$
Telecommunications technology	60 months	10,518	(3,774)	6,744
Customer contracts and relationships	60 months	1,786	(20)	1,766
Agent relationships	36 months	588	(15)	573
Agent contracts	12 months	250	(15)	235

		13,142	(3,824)	9,318

Amortization expense for intangible assets for 2003 was $3,196 (2002 — $3,005; 2001 — $4,730).

In 2003, the aggregate intangible assets acquired in the year were $2,605 (2002 - $2,624; 2001 — $10,345).

12. Accounts payable and accrued liabilities

Details of accounts payable and accrued liabilities at December 31 are as follows:

	2003	2002
	$	$
Accounts payable	5,320	7,465
Telecommunications and related costs	9,840	6,866
Regulatory fees and taxes	7,222	4,324
Other	11,022	9,962

	33,404	28,617

13. Debt

(a) Mortgages and loans payable

Details of mortgages and loans payable as at December 31 are as follows:

			2003			2002
		Effective		Current	Long- term		Current	Long- term
	Maturity	interest	Total	portion	portion	Total	portion	portion
	date	rate	$	$	$	$	$	$
Portage Place	Mar. 1/08	7.04%	10,034	428	9,606	8,536	327	8,209
Southland Mall	Sept. 1/08	7.84%	5,295	146	5,149	4,440	110	4,330
Suncoast Mall	Feb. 1/08	7.10%	4,521	193	4,328	3,844	148	3,696
Willowcreek Centre I and II	Dec. 1/09	8.28%	3,976	74	3,902	3,308	57	3,251
1250 Steeles Ave. West I and II (i)	Demand	Prime+1%	2,089	2,089	—	1,709	—	1,709
Imperial Square (ii)	Interim	9.25%	193	193	—	—	—	—

Canadian $ denominated debt			26,108	3,123	22,985	21,837	642	21,195

Note payable to network service provider (iii)	Demand	7.00%	—	—	—	747	747	—
Note payable to network service provider	Jul. 1/04	10.00%	—	—	—	396	242	154
Note payable, Winter Harbor (iv)	Demand	Prime+9%	—	—	—	1,999	1,999	—
Note payable to Estate of RSL	Mar. 31/04	10% imputed	1,105	1,105	—	882	—	882
Corporate debenture	Nov. 15/06	8.50%	298	—	298	298	—	298
Note payable to equipment supplier	Apr. 30/09	7.00%	751	90	661	—	—	—
Note payable to equipment supplier	Oct. 31/06	12.50%	172	59	113	—	—	—

US $ denominated debt			2,326	1,254	1,072	4,322	2,988	1,334

Total — Mortgages and loans payable			28,434	4,377	24,057	26,159	3,630	22,529

The Canadian value of the Canadian $ denominated debt was $33,740 in 2003 (2002 - $34,502).

(i)	On April 8, 2003, the Company entered into an agreement to extend the maturity date with the lender to April 1, 2004, under the same terms.

(ii)	This amount represents the outstanding balance on the land loan at acquisition. It will be added to the non-revolving loan facility described in note 7. It will be repaid out of the proceeds on the long-term financing upon completion of development.

(iii)	Acceris was discharged of obligations amounting to $1,141 owed to a network service provider. The discharge of this obligation is reported as other income for the year ended December 31, 2003.

(iv)	As of September 30, 2001, Acceris was in default on an equipment lease. This lease was collateralized by a letter of credit issued by an affiliate of Winter Harbor LLC, a former majority shareholder of Acceris. On October 11, 2001, the leasing company drew against the letter of credit in the amount of $1,999. At that time, the Company recorded the liability related to this draw on the letter of credit in the consolidated financial statements. On October 26, 2001, Acceris received a demand for payment from Winter Harbor LLC for the amount of the draw on the letter of credit and interest (at prime plus 9%) since October 11, 2001. In the third quarter of 2003, the Company received 2% of the total shares of Acceris and the assignment of certain liabilities of Acceris, owed to Winter Harbor LLC, pursuant to a settlement agreement between Winter Harbor LLC and the Company. This resulted in a gain of $2,578 that was recorded in Other Income on the income statement.

(b) Revolving credit facility

Acceris has a facility that enables Acceris to borrow up to a maximum of $18,000 subject to certain restrictions and borrowing base limitations. The maximum available borrowing base is determined as a specific percentage of eligible accounts receivable in ACC. The balance outstanding is reduced by the application of payments received on collection of accounts receivable on a daily basis. The facility bears interest at United States prime + 1.75% with a minimum interest rate of 6%. Outstanding balances under the loan are collateralized by substantially all the assets and shares of ACC. The loan contains certain financial covenants related to ACC for 2003 and 2004, which Acceris is in compliance with at December 31, 2003. At December 31, 2003 borrowings under this facility are $12,127 (2002 — $9,086) with $nil of unused availability under the facility. The facility expires in June 2005.

(c) Principal repayments

Principal repayments of debt are due as follows:

	Canadian dollar	US dollar	Total
	denominated debt	denominated debt	debt
	$	$	$
2004	3,123	1,254	4,377
2005	903	152	1,055
2006	969	510	1,479
2007	1,041	169	1,210
2008	16,534	180	16,714
Thereafter	3,538	61	3,599

	26,108	2,326	28,434

The estimated fair value of the Company’s mortgages and loans payable is $29,272 at December 31, 2003. At December 31, 2002, the estimated fair value of the Company’s debt approximated its carrying value.

(d) Interest expense

Interest charges consist of:

	2003	2002	2001
	$	$	$
Interest costs:
Mortgages and loans on income producing properties and properties under development	1,756	783	4
Convertible debentures	2,543	3,317	3,688
Capital leases	440	635	329
Revolving credit line	830	447	25
Other	753	956	1,631
Less:
Interest capitalized to properties under development	(306)	(107)	(1)
Interest on convertible debentures charged to equity	(2,515)	(3,029)	(3,159)

Interest expense	3,501	3,002	2,517

14. Commitments, contingencies, guarantees and concentrations

(a) Commitments

Future minimum payments required under capital leases, operating leases and usage commitments consist of the following as at December 31:

	Capital	Operating
	leases	leases
	$	$
2004	2,948	5,861
2005	1,666	2,140
2006	—	1,410
2007	—	922
2008	—	492
Thereafter	—	374

	4,614	11,199

Less: Amount representing interest rates of approximately 8% to 12%	268

Present value of net minimum lease payments	4,346
Less: current portion	2,715

Long-term obligation under capital leases	1,631

(b) Contingencies

The Company, from time to time, is involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Other than set out below, the Company is not aware of any pending or threatened proceedings that would have a material adverse effect on the consolidated financial condition or future results of the Company.

A significant debenture holder filed a lawsuit to restrain the Company from satisfying its obligation to repay the debentures at maturity by delivering common shares. On October 28, 2003 the Ontario Superior Court of Justice dismissed the lawsuit. The debenture holder has appealed this decision. (Note 15).

(c) Guarantees

The Company has guaranteed the repayment of certain mortgages amounting to $40,236. Seven of these mortgages, amounting to $30,900, are payable by a limited partnership in which the Company has a 50% equity interest. The Company’s investment in this limited partnership has a carrying value of $nil. In 1984 the Company sold seven long-term care facilities to the limited partnership. The Company continues to act as guarantor for the repayment of the first mortgages on the facilities, which were assumed by the limited partnership. The limited partnership is in compliance with the terms of the mortgages and, accordingly, the Company has not recognized any liability that may arise under the guarantees provided. The Company believes that the value of the facilities, which have been provided as collateral for the guarantee, is in excess of the amount of the mortgages and, on a sale or liquidation, would be sufficient to reimburse the Company for any payments that become due under these guarantees.

In addition, the Company has provided a guarantee for the repayment of a mortgage of $9,336 payable by another limited partnership. In 1985 the Company sold a long-term care facility to the limited partnership. The mortgage on the facility was assumed by the partnership and continues to be guaranteed by the Company. The Company receives a fee for this guarantee. The Company has no equity interest in the partnership; however, it does receive an annual incentive fee from the partnership based on the partnership’s financial performance and is entitled to participate in the proceeds of a sale or refinancing of the facility. The limited partnership is in compliance with the terms of the mortgage and, accordingly, the Company has not recognized any liability that may arise under this guarantee. The Company believes that the value of the facility, which has been provided as collateral for the guarantee, is in excess of the amount of the mortgage and, on a sale or liquidation, would be sufficient to reimburse the Company for any payment that becomes due under this guarantee.

(d) Concentrations

The Company’s subsidiary utilizes the services of certain competitive local exchange carriers (“CLECs”) to bill and collect from customers for a significant portion of its revenues. Approximately 64% and 93% of Acceris’ revenues in the years ended December 31, 2003 and 2002 were derived from customers billed by CLECs. If the CLECs were to refuse to provide such services in the future, the Company would be required to significantly enhance its billing and collection capabilities in a short amount of time and its collection experience could be adversely affected during this transition period. If the CLECs were unable to remit payments received from their customers relating to the Company’s billings, its operations and cash position could be adversely affected.

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

15. Convertible debenture payable

	2003	2002
	$	$
Liability component of convertible debenture payable	—	2,515

On October 31, 1996, the Company issued $50,000 of convertible, unsecured, subordinated debentures bearing interest at 6% per annum payable semi-annually on April 30 and October 31 and maturing on October 31, 2003. The Company had the option to redeem the debentures at any time on or after November 1, 2001 at par, plus accrued interest. As a result of the debentures being convertible into common shares of the Company at the option of the holder and the Company’s option to satisfy its obligations to pay principal upon redemption or maturity by the issuance of its own common shares, the debentures had both a liability and equity component.

Upon issuance on October 31, 1996, these components were as follows:

$
Financial liability component — present value of future interest obligations at a discount rate of 8.15%	15,852
Principal equity component — present value of principal obligation at maturity at a discount rate of 8.15%	28,868
Holder option equity component	5,280

Face amount	50,000

On October 31, 2003, the Company repaid all of its outstanding convertible debentures by delivering 690 common shares for each $1,000 of principal, resulting in the issuance of 28.2 million common shares. A significant debenture holder filed a lawsuit to restrain the Company from satisfying its obligation to repay the debentures at maturity by delivering common shares. On October 28, 2003 the Ontario Superior Court of Justice dismissed the lawsuit. The former debenture holder has appealed this decision.

During 2003, pursuant to normal course issuer bids, the Company purchased for cancellation $1,700 (2002 — $200) of debentures for cash consideration aggregate of $1,161 (2002 — $141) which reduced the liability component of the debentures payable by $22 (2002 — $9). As a result of the October 31, 2003 redemption, and the cancellation of repurchased debentures, the outstanding face amount as at December 31, 2003 is $nil (2002 — $42,561). The fair value of the debentures as at December 31, 2002 was $27,882.

16. Convertible preferred shares

	2003	2002
	$	$
Liability component of convertible preferred shares	11,200	—

On December 19, 2003, the Company completed a private placement of a new series of convertible preferred shares for proceeds of $15,000. The proceeds from the private placement will be used for working capital purposes.

The private placement consisted of an issuance of 10 million Series A preferred shares at a price of $1.50 per share. The Series A preferred shares are convertible into common shares on a one-to-one basis, subject to certain anti-dilution adjustments. Holders of Series A preferred shares will be entitled to vote on an “as converted” basis together with the holders of common shares on all matters submitted to a vote of shareholders. The Series A preferred shares are entitled to a dividend of 6% per annum, payable semi-annually on January 1 and July 1 of each year, commencing on July 1, 2004. If cash dividends are not paid when due, Counsel must issue additional Series A preferred shares as a stock dividend subject to an aggregate maximum of 2,000,000 Series A preferred shares. The Series A preferred shares are redeemable at the option of the holder commencing on January 1, 2009 at their original issue price plus accrued and unpaid dividends. Commencing on the first anniversary of closing, Counsel may force the conversion of the Series A preferred shares as follows:

(a)	Counsel may require the conversion of 25% of the Series A shares into common shares if the common shares have not traded at or below the Canadian dollar equivalent of US$3.00 on The Toronto Stock Exchange (TSX) for 30 consecutive trading days.

(b)	Counsel may require the conversion of an additional 25% of the Series A shares into common shares if the common shares have not traded at or below the Canadian dollar equivalent of US$3.50 on the TSX for 30 consecutive trading days.

(c)	Counsel may require the conversion of an additional 25% of the Series A shares into common shares if the common shares have not traded at or below the Canadian dollar equivalent of US$3.75 on the TSX for 30 consecutive trading days.

(d)	Counsel may require the conversion of an additional 25% of the Series A shares into common shares if the common shares have not traded at or below the Canadian dollar equivalent of US$4.00 on the TSX for 30 consecutive trading days.

The Company has agreed not to issue any common shares or securities convertible into common shares, other than employee stock options, at less than US$1.50 per share as long as any Series A preferred shares remain outstanding. The Series A preferred shareholder will have the right to nominate one director of Counsel, which right it has not exercised to date. Counsel has agreed that dividends on its common shares shall not exceed US$0.09 per share per annum, on a non-cumulative basis, as long as any Series A preferred shares are outstanding. Certain “piggy-back” registration rights have been granted with respect to the common shares underlying the Series A preferred shares for any underwritten offering of common shares in the United States that Counsel may effect in the future.

The fair value of the convertible preferred shares approximates its carrying value at December 31, 2003.

17. Capital stock

The authorized capital stock consists of an unlimited number of common and preferred shares.

During 2003, the Company acquired 1,352,200 (2002 - 748,000) common shares for cancellation for cash of $2,525 (2002 - $1,532). The excess of the average issue price over the repurchase price is credited to contributed surplus. During 2003, $3,628 was credited to contributed surplus (2002 - $1,886). 250,000 of the common shares acquired in 2003 were from former employees.

On December 12, 2003, the Company renewed its normal course issuer bid through the facilities of TSX to purchase up to 2,430,113 common shares, or 5% of the outstanding common shares, from December 16, 2003 through to December 15, 2004.

18. Supplemental information

The following is a reconciliation of the numerators and denominators used in computing basic and diluted loss per share.

	2003	2002	2001
	$	$	$
Basic and diluted net loss per share:
Numerator:
Loss from continuing operations	(21,624)	(9,982)	(38,324)
Accretion of equity component of debentures payable	(2,515)	(3,029)	(3,159)

Loss available to common shareholders - continuing operations	(24,139)	(13,011)	(41,483)

Loss from discontinued operations	(636)	(18,949)	(23,889)

Denominator:
Weighted average common shares outstanding (000’s)	25,596	22,195	23,030

Basic and diluted loss par share from continuing operations	(0.94)	(0.59)	(1.80)
Basic and diluted loss per share from discontinued operations	(0.02)	(0.85)	(1.04)

Basic and diluted net loss per share	(0.96)	(1.44)	(2.84)

For the years ended December 31, 2003, 2002 and 2001, the Company excluded potential common share equivalents, incremental shares from stock options, and shares issuable upon conversion of convertible debentures and the convertible preferred shares from the loss per share calculation, as they were anti-dilutive.

19. Stock-based compensation plans

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

A summary of the status of the Company’s stock option plans and changes during the years is as follows:

	2003		2002		2001
				Weighted
	Number of	Weighted average	Number of	average	Number of	Weighted average
	shares	exercise price	shares	exercise price	shares	exercise price
	(in thousands)	Cdn$	(in thousands)	Cdn$	(in thousands)	Cdn$
Outstanding - beginning of year	3,695	8.87	3,181	10.03	3,192	13.04
Granted	150	2.36	608	2.81	1,045	3.20
Expired	(1,861)	14.77	(94)	9.05	(1,056)	12.38

Outstanding- end of year	1,984	4.17	3,695	8.87	3,181	10.03

Options - exercisable - end of year	660	6.61	2,072	13.21	1,922	13.80

The weighted average fair value of the options granted during the year was $1.08 (2002 - $1.11; 2001 - $1.30)

The following table summarizes the stock options outstanding and exercisable as at December 31, 2003:

	Options outstanding			Options exercisable
	Number	Weighted average	Weighted	Number	Weighted
Range of exercise prices	outstanding	remaining	average	exercisable	average
Cdn$	(in thousands)	contractual life (yrs)	exercise price	(in thousands)	exercise price
2.20 to 5.60	1,520	6.61	2.86	237	2.86
5.70 to 10.40	458	1.52	8.59	417	8.59
16.40 to 18.50	6	0.44	16.90	6	16.9

	1,984	5.42	4.17	660	6.61

The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plans. Options are granted with an exercise price that is equal to the market value of the underlying stock at the date of grant and accordingly, no compensation expense has been recognized.

As the Company has elected to use the intrinsic value based method, the following disclosures are required to give pro forma effects as if the fair value based method of accounting had been used to account for employee stock compensation plans.

	2003	2002	2001
	$	$	$
Net loss, as reported	(22,260)	(28,931)	(62,213)
Pro forma adjustments	(1,572)	(1,995)	(4,249)

Pro forma net loss for the period	(23,832)	(30,926)	(66,462)

Pro forma basic and diluted net loss per share	(1.03)	(1.53)	(3.02)

For purposes of these pro forma disclosures, the fair value of each option of the Company was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001, respectively: risk-free interest rate of 5.0%; expected dividend yield of nil%; expected life of six years; and expected volatility of 60%, 60% and 65.5%, respectively. The pro forma disclosures include the effects of options issued by Acceris.

The Black-Scholes model requires highly subjective assumptions, including volatility and the expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that the model does not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

The Company plans to grant additional stock options each year and as a result, the above pro forma amounts are not likely to be representative of the effects on reported earnings for future years.

Acceris plans

At December 31, 2003, Acceris has several stock-based compensation plans. Acceris applies the intrinsic value method of APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed option plans.

A summary of the status of Acceris’s stock option plans and warrants and changes during the years it was controlled by Counsel is as follows:

	2003		2002		2001
				Weighted
	Options and	Weighted average	Options and	average	Options and	Weighted average
	warrants	exercise price	warrants	exercise price	warrants	exercise price
	(in thousands)	US$	(in thousands)	US$	(in thousands)	US$
Outstanding - beginning of year	1,258	36.40	1,402	45.40	2,268	51.40
Granted	1,378	3.00	5	1.40	1,025	15.20
Exercised	—	—	—	—	—	—
Expired	(828)	20.46	(131)	126.80	(82)	68.60
Forfeited	—	—	(18)	85.40	(1,809)	28.40

Outstanding - end of year	1,808	18.20	1,258	36.40	1,402	45.40

Options -exercisable - end of year	436		1,257		1,355

The weighted average fair value of the options granted during the year was $2.07 (2002 - $0.60; 2001 - $11.40)

The following table summarizes the stock options and warrants outstanding and exercisable as at December 31, 2003:

	Options and warrants outstanding			Options and warrants exercisable
	Number	Weighted average	Weighted	Number	Weighted
Range of exercise prices	outstanding	remaining	average	exercisable	average
US$	(in thousands)	contractual life (yrs)	exercise price	(in thousands)	exercise price
1.40 to 3. 00	1,382	9.96	2.99	10	1.98
5.40 to 25.00	20	4.97	16.68	20	16.68
42 .50 to 7 1.26	168	5.47	56.88	168	56.88
77.50 to 127.50	238	3.23	79.22	238	79.22

	1,808	8.60	18.20	436	66.05

20. Income taxes

The Company’s income tax provision (recovery) differs from the recovery computed at statutory rates as follows:

	2003	2002	2001
	$	$	$
Loss before income taxes, non-controlling Interest and discontinued operations	(18,687)	(327)	(19,961)

Income tax expense (recovery), based on a statutory income tax rate of 36.62% ( 2002 - 38.62%; 2001 - 41 .74%)	(6,843)	(126)	(8,331)
Increase (decrease) in income taxes resulting from:
Change in valuation allowance relating to continuing operations	2,728	9,178	10,067
Effect of change in income tax rates	(130)	190	5,932
Non-taxable items	—	—	5,242
Unrealized foreign exchange gains (losses) from transactions with subsidiaries	4,375	(151)	745
Non-deductible items	3,328	3,023	3,790
Lower/higher effective tax rate of foreign subsidiaries	202	(636)	267
Large corporation tax provision and other taxes	163	160	64
Other	(886)	(1,983)	2,125

Actual income tax provision	2,937	9,655	19,901

Represented by:
Current income tax provision (recovery)	(39)	(1,206)	683
Future income tax provision	2,813	10,701	19,154
Large corporation tax provision	163	160	64

	2,937	9,655	19,901

An analysis of earnings (loss) before income taxes, non-controlling interest and discontinued operations by country is as follows:

	2003	2002	2001
	$	$	$
Canada	3,611	(9,488)	(14,085)
United States	(22,298)	9,161	(5,876)

	(18,687)	(327)	(19,961)

The Company’s income tax provision (recovery) by country is as follows:

	2003	2002	2001
	$	$	$
Canada
Current provision (recovery)	173	160	740
Future provision, (recovery)	398	(1,190)	3,389

	571	(1,030)	4,129

United States
Current provision (recovery)	(49)	(1,206)	7
Future provision (recovery)	2,415	11,891	15,765

	2,366	10,685	15,772

Total
Current provision (recovery)	124	(1,046)	747
Future provision (recovery)	2,813	10,701	19,154

	2,937	9,655	19,901

The composition of the Company’s net future income tax assets and liabilities as at December 31 is as follows:

	2003	2002
	$	$
Future income tax assets
Acquired intangible assets	3,441	3,435
Amortization of deferred compensation	—	1,933
Deferred revenue	2,707	2,144
Cost basis differences of investments	2,181	2,823
Cost basis differences of property, plant and equipment	—	1,708
Accrued charges and reserves currently not deductible for income taxes	3,269	1,680
Other	—	150
Net losses available for carry-forward	58,074	58,157
Valuation allowance	(69,672)	(71,756)

Total future income tax assets	—	274

Future income tax liabilities:
Cost basis differences of investments	(32,461)	(33,045)
Cost basis differences of property, plant and equipment	(1,334)	(1,638)
Other	(5,249)	(1,867)

	(39,044)	(36,550)

Net future income tax liability	(39,044)	(36,276)

The amount recognized in the consolidated financial statements for long-term future income tax liabilities includes estimates made by management. It is reasonably possible that the amounts recognized could change by a material amount in the near term.

At December 31, 2003, the Company through its subsidiaries in the United States had federal net operating tax loss carry forwards of approximately $157,000 in aggregate available to reduce future income taxes. These tax loss carry forwards expire between 2006 and 2023.

In the United States, the Company’s utilization against future taxable income of approximately $154,000 of its federal net operating loss carry forwards associated with its interest in Acceris, is restricted pursuant to the “change in ownership” rules in Section 382 of the Internal Revenue Code. These rules in general provide that an ownership change occurs when the percentage shareholdings of 5% direct or indirect shareholders of a loss corporation have in aggregate increased by more than 50 percentage points during the immediately preceding three years.

Restrictions in net operating loss carry forwards occurred as a result of the initial acquisition of shares of Acceris in 2001. Further restrictions may have occurred as a result of subsequent acquisitions of shares of Acceris and changes in the share ownership and capital structure of the Company. Net operating loss carry forwards of Acceris arising prior to such a “change in ownership” would be available for usage against future taxable income subject to usage limitations of approximately $6,000 per annum until 2008 and thereafter $1,550 per annum.

Due to the expiration of the Company’s net operating loss carry forwards and the above usage restrictions, it is most likely that only $53,000 of the total $157,000 of net operating loss carry forwards otherwise available will be able to be utilized against future taxable income.

In the United States, the Company, through its interest in Acceris, also has net operating loss carry forwards for state income tax purposes in those states where it has conducted business. However, such state tax loss carry forwards may differ substantially by jurisdiction and in general are subject to the same or similar restrictions as to expiry and usage described above. Acceris is subject to state income tax in multiple jurisdictions.

21. Discontinued operations

The Company has a number of discontinued operations. Long-term care is subject to a formal plan of disposal while medical products and services (“MPS”) and communications operations have been sold.

During third quarter 2003, the Company adopted a formal plan of disposal for an income producing property. In the fourth quarter 2003, the plan was terminated and accordingly, the income producing property is reflected in continuing operations.

Discontinued operations have been presented on a segmented basis to enhance the reader’s understanding of the financial information presented.

A summary of the carrying value of the assets and liabilities for discontinued operations as at December 31 is as follows:

	2003			2002
	Long-term
	care	Communications	Total	Total
	$	$	$	$
Assets
Current
Cash and cash equivalents	848	91	939	1,046
Accounts receivable	500	—	500	543
Other assets	876	—	876	650

	2,224	91	2,315	2,239

Long-term
Mortgage receivable	1,952	—	1,952	1,528
Property, plant and equipment, net	18,665	—	18,665	19,554
Intangibles, net	—	—	—	270
Goodwill	285	—	285	246

	20,902	—	20,902	21,598

Total assets	23,126	91	23,217	23,837

Liabilities
Current
Accounts payable and accrued liabilities	8,421	841	9,262	6,512
Mortgages and loans payable	238	—	238	181
Unearned revenue	212		212	576

	8,871	841	9,712	7,269

Long-term
Unearned revenue	—	—	—	115
Mortgages and loans payable	13,871	—	13,871	11,540
Non-controlling interest	—	—	—	161

	13,871	—	13,871	11,816

Total liabilities	22,742	841	23,583	19,085

The composition of earnings (loss) from discontinued operations for the years ended December 31, is as follows:

	2003
	Long-term
	care	Communications	MPS	Total
	$	$	$	$
Revenue	38,397	2,109	—	40,506

Earnings (loss) before income taxes	(1,589)	529	509	(551)
Income taxes (credit)	155	—	(70)	85

Net earnings (loss)	(1,744)	529	579	(636)

	2002
	Long-term
	care	Communications	MPS	Total
	$	$	$	$
Revenue	32,629	7,806	3,051	43,486

Earnings (loss) before income taxes	(847)	(12,508)	(1,771)	(15,126)
Gain (loss) subsequent to measurement date	—	—	(2,665)	(2,665)
Non-controlling interest			148	148
Income taxes (credit)	(77)	—	(1,229)	(1,306)

Net earnings (loss)	(924)	(12,508)	(5,517)	(18,949)

	2001
	Long-term
	care	Communications	MPS	Total
	$	$	$	$
Revenue	31,604	16,803	3,641	52,048

Earnings (loss) before income taxes	3,147	(23,430)	(5,407)	(25,690)
Gain (loss) subsequent to measurement date	—	—	2,803	2,803
Non-controlling interest	—	—	88	88
Income taxes (credit)	(1,090)	—	—	(1,090)

Net earnings (loss)	2,057	(23,430)	(2,516)	(23,889)

(i) Long-term care

During the fourth quarter of 2002, the Company adopted a formal plan of disposal for its long-term care facilities, due to a strategic decision to exit the business.

In October 2003, the Company received notices of intent from the lessee of five retirement centres in Ontario and British Columbia to exercise options to purchase the centres. The total purchase price pursuant to the options is Cdn $30,000, before cost of disposition, and the transaction is expected to close in the second quarter of 2004. At December 31, 2003, the centres had a net asset value of Cdn $22,200 and were subject to mortgages aggregating Cdn $18,234. The remaining seniors living facilities are expected to be sold by the fourth quarter of 2004.

(ii) Communications

During the fourth quarter 2002, the Company’s subsidiary, Acceris, adopted a formal plan of disposal for its VoIP network and customers.

On December 6, 2002, the Company entered into an agreement to sell substantially all of the assets and customer base of I-Link Communications Inc. (“ILC”), a wholly owned subsidiary, to Buyers United, Inc. (“BUI”). The sale includes the physical assets required to operate Acceris’ nationwide network using its patented VoIP technology (constituting the core business of ILC) and a license in perpetuity to use Acceris’ proprietary software platform. The sale closed on May 1, 2003 and provides for a post closing cash settlement between the parties. The sale price consists of 300,000 shares of Series B convertible preferred stock (8% dividend) of BUI, subject to adjustment in certain circumstances, of which 75,000 shares are subject to an earn-out provision (contingent consideration) based on future events related to ILC’s single largest customer. The earn-out takes place on a monthly basis over a fourteen-month period that began January 2003. The Company recognizes the value of the earn-out shares as additional sales proceeds when and if earned. During the twelve months ending December 31, 2003, 64,286 shares of the contingent consideration were earned and are included as a component of gain (loss) from discontinued operations. The fair value of the 225,000 shares (non-contingent consideration to be received) of BUI convertible preferred stock was determined to be $1,350 as of December 31, 2002. As of December 31, 2003, the combined fair value of the original shares (225,000) and the shares earned from the contingent consideration (64,286 shares) was determined to be $1,916, which increase is included in the calculation of gain (loss) from discontinued operation for the year ended December 31, 2003. As additional contingent consideration is received, it will be recorded as a gain from discontinued operations.

(iii) MPS

Medical products and services (“MPS”) represents the discontinued medical products operations, pharmaceutical products operations, pharmacy services operations, and home health care operations.

During the third quarter of 2002, the Company adopted a formal plan of disposal for its medical products business segment. Effective October 4, 2002, the Company disposed of its interest in Sage BioPharma, Inc., through a sale that raised net proceeds of $1,400. The Company incurred a loss on disposition of $463 in 2002.

Effective May 23, 2000, the Company adopted a formal plan of disposal for the pharmaceutical products business of FARO Pharmaceuticals Inc. through the disposition of its rights, including trademarks, copyrights and regulatory filings in certain pharmaceutical products. On May 1, 2001, the Company completed its disposition for proceeds of $67,000, consisting of $54,000 paid on closing, $8,000 paid 60 days subsequent to the closing and a further $5,000 payable within 30 days of the first anniversary of the closing, subject to specified levels of inventories on hand at the date of closing and sales returns and rebates relating to operations prior to the closing. Accordingly, the Company reflected the results of operations to May 23, 2000 from this business as discontinued operations and adjusted the carrying value of its investment in the pharmaceutical products business to reflect both the estimated losses from operations subsequent to the measurement date and the estimated net realizable value of its investment. During 2001, the Company successfully reduced certain costs related to these discontinued operations. This resulted in a recovery of $4,519, net of related costs of $2,494 and income taxes of $4,487. In May 2002, the Company settled the final payment due under the definitive agreement with the purchaser regarding its disposal of its pharmaceutical products business in 2001. During the course of the settlement, it became known that the purchaser disputed certain payments regarding inventories as set out in the agreement. The Company assessed the impact of this dispute and wrote down its receivable from the purchaser to reflect the related collection risk. The loss from discontinued operations includes expenses totalling $707 in 2002.

Effective November 6, 1998, the Company adopted a formal plan of disposal for its pharmacy services operations through the disposition of its interest in Stadtlander Drug Company, Inc. (“Stadtlander”). Discontinued pharmacy services operations include the specialty retail pharmacy business of Stadtlander. The Company sold Stadtlander in January 1999. Subsequent to the measurement date, the Company has recorded losses of $nil in 2003 (2002 — $1,958; 2001 — $1,716) after income tax benefits. These losses are due to the cost of the litigation settlement pertaining to this disposition.

22. SEGMENTED INFORMATION

The Company currently operates in two sectors, communications and real estate.

The communications sector consists of the Company’s subsidiary, Acceris. Acceris operates in three reportable segments, Telecommunications-Retail, Telecommunications-Enterprise and Telecommunications-Technologies:

•	Telecommunications-Retail includes the operations of ACC, acquired in June 2001, and the former agent and residential business of RSL, which was acquired in December 2002. This segment offers dial-around telecommunications product and 1+ product through two channels, namely, multi-level marketing (MLM) and commercial agents.

•	Telecommunications-Enterprise is the former enterprise business of RSL, acquired in December 2002. This segment offers voice and data solutions to enterprise customers through an in-house sales force.

•	Telecommunications-Technologies is the former technology services segment, acquired in March 2001, which offers a fully developed network convergence software solution for voice and data. The Company licenses certain developed technology to third party users.

The real estate segment, which commenced operations in 2002, is comprised of the Company’s investment in six income-producing properties in Canada, five of which were acquired in 2002 and three properties under development.

Each segment operates as a strategic business unit with separate operating management. The Company assesses performance based on operating income. The accounting policies for the segments are the same as those described in note 2 to these consolidated financial statements.

	2003
	Telecommunications			Real
	Retail	Enterprise	Technologies	estate	Corporate	Total
	$	$	$	$	$	$
Revenue
Canada	—	—	—	7,799	—	7,799
United States	108,150	25,598	2,164	—	—	135,912

	108,150	25,598	2,164	7,799	—	143,711
Operating costs and expenses
Telecommunication costs	70,731	15,279	(4)	—	—	86,006
Income producing properties	—	—	—	3,872	—	3,872
Selling, general and administrative	42,380	10,361	4,237	—	4,430	61,408
Provision for doubtful accounts	5,432	—	6	—	—	5,438
Depreciation and amortization	4,867	2,238	2,079	486	184	9,854

Operating income (loss) before under noted items	(15,260)	(2,280)	(4,154)	3,441	(4,614)	(22,867)
Gain and other income:
Gain on sale of short-term investments	—	—	—	—	5,218	5,218
Other	—	—	1,107	—	2,550	3,657
Impairments and other losses:
Write-down and loss on sale of short-term investments	—	—	—	—	(139)	(139)
Portfolio investments	—	—	—	—	(650)	(650)
Other	—	—	—	—	(1,025)	(1,025)
Interest income	—	—	113	—	507	620
Interest expense	(1,246)	(291)	(287)	(1,451)	(226)	(3,501)

Earnings (loss) before income taxes	(16,506)	(2,571)	(3,221)	1,990	1,621	(18,687)
Provision for income taxes	—	—	—	—	(2,937)	(2,937)

Segment earnings (loss) from continuing operations	(16,506)	(2,571)	(3,221)	1,990	(1,316)	(21,624)

Segment assets as at December 31
Continuing operations	27,917	6,319	8,320	51,961	25,855	120,372
Discontinued operations						23,217

	27,917	6,319	8,320	51,961	25,855	143,589

Segment long-lived assets as at December 31
(Income producing property, property under development, property, plant & equipment, intangibles)
Canada	—	—	—	49,861	921	50,782
United States	7,796	2,661	4,800	—	119	15,376

	7,796	2,661	4,800	49,861	1,040	66,158

Goodwill as of December 31	947	—	—	—	—	947
Capital expenditures	(2,665)	(268)	(5)	(44)	(83)	(3,065)
Other significant non-cash items:
Amortization of unearned revenue	(14,328)	(3,559)	(496)	—	—	(18,383)
Future income tax liabilities					2,812	2,812
Accretion of liability component of convertible debentures payable	—	—	—	—	36	36

	2002
		Telecommunications		Real
	Retail	Enterprise	Technologies	estate	Corporate	Total
	$	$	$	$	$	$
Revenue
Canada	—	—	—	3,343	—	3,343
United States	83,705	1,547	2,837	—	—	88,089

	83,705	1,547	2,837	3,343	—	91,432
Operating costs and expenses
Telecommunication costs	49,745	1,191	—	—	—	50,936
Income producing properties	—	—	—	1,448	—	1,448
Selling general and administrative	27,484	777	4,262	—	13,214	45,737
Research and development	—	—	1,399	—	—	1,399
Provision for doubtful accounts	5,966	33	—	—	—	5,999
Depreciation and amortization	4,056	158	2,123	199	579	7,115

Operating income (loss) before undernoted items	(3,546)	(612)	(4,947)	1,696	(13,793)	(21,202)
Gains and other income:
Gain on sale of short-term investments	—	—	—	—	28,067	28,067
Other	356	—	—	—	426	782
Impairments and other losses:
Write-down and loss on sale of short-term investments	—	—	—	—	(4,011)	(4,011)
Portfolio investments	—	—	—	—	(640)	(640)
Other	—	—	—	—	(722)	(722)
Interest income	—	1	38	—	362	401
Interest expense	(1,160)	(19)	(579)	(676)	(568)	(3,002)

Earnings (loss) before income taxes	(4,350)	(630)	(5,488)	1,020	9,121	(327)
Provision for income taxes	—	—	—	—	(9,655)	(9,655)

Segment earnings (loss) from continuing operations	(4,350)	(630)	(5,488)	1,020	(534)	(9,982)

Segment assets as at December 31
Continuing operations	27,777	9,678	10,309	38,886	24,227	110,877
Discontinued operations						23,837

	27,777	9,678	10,309	38,886	24,227	134,714

Segment long-lived assets as at December 31
(Income producing property, property under development, property, plant & equipment, intangibles)
Canada	—	—	—	37,982	883	38,865
United States	9,325	4,730	6,743	—	294	21,092

	9,325	4,730	6,743	37,982	1,177	59,957

Capital expenditures	1,649	—	—	—	90	1,739
Other significant non-cash items:
Amortization of unearned revenue	—	(1,643)	—	—	—	(1,643)
Future income tax liabilities	—	—	—	—	10,701	10,701
Accretion of liability component of convertible debentures payable	—	—	—	—	289	289

	2001
		Telecommunications		Real
	Retail	Enterprise	Technologies	estate	Corporate	Total
	$	$	$	$	$	$
Revenue
Canada	—	—	—	11	—	11
United States	49,289	—	4,730	—	—	54,019

	49,289	—	4,730	11	—	54,030
Operating costs and expenses
Telecommunication costs	35,546	—	—	—	—	35,546
Income producing properties	—	—	—	—	—	—
Selling, general and administrative	20,558	—	8,922	—	14,870	44,350
Research and development	—	—	2,162	—	—	2,162
Provision for doubtful accounts	839	—	—	—	—	839
Depreciation and amortization	2,286	—	5,072	3	1,488	8,849

Operating income (loss) before undernoted items	(9,940)	—	(11,426)	8	(16,358)	(37,716)
Gains and other income:
Gain on sale of short-term investments	—	—	—	—	42,760	42,760
Portfolio investments	—	—	—	—	64	64
Sale of subsidiary	—	—	589	—	—	589
Retirement of debt	—	—	1,093	—	—	1,093
Impairments and other losses:
Write-down and loss on sale of short-term investments	—	—	—	—	(1,957)	(1,957)
Portfolio investments	—	—	—	—	(19,340)	(19,340)
Equity interests in significantly influenced companies	—	—	—	—	(5,582)	(5,582)
Interest income	—	—	81	—	2,564	2,645
Interest expense	(383)	—	(475)	(3)	(1,655)	(2,517)

Earnings (loss) before income taxes	(10,323)	—	(10,139)	5	496	(19,961)
Provision for income taxes	—	—	—	—	(19,901)	(19,901)

Segment earnings (loss) from continuing operations	(10,323)	—	(10,139)	5	(19,405)	(39,862)

Segment assets as at December 31
Continuing operations	32,899	—	17,578	2,433	48,944	101,854
Discontinued operations						40,478

	32,899	—	17,578	2,433	48,944	142,332

Segment long-lived assets as at December 31
(Income producing property, property under development, property, plant & equipment, intangbles)
Canada	—	—	—	2,433	818	3,251
United States	12,470	—	9,699	—	2,105	24,274

	12,470	—	9,699	2,433	2,923	27,525

Goodwill as of December 31	—	—	3,434	—	—	3,434
Capital expenditures	1,117	—	—	—	46	1,163
Other significant non-cash items:
Amortization of unearned revenue	—	—	(3,197)	—	—	(3,197)
Future income tax liabilities	—	—	—	—	19,154	19,154
Accretion of liability component of convertible debentures payable	—	—	—	—	528	528

23. Related party transaction

As discussed in note 4, the holder of the non-controlling equity interest in the Imperial Square retail development is affiliated with a member of the board of directors of the Company.

24. Consolidated statement of cash flows information

Supplementary information with respect to the consolidated statements of cash flows is as follows:

	2003	2002	2001
	$	$	$
Cash paid (received) during the period:
Interest	5,918	5,401	5,564
Income tax	(4,031)	(334)	(541)
Non-cash investing and financing activities:
Debentures converted to common shares	45,335	—	—
Mortgages and loans assumed on acquisition of income producing properties	1,328	20,007	1,700
Preferred stock received in exchange for assets of discontinued operations	2,058	—	—
Assets acquired on purchase transaction	2,882	—	—
Equipment acquired under capital lease	—	—	9,535
Notes payable incurred for the purchase of software and software licenses	921	—	—

25. Subsequent events

Subsequent to year-end, the Company received confirmation that certain indefeasible rights of usage (“IRUs”) acquired by the Company have been reclaimed by the IRUs’ consortium, which is the group that owns and operates the cable. As a result of this reclamation of the IRUs by the consortium, the Company has been discharged of approximately $767 of obligations payable to the consortium as at December 31, 2003. The Company expects to record the discharge of this obligation as other income for the first quarter of 2004.

Subsequent to year-end, the Company converted its preferred stock in BUI to shares of common stock. In a private placement, the Company sold 50% of the shares of common stock for approximately $1,600, which proceeds will be used to fund operations, capital expenditures and to improve working capital. The Company will record a gain of approximately $566 in the first quarter of 2004 relating to the sale of these shares. These shares were included in short-term investments at December 31, 2003.

26. Reconciliation to United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The following adjustments would be required in order to present the consolidated statements of operations in accordance with U.S. GAAP:

			2003	2002	2001
	Notes		$	$	$
Loss from continuing operations — Canadian GAAP			(21,624)	(9,982)	(38,324)
Market value adjustment on trading securities — net	(a	)	699	(23,481)	(18,417)
Depreciation on income producing properties	(b	)	(516)	(250)	—
Future income taxes			36	8,688	5,666
Revenue from income producing properties	(c	)	66	61	—
Interest on equity portion of convertible debentures	(d	)	(2,493)	(2,277)	(2,339)
Amortization of deferred financing costs on convertible debentures	(d	)	(546)	—	—
Interest on liability portion of convertible preferred shares	(d	)	9	—	—
Gain on retirement of convertible debentures	(g	)	671	63	2,019

Loss from continuing operations – U.S. GAAP			(23,698)	(27,178)	(51,395)

Loss from discontinued operations — Canadian GAAP			(636)	(18,949)	(23,889)
Transitional impairment amount of goodwill	(e	)	—	(1,000)	—
Long-term care facilities:	(f	)
Depreciation			—	(904)	(1,052)
Gain on adjustment as a result of amortization methods			—	—	3,002
Interest on financing obligation			(1,883)	(1,694)	(1,742)
Adjustment to lease expense			3,094	3,248	2,697

Loss from discontinued operations — U.S. GAAP			575	(19,299)	(20,984)

Net loss -U.S. GAAP			(23,123)	(46,477)	(72,379)
Other comprehensive income (loss) items	(h	)	(1,246)	(37)	793

Comprehensive loss — U.S. GAAP			(24,369)	(46,514)	(71,586)

Net loss per share — U.S. GAAP			(0.95)	(2.10)	(3.14)

The following adjustments would be required in order to present the consolidated statements of shareholders’ equity in accordance with U.S. GAAP:

			2003	2002
	Notes		$	$
Shareholders’ equity (deficit) — Canadian GAAP			(14,150)	4,884
Share purchase loans	(i	)	(5,967)	(5,873)
Convertible debentures classified as debt and interest	(d	)	—	(40,046)
Convertible preferred shares reclassified	(d	)	(3,800)
Sales of long- term care facilities as a financing obligation	(f	)	(19,402)	(16,566)
Unrealized gains on short-term investments net of tax of $36(2002-$588)	(a	)	2,323	1,003
Difference in depreciation methods	(b	)	(8,306)	(7,790)
Deferred financing costs on convertible debentures	(d	)	—	546
Difference in method of revenue recognition for income producing properties	(c	)	66	(61)

Shareholders’ equity (deficit) — U.S. GAAP			(49,236)	(63,903)

The following is a restatement of balance sheet categories to reflect the application of U.S. GAAP:

	2003	2002
	$	$
Assets
Current assets
Cash and cash equivalents	16,996	9,004
Marketable securities — available for sale	4,668	4,662
Accounts receivable	18,719	17,357
Income taxes recoverable	—	3,329
Future income tax assets	—	274
Prepaid expenses and deposits	2,929	5,264
Assets of discontinued operations	2,315	2,289

	45,627	42,179
Long-term assets
Income producing properties	41,709	34,669
Properties under development	7,600	3,063
Loans receivable	700	600
Portfolio investments	4,745	4,420
Property, plant and equipment, net	7,787	12,657
Intangible assets, net	8,546	9,318
Goodwill	947	—
Other assets	896	2,273
Assets of discontinued operations	24,041	22,709

	142,598	131,388

Liabilities
Current liabilities
Revolving credit facility	12,127	9,086
Accounts payable and accrued liabilities	33,404	28,617
Unearned revenue	4,011	1,019
Current portion of mortgages and loans payable	4,377	3,630
Current portion of capital leases	2,715	2,714
Convertible debentures payable	—	42,561
Income tax liabilities	524	—
Future income taxes	1,110	—
Liabilities of discontinued operations	10,803	8,517

	69,071	96,144
Long-term liabilities
Mortgages and loans payable	24,057	22,528
Capital leases	1,631	4,146
Convertible debentures payable	—	—
Income tax liabilities	37,898	35,422
Liabilities of discontinued operations	43,111	37,551

	175,768	195,791
Non-controlling interest	1,066	—
Convertible preferred shares	15,000	—
Shareholders’ equity (deficit)
Capital stock	123,702	89,088
Additional paid-up capital	12,414	7,983
Accumulated comprehensive income	2,830	4,076
Accumulated deficit	(188,182)	(165,050)

	(49,236)	(63,903)

	142,598	131,888

Accumulated comprehensive income for the Company includes the cumulative unrealized gains or losses on securities available for sale and cumulative foreign currency translation adjustments. The effect on the Company’s results is as follows:

	2003	2002	2001
	$	$	$

Accumulated comprehensive income — beginning of the year	4,076	4,113	3,320
Unrealized gains (losses) on available for sale securities	—	196	(411)
Foreign currency translation	(1,246)	(233)	1,204

Other comprehensive income items	(1,246)	(37)	793

Accumulated comprehensive income (loss) — end of year	2,830	4,076	4,113

The composition of accumulated comprehensive income is as follows:

	2003	2002	2001
	$	$	$
Unrealized gains (losses) on available for sale securities	—	—	(196)
Cumulative foreign currency translation account	2,830	4,076	4,309

Accumulated comprehensive income (loss) — end of year	2,830	4,076	4,113

Summary of accounting policy differences:

(a) Short-term investments

Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that trading securities (short-term investments) be carried at market value with unrealized gains and losses included in results of operations. Under Canadian GAAP, short-term investments are recorded at the lower of cost and market value.

(b) Depreciation of income producing properties

Accounting Research Bulletin No. 43 requires that the Company depreciate income-producing properties using the straight-line method. Under Canadian GAAP, the Company has chosen to depreciate income-producing properties using the sinking fund method.

(c) Revenue from income producing properties

U.S. GAAP requires the Company to recognize rental revenue on a straight-line basis, whereby the known amount of cash to be received under a lease is recognized into income over the term of the respective lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreement is recorded as deferred rent. Under Canadian GAAP, the Company recognized rental revenue based on the minimum rents collected in accordance with the lease agreement.

(d) Convertible debentures and convertible preferred shares

Under Canadian GAAP, CICA HB Section 3860, Financial Instruments, requires the separate presentation of the debt and equity components of a financial instrument. Interest related to the equity component of the convertible debenture was charged to retained earnings through the accretion of equity component of debentures payable. Under Accounting Principles Board (“APB”) 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, the allocation of the proceeds of convertible debt is not allowed. Also, under U.S.GAAP, contingently redeemable preferred stock is not allocated into liability and equity components.

(e) Goodwill and intangible assets

Commencing January 1, 2002, new generally accepted accounting principles in Canada and the United States for intangible assets with an indefinite life and goodwill applied to the Company. U.S. GAAP pronouncement Statement of Financial Accounting Standards 142, Goodwill and Other Intangible Assets (“FAS 142”), requires the effect of adoption to be recorded as a change in accounting principles, charged to earnings, in the period the change is effected. Under

Canadian GAAP (note 2), the transitional amount is charged to retained earnings (CICA HB 3062).

As of June 30, 2002, the Company completed the assessment of the quantitative impact of the transitional impairment test on its goodwill and other intangible assets. An impairment of $1,000 was determined relating to the impaired goodwill of SageBiopharma Inc.

The table below discloses the pro-forma effect had the year ended December 31, 2001 been subject to FAS 142:

	2003	2002	2001
	$	$	$
Loss from continuing operations — U.S. GAAP	(23,698)	(27,241)	(54,507)
Goodwill amortization expense	—	—	(2,385)

Adjusted loss from continuing operations - U.S. GAAP	(23,698)	(27,241)	(52,122)

Adjusted basic and diluted net loss per share from continuing operations	(0.93)	(1.23)	(2.26)

	2003	2002	2001
	$	$	$
Net loss as reported — U.S. GAAP	(23,123)	(46,477)	(72,104)
Goodwill amortization expense	—	—	(3,791)

Adjusted net loss - U.S. GAAP	(23,123)	(46,477)	(68,313)

Adjusted basic and diluted net loss per share — U.S. GAAP	(0.90)	(2.10)	(2.97)

(f) Discontinued operations

The disposition of certain long-term care facilities by the Company in a previous year was recorded as a sale for Canadian GAAP purposes. This transaction is accounted for as a financing rather than a sale for U.S. GAAP purposes due to the Company’s continuing involvement in the properties.

U.S. GAAP requires that the Company depreciate long-term care facilities using the straight-line method. Under Canadian GAAP, the Company has chosen to depreciate the facilities using the sinking fund method.

(g) Retirement of convertible debentures

Under CICA HB 3860, Financial Instruments, when the company retired its convertible debentures for less than face value, the equity component was included in contributed surplus. Under U.S. GAAP, gains and losses on retirement of convertible debentures are recorded in earnings.

(h) Comprehensive income

Under Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, all changes in shareholders’ equity other than transactions with shareholders are included in comprehensive income regardless of whether they are considered to be results of operations for the period. Under Canadian GAAP, there is no concept of comprehensive income.

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

(i) Share purchase loans

EITF 85-1, Classifying Notes Received for Capital Stock, requires that employee share purchase loans be presented as a deduction from capital stock.

(j) Stock-based compensation

As the Company has elected to use the intrinsic value based method, the following disclosures are required to give pro forma effects as if the fair value based method of accounting had been used to account for employee stock compensation plans.

	2003	2002	2001
	$	$	$
Net loss - U.S. GAAP	(23,123)	(46,477)	(72,104)
Adjustment for SFAS 123	(1,549)	(1,995)	(4,249)

Pro forma net loss for the year - U.S. GAAP	(24,672)	(48,472)	(76,353)

Pro forma net loss per share — U.S. GAAP	(0.96)	(2.19)	(3.32)

The Company plans to grant additional stock options each year. As a result, the above pro forma adjustments for SFAS 123 are not likely to be representative of the effects on reported net loss for future years.

(k) Impact of recently issued accounting pronouncements

Under the U.S. Securities and Exchange Commission Staff Accounting Bulletin 74 (“SAB 74”), the Company is required to disclose information related to new accounting standards that have not yet been adopted.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires the classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150 on July 1, 2003 and the adoption did not have any effect on its financial statements or results of operations.

In May 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003 and did not have any effect on the Company’s financial statements or results of operations.

In May 2003, the Emerging Issues Task Force (“EITF”) issued No. 01-08, Determining Whether an Arrangement Contains a Lease (“EITF 01-08”) which provides guidance on how to determine whether an arrangement contains a lease that is within the scope of SFAS No. 13, Accounting for Leases. The guidance in EITF No. 01-08 is based on whether the arrangement conveys to the purchaser (lessee) the right to use a specific asset. The Company adopted EITF No. 01-08 on July 1, 2003 and the adoption did not have any effect on its financial condition or results of operations.

In December 2003, the Securities and Exchange Commissions (the “SEC”) issued Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition (“SAB 104”), which supersedes portions of SAB 101. The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21. While the wording of SAB 104 changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 did not have a material impact on the Company’s financial statements.

In June 2002, FASB issued No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 will be effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS 146 and EITF No. 94-3 relates to the requirements for recognition of a liability. SFAS requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previously, EITF No. 94-3 required the recognition of liabilities at the date of an entity’s commitment to an exit plan. The adoption of SFAS 146 did not have any effect on the Company’s financial statements or results of operations.

In January 2003, the FASB issued Financial Interpretation (“FIN”) 46, Consolidation of Variable Interest Entities (“VIEs”) in an effort to expand and clarify existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. For U.S. GAAP, FIN 46 is effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003 and January 1, 2004 for all previously existing variable interest entities. Under FIN 46, if an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected losses if they occur, or both. On December 24, 2003, the FASB issued a revised FIN 46, defined as FIN 46R. The CICA has issued a standard similar to FIN 46, except that it applies to annual and interim periods beginning on or after November 1, 2004. The Company is currently evaluating the impact of FIN 46R and its related interpretations.